As filed with the Securities and Exchange Commission on December 23, 2019

Registration No. 333-227902

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CENTREXION THERAPEUTICS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	2834	32-0402377
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

200 State Street

Boston, Massachusetts 02109

(617) 837-6911

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey B. Kindler

Chief Executive Officer

Centrexion Therapeutics Corporation

200 State Street

Boston, Massachusetts 02109

(617) 837-6911

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter N. Handrinos Wesley C. Holmes Latham & Watkins LLP 200 Clarendon Street Boston, Massachusetts 02116 (617) 948-6000	Ilir Mujalovic Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated December 23, 2019.

PROSPECTUS

             Shares

Common Stock

This is Centrexion Therapeutics Corporation’s initial public offering. We are selling              shares of our common stock.

We expect the public offering price to be between $              and $              per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on The Nasdaq Global Select Market under the symbol “CNTX.”

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company disclosure standards. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 14 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting” beginning on page 204 for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional              shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Certain of our existing stockholders, including entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of approximately $              in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2020.

Credit Suisse	SVB Leerink

The date of this prospectus is                     , 2020.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                 , 2020 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have proprietary rights to trademarks, trade names and service marks appearing in this prospectus that are important to our business. Solely for convenience, the trademarks, trade names and service marks may appear in this prospectus without the ® and TM symbols, but any such references are not intended to indicate, in any way, that we forgo or will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

i

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

ii

PROSPECTUS SUMMARY

This summary highlights, and is qualified in its entirety by, the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you in making your investment decision. You should read this entire prospectus carefully, especially the “Risk Factors” section beginning on page 14 and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock.

As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our” and “Centrexion” refer to Centrexion Therapeutics Corporation.

Overview

We are a late clinical-stage biopharmaceutical company focused on becoming the leader in identifying, developing and commercializing novel, non-opioid and non-addictive therapies to address the large unmet medical need for the treatment of chronic pain.

Pain is a protective reaction that alerts the body to the presence of actual or potential tissue damage so that necessary corrective responses can be mounted. The National Institutes of Health, or NIH, defines chronic pain as pain that persists beyond the normal healing time of an injury or that persists or recurs for longer than three to six months. As of 2011, over 40 million adults in the United States and over 1 billion people worldwide suffer from chronic pain each year. This epidemic exacts a tremendous cost in terms of direct treatment and rehabilitation expenditures, lost worker productivity, prevalent addiction to opioid-based drugs, and emotional and financial burden for patients and their families. The World Health Organization, or WHO, and the European Commission estimate the worldwide prevalence of osteoarthritis, or OA, alone will impact 130 million people by 2050, of whom 40 million will be severely disabled by the disease. According to an Institute of Medicine of the National Academies report, pain is a significant public health problem in the United States that costs society between $560 and $635 billion annually. Despite the magnitude of the pain problem, innovation in the development of therapeutic solutions has been largely absent. Since 2010, there have been 19 approvals by the U.S. Food and Drug Administration, or FDA, for the treatment of pain, of which 11 were opioid variants, one was an extended release generic corticosteroid, five were variants of aspirin, and two were variants of other existing drugs. We are developing a portfolio of novel product candidates designed to overcome the limitations of current treatment options for chronic pain and present patients and physicians with better and safer treatment alternatives.

Our most advanced product candidate, CNTX-4975, is designed to selectively and locally target and disrupt the signaling of pain-sensing nerve fibers. CNTX-4975 is in pivotal Phase 3 development for the treatment of moderate to severe pain due to knee OA. CNTX-4975 was granted Fast Track Designation for this indication by the FDA in January 2018.

We have completed the clinical phase, by which we mean the last subject visit has been completed, for VICTORY-1, the first of our two pivotal Phase 3 trials for CNTX-4975, and we expect to report topline results in the first quarter of 2020. VICTORY-1 is a randomized, double-blinded, placebo-controlled trial in 332 subjects with moderate to severe pain due to knee OA. In addition, we completed enrollment for our second pivotal Phase 3 trial for CNTX-4975, VICTORY-2, in May 2019, and for our open label safety trial for CNTX-4975, VICTORY-3, in August 2019. In a preliminary assessment, the topline results from VICTORY-3, in which 856 subjects were randomized and 1,275 knees were injected, were generally consistent with the results observed in TRIUMPH, our Phase 2 trial for CNTX-4975 described below, as measured at week 8 for VICTORY-3 and at week 12 for TRIUMPH. We expect to report topline results for VICTORY-2 in the third quarter of 2020. If the results of these trials are positive, we plan to submit a new drug application, or NDA, in the United States in the second half of 2021, and a marketing authorization application, or MAA, in Europe at a future date thereafter. We hold worldwide commercialization rights to CNTX-4975, and, if successfully developed and approved, we anticipate initial commercial sales in 2022. Issued patents and pending patent applications are expected to provide protection for CNTX-4975 through 2038.

In TRIUMPH, a randomized, double-blinded, placebo-controlled Phase 2 clinical trial for CNTX-4975 in 175 subjects with moderate to severe pain due to knee OA, we observed that, compared to placebo, subjects receiving a single intra-articular, or IA, injection of 1.0 mg of CNTX-4975 experienced:

•

statistically significant and clinically meaningful reduction in pain with walking on a flat surface, corresponding to question A1 of the Western Ontario and McMaster Universities Arthritis Index, or WOMAC index;

•	onset of pain relief observed by second day;

•	durable pain relief, lasting six months after a single treatment;

•	improvement in knee stiffness;

•	improvement in knee function; and

•	an observed adverse event, or AE, profile similar to the placebo group based on the overall incidence of AEs and distribution of specific AEs.

In addition to CNTX-4975, we have three other product candidates in clinical development for the treatment of multiple types of pain. In July 2019, we closed a collaboration and license agreement, or the Lilly License, with Eli Lilly and Company, or Lilly, pursuant to which we granted Lilly a worldwide exclusive license to research, develop, manufacture and commercialize products containing CNTX-0290, one of our product candidates currently in Phase 1 development. We believe that we have one of the industry’s largest pipelines of novel, non-opioid and non-addictive, clinical-stage product candidates for the treatment of chronic pain.

The pharmaceutical industry is highly competitive and we, along with our competitors, face a number of regulatory and technical challenges. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete pre-clinical and clinical development to demonstrate the safety and efficacy of our product candidates. However, we believe that several factors have positioned us to be a leader in the treatment of chronic pain, including our:

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Unique Approach to the Treatment of Chronic Pain—Chronic pain is a highly complex and often misunderstood medical condition. We have a deep understanding of the pathophysiology of chronic pain. We believe we can leverage our knowledge of pain biology to develop targeted treatments that are specific to both the type and source of pain.

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Extensive Clinical Data—We have generated Phase 2 clinical data for our most advanced product candidate, CNTX-4975, that showed onset of response by the second day after administration, a significant reduction from baseline knee OA pain and a clinically meaningful difference compared to the placebo group in subjects with moderate to severe knee OA pain, and the potential for six months of significant pain reduction with a single IA injection. Additionally, in clinical trials to date, we have observed the adverse event profile of CNTX-4975 to be comparable to placebo and trials have shown limited systemic exposure of CNTX-4975 after an IA injection.

•

Significant Management Team Expertise—We have assembled a senior management team with over 135 years of collective experience in leadership positions at companies such as Abbott, Celgene, Merck, Pfizer and Roche, with substantial product development experience and a successful track record of navigating complex drug development and regulatory pathways. Our clinical team has led or contributed to the development of 20 products, including Rituxan for rheumatoid arthritis, Otezla and Actemra, all three of which have achieved multi-billion dollars in annual sales. Our Chief Commercial Officer has contributed to the launch of 25 products.

Since our inception in 2013, we have raised approximately $163.5 million in private financings. Our key investors include New Enterprise Associates, InterWest Partners, Quan Capital Management, Arrowmark Partners, Clough Capital Partners, 6 Dimensions Capital, and Lilly Asia Ventures. Additionally, under the Lilly License, Lilly made an upfront payment to us of $47.5 million on July 26, 2019 (which yielded net proceeds of $46.4 million, after the payment of certain expenses) and agreed to pay up to an additional $575.0 million, subject to the achievement of certain development and regulatory milestones. If CNTX-0290 is successfully commercialized, we will be eligible to receive up to an additional $375.0 million in potential sales milestones, if achieved, plus tiered royalties of percentages ranging from the high-single digits to mid-teens based on sales.

Our Product Candidates

Our product candidates are designed to treat pain conditions of multiple etiologies associated with a wide variety of common disease states. The following table summarizes our current product candidate pipeline:

Our Strategy

Our mission is to develop and commercialize novel, non-opioid and non-addictive therapies to safely and effectively address the significant unmet medical need of chronic pain. The principal elements of our strategy to achieve this mission are the following:

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Create novel, non-opioid and non-addictive therapies by leveraging our understanding of pain biology to address the large and growing problem of chronic pain. While innovation in medical sciences has led to exciting new treatment options in many disease areas, chronic pain has seen limited innovation in recent years. We have a deep understanding of the pathophysiology of chronic pain. We intend to leverage this understanding to bring innovation in the chronic pain treatment paradigm through targeted drug development. Our senior management team has over 135 years of collective experience in leadership positions at companies with substantial product development experience, and understands the complexity of designing and executing clinical trials for and developing pain therapies.

•	Advance the development of our lead product candidate, CNTX-4975, designed for the treatment of patients with moderate to severe chronic pain associated with knee OA. There are limited therapeutic options available for patients with moderate to severe knee OA and we believe that CNTX-4975 has the potential to transform the standard of care to a once every-six-months IA injection to substantially improve moderate to severe knee OA pain. In January 2018, the FDA granted Fast Track Designation for CNTX-4975 for the treatment of moderate to severe knee OA pain. We have completed the clinical phase of VICTORY-1, the first of our two pivotal Phase 3 trials for CNTX-4975, and expect to report topline results in the first quarter of 2020. VICTORY-1 is a randomized, double-blinded, placebo-controlled trial in 332 subjects with moderate to severe pain due to knee OA. In addition, we completed enrollment of subjects for our second pivotal Phase 3 trial, VICTORY-2, in May 2019, and for our open label safety trial, VICTORY-3, in August 2019. In a preliminary assessment, the topline results from VICTORY-3 were generally consistent with the results observed in TRIUMPH, our Phase 2 trial, as measured at week 8 for VICTORY-3 and at week 12 for TRIUMPH. We expect to report topline results for VICTORY-2 in the third quarter of 2020. If the results of our ongoing and future clinical trials are positive, we plan to submit an NDA in the United Sates in the second half of 2021. If successfully developed and approved, we anticipate initial commercial sales in 2022.

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Leverage clinical activity of CNTX-4975 to expand into new indications, including pain associated with the arthritis of other joints. We believe that CNTX-4975 may have analgesic utility in additional joints, including small sized joints such as the carpometacarpal joint, or base of the thumb, medium sized joints such as the ankle, and other large joints such as the hip or shoulder. If we are successful in obtaining safety and efficacy data that support the use of CNTX-4975 in both a small and a medium sized joint, in addition to the large joint of the knee, we believe the indication for use of CNTX-4975, if approved, could potentially be broadened to the treatment of moderate to severe pain associated with OA, with no limitation as to which joint is involved. In addition, there are other types of joint disorders associated with chronic pain, such as rheumatoid and psoriatic arthritis, post-traumatic joint injury and temporomandibular joint disorders, where we believe CNTX-4975 may have potential for use as an analgesic.

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Advance our other product candidates through clinical development and pursue development of additional product candidates. Our objective is to build a well-balanced, multi-asset portfolio targeting the large population of patients with chronic pain. To achieve this, in addition to CNTX-4975, we intend to pursue development, either alone or in collaboration with others, of our other product candidates, CNTX-0290, CNTX-6016 and CNTX-6970, as applicable, in indications where we believe they could have meaningful impact and address the large unmet medical need. In addition, we may choose to selectively in-license or acquire complementary product candidates by leveraging the insights, network and experience of our management team.

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Maximize the commercial potential of all our product candidates. We currently intend to retain all commercial rights to CNTX-4975 in the United States and selectively partner outside of the United States. Because injectable IA therapies for chronic joint pain in the United States are administered by a relatively small number of specialists, particularly pain management physicians, sports medicine specialists, orthopedists and rheumatologists, we believe that we can effectively commercialize CNTX-4975 in the United States to each of these specialist groups with our own targeted sales and marketing organization and, thereby, retain greater commercial value versus a partnership. As we continue to build and develop our product portfolio, we may opportunistically pursue strategic partnerships that maximize the value of our pipeline while seeking to maintain commercialization rights in the United States for select specialists that treat chronic pain conditions.

For example, in July 2019, we closed the Lilly License with Lilly with respect to the development of CNTX-0290.

•

Leverage our management team background and expertise. We have assembled a management team with extensive experience in product development. Our Chief Medical Officer is a rheumatologist with 29 years of drug development experience, our Chief Scientific Officer is a neurosurgeon who also led a pain research laboratory, and our Chief Development Operations Officer has 23 years of development experience, including participation in the development of four approved pain therapies, and our Chief Commercial Officer has 20 years of commercial experience that includes the launch of 25 products. Their experience with both patients and drug development provides them with deep insight into chronic pain as well as the changing treatment landscape. We believe this experience enables us to better understand unmet medical needs in chronic pain and design and execute efficient clinical trial programs and regulatory strategies.

Risk Factors

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

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we have a limited operating history, have incurred significant losses since our inception, expect to incur losses for the foreseeable future, may never achieve or maintain profitability, and our recurring losses from operations could continue to raise substantial doubt regarding our ability to continue as a going concern;

•

even if this offering is successful, we will need additional funding in order to complete development of and obtain regulatory approval for our product candidates and commercialize our products, if approved;

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our pre-clinical studies and clinical trials may fail to demonstrate adequately the safety and efficacy of any of our product candidates and the development of our product candidates may be delayed or unsuccessful, which could prevent or delay regulatory approval and commercialization;

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our business is highly dependent on the success of our lead product candidate, CNTX-4975, which will require significant additional clinical testing before we can seek regulatory approval and potentially launch commercial sales, and if CNTX-4975 does not receive regulatory approval or is not successfully commercialized, our business may be harmed;

•

the clinical trial and regulatory approval processes are lengthy, time consuming and inherently unpredictable, and we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates;

•	developments by competitors may render our products or technologies obsolete or non-competitive or may reduce the size of our markets;

•

failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue;

•	our product candidates may cause serious adverse events or undesirable side effects, including injury and death;

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we rely on third parties, some of which are sole suppliers, for the manufacture and supply of materials for our research programs, pre-clinical studies and clinical trials and we do not have long-term contracts with any of these parties, which increases the risk that we will not have sufficient quantities of such materials, product candidates, or any therapies that we may develop and commercialize, or that such supply will not be available to us at an acceptable cost, which could delay, prevent, or impair our development or commercialization efforts;

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our existing collaborations are important to our business and future licenses may also be important to us, and if we are unable to maintain any of these collaborations, or if these arrangements are not successful, our business could be adversely affected;

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if we are unable to adequately protect our proprietary technology, or obtain and maintain issued patents which are sufficient to protect our product candidates, others could compete against us more directly, which would negatively impact our business; and

•	our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

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being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if prior to the end of such five-year period, (i) our annual gross revenue exceeds $1.07 billion, (ii) we issue more than $1.0 billion of non-convertible debt in any three-year period or (iii) we become a “large accelerated filer” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act), we will cease to be an emerging growth company prior to the end of such five-year period. We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (c) have filed at least one annual report pursuant to the Exchange Act.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Corporate Information

We were incorporated under the laws of the State of Delaware in February 2013. Our principal executive offices are located at 200 State Street, Boston, Massachusetts 02109 and our telephone number is (617) 837-6911. Our website address is www.centrexion.com. The information contained in, or accessible through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to additional shares of our common stock at the public offering price less estimated underwriting discounts and commissions.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately million (or approximately million if the underwriters exercise in full their option to purchase additional shares of common stock), at an assumed public offering price of per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. We anticipate that we will use the net proceeds of this offering, together with our cash and cash equivalents, to fund the remainder of the Phase 3 program and pre-commercialization expenses for CNTX-4975; to fund the development of CNTX-6970 to complete Phase 1 development and initiate a Phase 2 trial for chronic pain; to fund the development of CNTX-6016 to complete Phase 1 development; and the remainder, if any, for other research and development expenses for our pipeline, including unallocated expenses, and for working capital and other general corporate purposes. See “Use of Proceeds” beginning on page 72 for additional information.

Risk factors	You should carefully read the “Risk Factors” beginning on page 14 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Dividend policy

The terms of our current certificate of incorporation provide that, upon conversion of our preferred stock into our common stock upon the closing of this offering, holders of Series D preferred stock issued within the period beginning one year prior to the closing of this offering and ending upon the closing of this offering will receive a cumulative accrued dividend calculated at a rate per annum of $0.117 per share of Series D preferred stock (subject to certain adjustment provisions), payable in shares of common stock based on a value of $11.241 per share. As of September 30, 2019, cumulative dividends of an aggregate of 47,870 shares of our common stock had accrued to certain of our Series D preferred stockholders. These cumulative dividends have continued to accrue subsequent to September 30, 2019. Based on an assumed closing date of                     , 2020, we expect to issue                  shares of our common stock for cumulative accrued dividends to such holders our Series D preferred stock. For each day prior to or following the assumed closing date that this

offering actually closes, such dividends decrease or increase, respectively, by an aggregate of approximately                  shares of common stock. In addition, as of November 30, 2019, we have issued an aggregate of 423,237 shares of our common stock to certain holders of shares of our Series D preferred stock in respect of an accruing dividend on such shares. The stock dividends will not be paid on any shares of our common stock purchased in this offering. We do not pay dividends on our common stock and do not anticipate paying any dividends on our common stock for the foreseeable future. Any future determinations relating to our dividend policy will be made at the discretion of our board of directors and will depend on various factors. See “Dividend Policy” on page 75.

Nasdaq Global Select Market symbol	“CNTX”

Certain of our existing stockholders, including entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of approximately $                  in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering.

The number of shares of our common stock to be outstanding after this offering is based on 1,669,866 shares of our common stock outstanding as of September 30, 2019 and excludes:

•	2,515,204 shares of our common stock issuable upon exercise of stock options outstanding as of September 30, 2019 at a weighted-average exercise price of $5.44 per share;

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83,189 shares of our common stock issuable upon the exercise of certain warrants to purchase common stock outstanding as of September 30, 2019, at a weighted average exercise price of $6.59 per share, and 66,717 shares of our common stock issuable upon the conversion of shares of preferred stock issuable upon the exercise of certain warrants to purchase preferred stock outstanding as of September 30, 2019 at an exercise price (on an as-converted basis) of $11.241 per share;

•	630 shares of our common stock issued subsequent to September 30, 2019 to certain holders of our Series D preferred stock in respect of an accrued dividend;

•

                 shares of our common stock issuable upon the exercise of stock options to be granted in connection with this offering under our 2020 Incentive Award Plan, or the 2020 Plan, which will become effective in connection with this offering, to certain of our directors, executive officers and employees, at an exercise price per share equal to the initial public offering price in this offering;

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                 shares of our common stock reserved for future issuance under the 2020 Plan, as well as shares of our common stock that become available pursuant to provisions in the 2020 Plan that automatically increase the share reserve under the 2020 Plan as described in “Executive and Director Compensation—Incentive Plans—2020 Incentive Award Plan”; and

•	shares of our common stock that will become available for future issuance under our 2020 Employee Stock Purchase Plan, or the 2020 ESPP, which will become effective in connection with this offering, as well as shares of our common stock that become available pursuant to provisions in the 2020 ESPP that automatically increase the share reserve under the 2020 ESPP as described in “Executive and Director Compensation—Incentive Plans—2020 Employee Stock Purchase Plan.”

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a 1-for-6.245 reverse split of our common stock, which became effective on November 2, 2018;

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 16,334,500 shares of our common stock upon the closing of this offering;

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the issuance of an aggregate of                  shares of our common stock upon the closing of this offering to pay accrued dividends on certain shares of our Series D preferred stock, assuming a closing date for this offering of                     , 2020 (for each day prior to or following such assumed closing date that this offering actually closes, such dividends shall decrease or increase, respectively, by an aggregate of approximately                  shares of common stock);

•

the automatic cashless exercise of certain outstanding warrants to purchase shares of common stock and preferred stock, which, based on an assumption that the fair market value of our common stock for purposes of automatic exercise under the warrants will be equal to the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) and assuming the automatic conversion of the shares of preferred stock issued pursuant to such automatic cashless exercise into shares of common stock, would result in the issuance of                  shares of our common stock upon the closing of this offering (a $1.00 increase in the assumed initial public offering price of $         per share would increase the number of additional shares of our common stock issuable in connection with such automatic exercise by an aggregate of                  shares; a $1.00 decrease in the assumed initial public offering price of $         per share would decrease the number of additional shares of our common stock issuable in connection with such exercise by an aggregate of                  shares);

•

the assumed exercise prior to the closing of this offering of certain outstanding warrants that shall otherwise expire upon such closing to purchase 2,414,006 shares of preferred stock for an aggregate purchase price of approximately $4.3 million, which, assuming the automatic conversion of the shares of preferred stock issued pursuant to such exercise into shares of common stock, would result in the issuance of 386,506 shares of our common stock upon the closing of this offering;

•

for purposes of any automatic cashless exercise of warrants, that the fair market value of our common stock immediately prior to the closing of this offering exceeds the exercise price of the applicable warrant;

•	no exercise of outstanding options or warrants after September 30, 2019, other than as described above;

•	the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur in connection with the closing of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock.

Summary Financial Data

The following tables set forth a summary of our financial data as of, and for the periods ended on, the dates indicated. We have derived the summary statement of operations data for the years ended December 31, 2017 and 2018 from our audited financial statements appearing at the end of this prospectus. The statement of operations data for the nine months ended September 30, 2018 and 2019 and the balance sheet data as of September 30, 2019 have been derived from our unaudited financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and results for the nine months ended September 30, 2019 are not necessarily indicative of the results to be expected for the full year ending December 31, 2019. You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2017	2018	2018	2019
			(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Revenue	$—	$—	$—	$47,500

Operating expenses:
Research and development	17,622	28,620	17,420	29,629
General and administrative	6,433	10,557	6,612	10,582

Total operating expenses	24,055	39,177	24,032	40,211

Income (loss) from operations	(24,055)	(39,177)	(24,032)	7,289

Other income (expense), net:
Interest income	43	754	564	651
Interest expense	(983)	(332)	(205)	(1,027)
Loss on conversion of convertible notes payable	(497)	—	—	—
Loss on disposal of property and equipment	(38)	—	—	—
Loss on forgiveness of notes receivable from stockholders	—	(599)	(599)	—
Loss on extinguishment of long-term debt	—	(298)	(298)	(381)
Revaluation of warrant liabilities	475	68	(763)	727

Total other income (expense)	(1,000)	(407)	(1,301)	(30)
Net income (loss) before income tax benefit	(25,055)	(39,584)	(25,333)	7,259
Income tax benefit	441	627	—	—

Net income (loss)	(24,614)	(38,957)	(25,333)	7,259
Less: Cumulative dividends on convertible preferred stock	(128)	(3,655)	(2,791)	(489)

Net income (loss) attributable to common stockholders	$(24,742)	$(42,612)	$(28,124)	$6,770

Net income (loss) per common share amounts:
Basic net income (loss) per share attributable to common stockholders	$(19.91)	$(33.73)	$(22.60)	$4.05
Diluted net income (loss) per share attributable to common stockholders	$(19.91)	$(33.73)	$(22.60)	$0.36

Weighted average common shares outstanding
Basic	1,242,744	1,263,369	1,244,493	1,669,866
Diluted	1,242,744	1,263,369	1,244,493	18,704,165

Pro forma net income (loss) per share attributable to common stockholders, basic and diluted (unaudited)(1)				$—

Weighted average shares used in computing pro forma net income (loss) attributable to common stockholders, basic and diluted (unaudited)(1)				—

(1)

See Note 2 to our audited financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma basic and diluted net loss per common share and the weighted average number of shares used in the computation of the per share amounts.

	As of September 30, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
		(unaudited) (in thousands)
Balance Sheet Data:
Cash and cash equivalents	$69,263	$	$
Total assets	83,021
Working capital(4)	64,984
Long term debt	24,362
Common stock	2
Convertible preferred stock	168,232
Additional paid-in capital	10,827
Accumulated deficit	(133,389)
Total stockholders’ (deficit) equity	(122,560)

(1)	The pro forma balance sheet data gives effect to:

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 16,334,500 shares of our common stock upon the closing of this offering;

•

the issuance of an aggregate of              shares of our common stock upon the closing of this offering to pay accrued dividends on certain shares of our Series D preferred stock, assuming a closing date for this offering of             , 2020 (for each day prior to or following such assumed closing date that this offering actually closes, such dividends shall decrease or increase, respectively, by an aggregate of approximately                  shares of common stock);

•

the automatic cashless exercise of certain outstanding warrants to purchase shares of common stock and preferred stock, which, based on an assumption that the fair market value of our common stock for purposes of automatic exercise under the warrants will be equal to the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) and assuming the automatic conversion of the shares of preferred stock issued pursuant to such automatic cashless exercise into shares of common stock, would result in the issuance of                  shares of our common stock upon the closing of this offering (a $1.00 increase in the assumed initial public offering price of $                 per share would increase the number of additional shares of our common stock issuable in connection with such automatic exercise by an aggregate of                  shares; a $1.00 decrease in the assumed initial public offering price of $         per share would decrease the number of additional shares of our common stock issuable in connection with such exercise by an aggregate of                  shares);

•

the assumed exercise prior to the closing of this offering of certain outstanding warrants that shall otherwise expire upon such closing to purchase 2,414,006 shares of preferred stock for an aggregate purchase price of approximately $4.3 million, which, assuming the automatic conversion of the shares of preferred stock issued pursuant to such exercise into shares of common stock, would result in the issuance of 386,506 shares of our common stock upon the closing of this offering; and

•

for purposes of any automatic cashless exercise of warrants, that the fair market value of our common stock immediately prior to the closing of this offering exceeds the exercise price of the applicable warrant.

(2)

Reflects the pro forma adjustments described in footnote (1) and the issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets, additional paid-in capital and total stockholders’ equity (deficit) by million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) each of cash and cash equivalents, total assets, additional paid-in capital and total stockholders’ equity (deficit) by million. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

(4)	We define working capital as current assets less current liabilities.
(5)

Does not include any additional drawdown of the $15.0 million available under our term loan facility with Solar Capital, Ltd. and certain of its affiliates, subject to certain conditions, after the completion of this offering.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in our common stock. Our business, financial condition, results of operations or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our common stock could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

Risks Related to Our Financial Position and Need for Additional Capital

We have a limited operating history and a history of escalating operating losses, which may make it difficult to evaluate the prospects for our future viability.

We are a late clinical-stage biopharmaceutical company established in February 2013 and have only a limited operating history. Our operations to date have been limited to financing and staffing our company, developing our technology and identifying and developing our product candidates. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. We have not yet demonstrated an ability to obtain marketing approval, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing, obtaining marketing approval for and commercializing chronic pain treatments.

In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown obstacles. We will eventually need to transition from a company with a research focus and development to a company capable of supporting commercial activities. We may not be successful in such a transition.

As we continue to build our business, we expect our financial condition and operating results may fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any particular quarterly or annual period as indications of future operating performance.

We have incurred significant losses since inception and expect to incur significant additional losses for the foreseeable future. We may never achieve or maintain profitability.

We have incurred significant operating losses since our inception, including operating losses of approximately $24.1 million and $39.2 million for the fiscal years ended December 31, 2017 and December 31, 2018, respectively, and an operating loss of $24.0 million for the nine months ended September 30, 2018. Although we had operating income of $7.3 million for the nine months ended September 30, 2019, such income was solely due to an upfront payment to us of $47.5 million by Lilly during such period pursuant to the terms of the Lilly License. We have not commercialized any products and have never generated any revenue from product sales. We have devoted most of our financial resources to research and development, including our pre-clinical development activities.

In addition, we expect to continue to incur significant additional operating losses for the foreseeable future as we seek to advance product candidates through pre-clinical and clinical development, expand our research and development activities, develop new product candidates, complete pre-clinical studies and clinical trials, seek regulatory approval and, if we receive FDA approval, commercialize our products. In order to obtain FDA approval of any product candidate, we must submit to the FDA an NDA demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as non-clinical or pre-clinical studies, as well as human tests, which are referred to as clinical trials. Furthermore, the costs of advancing product candidates into each succeeding clinical phase tend to increase substantially over time. The total costs to advance any of our product candidates to marketing approval in even a single jurisdiction would be substantial. Because of the numerous risks and uncertainties associated with chronic pain treatment product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to begin generating revenue from the commercialization of products or achieve or maintain profitability. Our expenses will also increase substantially if and as we:

•	continue our current research programs and our pre-clinical and clinical development and approval of product candidates from our current research programs;

•	seek to identify, assess, acquire and/or develop additional research programs and additional product candidates;

•	initiate pre-clinical testing and clinical trials for any product candidates in our pipeline or any other product candidates we identify and develop in the future;

•	seek regulatory approvals for our product candidates;

•	establish a sales, marketing and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval;

•	maintain, expand and protect our intellectual property portfolio;

•	add clinical, scientific, commercial and support personnel;

•	utilize external vendors for support with respect to research, development, commercialization, regulatory, pharmacovigilance and other functions;

•

add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts, as well as to support our transition to a public reporting company;

•	acquire or in-license other commercial products, product candidates and technologies;

•	make royalty, milestone or other payments under current and any future in-license agreements;

•	implement additional internal systems and infrastructure; and

•	operate as a public company.

Furthermore, our ability to successfully develop, commercialize and license our products and generate product revenue is subject to substantial additional risks and uncertainties. Each of our product candidates will require additional pre-clinical and clinical development and, for some of our product candidates, additional pre-clinical development, potential regulatory approval in multiple jurisdictions, the securing of manufacturing supply, capacity and expertise, the use of external vendors, the building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenue from product sales. As a result, we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

The amount of future losses and when, if ever, we will achieve profitability are uncertain. We have no products that have generated any commercial revenue, do not expect to generate revenues from the commercial sale of products in the foreseeable future, and might never generate revenues from the sale of products. Our ability to generate revenue and achieve profitability will depend on, among other things, successful completion of the clinical development of our product candidates; obtaining necessary regulatory approvals from the FDA and international regulatory agencies; establishing manufacturing, sales, and marketing infrastructure to commercialize our product candidates for which we obtain approval; and raising sufficient funds to finance our activities. We might not succeed at any of these undertakings. If we are unsuccessful at some or all of these undertakings, our business, prospects, and results of operations may be materially adversely affected.

Even if this offering is successful, we will need additional funding in order to complete development of and obtain regulatory approval for our product candidates and commercialize our products, if approved. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Even after the consummation of this offering, we will continue to need additional capital beyond the proceeds of this offering, which we may raise through equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. Additional sources of financing might not be available on favorable terms, if at all. If we do not succeed in raising additional funds on acceptable terms, we might be unable to complete planned clinical trials or obtain approval of any of our product candidates from the FDA, or any foreign regulatory authorities, and could be forced to discontinue product development. In addition, attempting to secure additional financing may divert the time and attention of our management from day-to-day activities and harm our product candidate development efforts.

We will require substantial funds to further develop, obtain approval for and commercialize our product candidates, including CNTX-4975, which is currently in Phase 3 clinical development. We will also require substantial funds to further develop, obtain approval for and commercialize our other product candidates, CNTX-6970 and CNTX-6016, which are in various stages of development.

Based on our current operating plan, we believe that the anticipated net proceeds from this offering and our current cash and cash equivalents will be sufficient to enable us to fund our operating expenses and capital expenditure requirements until             , including the funding of the remainder of the Phase 3 program and precommercialization expenses for CNTX-4975; the funding of the development of CNTX-6970 to complete Phase 1 development and initiate a Phase 2 trial for chronic pain; the funding of the development of CNTX-6016 to complete Phase 1 development; and the remainder, if any, for other research and development expenses for our pipeline, including unallocated expenses, and for working capital and other general corporate purposes. This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. Because the length of time and activities associated with successful development of CNTX-4975 and our other product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development, approval and any approved marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the scope and results of our pre-clinical studies and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for CNTX-4975 and our other product candidates;

•	the costs and timing of changes in the regulatory environment and enforcement rules;

•	the costs and timing in changes in pharmaceutical pricing and reimbursement infrastructure;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including any litigation costs and the results of such litigation;

•	the effect of competing technological and market developments;

•	the costs of operating as a public company;

•	the extent to which we in-license or acquire other products and technologies;

•	the cost of establishing sales, marketing and distribution capabilities for our product candidates in regions where we choose to commercialize our products; and

•	the initiation, progress, timing and results of our commercialization of CNTX-4975 and our other product candidates, if approved for commercial sale.

Depending on our business performance, the economic climate and market conditions, we may be unable to raise additional funds through any sources. If we are unable to obtain adequate funding on a timely basis, we may be required to curtail or discontinue one or more of our development programs for CNTX-4975, CNTX-6970 or CNTX-6016 or to reduce our operations. If we raise additional funds by issuing equity securities, our then-existing stockholders will experience dilution and the terms of any new equity securities may have preference over those of our existing common stock.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial revenue, we may finance our cash needs through a combination of equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our operations, our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends, redeeming our stock, making certain investments and engaging in certain merger, consolidation or asset sale transactions, among other restrictions. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our recurring losses from operations could continue to raise substantial doubt regarding our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

We have incurred significant operating losses since our inception and have never generated product revenue, and it is possible we will never generate product revenue or profit. Meaningful revenues will likely not be available until and unless any future product candidates are approved by the FDA or comparable regulatory agencies in other countries and successfully marketed, either by us or a partner, an outcome which may not occur. Accordingly, we have concluded that substantial doubt exists regarding our ability to continue as a going concern. Our audited financial statements appearing at the end of this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of these uncertainties related to our ability to operate on a going concern basis. In its report on our financial statements for the year ended December 31, 2018, our independent registered public accounting firm included an explanatory paragraph stating that our recurring losses from operations and negative cash flows since inception and our need to raise additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that investors will lose all or a part of their investment. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our debt. In addition, we may still incur substantially more debt.

On June 28, 2019, we entered into a loan and security agreement with Solar Capital, Ltd. and certain of its affiliates, or Solar, for a $40.0 million term loan facility, with an initial funded tranche of $25.0 million and a second tranche of $15.0 million available to be drawn down, subject to certain conditions, after the completion of this offering. After the funding of the initial tranche, we received net proceeds of $16.7 million after repayment of a prior term loan facility with SVB and the payment of certain expenses. As of September 30, 2019, our total indebtedness (excluding facility lease obligations) was approximately $25.0 million, comprised of borrowings under our term loan facility with Solar. We may also incur additional indebtedness to meet future financing needs. There is a risk that we may be unable to generate enough cash to pay amounts due in respect of our indebtedness.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to satisfy our current indebtedness obligations and any future indebtedness we may incur, as well as to make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional debt or equity financing on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness or future indebtedness will depend on the capital markets and our financial condition at such time.

In addition, the loan and security agreement contains, and the agreements that may govern any future indebtedness that we may incur may contain, financial and other restrictive covenants that will limit our ability to engage in activities that may be in our best interests. Our failure to comply with those covenants could result in an event of default under such agreements that, if not cured or waived, could result in the acceleration of a portion or all of our indebtedness. All obligations under the term loan facility are secured by a first priority lien on substantially all of our personal property, subject to certain exceptions including intellectual property assets. As a result, if we default on any of our obligations under our term loan facility, Solar could foreclose on its security interest and liquidate some or all of the collateral, which would harm our business, financial condition and results of operations and could require us to reduce or cease operations.

We have no approved products.

To date, we have no approved product on the market and have generated no product revenues. Unless we receive approval from the FDA or other regulatory authorities for our product candidates, we will not have product revenues. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from the net proceeds of this offering, cash on hand, and licensing fees and grants, if any.

Our product candidates are in various stages of development.

We are a biopharmaceutical company focused on the development of therapeutics that are intended to provide patients with relief from chronic pain, all of which treatments are at stages of clinical development. Favorable results in pre-clinical or early stage clinical trials may not be predictive of success in later clinical trials and may not lead to commercially viable products for any of several reasons. For example, our product candidates may fail to be safe and effective in clinical trials or additional pre-clinical studies, or we may have inadequate financial or other resources to pursue discovery and development efforts for new product candidates. Our product candidates will require significant additional development, clinical trials, regulatory clearances and additional investment by us before they can be commercialized.

Our business is highly dependent on the success of our lead product candidate, CNTX-4975, which is being developed as a synthetic, ultra-pure IA injection of trans-capsaicin. CNTX-4975 and our other product candidates will require significant additional clinical testing before we can seek regulatory approval and potentially launch commercial sales. If CNTX-4975 does not receive regulatory approval or is not successfully commercialized, our business may be harmed.

A substantial portion of our business and future success depends on our ability to develop, obtain regulatory approval for and successfully commercialize our lead product candidate, CNTX-4975. We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to CNTX-4975, which will require additional clinical development, management of clinical, medical affairs and manufacturing activities, regulatory approval in multiple jurisdictions, the securing of manufacturing supply, the building of a commercial organization, substantial investment and significant marketing efforts before we can generate any revenues from any commercial sales. We cannot be certain that CNTX-4975 will be successful in ongoing or future clinical trials, receive regulatory approval or be successfully commercialized even if we receive regulatory approval. Even if we receive approval to market CNTX-4975 from the FDA or other regulatory bodies, we cannot be certain that our product candidates will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. Nor can we be certain that, if and when approved, the safety and efficacy profile of CNTX-4975 or our other product candidates will be consistent with the profiles observed in clinical trials.

CNTX-4975 is being developed as a synthetic, ultra-pure IA injection of trans-capsaicin for the treatment of moderate to severe chronic pain associated with knee OA as our lead indication. We have also studied CNTX-4975 in Morton’s neuroma and in canine OA, although neither of these programs is actively in development at this time due to our prioritization of the knee OA program. If the CNTX-4975 knee OA program is not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successful, our business, financial condition and results of operations may be materially harmed.

CNTX-4975 is our most advanced product candidate, and if we experience regulatory or developmental issues with respect to CNTX-4975, our development plans and business could be significantly harmed. Moreover, if we experience similar regulatory or developmental issues with our other pipeline product candidates, our development plans and business could be significantly harmed. Further, our competitors may be developing products with similar mechanisms of action and may experience problems with their products that could identify problems that would potentially harm our business.

We may not be successful in our efforts to identify and successfully commercialize additional product candidates.

Part of our strategy involves identifying novel product candidates. The process by which we identify product candidates may fail to yield product candidates for clinical development for a number of reasons, including those discussed in these risk factors and also:

•	we may not be able to assemble sufficient resources to acquire or discover additional product candidates;

•	competitors may develop alternatives that render our potential product candidates obsolete or less attractive;

•	potential product candidates we develop may nevertheless be covered by third parties’ patents or other exclusive rights;

•

potential product candidates may, on further study, be shown to have harmful side effects, toxicities or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance;

•	potential product candidates may not be effective in treating their targeted diseases or symptoms;

•	the market for a potential product candidate may change so that the continued development of that product candidate is no longer reasonable;

•	a potential product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; or

•	the regulatory pathway for a potential product candidate is highly complex and difficult to navigate successfully or economically.

In addition, we may choose to focus our efforts and resources on a potential product candidate that ultimately proves to be unsuccessful, or to license or purchase a marketed product that does not meet our financial expectations. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases that may later prove to have greater commercial potential, or relinquish valuable rights to such product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to retain sole development and commercialization rights. If we are unable to identify and successfully commercialize additional suitable product candidates, this would adversely impact our business strategy and our financial position.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to timely capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Risks Related to Discovery, Development, Clinical Testing, Manufacturing and Regulatory Approval

Clinical trials required for our product candidates are expensive and time-consuming, their outcome is uncertain, and if our clinical trials do not meet safety or efficacy endpoints in these evaluations, or if we experience significant delays in these trials, our ability to commercialize our product candidates and our financial position will be impaired.

We dosed our first patient in a pivotal Phase 3 clinical trial of our lead product, CNTX-4975, in February 2018. Our other product candidates are in pre-clinical or clinical development. It is impossible to predict when or if any of our product candidates will prove effective and safe in humans or will receive regulatory approval, and the risk of failure through the development process is high. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete pre-clinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans.

Clinical development is a long, expensive and uncertain process that is subject to significant delays. Due to known or unknown circumstances beyond our control, it may take us several years to complete our testing, and failure can occur at any stage of testing. Delays associated with products for which we are directly conducting pre-clinical studies or clinical trials may cause us to incur additional operating expenses. The commencement and rate of completion of pre-clinical studies or clinical trials may be delayed by, or terminated because of, many factors, including:

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our pre-clinical studies or clinical trials;

•	failure to obtain regulatory approval to commence a trial;

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failure to reach an agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	slower than expected rates of recruitment of patients or failure to recruit a sufficient number of patients;

•	modification of pre-clinical studies or clinical trial protocols;

•	changes in regulatory requirements for pre-clinical studies or clinical trials;

•	the impact of unusual placebo effects;

•	the lack of effectiveness during pre-clinical studies or clinical trials;

•	the emergence of unforeseen safety issues;

•	failure to obtain institutional review board, or the IRB, approval at each site;

•	delays, suspension, or termination of clinical trials by the IRB responsible for overseeing the trial at a particular trial site;

•	failure of patients in completing a trial or returning for post-treatment follow-up;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	failure to address patient safety concerns that arise during the course of a trial;

•	failure to manufacture sufficient quantities of product candidate for use in clinical trials; and

•	government, IRB or other regulatory delays or “clinical holds” requiring suspension or termination of the trials.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates or significantly increase the cost of such trials, including:

•	we may receive feedback from regulatory authorities that requires us to modify the design of our clinical trials;

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clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon development programs;

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the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	we may be unable to enroll a sufficient number of patients in our clinical trials to ensure adequate statistical power to detect any statistically significant treatment effects;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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regulators, IRBs or independent ethics committees, or IECs, may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site or may require that we or our investigators suspend or terminate clinical trials of our product candidates for various reasons, including non-compliance with regulatory requirements, a finding that our product candidates have undesirable side effects or other unexpected characteristics, or a finding that the participants are being exposed to unacceptable health risks;

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we may experience delays in reaching or fail to reach agreement on acceptable pre-clinical studies or clinical trial contracts or pre-clinical studies or clinical trial protocols with prospective trial sites;

•	the cost of pre-clinical studies or clinical trials of our product candidates may be greater than we anticipate and we may not have funds to cover the costs;

•	the supply or quality of our product candidates or other materials necessary to conduct pre-clinical studies or clinical trials of our product candidates may be insufficient or inadequate;

•	regulators may revise the requirements for approving our product candidates, or such requirements may not be as we anticipate; and

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any current or future collaborators that conduct pre-clinical studies or clinical trials may face any of the above issues, and may conduct pre-clinical studies or clinical trials in ways they view as advantageous to them but that are suboptimal for us.

If we are required to extend the duration of current pre-clinical studies or clinical trials or to conduct additional pre-clinical studies or clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete pre-clinical studies or clinical trials of our product candidates or other testing, if the results of these trials, studies or tests are not positive or are only modestly positive, if there are safety concerns or if we determine that the observed safety or efficacy profile would not be competitive in the marketplace, we may:

•	incur unplanned costs;

•	be delayed in obtaining marketing approval for our product candidates or not obtain marketing approval at all;

•	obtain marketing approval in some countries and not in others;

•	obtain marketing approval for indications or patient populations that are not as broad as intended or desired;

•	obtain marketing approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

We could encounter delays if a clinical trial is materially modified, suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a material modification, suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects for our product candidates, or other products or product candidates in the same drug class, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Furthermore, we may rely on CROs and clinical trial sites to ensure the proper and timely conduct of clinical trials and while we would have agreements governing their committed activities, we would have limited influence over their actual performance, as described in “—Risks Related to Our Dependence on Third Parties.”

Our most advanced product candidate, CNTX-4975, is in clinical development and will require the completion of clinical testing before we are prepared to submit an NDA for regulatory approval. We cannot predict if or when we might complete the development of CNTX-4975 and submit an NDA or whether any such NDA will be approved by the FDA. We may also seek feedback from the FDA or other regulatory authorities on our clinical development programs, and the FDA or such regulatory authorities may not provide such feedback on a timely basis, or such feedback may not be favorable, which could further delay our development programs. If the results of ongoing and future clinical trials for CNTX-4975 are positive, we plan to submit an NDA in the United States in the second half of 2021, and an MAA in Europe thereafter. If CNTX-4975 is successfully developed and approved, we anticipate initial commercial sales in 2022. However, no assurance can be given that we will be successful to meet this timeline, obtain regulatory approval or have any commercial sales of CNTX-4975.

Any clinical test may fail to produce results satisfactory to the FDA or foreign regulatory authorities. Pre-clinical and clinical data can be interpreted in different ways by different reviewers and regulators, which could delay, limit or prevent regulatory approval. Drug-related adverse events during a pre-clinical study or clinical trial could cause us to repeat a trial or study, perform an additional trial or study, expand the size and/or duration of a trial or study, terminate a trial or study or even cancel a pre-clinical or clinical program. The failure of pre-clinical studies or clinical trials to demonstrate safety and effectiveness for the desired indications could harm the development of that product candidate and other product candidates. This failure could cause us to abandon a product candidate and could delay development of other product candidates. Any delay in, or termination of, our clinical trials would delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues. A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Even if our future and ongoing pre-clinical studies and clinical trials are completed as planned, we cannot be certain that their results will support the safety and effectiveness of CNTX-4975 for any potential indication.

If we experience delays in the commencement or completion of, or have to extend or expand, our pre-clinical studies or clinical trials, or if we terminate a pre-clinical study or clinical trial prior to completion, the commercial prospects of CNTX-4975 could be harmed, and our ability to generate revenues from CNTX-4975 may be delayed. In addition, any delays in our pre-clinical studies or clinical trials could increase our costs, slow down the development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and results of operations. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of pre-clinical studies or clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Our pre-clinical studies and clinical trials may fail to demonstrate adequately the safety and efficacy of any of our product candidates and the development of our product candidates may be delayed or unsuccessful, which could prevent or delay regulatory approval and commercialization.

All of our product candidates are in clinical or pre-clinical development stages. Notwithstanding the data obtained to date with respect to CNTX-4975 in both knee OA and Morton’s neuroma, CNTX-4975, as well as all of our other product candidates, will require additional clinical and non-clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from our product sales. In addition, if we encounter safety or efficacy problems, developmental delays or regulatory issues or other problems, our developmental plans and business could be significantly harmed.

If the clinical development of CNTX-4975 or any of our other product candidates is unsuccessful, our ability to generate revenues will be adversely affected. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and product candidates, including:

•	delays in product development, pre-clinical or clinical testing or manufacturing;

•	unplanned expenditures in product development, pre-clinical or clinical testing or manufacturing;

•	failure to receive regulatory approvals;

•	failure to secure rights from third parties for new technology;

•	failure to achieve market acceptance; and

•	emergence of superior or equivalent products.

In addition, product candidates in later stages of clinical trials may fail to show the desired safety profiles and efficacy results despite having progressed through pre-clinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Based upon negative or inconclusive results, we may decide, or regulators may require us, to conduct additional clinical trials or pre-clinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

Additionally, we have not conducted, nor do we believe we are required to conduct, any head-to-head trials comparing CNTX-4975 to other approved or experimental OA pain management drugs. Any such head-to-head trial, if conducted, may show that CNTX-4975 is not more effective than any of such other drugs. Material adverse differences in the relative efficacy of CNTX-4975 could significantly harm the adoptions of CNTX-4975 and our business prospects.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successful, our business, financial condition and results of operations may be materially harmed.

If the FDA does not conclude that certain of our product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for such product candidates under Section 505(b)(2) are not as we expect, the approval pathway for those product candidates may likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

We are developing proprietary product candidates, including CNTX-4975, for which we may seek FDA approval through the Section 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the Federal Food, Drug and Cosmetic Act, or FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from trials that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2), if applicable to us under the FDCA, would allow an NDA we submit to the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved compounds, which could expedite the development program for our product candidates by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as we anticipated, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that our product candidates will receive the requisite approvals for commercialization.

In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our NDAs for up to 30 months or longer depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway, there is no guarantee this would ultimately lead to accelerated product development or earlier approval.

Moreover, even if our product candidates are approved under Section 505(b)(2), the approval may be subject to limitations on the indicated uses for which the products may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.

Any breakthrough therapy designation that we may receive from the FDA for our product candidates may not lead to a faster development or regulatory review or approval process, and it would not increase the likelihood that our product candidates will receive marketing approval.

A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. The availability of breakthrough therapy designation was established with the passage of the Food and Drug Administration Safety and Innovation Act of 2012. We cannot be sure that any evaluation we may make of our product candidates as qualifying for breakthrough therapy designation will meet the FDA’s expectations. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that such product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

A Fast Track Designation by the FDA may not actually lead to a faster development or regulatory review or approval process.

CNTX-4975 for the treatment of moderate to severe pain associated with knee OA was granted Fast Track Designation in January 2018, and for Morton’s neuroma in August 2016, and we may seek Fast Track Designation for our other product candidates. If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for FDA Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, and even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. A Fast Track Designation may not actually lead to a faster development process, review or approval compared to conventional FDA processes. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program.

We may not be able to obtain orphan drug designation for our product candidates, and even if we do, we may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. CNTX-4975 for Morton’s neuroma was granted orphan drug designation by the FDA in September 2006. We may seek orphan drug designation for other product candidates, although we have not yet applied for or obtained such designation. Under the Orphan Drug Act of 1983, the FDA may designate a product as an orphan product if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population of greater than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product candidate that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full NDA to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the manufacturer is unable to assure sufficient product quantity. The applicable exclusivity period is ten years in Europe, but such exclusivity period can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified.

Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior if it is shown to be safer, more effective or otherwise makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process, nor does it prevent competitors from obtaining approval of the same product candidate as ours for indications other than those in which we have been granted orphan drug designation.

We have conducted, and in the future, we may conduct clinical trials for our product candidates in sites outside the United States, and the FDA may not accept data from trials conducted in foreign locations.

We have conducted clinical trials of certain of our product candidates outside the United States, and we may in the future choose to conduct other clinical trials outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with good clinical practice, or GCP, including review and approval by an IEC and informed consent from subjects. In general, the patient population for any clinical trials conducted outside of the United States must be representative of the population for whom we intend to label the product in the United States. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also complied with all applicable U.S. laws and regulations. There can be no assurance the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from our clinical trials of our product candidates, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt our development of our product candidates.

Interim “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim “top-line” or preliminary data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or “top-line” data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

For example, in a recent preliminary assessment of the “top-line” results from VICTORY-3, in which 856 subjects were randomized and 1,275 knees were injected, we concluded that these preliminary results were generally consistent with the results observed in TRIUMPH, our Phase 2 trial, as measured at week 8 for VICTORY-3 and at week 12 for TRIUMPH. The foregoing preliminary data are subject to change as we complete the final analysis and more data on these patients become available and are subject to audit and verification procedures that could result in material changes in the final data.

We may make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the “top-line” results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim, “topline”, and preliminary data should be viewed with caution until final data are available. Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general.

If we fail to obtain the necessary U.S. regulatory approvals to commercialize any product candidate, we will not be able to generate revenue in the U.S. market.

We cannot assure you that we will receive the approvals necessary to commercialize our product candidates, or any product candidate we acquire or develop in the future. We will need FDA approval to commercialize our product candidates in the United States and approvals from equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidates in those jurisdictions. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our research and clinical efforts will result in drugs that the FDA will determine are safe for humans and effective for their intended uses. The FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing, perform post-marketing studies, address manufacturing concerns, or otherwise limit or impose conditions on any approval we obtain. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay commercialization of, and our ability to derive product revenues from, our product candidates;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we may otherwise enjoy.

Even if we receive approval of an NDA or comparable foreign regulatory filing for our product candidates, the FDA or the applicable foreign regulatory body may approve our product candidates for a more limited indication than we originally requested, and the FDA may not approve the labeling that we believe is necessary or desirable for the successful commercialization of our product candidates.

Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We cannot be sure that we will ever obtain regulatory clearance for our product candidates. Failure to obtain FDA approval of our product candidates will severely undermine our business by leaving us without a commercially available product, and therefore without any source of revenues, until another product candidate can be developed or obtained and ultimately approved. There is no guarantee that we will ever be able to develop or acquire another product candidate or that we will be able to obtain FDA approval to commercialize such product candidate.

Even if we obtain FDA approval for CNTX-4975 in the United States, we may never obtain approval for or commercialize it in any other jurisdiction, which would limit our ability to realize its full market potential.

We intend to market our products in international markets. In order to market any products in the European Union and many other foreign jurisdictions, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval by the FDA in the United States does not ensure approval by regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country.

Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for us and require additional pre-clinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of any product we develop will be unrealized.

We may never obtain approval with respect to CNTX-4975 for the other indications we intend to seek or for a broadened indication of the treatment of beyond moderate to severe pain associated with knee OA and into other joint pain associated with OA, which would limit our ability to realize our full market potential.

Our lead indication for CNTX-4975 is the treatment of moderate to severe pain associated with knee OA. If we obtain regulatory approval for this indication, we intend to follow the knee OA indication with data to support use in small joints, such as the carpometacarpal joint, or the base of the thumb, and medium joints, such as the ankle. If we are successful, then the indication for use of CNTX-4975 could potentially be broadened to the treatment of moderate to severe pain associated with OA generally, with no limitation as to which joint is involved. However, there can be no assurance that, even if we obtain approval for one or more of these additional indications, we will obtain approval for any other or all of these additional indications, or for a broadened indication for the treatment of moderate to severe pain associated with OA. If we fail to obtain and maintain required approvals for these additional or broadened indications, or if regulatory approvals are delayed, our ability to realize the full market potential of CNTX-4975 will be unrealized.

Pain trials are difficult to design and execute due to many factors, including a more pronounced placebo effect, which may make efficacy endpoints harder to achieve and, in the case of CNTX-4975, potential pain on administration, which may affect trial blinding, and could adversely impact the likelihood of regulatory approval from FDA or other regulatory agencies, or could adversely impact product labeling, if approved.

The placebo effect refers generally to a clinical response reported by a patient receiving placebo that cannot be attributed to the properties of the placebo itself, and must therefore be due to the patient’s perception of the treatment or other response. The placebo effect can be considered as a form of contextual healing since the beneficial outcome is due to the context of the clinical encounter, rather than to the efficacy of the actual treatment. This complex phenomenon is influenced by many factors including the doctor-subject relationship, interaction with clinical site staff, complexity of the procedure, the subject’s memory of previous treatments, and the subject’s personal characteristics and expectations. Because one of the primary measurements of efficacy in pain trials is based on a patient’s subjective assessment of their pain and not an objective test or measurement, the placebo effect in pain trials can be more pronounced. While we train all of our clinical sites staff on the placebo effect, there can be no assurance that we will not experience an increased placebo effect in our trials, which could impact the ability of our product candidates to achieve significant separation from placebo and ultimately could adversely impact our ability to achieve regulatory approval for such product candidates.

While our clinical trials include a procedure pain control technique and a retrospective statistical analysis of subjects in our TRIUMPH trial demonstrated that procedure pain had no impact on predicted efficacy outcome, transient pain associated with the IA injection of CNTX-4975 could impact the ability of trial subjects to determine whether they have received placebo or CNTX-4975, which could adversely impact trial blinding and the likelihood of regulatory approval from FDA or other regulatory agencies, or could adversely impact product labeling, if approved.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, costly, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that neither CNTX-4975 nor any other product candidates we may seek to develop in the future will ever obtain regulatory approval. Neither we nor any future collaborator is permitted to market any of our product candidates in the United States until we receive regulatory approval of an NDA from the FDA. It is possible that the FDA may refuse to accept for substantive review any NDAs that we submit for our product candidates or may conclude after review of our data that our application is insufficient to obtain marketing approval of our product candidates.

Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our collaborators must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA or foreign regulatory agencies, that such product candidates are safe and effective for their intended uses in patients. Results from non-clinical studies and clinical trials can be interpreted in different ways. Even if we believe the non-clinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. The FDA may also require us to conduct additional pre-clinical studies or clinical trials for our product candidates either prior to or post-approval, or it may object to elements of our clinical development program. Depending on the extent of these or any other FDA- required studies, approval of any NDA or other application that we submit may be delayed by several years, or may require us to expend significantly more resources than we have available.

Of the large number of potential products in development, only a small percentage successfully completes the FDA or foreign regulatory approval processes and are commercialized. The lengthy and costly approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, results of operations and prospects.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials, and even once enrolled we may be unable to retain a sufficient number of patients to complete any of our trials. The enrollment of patients depends on many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to trial sites;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

•	our ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site.

Delays or failures in planned patient enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop CNTX-4975 or our other product candidates, or could render further development impossible.

Our product candidates may cause serious adverse events or undesirable side effects including injury and death or have other properties which may delay or prevent their regulatory approval, limit the commercial profile of an approved label, or, result in significant negative consequences following marketing approval, if any.

Serious adverse events, or SAEs, or undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. Results of our clinical trials or pre-clinical studies could reveal a high and unacceptable severity and prevalence of side effects, toxicities or unexpected characteristics, including death. For example, in our VICTORY-3 clinical trial for our lead product candidate, CNTX-4975, there has been one suspected unexpected serious adverse reaction, or SUSAR, reported as possibly related to treatment and characterized by the investigator as an acute allergic reaction. For more information, see “Business—CNTX-4975 for the Treatment of Moderate to Severe Chronic Pain Associated with Knee OA—CNTX-4975—Clinical Development.”

In addition, other subjects treated with CNTX-4975 have experienced adverse events, including joint pain, headache, pain not otherwise specified, injection site pain, peripheral pain, joint swelling, injection site hemorrhage, nasopharyngitis, burning sensation and nervousness or anxiety, among others. Across the 12 clinical trials of CNTX-4975 we have conducted to date, there were five SAEs in the active groups, four of which were considered not related to CNTX-4975, and which included shoulder OA pain, chest pain, femoral hernia and metrorrhagia.

Subjects enrolled in clinical trials for our other product candidates have also experienced adverse events, albeit at low incidences. In the case of CNTX-0290, subjects in single dose and repeat dose trials reported headache, diarrhea, temporomandibular joint syndrome, nausea, and dry eye. In the case of CNTX-6970, subjects in a single dose trial reported headache and vomiting, among others. In the case of CNTX-6016, subjects in a single dose trial reported headache and vomiting, among others. In non-clinical safety toxicology studies of CNTX-6016 in dogs, reported adverse events included increased epileptiform waves at doses 100-times greater than and seizures at doses equivalent to 400-times greater than the equivalent starting dose in humans for Phase 1 clinical trials.

If unacceptable side effects arise in the development of our product candidates, we, the FDA, the IRBs at the institutions in which our studies are conducted or DSMB, could materially modify, suspend or terminate our clinical trials or the FDA or comparable foreign regulatory authorities could order us to cease pre-clinical studies or clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We currently train and expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition and prospects significantly.

If any of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by any such product, including during any long-term follow-up observation period recommended or required for patients who receive treatment using our products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	we may be required to recall a product or change the way such product is administered to patients;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product;

•	regulatory authorities may require additional warnings on the label, such as a “black box” warning or contraindication;

•	regulatory authorities may require long-term patient registries for the product;

•	we may be required to implement a Risk Evaluation and Mitigation Strategy, or REMS, or create a medication guide outlining the risks of such side effects for distribution to patients;

•	the product could become less competitive;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, employment practices liability, property, auto, workers’ compensation, umbrella, and directors’ and officers’ insurance.

Any additional product liability insurance coverage we acquire in the future, may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for CNTX-4975, we intend to acquire insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business, including preventing or limiting the development and commercialization of any product candidates we develop. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Our employees and independent contractors, including principal investigators, CROs, consultants, vendors, and any third parties we may engage in connection with research, development, regulatory, manufacturing, quality assurance and other pharmaceutical functions and commercialization may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

Misconduct by our employees and independent contractors, including principal investigators, CROs, consultants, vendors, and any third parties we may engage in connection with research, development, regulatory, manufacturing, quality assurance and other pharmaceutical functions and commercialization, could include intentional, reckless or negligent conduct or unauthorized activities that violate: (i) the laws and regulations of the FDA, the European Medicines Agency, or the EMA, and other similar regulatory authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) data privacy, security, fraud and abuse and other healthcare laws and regulations; or (iv) laws that require the reporting of true, complete and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of pre-clinical studies or clinical trials, creation of fraudulent data in pre-clinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid, other

U.S. federal healthcare programs or healthcare programs in other jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

Our business and operations would suffer in the event of system failures.

Our computer systems, as well as those of our CROs and other contractors and consultants, are vulnerable to damage from computer viruses, unauthorized access, natural disasters (including hurricanes), terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product candidate development programs. For example, the loss of pre-clinical studies or clinical trial data from completed, ongoing or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of CNTX-4975 or any other product candidate could be delayed.

In the ordinary course of our business, we directly or indirectly collect and store sensitive data, including intellectual property, confidential information, pre-clinical and clinical trial data, proprietary business information, personal data and personally identifiable health information of our clinical trial subjects and employees, in our data centers and on our networks, or on those of third parties. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or internal bad actors, or breached due to employee error, a technical vulnerability, malfeasance or other disruptions. Although, to our knowledge, we have not experienced any such material security breach to date, any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, significant regulatory penalties, and such an event could disrupt our operations, damage our reputation, and cause a loss of confidence in us and our ability to conduct clinical trials, which could adversely affect our reputation and delay our clinical development of our product candidates.

Risks Related to Healthcare Laws and Other Legal Compliance Matters

We will be subject to extensive and costly government regulation.

Product candidates employing our technology will be subject to extensive and rigorous domestic government regulation including regulation by the FDA, the Centers for Medicare and Medicaid Services, or CMS, other divisions of the United States Department of Health and Human Services, the United States Department of Justice, state and local governments, and their respective equivalents outside of the United States. The FDA regulates the research, development, pre-clinical and clinical testing, manufacture, safety, effectiveness, record-keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, import, and export of pharmaceutical products. The FDA generally regulates biotechnology products under the Public Health Service Act, as amended. If products employing our technologies are marketed abroad, they will also be subject to extensive regulation by foreign governments, whether or not they have obtained FDA approval for a given product and its uses. Such foreign regulation may be equally or more demanding than corresponding United States regulation.

Government regulation substantially increases the cost and risk of researching, developing, manufacturing, and selling our products. The regulatory review and approval process, which includes pre-clinical testing and clinical trials of each product candidate, is lengthy, expensive, and uncertain. We or our collaborators must obtain and maintain regulatory authorization to conduct pre-clinical studies and clinical trials. We or our collaborators must obtain regulatory approval for each product we intend to market, and the manufacturing facilities used for the products must be inspected and meet legal requirements. Securing regulatory approval requires the submission of extensive pre-clinical and clinical data and other supporting information for each proposed therapeutic indication in order to establish the product’s safety and efficacy, potency and purity, for each intended use. The development and approval process takes many years, requires substantial resources, and may never lead to the approval of a product.

Even if we are able to obtain regulatory approval for a particular product, the approval may limit the indicated medical uses for the product, may otherwise limit our ability to promote, sell, and distribute the product, may require that we conduct costly post-marketing surveillance, and/or may require that we conduct ongoing post-marketing studies. Material changes to an approved product, such as, for example, manufacturing changes or revised labeling, may require further regulatory review and approval. Once obtained, any approvals may be withdrawn, including, for example, if there is a later discovery of previously unknown problems with the product, such as a previously unknown safety issue.

If we, our collaborators, consultants, contract manufacturers, CROs or other vendors, fail to comply with applicable regulatory requirements at any stage during the regulatory process, such noncompliance could result in, among other things, delays in the approval of applications or supplements to approved applications; refusal of a regulatory authority, including the FDA, to review pending market approval applications or supplements to approved applications; warning letters; fines; import and/or export restrictions; product recalls or seizures; injunctions; total or partial suspension of production; civil penalties; withdrawals of previously approved marketing applications or licenses; recommendations by the FDA or other regulatory authorities against governmental contracts; and/or criminal prosecutions.

Enacted and future healthcare legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and could adversely affect our business.

In the United States, the EU and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could prevent or delay marketing approval of our products in development, restrict or regulate post-approval activities of our products, impact pricing and reimbursement and impact our ability to sell our products profitably. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. In addition, new regulations and interpretations of existing healthcare statutes and regulations are frequently adopted.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include the following:

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an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as orphan drugs), which is apportioned among these entities according to their market share in certain government healthcare programs;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	new requirements to report certain financial arrangements with physicians and teaching hospitals, including reporting “transfers of value” made or distributed to prescribers and other healthcare providers and reporting investment interests held by physicians and their immediate family members;

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an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

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establishment of a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, the creation of the Independent Payment Advisory Board, which had been included as part of the provisions of the ACA, was repealed in February 2018. The current presidential administration and Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. It is uncertain the extent to which any such changes may impact our business or financial condition.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011 resulted in aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional action is taken by Congress. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws or any other similar laws introduced in the future may result in additional reductions in Medicare and other healthcare funding, which could negatively affect our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs. The Trump administration’s budget proposal for fiscal year 2020 contains further drug price control measures that could be enacted during the 2020 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the Trump administration released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

In the EU, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved.

In markets outside of the United States and the EU, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States, the EU or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Even if we receive regulatory approval of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising and promotional activities for such product, among other things, will be subject to extensive and ongoing requirements of and review by the FDA, the EMA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and drug listing requirements, continued compliance with current good manufacturing practice, or cGMP, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping and GCP requirements for any clinical trials that we conduct post-approval. In addition, the sponsor of an approved NDA is subject to periodic inspections and other FDA monitoring and reporting obligations, including obligations to monitor and report adverse events and other information such as the failure of a product to meet the specifications in the NDA. NDA sponsors must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling, or manufacturing process. Application holders must also submit advertising and other promotional material to the FDA and report on ongoing clinical trials. The FDA may require changes in the labeling of already approved drug products and require that sponsors conduct post-marketing studies.

Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and state laws. The distribution of product samples to physicians must comply with the requirements of the FDCA. NDA sponsors must obtain FDA approval for product, manufacturing, and labeling changes, depending on the nature of the change. Depending on the circumstances, failure to meet these post-approval requirements can result in criminal prosecution, fines, injunctions, consent decrees of permanent injunction, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts.

In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on manufacturing such products;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or holds on clinical trials;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products;

•	product seizure or detention; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of CNTX-4975 or any other product candidate. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these requirements will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved. Such laws include:

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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the U.S. federal civil and criminal false claims laws, including the civil False Claims Act, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

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the federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;

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the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations, which also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information;

•	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

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the U.S. Physician Payments Sunshine Act and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; state and local laws that require the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

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similar healthcare laws and regulations in the EU and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of certain protected information, such as the General Data Protection Regulation, or the GDPR, which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the EU (including health data).

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and we are subject to consumer protection laws that regulate our marketing practices and prohibit unfair or deceptive acts or practices. Our actual or perceived failure to comply with such obligations could harm our business.

We are subject to diverse laws and regulations relating to data privacy and security, including, in the United States, HIPAA and, in the EU and the European Economic Area, or EEA, Regulation 2016/679, known as the GDPR. New privacy rules are being enacted in the United States and globally, and existing ones are being updated and strengthened. Complying with these numerous, complex and often changing regulations is expensive and difficult, and failure to comply with any privacy laws or data security laws or any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, whether by us, one of our business associates or another third-party, could adversely affect our business, financial condition and results of operations, including but not limited to: investigation costs, material fines and penalties; compensatory, special, punitive and statutory damages; litigation; consent orders regarding our privacy and security practices; requirements that we provide notices, credit monitoring services and/or credit restoration services or other relevant services to impacted individuals; adverse actions against our licenses to do business; and injunctive relief. Furthermore, these rules are constantly changing; for example, the GDPR came into force in May 2018 changing the European regime. Before that, the US-EU Safe Harbor framework was declared invalid in 2015 and replaced with the EU-U.S. Privacy Shield framework which, along with other methods which permit transfer under European privacy law, are under ongoing review and subject to challenge.

The privacy laws in the EU have been significantly reformed. On May 25, 2018, the GDPR entered into force and became directly applicable in all EU member states. The GDPR implements more stringent operational requirements than its predecessor legislation. For example, the GDPR requires us to make more detailed disclosures to data subjects, requires disclosure of the legal basis on which we can process personal data, makes it harder for us to obtain valid consent for processing, will require the appointment of data protection officers when sensitive personal data, such as health data, is processed on a large scale, provides more robust rights for data subjects, introduces mandatory data breach notification through the EU, imposes additional obligations on us when contracting with service providers and requires us to adopt appropriate privacy governance including policies, procedures, training and data audit. If we do not comply with our obligations under the GDPR, we could be exposed to fines of up to the greater of €20 million or up to 4% of our total global annual revenue in the event of a significant breach. In addition, we may be the subject of litigation and/or adverse publicity, which could adversely affect our business, results of operations and financial condition.

We cannot assure you that our third-party service providers with access to our or our customers’, suppliers’, trial patients’ and employees’ personally identifiable and other sensitive or confidential information in relation to which we are responsible will not breach contractual obligations imposed by us, or that they will not experience data security breaches or attempts thereof, which could have a corresponding effect on our business, including putting us in breach of our obligations under privacy laws and regulations and/or which could in turn adversely affect our business, results of operations and financial condition. We cannot assure you that our contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information.

We are subject to environmental, health and safety laws and regulations, and we may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities.

Our operations, including our development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release and disposal of and the maintenance of a registry for, hazardous materials and biological materials, such as chemical solvents, human cells, carcinogenic compounds, mutagenic compounds and compounds that have a toxic effect on reproduction, laboratory procedures and exposure to blood-borne pathogens. If we fail to comply with such laws and regulations, we could be subject to fines or other sanctions.

As with other companies engaged in activities similar to ours, we face a risk of environmental liability inherent in our current and historical activities, including liability relating to releases of or exposure to hazardous or biological materials. Environmental, health and safety laws and regulations are becoming more stringent. We may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case, the production efforts of our third-party manufacturers or our development efforts may be interrupted or delayed.

Risks Related to Commercialization

Developments by competitors may render our products or technologies obsolete or non-competitive or may reduce the size of our markets.

Our industry has been characterized by extensive research and development efforts, rapid developments in technologies, intense competition and a strong emphasis on proprietary products. We face potential competition from many different sources, including pharmaceutical, biotechnology and specialty pharmaceutical companies either marketing or developing therapeutics to treat chronic pain. Academic research institutions, governmental agencies, as well as public and private institutions are also potential sources of competitive products and technologies. Our competitors may have or may develop superior technologies or approaches, which may provide them with competitive advantages. Our potential products may not compete successfully. If these competitors access the marketplace before we do with better or less expensive drugs, our product candidates, if approved for commercialization, may not be profitable to sell or worthwhile to continue to develop. Technology in the pharmaceutical industry has undergone rapid and significant change, and we expect that it will continue to do so. Any compounds, products or processes that we develop may become obsolete or uneconomical before we recover any expenses incurred in connection with their development. The success of our product candidates will depend upon factors such as product efficacy, safety, reliability, availability, timing, scope of regulatory approval, acceptance and price, among other things. Other important factors to our success include speed in developing product candidates, completing clinical development and laboratory testing, obtaining regulatory approvals and manufacturing and selling commercial quantities of potential products.

Our product candidates are intended to compete directly or indirectly with existing drugs. Even if approved and commercialized, our product candidates may fail to achieve market acceptance with hospitals, physicians or patients. Hospitals, physicians or patients may conclude that our potential products are less safe or effective or otherwise less attractive than these existing drugs. If our product candidates do not receive market acceptance for any reason, our revenue potential would be diminished, which would materially adversely affect our ability to become profitable.

Significant competition exists in the chronic pain field. We will need to compete with all currently available or future therapies within the indications where our development is focused. CNTX-4975, if approved and commercialized, will face significant competition. The main classes of marketed products that are available for the treatment of knee OA pain include opioids, immediate-release and sustained-release injectable steroids, hyaluronic acid, or HA, injections and, to a lesser extent, non-FDA approved treatments such as platelet rich plasma and stem cell injections. Furthermore, numerous monoclonal antibodies targeting nerve growth factor, or NGF inhibitors, are in clinical development, including two product candidates in Phase 3. Also in development are several compounds that seek to produce disease modification through the regeneration of cartilage and/or to reduce cartilage degeneration, though these compounds do not directly treat the pain itself.

There are a number of companies developing or marketing therapies for the treatment and management of chronic pain that may compete with our current product candidates, including many major pharmaceutical and biotechnology companies. Among the companies that currently market or are developing therapies that, if approved, our product candidates would potentially compete with include: Acorda Therapeutics, Assertio Therapeutics, Biogen, Cara Therapeutics, Eli Lilly and Company, Endo Pharmaceuticals, Flexion Therapeutics, Grunenthal, Horizon Pharma, Janssen Research & Development, Merck & Co., Novartis, Pacira Pharmaceutics, Pain Therapeutics, Pfizer, Purdue Pharma, Sanofi Trevena and Vertex Pharmaceuticals.

Most of our competitors, including many of those listed above, have substantially greater capital resources, robust drug pipelines, established presence in the market and expertise in research and development, manufacturing, pre-clinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. As a result, our competitors may achieve product commercialization or patent protection earlier than we can. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified clinical, regulatory, scientific, sales, marketing and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop or that would render any products that we may develop obsolete or noncompetitive.

The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

The availability of coverage and adequacy of reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford medical services and pharmaceutical products such as our product candidates, assuming FDA approval. Our ability to achieve acceptable levels of coverage and reimbursement for our products or procedures using our products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize our product candidates. Obtaining coverage and adequate reimbursement for our products may be particularly difficult because of the higher prices often associated with drugs administered under the supervision of a physician. Separate reimbursement for the product itself or the treatment or procedure in which our product is used may not be available. A decision by a third-party payor not to cover or separately reimburse for our products or procedures using our products, could reduce physician utilization of our products once approved. Assuming there is coverage for our product candidates or procedures using our product candidates by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Similarly, some of our product candidates, including our lead product candidate, CNTX-4975, are physician-administered injectables and as such, separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which our product is used. To the extent separate coverage and reimbursement should become available for CNTX-4975, we anticipate that it will be sold to physicians on a “buy and bill” basis. Buy and bill products must be purchased by healthcare providers before they can be administered to patients. Healthcare providers subsequently must seek reimbursement for the product from the applicable third-party payor, such as Medicare or a health insurance company. Healthcare providers may be reluctant to administer our product candidates, if approved, because they would have to fund the purchase of the product and then seek reimbursement, which may be lower than their purchase price, or because they do not want the additional administrative burden required to obtain reimbursement for the product.

Further, the status of reimbursement codes for any of our product candidates, if approved, could also affect reimbursement. J-Codes and Q-Codes are reimbursement codes maintained by the Centers for Medicare and Medicaid Services, or CMS, that are a component of the Healthcare Common Procedure Coding System and are typically used to report injectable drugs that ordinarily cannot be self-administered. We currently do not have a specific J-Code or Q-Code for any of our product candidates. If our product candidates are approved, we may apply for one but cannot guarantee that a J-Code or Q-Code will be granted. To the extent separate coverage or reimbursement is available for any product candidate, if approved, and a specific J-Code or Q-Code is not available, physicians would need to use a non-specific miscellaneous J-Code to bill third-party payors for these physician-administered drugs. Because miscellaneous J-Codes may be used for a wide variety of products, health plans may have more difficulty determining the actual product used and billed for the patient. These claims must often be submitted with additional information and manually processed, which can delay claims processing times as well as increase the likelihood for claim denials and claim errors. We cannot be sure that coverage and reimbursement in the United States, the EU or elsewhere will be available for our product candidates or any product that we may develop, and any reimbursement that may become available may not be adequate or may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs and biologics when an equivalent generic drug, biosimilar or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidates as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidates, pricing of existing third-party therapeutics may limit the amount we will be able to charge for our product candidates. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in our product candidates. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on our product candidates.

There is significant uncertainty related to the insurance coverage and reimbursement of newly-approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered. The Medicare and Medicaid programs increasingly are used as models in the United States for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative drug therapies before they will reimburse healthcare providers who use such therapies. We cannot predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases on short notice, and we believe that changes in these rules and regulations are likely.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in the EU and other jurisdictions have and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our product candidates may be reduced compared with the United States and may be insufficient to generate commercially-reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and biologics and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products.

Even if CNTX-4975 receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

If CNTX-4975 receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If it does not achieve an adequate level of acceptance, we may not generate significant product revenues or become profitable. The degree of market acceptance of CNTX-4975, if approved for commercial sale, will depend on a number of factors, including but not limited to:

•	perceptions by members of the healthcare community, including physicians, about the safety and effectiveness of our drug product;

•	the perception by patients and clinicians that our procedure pain control technique does not adequately reduce the pain associated with local application of trans-capsaicin;

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the perception by members of the healthcare community, including physicians, or patients that the process of administering CNTX-4975, including our procedure pain control technique, is not unduly cumbersome;

•	the efficacy and potential advantages compared to alternative treatments;

•	effectiveness of sales and marketing efforts;

•	the cost of treatment in relation to alternative treatments;

•	our ability to offer our products for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the timing of market introduction of competitive products;

•	the availability of third-party coverage and adequate reimbursement;

•	product labeling or product insert requirements of the FDA, the EMA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of our product together with other medications.

If our product candidates are approved, but do not achieve an adequate level of acceptance by physicians, healthcare payors, and patients, we may not generate sufficient revenue from these products, and we may not be able to achieve or sustain profitability. Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. In addition, our ability to successfully commercialize our product candidates will depend on our ability to manufacture our products through third-party manufacturers, differentiate our products from competing products and defend the intellectual property of our products.

Because we expect sales of CNTX-4975, if approved, to generate substantially all of our product revenues for a substantial period, the failure of this product to find market acceptance would harm our business and could require us to seek additional financing.

If we are unable to establish sales, marketing and distribution capabilities either on our own or in collaboration with third parties, we may not be successful in commercializing CNTX-4975, if approved.

We do not have any infrastructure for the sales, marketing or distribution of our products, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so.

We expect to build our own focused sales, distribution and marketing infrastructure to market CNTX-4975 in the United States, if approved. There are significant expenses and risks involved with establishing our own sales, marketing and distribution capabilities, including our ability to hire, retain and appropriately incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could delay any product launch, which would adversely impact the commercialization of CNTX-4975. Additionally, if the commercial launch of CNTX-4975 for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

We do not anticipate having the resources in the foreseeable future to allocate to the sales and marketing of CNTX-4975 or our other product candidates in markets outside of the United States. Therefore, our future sales in these markets will largely depend on our ability to enter into and maintain collaborative relationships for such capabilities, the collaborator’s strategic interest in the product and such collaborator’s ability to successfully market and sell the product. We intend to selectively pursue collaborative arrangements regarding the sale and marketing of CNTX-4975, if approved, for certain markets outside of the United States; however, we cannot assure that we will be able to establish or maintain such collaborative arrangements, or if able to do so, that they will have effective sales forces.

If we are unable to build our own sales force or negotiate a collaborative relationship for the commercialization of CNTX-4975, we may be forced to delay the potential commercialization of CNTX-4975 or reduce the scope of our sales or marketing activities for CNTX-4975. If we elect to increase our expenditures to fund commercialization activities ourselves, we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. We could enter into arrangements with collaborative partners at an earlier stage than otherwise would be ideal and we may be required to relinquish rights to CNTX-4975 or otherwise agree to terms unfavorable to us, any of which may have an adverse effect on our business, operating results and prospects.

If we are unable to establish adequate sales, marketing and distribution capabilities, either on our own or in collaboration with third parties, we will not be successful in commercializing CNTX-4975 and may not become profitable and may incur significant additional losses. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

If we cannot compete for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.

If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by other companies. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors may have compounds already approved or in development in the therapeutic categories that we are targeting with our current and future product candidates. In addition, many of these competitors, either alone or together with their collaborative partners, may operate larger research and development programs or have substantially greater financial resources than we do, as well as greater experience in:

•	developing product candidates;

•	undertaking pre-clinical testing and clinical trials;

•	obtaining NDA approval by the FDA and comparable foreign regulatory approvals of product candidates;

•	formulating and manufacturing products; and

•	launching, marketing and selling products.

If we obtain approval to commercialize any products outside of the United States, a variety of risks associated with international operations could materially adversely affect our business.

If CNTX-4975 is approved for commercialization, we intend to selectively partner with third parties to market it in certain jurisdictions outside the United States. We expect that we will be subject to additional risks related to international pharmaceutical operations, including:

•	different regulatory requirements for drug approvals and rules governing drug commercialization in foreign countries;

•	reduced protection for intellectual property rights;

•	foreign reimbursement, pricing and insurance regimes;

•	potential noncompliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar anti-bribery and anticorruption laws in other jurisdictions; and

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad.

We have no prior experience in these areas. In addition, there are complex regulatory, tax, labor and other legal requirements imposed by both the European Union and many of the individual countries in Europe with which we will need to comply. Many U.S.-based biotechnology companies have found the process of marketing their own products in Europe to be very challenging.

Certain legal and political risks are also inherent in foreign operations. For example, it may be more difficult for us to enforce our agreements or collect receivables through foreign legal systems. There is a risk that foreign governments may nationalize private enterprises in certain countries where we may operate. In certain countries or regions, terrorist activities and the response to such activities may threaten our operations more than in the United States. Social and cultural norms in certain countries may not support compliance with our corporate policies including those that require compliance with substantive laws and regulations. Also, changes in general economic and political conditions in countries where we may operate are a risk to our financial performance and future growth. Additionally, the need to identify financially and commercially strong partners for commercialization outside the United States who will comply with the high manufacturing and legal and regulatory compliance standards we require is a risk to our financial performance. As we operate our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other related risks. There can be no assurance that the consequences of these and other factors relating to our international operations will not have an adverse effect on our business, financial condition or results of operations.

Potential product liability lawsuits against us could cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

The use of our product candidates, including CNTX-4975, in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. On occasion, large judgments have been awarded in class action lawsuits based on products that had unanticipated adverse effects. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs, which may not be covered by insurance. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation and significant negative media attention;

•	withdrawal of participants from our clinical trials;

•	significant costs to defend the related litigation and related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	inability to commercialize CNTX-4975 or any other product candidate;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	decreased demand for CNTX-4975 or any other product candidate, if approved for commercial sale; and

•	loss of revenue.

Risks Related to Our Dependence on Third Parties

We rely on third parties for the manufacture of materials for our research programs, pre-clinical studies and clinical trials and we do not have long-term contracts with any of these parties. This reliance on third parties increases the risk that we will not have sufficient quantities of such materials, product candidates, or any therapies that we may develop and commercialize, or that such supply will not be available to us at an acceptable cost, which could delay, prevent, or impair our development or commercialization efforts.

We do not own or operate manufacturing facilities and have no plans to build our own clinical or commercial scale manufacturing capabilities. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates and related raw materials for pre-clinical and clinical development, as well as for commercial manufacture if any of our product candidates receive marketing approval. We do not have a long-term agreement with any of the third-party manufacturers we currently use to provide pre-clinical and clinical drug supply, and purchase any required materials on a purchase order basis. Certain of these manufacturers are critical to our production and the loss of these manufacturers to one of our competitors or otherwise would materially and adversely affect our development and commercialization efforts. Additionally, since certain of our manufacturers have only one facility, we face the risk of not having sufficient supply of our products in the case of a natural disaster, calamity, acts of war or terrorism or other major disturbance. The facilities used by third-party manufacturers to manufacture our product candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit an NDA to the FDA. We do not control the manufacturing process of, and are completely dependent on, third-party manufacturers for compliance with cGMP requirements for manufacture of drug products. If these third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, including requirements related to the manufacturing of high potency compounds, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. Some of our contract manufacturers have not produced a commercially-approved product and therefore have not obtained the requisite FDA approvals to do so. In addition, we have no control over the ability of third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products. In addition, we may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms.

Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	failure of third-party manufacturers to comply with regulatory requirements and maintain quality assurance;

•	breach of the manufacturing agreement by the third party;

•	failure to manufacture our product according to our specifications;

•	failure to manufacture our product according to our schedule or at all;

•	misappropriation of our proprietary information, including our trade secrets and know-how; and

•	termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us. Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval, and any related remedial measures may be costly or time-consuming to implement. We do not currently have arrangements in place for redundant supply or a second source for all required raw materials used in the manufacture of our product candidates. If our current third-party manufacturers cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all. Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

We rely on third parties to conduct many of our pre-clinical studies and clinical trials. Any failure by a third party to conduct the clinical trials according to GCPs and in a timely manner may delay or prevent our ability to seek or obtain regulatory approval for or commercialize our product candidates.

We are dependent on third parties to conduct our pre-clinical studies and clinical trials, including our ongoing clinical trials for CNTX-4975 and CNTX-6970, and any future clinical trials and pre-clinical studies for our product candidates, including CNTX-6016. Specifically, we have used and relied on, and intend to continue to use and rely on, medical institutions, clinical investigators, CROs and consultants to conduct our clinical trials in accordance with our clinical protocols and regulatory requirements. These CROs, investigators and other third parties play a significant role in the conduct and timing of these trials and subsequent collection and analysis of data. While we have agreements governing the activities of our third-party contractors, we have limited influence over their actual performance. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs or trial sites fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

There is no guarantee that any such CROs, investigators or other third parties will devote adequate time and resources to such trials or perform as contractually required. If any of these third parties fail to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, or otherwise performs in a substandard manner, our clinical trials may be extended, delayed or terminated. In addition, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities that could harm our competitive position. In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned, and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any NDA we submit to the FDA. Any such delay or rejection could prevent us from commercializing our product candidates.

If any of our relationships with these third-parties terminate, we may not be able to enter into arrangements with alternative third parties or do so on commercially reasonable terms. Switching or adding additional CROs, investigators and other third parties involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, investigators and other third parties, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We may collaborate with third parties for the development and commercialization of CNTX-4975 and our other clinical and pre-clinical product candidates. We may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize CNTX-4975 or our other clinical and pre-clinical product candidates successfully, if at all.

We may seek collaborative relationships for the development and commercialization of CNTX-4975 or our other clinical and pre-clinical product candidates. For example, in July 2019, we closed a collaboration and license agreement with Lilly, pursuant to which we granted Lilly a worldwide exclusive license to research, develop, manufacture and commercialize products containing CNTX-0290, one of our product candidates currently in Phase 1 development. Failure to obtain a collaborative relationship for CNTX-4975 may significantly impair the potential for this product candidate. We also will need to enter into collaborative relationships to provide funding to support our other research and development programs. The process of establishing and maintaining collaborative relationships is difficult, time-consuming and involves significant uncertainty, such as:

•	a collaboration partner may shift its priorities and resources away from our product candidates due to a change in business strategies, or a merger, acquisition, sale or downsizing;

•

a collaboration partner may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;

•	a collaboration partner may cease development in therapeutic areas which are the subject of our strategic collaboration;

•	a collaboration partner may not devote sufficient capital or resources towards our product candidates;

•	a collaboration partner may change the success criteria for a product candidate, thereby delaying or ceasing development of such candidate;

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a significant delay in initiation of certain development activities by a collaboration partner will also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities;

•	a collaboration partner could develop a product that competes, either directly or indirectly, with our product candidate;

•	a collaboration partner with commercialization obligations may not commit sufficient financial or human resources to the marketing, distribution or sale of a product;

•	a collaboration partner with manufacturing responsibilities may encounter regulatory, resource or quality issues and be unable to meet demand requirements;

•	a collaboration partner may terminate a strategic alliance;

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a dispute may arise between us and a partner concerning the research, development or commercialization of a product candidate resulting in a delay in milestones, royalty payments or termination of an alliance and possibly resulting in costly litigation or arbitration which may divert management attention and resources; and

•	a partner may use our products or technology in such a way as to invite litigation from a third party.

If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development, manufacturing or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for expenses or activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborative relationships on acceptable terms or to successfully transition terminated collaborative agreements, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find alternative sources of capital. Moreover, any collaborative partners we enter into agreements with in the future may shift their priorities and resources away from our product candidates or seek to renegotiate or terminate their relationships with us.

Data provided by collaborators and others upon which we rely that has not been independently verified could turn out to be false, misleading, or incomplete.

We rely on third-party vendors, such as CROs, scientists and collaborators to provide us with significant data and other information related to our projects, pre-clinical studies or clinical trials and our business. If such third parties provide inaccurate, misleading or incomplete data, our business, prospects and results of operations could be materially adversely affected.

We have also in-licensed three products from Boehringer Ingelheim International GmbH, or BI. Our decision to obtain a license to these products was based on pre-clinical and clinical data as well as intellectual property generated by BI. If any such data or information from BI proves to be inaccurate, misleading or incomplete, our business, prospects and results of operations could be materially adversely affected.

We do not have multiple sources of supply for the components used in CNTX-4975 and our other product candidates, nor long-term supply contracts, and certain of our suppliers are critical to our production. If we were to lose a supplier, it could have a material adverse effect on our ability to complete the development of CNTX-4975. If we obtain regulatory approval for CNTX-4975, we would need to expand the supply of its components in order to commercialize them.

We do not have multiple sources of supply for the components used in the manufacturing of CNTX-4975 and our other product candidates. We also do not have long-term supply agreements with any of our component suppliers. In May 2019, we entered into a supply agreement with an established commercial manufacturing organization, or CMO, with international operations with respect to the commercial manufacture of CNTX-4975 and certain of our other product candidates to serve as a potential second source of supply and at larger scale than used for the clinical program. If for any reason we are unable to obtain product from this CMO, then we would have to qualify new manufacturers. We may not be able to establish additional sources of supply for our product candidates, or may be unable to do so on acceptable terms. Manufacturing suppliers are subject to cGMP quality and regulatory requirements, covering manufacturing, testing, quality control and record keeping relating to our product candidates and subject to ongoing inspections by the regulatory agencies. Failure by any of our suppliers to comply with applicable regulations may result in long delays and interruptions in supply. Manufacturing suppliers are also subject to local, state and federal regulations and licensing requirements. Failure by any of our suppliers to comply with all applicable regulations and requirements may result in long delays and interruptions in supply.

The number of suppliers of the raw material components of our product candidates is limited. In the event it is necessary or desirable to acquire supplies from alternative suppliers, we might not be able to obtain them on commercially reasonable terms, if at all. It could also require significant time and expense to redesign our manufacturing processes to work with another company. Additionally, certain of our suppliers are critical to our production and the loss of these suppliers to one of our competitors or otherwise would materially and adversely affect our development and commercialization efforts.

As part of any marketing approval, a manufacturer of CNTX-4975 and our other product candidates is required to be licensed by the FDA prior to commercialization. This licensing process includes inspections by regulatory authorities that must be successful prior to them being licensed. Failure of manufacturing suppliers to successfully complete these regulatory inspections will result in delays. If supply from the approved supplier is interrupted, there could be a significant disruption in commercial supply. An alternative vendor would need to be qualified through an NDA amendment or supplement which could result in further delay. The FDA or other regulatory agencies outside of the United States may also require additional studies if a new supplier is relied upon for commercial production. Switching vendors may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

If we are unable to obtain the supplies we need at a reasonable price or on a timely basis, it could have a material adverse effect on our ability to complete the development of CNTX-4975 and our other product candidates or, if we obtain regulatory approval for CNTX-4975 or our other product candidates, to commercialize them.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third-parties that may not result in the development of commercially viable products or the generation of significant future revenues.

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, partnerships or other arrangements to develop new products and to pursue new markets. For example, in July 2019, we closed a collaboration and license agreement with Lilly, pursuant to which we granted Lilly a worldwide exclusive license to research, develop, manufacture and commercialize products containing CNTX-0290, one of our product candidates currently in Phase 1 development. Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products that achieve commercial success or result in significant revenues and could be terminated prior to developing any products.

Additionally, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our future collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with any current or future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we may have limited control over the amount and timing of resources that any current or future collaborators devote to our or their future products. Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements will be contractual in nature and will generally be terminable under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.

If we enter into in-bound intellectual property license agreements, we may not be able to fully protect the licensed intellectual property rights or maintain those licenses. Future licensors could retain the right to prosecute and defend the intellectual property rights licensed to us, in which case we would depend on the ability of our licensors to obtain, maintain and enforce such licensed intellectual property. These licensors may determine not to pursue litigation against other companies or may pursue such litigation less aggressively than we would. Further, entering into such license agreements could impose various diligence, commercialization, royalty or other obligations on us. Future licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license, which could adversely affect our competitive business position and harm our business prospects.

Risks Related to Our Intellectual Property

If we are unable to obtain, maintain or adequately protect our intellectual property rights, we may not be able to compete effectively in our markets.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect our intellectual property and prevent others from duplicating our product candidates.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own may fail to result in issued patents with claims that cover our product candidates in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates or prevent others from designing around our claims. In addition, no assurances can be given that third parties will not create new products or methods that achieve similar results without infringing upon our patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If the patent applications we hold with respect to our programs or product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our product candidates, it could dissuade companies from collaborating with us to develop product candidates, and threaten our ability to commercialize future products. Several patent applications covering our product candidates have been filed recently. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents or whether any issued patents will be found invalid or unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by us could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop.

Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file any patent application related to a product candidate. Furthermore, if third parties have filed such patent applications before enactment of the Leahy-Smith Act on March 16, 2013, an interference proceeding in the United States can be initiated by a third party to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. In addition, patents have a limited lifespan. In the United States, the expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for the patent covering a product, we may be open to competition from generic medications.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is either not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach.

Although we require all of our employees and consultants to assign their inventions to us, to the extent that employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Further, although we require that all of our employees, consultants, collaborators, advisors and any third parties who have access to our proprietary know-how, information or technology enter into confidentiality agreements, we cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently discover our trade secrets or develop substantially equivalent information and techniques. Any of these parties may breach these agreements and we may not have adequate remedies for any specific breach. Misappropriation or unauthorized disclosure of our trade secrets or other confidential proprietary information could impair our competitive position and may have a material adverse effect on our business. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Additionally, if the steps taken to maintain our trade secrets or other confidential proprietary information are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret or other confidential proprietary information.

If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement, or allegations of infringement, of the patents and other proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, reexamination, and inter partes review proceedings before the United States Patent and Trademark Office, or USPTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, which may not be available or may not be available on commercially reasonable terms, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license, which may not be available or may not be available on commercially reasonable terms, or until such patent expires.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates and/or harm our reputation and financial results. Defense of these claims, regardless of their merit, could involve substantial litigation expense and could be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may require substantial time and monetary expenditure. Furthermore, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively or additionally it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. There can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded.

In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid, is unenforceable and/or is not infringed, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

Recent patent reform legislation has increased the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, and may diminish the value of patents in general.

As is the case with other biopharmaceutical companies, our commercial success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Recent wide-ranging patent reform legislation in the United States, including the Leahy-Smith America Invents Act, or the Leahy-Smith Act, could increase those uncertainties and costs.

The Leahy-Smith Act includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The Leahy-Smith Act enlarged the scope of disclosures that qualify as prior art, and it expanded the scope of procedures that a third party may use to challenge a U.S. patent, including post grant review and inter partes review procedures. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

In addition, recent court rulings in cases such as Association for Molecular Pathology v. Myriad Genetics, Inc., BRCA1- & BRCA2-Based Hereditary Cancer Test Patent Litigation, and Promega Corp. v. Life Technologies Corp. have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We may employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, or our ability to hire personnel, which, in any case of the foregoing, could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market, which could have a material adverse effect on our business.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.

If we initiated legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation.

Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates. For example, our European patent, EP 1605956, which is directed towards the administration of certain capsaicinoids and related to the CNTX-4975 product candidate for treating knee OA pain, was opposed by a third party in 2016 and subsequently, in European Patent Office Opposition Proceedings, revoked by the European Patent Office’s Opposition Division on grounds that changes to the claims during prosecution of the application resulted in patent claims that do not meet written support requirements of European law. We are appealing the decision of the European Patent Office’s Opposition Division, and we have entered into an agreement with the party that opposed our European patent stipulating that they will not participate in the appeal or further challenge our European patent in any way in exchange for us agreeing not to sue for certain types of patent infringement. The merits of the appeal will be decided by the European Patent Office without further participation by the party that opposed our European patent, per the European Patent Office’s rules.

The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our product candidates. Such a loss of patent protection could have a material adverse impact on our business. A defendant could also challenge our ownership of patents assigned to us. For example, our patents and some of our patent applications with respect to CNTX-4975 were acquired from Vallinex, Inc., which acquired them from Arcion Therapeutics, Inc. In turn, Arcion Therapeutics, Inc. acquired them from Anesiva, Inc., which was formed as a result of a reverse merger of AlgoRx Pharmaceuticals into Corgentech Inc., during bankruptcy. Because of the foregoing, we cannot be certain that a third party would not challenge our rights to these patents and patent applications. Any legal proceeding or enforcement action can also be expensive and time-consuming.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. For patents that are eligible for extension of patent term, we expect to seek extensions of patent terms in the United States and, if available, in other countries. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). We might not be granted an extension because of, for example, failure to apply within applicable periods, failure to apply prior to the expiration of relevant patents or otherwise failure to satisfy any of the numerous applicable requirements. Moreover, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to obtain approval of competing products following our patent expiration by referencing our clinical and pre-clinical data and launch their product earlier than might otherwise be the case. If this were to occur, it could have a material adverse effect on our ability to generate revenue.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending our intellectual property in all countries throughout the world could be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuit that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. In addition, many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties (for example, the patent owner has failed to “work” the invention in that country, or the third party has patented improvements) or limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent.

We depend on intellectual property licensed from third parties and termination or modification of any of these licenses could result in the loss of significant rights, which would materially harm our business.

In November 2015, we entered into a patent assignment and licensing agreement with Boehringer Ingelheim International GmbH, or the BI Agreement, pursuant to which BI assigned to us certain patents, and granted us an exclusive, royalty-bearing license to certain know-how owned or controlled by BI, to develop, manufacture and commercialize products containing the CCR2, CB2 and SSTR4 compounds or compounds covered by a claim in the assigned patents, for the treatment or prevention of diseases or conditions in humans or animals.

We are dependent on these patents and the know-how licensed under the BI Agreement. Any termination of or loss of rights under this agreement, or a finding that such intellectual property lacks legal effect, could harm our ability to commercialize any product candidates containing the CCR2, CB2 and SSTR4 compounds. Pursuant to the BI Agreement, in the event that we (or an affiliate or a sublicensee) begin clinical trials or commercialize a competing product that modulates the same target as a product containing the CCR2, CB2 and SSTR4 compounds, BI has the right to convert the exclusivity of our license so that we only have a non-exclusive right to the know-how. In such a situation, BI will also have the right to obtain a perpetual license-back to the assigned patents to independently exploit the products and we will grant BI a license to use any results from our independent exploitation of the compounds and products.

BI may also terminate the BI Agreement in its entirety if we materially breach or default on our obligations under the agreement and do not cure within a specified period of time, which includes a material breach of our obligations to use commercially reasonably efforts to develop and commercialize products under the BI Agreement. If we terminate the BI Agreement for convenience or if BI terminates it due to our uncured material breach, we will no longer have any rights to the patents assigned to us by BI under the BI Agreement and ownership of those patents will transfer back to BI. We will also be obligated to transfer to BI, at its request, all development data and regulatory documentation, approvals and agreements related to the product(s) that are the subject of the BI Agreement, as well as grant to BI a non-exclusive license to use certain of our intellectual property as may be necessary for the continued development, manufacture and/or commercialization of such product(s).

Disputes may also arise between us and our current or future licensors, including BI, our current or future licensors and their licensors, or us and third parties that co-own intellectual property with our licensors or their licensors, regarding intellectual property subject to a license agreement, including those relating to:

•	the scope of rights, if any, granted under the applicable license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the applicable license agreement;

•	whether our licensor or its licensor had the right to grant the applicable license agreement;

•	whether third parties are entitled to compensation or equitable relief, such as an injunction, for our use of the intellectual property without their authorization;

•	our right to sublicense rights to third parties under collaborative development relationships;

•	whether we are complying with our obligations with respect to the use of licensed technology in relation to our development and commercialization of product candidates;

•	the allocation of ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and by us and our partners; and

•	the amounts of royalties, milestones or other payments due under the applicable license agreement.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, or are insufficient to provide us the necessary rights to use the intellectual property, we may be unable to successfully develop and commercialize the affected product candidates. If we or any such licensors fail to adequately protect this intellectual property, our ability to commercialize our products could suffer.

We may be required to pay certain milestones and royalties under our license agreements with third-party licensors.

Under our current and future license agreements, we may be required to pay milestones and royalties based on our revenues from sales of our products utilizing the technologies licensed or sublicensed from licensors, including BI, and these royalty payments could adversely affect the overall profitability for us of any products that we may seek to commercialize. In order to maintain our license rights under current and future license agreements, we may need to meet certain specified milestones, subject to certain cure provisions, in the development of our product candidates and in the raising of funding. In addition, these agreements may contain diligence milestones and we may not be successful in meeting all of the milestones in the future on a timely basis or at all. We may need to outsource and rely on third parties for many aspects of the clinical development, sales and marketing of our products covered under our current and future license agreements. Delay or failure by these third parties could adversely affect the continuation of our license agreements with their third-party licensors. Pursuant to the BI Agreement, if we succeed in developing and commercializing products containing compounds active against CCR2, CB2 or SSTR4 we will owe BI regulatory and commercial milestone payments.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our trademarks of interest and our business may be adversely affected.

While we seek to protect the trademarks we use in the United States and in other countries, we may be unsuccessful in obtaining registrations and/or otherwise protecting these trademarks. If that were to happen, we may be prevented from using our names, brands and trademarks unless we enter into appropriate royalty, license or coexistence agreements, which may not be available or may not be available on commercially reasonable terms. Over the long term, if we are unable to establish name recognition based on our trademarks, trade names, service marks and domain names, then we may not be able to compete effectively, resulting in a material adverse effect on our business. Our trademarks or trade names that we have already obtained may be challenged, infringed, diluted, misappropriated or declared generic, or determined to be infringing on other marks. We rely on both registration and common law protection for our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Effective trademark protection may not be available or may not be sought in every country in which our products are made available. Any name we propose to use for our products in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed product names, we may be required to expend significant additional resources in an effort to identify a usable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Risks Related to Employee Matters and Managing Growth

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of product candidate development, regulatory affairs and sales, marketing and distribution. As of September 30, 2019, we had 24 full-time employees. To manage our growth activities, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. As we expand our organization, we may have difficulty identifying, hiring and integrating new personnel. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Many of the biotechnology and pharmaceutical companies that we compete against for qualified personnel and consultants have greater financial and other resources, different risk profiles and a longer history in the industry than we do. If we are unable to continue to attract and retain high-quality personnel and consultants, the rate and success at which we can discover and develop product candidates and operate our business will be limited.

If we lose key management or scientific personnel, cannot recruit qualified employees, directors, officers or other significant personnel or experience increases in our compensation costs, our business may materially suffer.

We are highly dependent on our management and directors, including Jeffrey B. Kindler, James N. Campbell and Sol J. Barer, among others. Due to the specialized knowledge each of our officers and key employees possesses with respect to our product candidates and our operations, the loss of service of any of our officers or directors could delay or prevent the successful enrollment and completion of our clinical trials. We do not carry key man life insurance on our officers or directors. Although we have formal employment agreements with our executive officers, these agreements do not prevent them from terminating their employment with us at any time.

In addition, our future success and growth will depend in part on the continued service of our directors, employees and management personnel and our ability to identify, hire, and retain additional personnel. If we lose one or more of our executive officers or key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize product candidates successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be engaged by entities other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to develop and commercialize product candidates will be limited.

Many of our employees have become or will soon become vested in a substantial amount of our common stock or a number of common stock options. Our employees may be more likely to leave us if the shares they own have significantly appreciated in value relative to the original purchase prices of the shares, or if the exercise prices of the options that they hold are significantly below the market price of our common stock, particularly after the expiration of the lock-up agreements described herein. Our future success also depends on our ability to continue to attract and retain additional executive officers and other key employees.

We may engage in acquisitions that could disrupt our business, cause dilution to our stockholders or reduce our financial resources.

In the future, we may enter into transactions to acquire other businesses, products or technologies. If we do identify suitable candidates, we may not be able to make such acquisitions on favorable terms, or at all. Any acquisitions we make may not strengthen our competitive position, and these transactions may be viewed negatively by customers or investors. We may decide to incur debt in connection with an acquisition or issue our common stock or other equity securities to the stockholders of the acquired company, which would reduce the percentage ownership of our existing stockholders. We could incur losses resulting from undiscovered liabilities of the acquired business that are not covered by the indemnification we may obtain from the seller. In addition, we may not be able to successfully integrate the acquired personnel, technologies and operations into our existing business in an effective, timely and non-disruptive manner. Acquisitions may also divert management attention from day-to-day responsibilities, lead to a loss of key personnel, increase our expenses and reduce our cash available for operations and other uses. We cannot predict the number, timing or size of future acquisitions or the effect that any such transactions might have on our operating results.

We or the third parties upon whom we depend may be adversely affected by natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities on which we rely, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. For example, following Hurricane Maria, shortages in production and delays in a number of medical supplies produced in Puerto Rico resulted, and any similar interruption due to a natural disaster affecting us or any of our third-party manufacturers could materially delay our operations.

Current and future litigation against us could be costly and time-consuming to defend and could result in additional liabilities.

We may from time to time be subject to legal proceedings and claims that arise in the ordinary course of business or otherwise, such as claims brought by our customers in connection with commercial disputes and employment claims made by our current or former employees. Claims may also be asserted by or on behalf of a variety of other parties, including government agencies, patients or vendors of our customers, or stockholders. For example, on July 2, 2019, a holder of shares of our preferred stock filed a complaint against us in the Court of Chancery in the State of Delaware. The complaint sets forth certain claims under the Delaware General Corporation Law and seeks specific performance with respect to the payment of a dividend of 643,531 shares of our common stock, that such holder has alleged is accrued and payable. We intend to vigorously defend ourselves in this matter, but if we are unable to successfully defend such claims, we would be required to issue additional shares to such holder.

Any litigation involving us may result in substantial costs, operationally restrict our business, and may divert management’s attention and resources, which may seriously harm our business, overall financial condition, and results of operations. Insurance may not cover existing or future claims, be sufficient to fully compensate us for one or more of such claims, or continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby adversely impacting our results of operations and resulting in a reduction in the trading price of our stock.

Risks Related to Our Common Stock and this Offering

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although our common stock has been approved for listing on The Nasdaq Global Select Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares, or at all.

The market price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	actual or expected changes in our growth rate relative to our competitors;

•	results of clinical trials of our product candidates or those of our competitors;

•	developments related to our existing or any future collaborations;

•	regulatory actions with respect to our product candidates or our competitors’ products and product candidates;

•	regulatory or legal developments in the United States and other countries;

•	development of new product candidates that may address our markets and make our product candidates less attractive;

•	changes in physician, hospital or healthcare provider practices that may make our product candidates less useful;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

•	actual or expected changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section and elsewhere in this prospectus.

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to stockholders for approval.

Upon the closing of this offering, based on the number of shares of common stock outstanding as of September 30, 2019, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates will, in the aggregate, hold shares representing approximately     % of our outstanding voting stock. As a result, if these stockholders choose to act together, they would be able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors, the composition of our management and approval of any merger, consolidation or sale of all or substantially all of our assets.

Certain of our existing stockholders, including entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of approximately $            in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering. The foregoing ownership percentage does not give effect to any purchases of shares of our common stock by the stockholders.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent shares subsequently are issued under outstanding options or warrants, you will incur further dilution. Based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), you will experience immediate dilution of $         per share as of September 30, 2019, representing the difference between our pro forma as adjusted net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our stock but will own only approximately     % of our common stock outstanding after this offering.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We expect that we will use the net proceeds of this offering to advance the clinical development of CNTX-4975 and certain of our other product candidates, pursue additional research and development efforts and for general and administrative expenses, working capital and other general corporate purposes as set forth under “Use of Proceeds.” However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding              shares of common stock based on the number of shares outstanding as of September 30, 2019. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. The remaining shares are currently restricted as a result of securities laws or lock-up agreements (which may be waived, with or without notice, by Credit Suisse Securities (USA) LLC and SVB Leerink LLC) but will become eligible to be sold at various times beginning 180 days after this offering, unless held by one of our affiliates, in which case the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended, or Rule 144. Moreover, after this offering, holders of an aggregate of              shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders, until such shares can otherwise be sold without restriction under Rule 144 or until the rights terminate pursuant to the terms of the stockholders’ agreement between us and such holders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Select Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. We may discover significant deficiencies or material weaknesses, which we may not successfully remediate on a timely basis or at all. Any failure to remediate any significant deficiencies or material weaknesses identified by us or to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our target pre-clinical studies or clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Provisions in our restated certificate of incorporation and restated bylaws and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our restated certificate of incorporation and our restated bylaws, which will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions include those establishing:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on our board of directors;

•

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•

the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Furthermore, our restated certificate of incorporation, which will become effective upon the closing of this offering, specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving claims brought against us by stockholders; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our restated certificate of incorporation described above.

We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors, officers, employees and agents as it may limit any stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us or our directors, officers, employees or agents. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Because we do not anticipate paying any cash dividends on our common shares in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

We have never declared or paid any cash dividends on our common shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common shares would be your sole source of gain on an investment in our common shares for the foreseeable future. See the “Dividend Policy” section of this prospectus for additional information.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Our ability to use our net operating loss carryforwards and research and development credits to offset future taxable income may be subject to certain limitations.

As of December 31, 2018, we had net operating loss carryforwards, or NOLs, of $39.2 million for federal income tax purposes and $38.8 million for state income tax purposes, which may be available to offset our future taxable income, if any, and begin to expire in various amounts in 2029. As of December 31, 2018, we also had federal and state research and development tax credit carryforwards of $3.6 million, which begin to expire in various amounts in 2021. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. In general, under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to use its pre-change NOLs and tax credits to offset future taxable income. Our existing NOLs or credits may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs or credits could be further limited by Sections 382 and 383 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. Our NOLs or credits may also be impaired under state law. Furthermore, our ability to use NOLs of companies that we may acquire in the future may be subject to limitations. For these reasons, we may not be able to use a material portion of the NOLs or tax credits, even if we attain profitability. The reduction of the corporate tax rate under the Tax Cuts and Jobs Act of 2017, or the TCJA, may cause a reduction in the economic benefit of our NOLs and other deferred tax assets available to us. Furthermore, under the TCJA, although the treatment of tax losses generated before December 31, 2017 has generally not changed, tax losses generated in calendar year 2018 and beyond may only offset 80% of taxable income. This change may require us to pay federal income taxes in future years despite generating a loss for federal income tax purposes in prior years.

Recent U.S. tax legislation may materially adversely affect our financial condition, results of operations and cash flows.

The TCJA has significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions, and revising the rules governing net operating losses. Many of these changes are effective immediately, without any transition periods or grandfathering for existing transactions. The TCJA is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and Internal Revenue Service, or IRS, any of which could lessen or increase certain adverse impacts of the TCJA. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

While some of the changes made by the TCJA may adversely affect the Company in one or more reporting periods and prospectively, other changes may be beneficial on a going forward basis. We continue to work with our tax advisors to determine the full impact that the TCJA as a whole will have on us. We urge our investors to consult with their legal and tax advisors with respect to the TCJA.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that can involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, future revenue, timing and likelihood of success, plans and objectives of management for future operations, future results of anticipated products and prospects, plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “would” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

INDUSTRY AND OTHER DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of shares of our common stock in this offering will be approximately $        million, assuming an initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $        million. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $             million, assuming the assumed initial public offering price stays the same.

We anticipate that we will use the net proceeds of this offering, together with our cash, cash equivalents and investments, for the following purposes:

•	approximately $ million to $ million to fund the remainder of the Phase 3 program and pre-commercialization expenses for CNTX-4975;

•	approximately $ million to $ million to fund the development of CNTX-6016 to complete Phase 1 development;

•	approximately $ million to $ million to fund the development of CNTX-6970 to complete Phase 1 development and initiate a Phase 2 trial for chronic pain; and

•	the remainder, if any, for other research and development expenses for our pipeline, including unallocated expenses, and for working capital and other general corporate purposes.

Our priority is to advance the development of CNTX-4975 through Phase 3 registration trials and prepare for potential commercialization. To the extent that our CNTX-4975 development costs are more than we anticipate, we are not able secure additional sources of funding, and/or we raise less than the anticipated amount of net proceeds in this offering, we may elect or be required to delay other development efforts, in order to enable funding for the CNTX-4975 Phase 3 development program and pre-commercialization preparations for CNTX-4975.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We may also use a portion of the net proceeds to in-license, acquire, or invest in additional businesses, technologies, products or assets, although currently we have no specific agreements, commitments or understandings in this regard. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. Predicting the cost necessary to develop product candidates can be difficult and we anticipate that we will need additional funds to complete the development of any product candidates we identify. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from pre-clinical studies and any ongoing clinical trials or clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Based on our current operating plan, we believe that the anticipated net proceeds from this offering and our current cash and cash equivalents will be sufficient to enable us to fund our operating expenses and capital expenditure requirements until                 . We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. In any event, we do not expect that the net proceeds from this offering and our current cash and cash equivalents will be sufficient to enable us to complete the clinical development of CNTX-4975 or any of our other product candidates, and we will need additional funds to complete such clinical development and initiate commercialization. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. In addition, our term loan facility with Solar Capital Ltd. and certain of its affiliates, or Solar, restricts our ability to pay any dividends or make any distribution of our capital stock.

Holders of shares of our Series D preferred stock issued within the period beginning one year prior to the closing of this offering and ending upon the closing of this offering are entitled to dividends upon the conversion of such shares of Series D preferred stock to our common stock in connection with an initial public offering, which will occur immediately prior to the completion of this offering. Each such holder of Series D preferred stock is entitled to a cumulative accrued dividend calculated at a rate per annum of $0.117 per share of Series D preferred stock (subject to certain adjustment provisions), payable in shares of common stock based on a value of $11.241 per share. In addition, as of November 30, 2019, we have issued an aggregate of 423,237 shares of our common stock to certain holders of shares of our Series D preferred stock in respect of an accruing dividend on such shares.

As of September 30, 2019, cumulative dividends of an aggregate of 47,870 shares of our common stock had accrued to certain of our Series D preferred stockholders. These cumulative dividends have continued to accrue subsequent to September 30, 2019. Assuming a closing date of                     , 2020, we expect to issue              shares of our common stock in payment of such cumulative accrued dividends to such Series D preferred stockholders. For each day prior to or following the assumed closing date that this offering actually closes, such cumulative accrued dividends decrease or increase, respectively, by an aggregate of approximately             shares of common stock. Stock dividends will not be paid on any shares purchased in this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2019 as follows:

•	on an actual basis;

•	on a pro forma basis to reflect:

•	the automatic conversion of all outstanding shares of our preferred stock into 16,334,500 shares of common stock upon the closing of this offering;

•

the issuance of an aggregate of              shares of our common stock upon the closing of this offering to pay accrued dividends on certain of our shares of Series D preferred stock, assuming a closing date for this offering of             , 2020 (for each day prior to or following such assumed closing date that this offering actually closes, such dividends shall decrease or increase, respectively, by an aggregate of approximately              shares of common stock);

•

the automatic cashless exercise of certain outstanding warrants to purchase shares of common stock and preferred stock, which, based on an assumption that the fair market value of our common stock for purposes of automatic exercise under the warrants will be equal to the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) and assuming the automatic conversion of the shares of preferred stock issued pursuant to such automatic cashless exercise into shares of common stock, would result in the issuance of              shares of our common stock upon the closing of this offering (a $1.00 increase in the assumed initial public offering price of $             per share would increase the number of additional shares of our common stock issuable in connection with such automatic exercise by an aggregate of              shares; a $1.00 decrease in the assumed initial public offering price of $             per share would decrease the number of additional shares of our common stock issuable in connection with such exercise by an aggregate of              shares);

•

the assumed exercise prior to the closing of this offering of certain outstanding warrants that shall otherwise expire upon such closing to purchase 2,414,006 shares of preferred stock for an aggregate purchase price of approximately $4.3 million, which, assuming the automatic conversion of the shares of preferred stock issued pursuant to such exercise into shares of common stock, would result in the issuance of 386,506 shares of our common stock upon the closing of this offering;

•

for purposes of any automatic cashless exercise of warrants, that the fair market value of our common stock immediately prior to the closing of this offering exceeds the exercise price of the applicable warrant; and

•	the filing and effectiveness of our restated certificate of incorporation which will occur upon the closing of this offering.

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of September 30, 2019
	(in thousands, except share data, unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$69,263

Long term debt	24,362
Warrant liabilities	1,895
Convertible preferred stock (Series A, B, C and D), par value $0.001 per share; 118,437,368 shares authorized, 102,009,985 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	168,232
Stockholders’ (deficit) equity:
Preferred stock, par value $0.001 per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, par value $0.001 per share; 200,000,000 shares authorized, 1,699,866 shares issued and outstanding, actual; 200,000,000 shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	2
Additional paid-in capital	10,827
Accumulated deficit	(133,389)

Total stockholders’ (deficit) equity	(122,560)

Total capitalization	$71,929	$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus), would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share (the midpoint of the price range set forth on the cover page of this prospectus), would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $        million.

The foregoing table, including the number of shares therein, does not include:

•	2,515,204 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2019, at a weighted-average exercise price of $5.44 per share;

•

83,189 shares of our common stock issuable upon the exercise of certain warrants to purchase common stock outstanding as of September 30, 2019 at a weighted average exercise price of $6.59 per share, and 66,717 shares of our common stock issuable upon the conversion of shares of preferred stock issuable upon the exercise of certain warrants to purchase preferred stock outstanding as of September 30, 2019 at an exercise price (on an as-converted basis) of $11.241 per share;

•	630 shares of our common stock issued subsequent to September 30, 2019 to certain holders of our Series D preferred stock in respect of an accrued dividend;

•

            shares of our common stock issuable upon the exercise of stock options to be granted in connection with this offering under the 2020 Plan, which will become effective in connection with this offering, to certain of our directors, executive officers and employees, at an exercise price per share equal to the initial public offering price in this offering;

•

            shares of our common stock reserved for future issuance under the 2020 Plan, as well as shares of our common stock that become available pursuant to provisions in the 2020 Plan that automatically increase the share reserve under the 2020 Plan as described in “Executive and Director Compensation—Incentive Plans—2020 Incentive Award Plan”;

•

            shares of our common stock that will become available for future issuance under the 2020 ESPP, which will become effective in connection with this offering, as well as shares of our common stock that become available pursuant to provisions in the 2020 ESPP that automatically increase the share reserve under the 2020 ESPP as described in “Executive and Director Compensation—Incentive Plans—2020 Employee Stock Purchase Plan”; and

•	any additional drawdown of the $15.0 million available under our term loan facility with Solar, subject to certain conditions, after the completion of this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of September 30, 2019, we had a historical net tangible book value of $(129.4) million, or $(77.5) per share of common stock. Our historical net tangible book value per share represents total tangible assets less total liabilities and less convertible preferred stock, divided by the number of shares of our common stock outstanding as of September 30, 2019.

Our pro forma net tangible book value as of September 30, 2019 was $             million, or $             per share. Pro forma net tangible book value represents the amount of our total tangible assets less total liabilities, after giving effect to (1) the automatic conversion of all shares of our preferred stock outstanding as of September 30, 2019 into an aggregate of 16,334,500 shares of our common stock upon the closing of this offering, (2) the issuance of an aggregate of              shares of our common stock immediately prior to the closing of this offering to pay accrued dividends on certain of our shares of Series D preferred stock, assuming a closing date for this offering of                     , 2020, (3) the automatic cashless exercise of certain outstanding warrants to purchase shares of common stock and preferred stock, which, based on an assumption that the fair market value of our common stock for purposes of automatic exercise under the warrants will be equal to the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), and assuming the automatic conversion of the shares of preferred stock issued pursuant to such automatic cashless exercise into shares of common stock, would result in the issuance of              shares of our common stock upon the closing of this offering, (4) the assumed exercise prior to the closing of this offering of certain outstanding warrants that shall otherwise expire upon such closing to purchase 2,414,006 shares of preferred stock for an aggregate purchase price of approximately $4.3 million, which, assuming the automatic conversion of the shares of preferred stock issued pursuant to such exercise into shares of common stock, would result in the issuance of 386,506 shares of our common stock upon the closing of this offering, and (5) for purposes of any automatic cashless exercise of warrants, that the fair market value of our common stock immediately prior to the closing of this offering exceeds the exercise price of the applicable warrant. Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the total number of shares outstanding as of September 30, 2019, after giving effect to the pro forma adjustment described above.

After giving further effect to receipt of the net proceeds from our issuance and the sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2019 would have been approximately $         million, or approximately $             per share. This amount represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution of approximately $            per share to new investors participating in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution:

Assumed initial public offering price per share			$
Historical net tangible book value per share as of September 30, 2019		$(77.52)

Increase (decrease) per share attributable to (1) the conversion of our preferred stock, (2) the issuance of shares of common stock to pay accrued dividends on certain of our shares of Series D preferred stock, (3) the automatic cashless exercise of certain outstanding warrants to purchase shares of common stock and preferred stock, (4) the assumed exercise of certain outstanding warrants to purchase shares of preferred stock that shall otherwise expire upon the closing of this offering and the conversion thereof, and (5) for purposes of any automatic cashless exercise of warrants, that the fair market value of our common stock immediately prior to the closing of this offering exceeds the exercise price of the applicable warrant.

Pro forma net tangible book value (deficit) per share as of September 30, 2019	$
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering			$

Dilution per share to new investors in this offering			$

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $        , and dilution in pro forma net tangible book value per share to new investors by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $        per share and decrease (increase) the dilution to new investors by $         per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value after this offering would be $            per share, the increase in pro forma net tangible book value per share would be $            and the dilution per             share to new investors would be $             per share, in each case assuming an initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

The following table summarizes on the pro forma as adjusted basis described above, as of September 30, 2019, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $            per share (the midpoint of the

price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%	$		%	$

Total		100%			100%		$

(1)

Certain of our existing stockholders, including entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of approximately $         million in shares of our common stock in this offering at the initial public offering price. The presentation in this table regarding ownership by existing stockholders does not give effect to any purchases in this offering by such stockholders.

A $1.00 increase or decrease in the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), would increase or decrease the total consideration paid by new investors by $              million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by             percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase or decrease of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $         million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by             percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by            percentage points, assuming no change in the assumed initial public offering price.

The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of September 30, 2019, and exclude:

•	2,515,204 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2019, at a weighted-average exercise price of $5.44 per share;

•

83,189 shares of our common stock issuable upon the exercise of certain warrants to purchase common stock outstanding as of September 30, 2019 at a weighted average exercise price of $6.59 per share, and 66,717 shares of our common stock issuable upon the conversion of shares of preferred stock issuable upon the exercise of certain warrants to purchase preferred stock outstanding as of September 30, 2019 at an exercise price (on an as-converted basis) of $11.241 per share;

•	630 shares of our common stock issued subsequent to September 30, 2019 to certain holders of our Series D preferred stock in respect of an accrued dividend;

•

            shares of our common stock issuable upon the exercise of stock options to be granted in connection with this offering under the 2020 Plan, which will become effective in connection with this offering, to certain of our directors, executive officers and employees, at an exercise price per share equal to the initial public offering price in this offering;

•

            shares of our common stock reserved for future issuance under the 2020 Plan, as well as shares of our common stock that become available pursuant to provisions in the 2020 Plan that automatically increase the share reserve under the 2020 Plan as described in “Executive and Director Compensation—Incentive Plans—2020 Incentive Award Plan”;

•

            shares of our common stock that will become available for future issuance under the 2020 ESPP, which will become effective in connection with this offering, as well as shares of our common stock that become available pursuant to provisions in the 2020 ESPP that automatically increase the share reserve under the 2020 ESPP as described in “Executive and Director Compensation—Incentive Plans—2020 Employee Stock Purchase Plan”; and

•	any additional drawdown of the $15.0 million available under our term loan facility with Solar, subject to certain conditions, after the completion of this offering.

To the extent any of these outstanding options or warrants is exercised, there will be further dilution to new investors. If all of such outstanding options and warrants had been exercised as of September 30, 2019, the pro forma as adjusted net tangible book value per share after this offering would be $            , and total dilution per share to new investors would be $            .

If the underwriters exercise their option to purchase additional shares of our common stock in full:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to , or approximately of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

The following tables set forth, for the periods and as of the dates indicated, our selected historical financial data. The statements of operations data for the years ended December 31, 2017 and 2018 and the balance sheet data as of December 31, 2017 and 2018 are derived from our audited financial statements appearing at the end of this prospectus. The statement of operations data for the nine months ended September 30, 2018 and 2019 and the balance sheet data as of September 30, 2019 have been derived from our unaudited financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and results for the nine months ended September 30, 2019 are not necessarily indicative of the results to be expected for the full year ending December 31, 2019. You should read this data together with the more detailed information contained in our audited financial statements and the related notes thereto and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2017	2018	2018	2019
			(unaudited)
	(in thousands, except share data)
Revenue	$—	$—	$—	$47,500

Operating expenses:
Research and development	17,622	28,620	17,420	29,629
General and administrative	6,433	10,557	6,612	10,582

Total operating expenses	24,055	39,177	24,032	40,211

Income (loss) from operations	(24,055)	(39,177)	(24,032)	7,289

Other income (expense), net:
Interest income	43	754	564	651
Interest expense	(983)	(332)	(205)	(1,027)
Loss on conversion of convertible notes payable	(497)	—	—	—
Loss on disposal of property and equipment	(38)	—	—	—
Loss on forgiveness of notes receivable from stockholders	—	(599)	(599)	—
Loss on extinguishment of long-term debt	—	(298)	(298)	(381)
Revaluation of stock warrant liabilities	475	68	(763)	727

Total other income (expense), net	(1,000)	(407)	(1,301)	(30)

Net income (loss) before income tax benefit	(25,055)	(39,584)	(25,333)	7,259
Income tax benefit	441	627	—	—

Net income (loss)	(24,614)	(38,957)	(25,333)	7,259
Less: Cumulative dividends on convertible preferred stock	(128)	(3,655)	(2,791)	(489)

Net income (loss) attributable to common stockholders	$(24,742)	$(42,612)	$(28,124)	$6,770

Net income (loss) per common share amounts(1):
Basic net income (loss) per share attributable to common stockholders	$(19.91)	$(33.73)	$(22.60)	$4.05
Diluted net income (loss) per share attributable to common stockholders	$(19.91)	$(33.73)	$(22.60)	$0.36

Weighted average common shares outstanding(1)
Basic	1,242,744	1,263,369	1,244,493	1,669,866
Diluted	1,242,744	1,263,369	1,244,493	18,704,165

	As of December 31,		As of September 30,
	2017	2018	2019
	(in thousands)		(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$60,679	$31,506	$69,263
Working capital(2)	56,373	24,656	64,984
Total assets	68,337	41,965	83,021
Long-term debt, net of discount	1,973	7,723	24,362
Warrant liabilities	2,446	2,378	1,895
Convertible preferred stock	152,836	152,940	168,232
Accumulated deficit	(97,547)	(140,159)	(133,389)
Total stockholders’ deficit	(93,884)	(130,357)	(122,560)

(1)	See Note 11 to our financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.
(2)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and related notes appearing at the end of this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this prospectus. For convenience of presentation some of the numbers have been rounded in the text below.

Overview

We are a late clinical-stage biopharmaceutical company focused on becoming the leader in identifying, developing and commercializing novel, non-opioid and non-addictive therapies to address the large unmet medical need for the treatment of chronic pain.

Our most advanced product candidate, CNTX-4975, is designed to selectively and locally target and disrupt the signaling of pain-sensing nerve fibers. CNTX-4975 is in pivotal Phase 3 development for the treatment of moderate to severe pain due to knee OA and was granted Fast Track Designation by the FDA in January 2018 for this indication. We have completed the clinical phase, by which we mean the last subject visit has been completed, for VICTORY-1, the first of our two pivotal Phase 3 trials for CNTX-4975, and we expect to report topline results in the first quarter of 2020. VICTORY-1 is a randomized, double-blinded, placebo-controlled trial in 332 subjects with moderate to severe pain due to knee OA. In addition, we completed enrollment for our second pivotal Phase 3 trial for CNTX-4975, VICTORY-2, in May 2019, and for our open label safety trial for CNTX-4975, VICTORY-3, in August 2019. In a preliminary assessment, the topline results from VICTORY-3, in which 856 subjects were randomized and 1,275 knees were injected, were generally consistent with the results observed in TRIUMPH, our Phase 2 trial for CNTX-4975 described below, as measured at week 8 for VICTORY-3 and at week 12 for TRIUMPH. We expect to report topline results for VICTORY-2 in the third quarter of 2020. If the results of these trials are positive, we plan to submit an NDA in the United States in the second half of 2021 and a MAA in Europe at a future date thereafter. We hold worldwide commercialization rights to CNTX-4975, and, if successfully developed and approved, we anticipate initial commercial sales in 2022. Issued patents and pending patent applications are expected to provide protection for CNTX-4975 through 2038.

In TRIUMPH, a randomized, double-blinded, placebo-controlled Phase 2 clinical trial in 175 subjects with moderate to severe pain due to knee OA, we observed that, compared to placebo, subjects receiving a single intra-articular, or IA, injection of 1.0 mg of CNTX-4975 experienced statistically significant and clinically meaningful reduction in pain with walking on a flat surface, corresponding to question A1 of the Western Ontario and McMaster Universities Arthritis Index, or WOMAC index, and showed an adverse event profile similar to the placebo group. In addition to CNTX-4975, we have three other product candidates in clinical development for the treatment of multiple types of pain. In July 2019, we closed a collaboration and license agreement with Eli Lilly and Company, or Lilly, pursuant to which we granted Lilly a worldwide exclusive license to research, develop, manufacture and commercialize products containing CNTX-0290, one of our product candidates currently in Phase 1 development. We believe that we have one of the industry’s largest pipelines of novel, non-opioid and non-addictive clinical-stage product candidates for the treatment of chronic pain.

Since our inception in 2013, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, acquiring and developing product and technology rights, and conducting research and development activities for our product candidates. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date with proceeds from the issuance and sale of convertible notes and preferred stock, borrowings under term loan facilities and proceeds we have received from payments to us under the Lilly License. Through September 30, 2019, we had received gross proceeds of $163.5 million from the sale of our convertible notes and issuances and sales of preferred stock. In July 2019, we closed a collaboration and license agreement with Lilly, or the Lilly License, pursuant to which we granted Lilly a worldwide exclusive license to research, develop, manufacture and commercialize products containing CNTX-0290. Under the terms of the Lilly License, Lilly made an upfront payment to us of $47.5 million on July 26, 2019 (which yielded net proceeds of $46.4 million, after the payment of certain expenses) and agreed to pay up to an additional $575.0 million, subject to the achievement of certain development and regulatory milestones. If CNTX-0290 is successfully commercialized, we will be eligible to receive up to an additional $375.0 million in potential sales milestones, if achieved, plus tiered royalties of percentages ranging from high-single digits to mid-teens based on sales. Additionally, in June 2019, we entered into a loan and security agreement with Solar Capital Ltd. and certain of its affiliates, or Solar, for a $40.0 million term loan facility, with an initial funded tranche of $25.0 million and a second tranche of $15.0 million available to be drawn down, subject to certain conditions, after the completion of this offering. Upon funding of the initial tranche, we received net proceeds of $16.7 million after repayment of a prior term loan facility with SVB and the payment of certain expenses.

Since our inception, we have incurred significant operating losses. Our operating loss was $24.1 million for the year ended December 31, 2017, and $39.2 million for the year ended December 31, 2018. Our operating income was $7.3 million for the nine months ended September 30, 2019, which was solely due to an upfront payment to us of $47.5 million by Lilly during such period pursuant to the terms of the Lilly License. Our net loss was $24.6 million for the year ended December 31, 2017, $39.0 million for the year ended December 31, 2018. Our net income was $7.3 million for the nine months ended September 30, 2019. As of December 31, 2018, we had an accumulated deficit of $140.2 million and as of September 30, 2019, our accumulated deficit was $133.4 million. We expect to continue to incur significant expenses and increasing operating and net losses for at least the next several years. We expect our expenses and capital requirements will increase substantially in connection with our ongoing activities, as we:

•	continue clinical trials for CNTX-4975;

•	advance our other product candidates through pre-clinical and clinical development;

•	seek regulatory approval for our product candidates;

•	hire additional personnel to support our product development, commercialization and administrative efforts;

•	commercialize CNTX-4975 in the United States with our own targeted sales and marketing organization and selectively partner outside of the United States; and

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pursue strategic partnerships that maximize the value of our other pipeline while seeking to maintain commercialization rights in the United States for select specialists that treat chronic pain conditions.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our product candidates. If we obtain regulatory approval for any of our product candidates, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing and distribution. Further, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings, including borrowings under the existing or additional term loan facilities, or other capital sources, including potential collaborations with other companies or other strategic transactions, including potentially through licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we raise additional funds through collaborations, strategic alliances, or, if applicable, licensing arrangements with third parties, we may have to relinquish valuable rights to our future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates. We will need to generate significant revenue to achieve profitability, and we may never do so.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of December 31, 2018, we had cash and cash equivalents of $31.5 million and as of September 30, 2019, we had cash and cash equivalents of $69.3 million. We believe that our existing cash and cash equivalents as of September 30, 2019 will be sufficient to enable us to fund our operating expenses and capital expenditure requirements into the third quarter of 2020, without giving effect to any anticipated proceeds from this offering. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements until                . If we are unable to raise sufficient funding, we may be unable to continue to operate in the long-term. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources.”

Our management has concluded, and in its report on our financial statements for the year ended December 31, 2018, our independent registered public accounting firm included an explanatory paragraph stating, that our recurring losses from operations and negative cash flows since inception and our need to raise additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. See “Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—Our recurring losses from operations could continue to raise substantial doubt regarding our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.”

Components of our Results of Operations

Revenue

To date, we have not generated any revenue from product sales and we do not expect to generate revenue from sales of any product for several years, if at all. We recognized revenue of $47.5 million during the nine months ending September 30, 2019 related to the upfront payment under the Lilly License.

Operating Expenses

Our operating expenses since inception have consisted solely of research and development costs and general and administrative costs.

Research and Development Expenses

Our research and development expenses consist primarily of costs incurred in connection with the discovery and development of our product candidates, which include:

•	expenses incurred in connection with the pre-clinical and clinical development of our product candidates and under agreements with CROs;

•	employee-related expenses, including salaries, related benefits and stock-based compensation expense for employees engaged in research and development functions;

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent of facilities, travel and insurance; and

•	payments made under third-party licensing agreements.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.

Our direct research and development expenses are tracked on a program-by-program basis and consist primarily of external costs, such as fees paid to consultants, central laboratories, contractors and CROs in connection with our pre-clinical and clinical development activities. We do not allocate employee costs and facility expenses, including depreciation or other indirect costs, to specific product development programs because these costs are deployed across multiple product development programs and, as such, are not separately classified. We use internal resources to manage our development activities.

The table below summarizes our research and development expenses incurred by development program:

	Year Ended December 31,		Nine Months Ended September 30, (unaudited)
	2017	2018	2018	2019
	(in thousands)
Direct research and development expenses by program:
CNTX-4975 program	$6,525	$18,058	$11,028	$21,784
Other pre-clinical and clinical programs	4,899	5,651	1,708	3,004
Unallocated and other research and development expenses:
Personnel related (including stock-based compensation)	2,802	3,294	2,135	3,045
Services	3,072	1,271	2,054	1,565
Other	324	346	495	231

Total unallocated and other research and development expenses	6,198	4,911	4,684	4,841

Total research and development expenses	$17,622	$28,620	$17,420	$29,629

Research and development activities are critical to our business model. We expect that our research and development expenses will increase substantially in connection with our planned pre-clinical and clinical development activities in the near term and our planned clinical trials in the future. At this time, we cannot reasonably estimate the costs for completing the pre-clinical and clinical development of any of our other product candidates.

The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

•	the scope, progress, outcome and costs of our pre-clinical development activities, clinical trials and other research and development activities;

•	establishing an appropriate safety profile with IND-enabling studies;

•	successful patient enrollment in, and the initiation and completion of, clinical trials;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing and supply capabilities or making arrangements with third-party manufacturers and suppliers;

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

•	significant and changing government regulation;

•	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others; and

•	maintaining a continued acceptable safety profile of the product candidates following approval.

Any changes in the outcome of any of these variables with respect to the development of our product candidates in pre-clinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and related costs, including stock-based compensation for employees and consultants and other non-employees, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, patent, consulting, accounting, audit and other non-employee services.

We anticipate that our general and administrative expenses will increase in the future as we support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, tax, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company.

Other Income and Expense

Other income and expense items include cash paid for interest and non-cash interest expense for the end-of-term charge and amortization of debt discount associated with our term loan facility. Other income and expense items also include non-cash interest expense on convertible note financings for the years ended December 31, 2017 and 2018 ahead of our Series C preferred stock and Series D preferred stock financings, accounting losses on the conversion of those convertible notes into preferred stock, periodic fair value adjustments on warrants issued in connection with those convertible note financings and interest income on the money market fund investments we make with the proceeds from our preferred stock, convertible notes and debt financings prior to the cash being deployed into operations.

Income Taxes

Since our inception, we have not recorded any U.S. federal or state income tax benefits for the net losses we have incurred in each year or for our earned research and development tax credits, due to our uncertainty of realizing a benefit from those items. As of December 31, 2017 and December 31, 2018, we had deferred tax assets including federal and state net operating loss carryforwards of $28.2 million and $39.2 million, respectively, both of which begin to expire in 2029. As of December 31, 2018, we also had federal and state research and development tax credit carryforwards of $3.6 million, which begin to expire in 2021.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Research Contract Costs and Accruals

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met. However, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of the estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors in connection with the pre-clinical and clinical development activities;

•	third-party manufacturers in connection with the production of pre-clinical and clinical trial materials;

•	CROs in connection with pre-clinical studies and clinical trials; and

•	investigative sites in connection with clinical trials.

We base our expenses related to pre-clinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage pre-clinical studies and clinical trials and third-party manufacturers that manufacture product for our research and development activities on our behalf. The financial terms of these agreements are subject to negotiation, vary from party to party and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or prepaid accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Codification (ASC) 606 Revenue from Contracts with Customers, or ASC 606. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five step assessment: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We apply the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception and once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within each contract, determine which goods and services are performance obligations, and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Exclusive Licenses of Intellectual Property—We may enter into collaboration and licensing arrangements for research and development, manufacturing and commercialization activities with collaboration partners for the development and commercialization of our product candidates, which have components within the scope of ASC 606. The arrangements generally contain multiple elements or deliverables, which may include (1) licenses, or options to obtain licenses, including, in either case, exclusive licenses, to our intellectual property, (2) research and development activities performed for the collaboration partner, (3) participation on joint steering committees, and (4) the manufacturing of commercial, clinical or preclinical material. Payments pursuant to these arrangements typically include non-refundable, upfront payments, milestone payments upon the achievement of significant development events, research and development reimbursements, sales milestones and royalties on future product sales. The amount of variable consideration is constrained until it is probable that the revenue is not at a significant risk of reversal in a future period. The contracts into which we enter generally do not include significant financing components.

If a license to our intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, we recognize revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a promise or performance obligation is distinct from the other elements, we consider factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of its associated expertise in the general marketplace. In addition, we consider whether the collaboration partner can benefit from a promise for its intended purpose without the receipt of the remaining elements, whether the value of the promise is dependent on the unsatisfied promise, whether there are other vendors that could provide the remaining promise, and whether it is separately identifiable from the remaining promise. For licenses that are combined with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. We evaluate the measure of progress of each reporting period and, if necessary, adjust the measure of performance and related revenue recognition. The measure of progress, and thereby periods over which revenue should be recognized, is subject to estimates by management and may change over the course of the arrangement. Such a change could have a material impact on the amount of revenue we record in future periods.

Milestone Payments: At the inception of each arrangement that includes milestone payments, we evaluate whether the milestones are considered probable of being achieved and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control or the control of the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. We evaluate factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the respective milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, we reevaluate the probability of achievement of all milestones subject to constraint and, if necessary, adjust its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on a level of sales, and the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, we have not recognized any royalty revenue resulting from any of our licensing arrangements.

Stock-Based Compensation

We measure all stock options and other stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognize the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, we issue stock option awards with only service-based vesting conditions and record the expense for these awards using the straight-line method.

Effective January 1, 2019, we adopted ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which expanded the scope of ASC 718, Compensation-Stock Compensation, to include accounting for share-based payment transactions for acquiring goods and services from non-employees. Prior to the adoption of ASU 2018-07, we measured stock-based awards granted to consultants and non-employees based on the fair value of the award on the date on which the related service was complete, and remeasured the fair value of the awards at the end of each financial reporting period prior to completion of the service, using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model. Compensation expense was recognized over the period during which services were rendered by such consultants and non-employees until completed.

Subsequent to the adoption ASU 2018-07, we measure stock-based awards granted to consultants and non-employees based on the fair value of the award on the grant date, similar to awards granted to employees. Compensation expense is recognized over the period during which services were rendered by such consultants and non-employees until completed. Pursuant to ASU 2018-07, we no longer remeasure these awards to the then-current fair value at the end of each reporting period.

We estimate the fair value of each stock option grant on the date of grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield.

Determination of the Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using back-solve method, relying on the implied option created in our then most recent preferred stock financings to determine exit value where those investors could break even. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. These third-party valuations were performed at various dates, which resulted in valuations of our common stock of $4.02 per share as of December 31, 2015, $5.53 per share as of January 31, 2017, $5.63 as of May 30, 2017, $6.93 as of February 16, 2018, $8.31 as of July 27, 2018, $8.56 as of September 10, 2018, $8.74 as of October 2, 2018, $9.09 as of December 31, 2018, $9.53 as of March 31, 2019, $10.07 as of June 30, 2019, and $10.24 as of September 30, 2019. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, which may be as a date later than the most recent third-party valuation date, including:

•	the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including the status of pre-clinical and planned clinical trials for our product candidates;

•	our stage of development and commercialization and our business strategy;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

Options Granted

The following table sets forth by grant date the number of shares subject to options granted between January 1, 2016 and September 30, 2019, the per share exercise price of the options, the fair value of common stock on each grant date, and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Fair Value of Common Stock per Share on Date of Option Grant	Per Share Estimated Fair Value of Options
February 2016	182,312	$4.02	$4.02	$2.50
February 2016	97,128	$4.02	$4.02	$2.62
February 2016	29,297	$4.02	$4.02	$3.37
March 2017	180,801	$5.54	$5.54	$3.62
March 2017	106,642	$5.54	$5.54	$3.81
March 2017	42,525	$5.54	$5.54	$4.75
March 2017	2,401	$5.54	$5.54	$4.62
June 2017	5,604	$5.63	$5.63	$3.87
April 12, 2018	3,121	$6.93	$6.93	$5.12
April 12, 2018	140,516	$6.93	$6.93	$4.93
April 12, 2018	29,114	$6.93	$6.93	$6.18
August 16, 2018	238,878	$8.31	$8.31	$6.37
August 16, 2018	9,606	$8.31	$8.31	$6.37
October 2, 2018	262,197	$8.75	$8.75	$7.01
October 2, 2018	6,084	$8.75	$8.75	$6.75
June 3, 2019	203,250	$9.53	$9.53	$7.64
June 26, 2019	72,000	$9.53	$9.53	$7.59
August 16, 2019	25,000	$10.07	$10.07	$8.23

Valuation of Warrant Liabilities

Outstanding warrants for the purchase of shares of our preferred stock and a number of the warrants for the purchase of shares of our common stock are free-standing financial instruments classified on our balance sheet as liabilities. On issuance, the liability for warrants is initially recorded at fair value, and the liability is subsequently re-measured to fair value at each balance sheet date. Changes in the fair value of warrant liabilities are recognized as a component of other income and expense in our statement of operations and comprehensive income (loss). We will continue to adjust warrant liabilities for changes in fair value until the earlier of the exercise, conversion, reclassification to permanent equity or expiration of the warrants.

The fair value of our warrants is determined with reference to the periodic third-party valuations of the Company and our common stock performed with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, with reference to the AICPA’s Statement on Standards for Valuation Services (SSVS) No. 1, Valuation of a Business, Business Ownership Interest, Security, or Intangible Asset (AICPA, Professional Standards, VS sec. 100), ASC 820 (Fair Value Measurement and Disclosures), and ASC 815 (Derivatives and Hedging). Specifically, the valuation of our warrants involves:

•

Estimating our value as of the issuance and subsequent remeasurement dates by relying on the periodic third-party valuation performed in compliance with IRS section 409A and for the purposes of estimating the fair value of our common stock for purposes of ASC 718 (Compensation—Stock Compensation), or 409A valuation reports.

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For warrants issued prior to the issuance of the underlying securities, or the Pre-Issuance Warrants, we initially estimate the value of the warrant for the purchase of the underlying securities using an Option Pricing Model, or OPM, and allocating our estimated value through the capital structure, or a waterfall analysis.

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For warrants issued concurrent with or after the underlying securities and from the time the underlying securities associated with the pre issuance warrants are issued, or post-issuance warrants, we estimate the value of the warrant for the purchase of the underlying security using scenario analysis first to estimate possible values for the underlying security and subsequently using an OPM model to allocate our estimated value via a waterfall analysis, thereby estimating the value of the post-issuance warrants in each scenario, and ultimately arriving at a probability-weighted-value for the post-issuance warrants.

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On warrant issuance and subsequent remeasurement dates at a time where the probability of an IPO are known or knowable, we adjust the value of the pre-issuance and post-issuance warrants to capture the optionality of this scenario through a Black-Scholes model.

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In the circumstances where we do not have 409A valuation report dated at or near a balance sheet remeasurement date, and provided that no material changes to our business or to our capital structure have taken place, we value the pre-issuance and post-issuance warrants using a linear interpolation of the warrant fair value estimates made at the time of 409A valuation reports before and after the balance sheet remeasurement date.

The following table provides a roll forward of the aggregate fair values of our warrants to purchase convertible preferred stock and common stock for which fair value is determined by Level 3 inputs (in thousands, except number of warrants):

	Warrants for Series B Preferred Stock		Warrants for Series C Preferred Stock		Warrants for Series D Preferred Stock		Warrants for Common Stock		Total Warrant Liability
	Number	Liability Amount	Number	Liability Amount	Number	Liability Amount	Number	Liability Amount
Balance at December 31, 2016	619,314	$318	3,068,263	$1,638	—	—	126,033	$392	$2,348
Issued as inducement for 2018 Notes	—	—	—	—	831,120	509	—	—	509
Issued as compensation to placement agent	—	—	—	—	—	—	18,905	59	59
Adjustment to fair value	—	(52)	—	(252)	—	(98)	—	(68)	(470)

Balance at December 31, 2017	619,314	$266	3,068,263	$1,386	831,120	$411	144,938	$383	$2,446
Exercised	—	—	(69,143)	(47)	(61,113)	(39)	—	—	(86)
Expired	(377,439)	(163)	—	—	—	—	(126,033)	(325)	(488)
Adjustment to fair value	—	(17)	—	423	—	88		12	506

Balance at December 31, 2018	241,875	$86	2,999,120	$1,762	770,007	$460	18,905	$70	$2,378

Issued to lender	—				416,666	245			245
Exercised	—	—	(1,143)	—	—	—	—	—	—
Expired	(241,875)	(86)	—	—	—	—	—	—	(86)
Adjustment to fair value	—	—	—	(460)	—	(168)	—	(14)	(642)

Balance at September 30, 2019 (unaudited)	—	0	2,997,977	$1,302	1,186,673	$537	18,905	$56	$1,895

Leases

Effective January 1, 2019, we adopted Accounting Standards Codification (“ASC”) Topic 842, Leases (“ASC 842”) using the optional transition method. The adoption of ASC 842 represents a change in accounting principle that aims to increase transparency and comparability among organizations by requiring the recognition of right-of-use assets and lease liabilities on the balance sheet for both operating and finance leases. In addition, the standard requires enhanced disclosures that meet the objective of enabling financial statement users to assess the amount, timing, and uncertainty of cash flows arising from leases. The reported results for the nine months ended September 30, 2019 reflect the application of ASC 842 guidance, while the reported results for prior periods were prepared in conjunction with ASC 840, Leases (“ASC 840”).

The recognition of right-of-use assets and lease liabilities related to our operating lease under ASC 842 has had a material impact on the Company’s condensed consolidated financial statements.

As part of the ASC 842 adoption, we utilized certain practical expedients outlined in the guidance. These practical expedients include:

•	Accounting policy election to use the short-term lease exception by asset class;

•	Election of the practical expedient package during transition, which includes:

•	An entity need not reassess whether any expired or existing contracts are or contain leases.

•

An entity need not reassess the classification for any expired or existing leases. As a result, all leases that were classified as operating leases in accordance with ASC 840 are classified as operating leases under ASC 842, and all leases that were classified as capital leases in accordance with ASC 840 are classified as finance leases under ASC 842.

•	An entity need not reassess initial direct costs for any existing leases.

Our lease portfolio as of the adoption date includes a property lease for our headquarters located in Boston, Massachusetts. We determine if an arrangement is a lease at the inception of the contract. The asset component of our operating leases are recorded as operating lease right-of-use assets, and the liability component is recorded as current portion of operating lease liabilities and operating lease liabilities, net of current portion in our balance sheets. As of September 30, 2019, we did not have any finance leases.

Right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at the commencement date. Our existing lease as of the adoption date was valued as of January 1, 2019. We used an incremental borrowing rate based on the information available at the commencement date of our office lease when determining the present value of lease payments, as an implicit rate of return is not provided with the lease contract.

Emerging Growth Company Status

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

Results of Operations

Comparison of Nine Months Ended September 30, 2018 and 2019

The following table summarizes our results of operations for the nine months ended September 30, 2018 and 2019:

	Nine Months Ended September 30,		Increase (Decrease)
	2018	2019
Revenue	$—	$47,500	$47,500

Operating expenses:
Research and development	17,420	29,629	12,209
General and administrative	6,612	10,582	3,970

Total operating expenses	24,032	40,211	16,179

Income (loss) from operations	(24,032)	7,289	31,321

Other income (expense), net:
Interest income	564	651	87
Interest expense	(205)	(1,027)	822
Loss on forgiveness of notes receivable from stockholders	(599)	—	(599)
Loss on extinguishment of long-term debt	(298)	(381)	83
Revaluation of stock warrant liabilities	(763)	727	(1,490)

Total other income (expense), net	(1,301)	(30)	(1,271)

Net income (loss)	$(25,333)	$7,259	$32,592

Revenue

For the nine months ended September 30, 2019 we recognized revenue of $47.5 million related to the collaboration and license agreement with Lilly. No revenue was recognized in the nine months ended September 30, 2018.

Research and Development Expenses

	Nine Months Ended September 30,		Increase (Decrease)
	2018	2019
Direct research and development expenses by program:
CNTX-4975 program	$11,028	$21,784	$10,756
Other pre-clinical and clinical programs	1,708	3,004	1,296
Unallocated and other research and development expenses:
Personnel related (including stock-based compensation)	2,135	3,045	910
Services	2,054	1,565	(489)
Other	495	231	(264)

Total unallocated and other research and development expenses	4,684	4,841	157

Total research and development expenses	$17,420	$29,629	$12,209

Research and development expenses were $17.4 million for the nine months ended September 30, 2018 compared to $29.6 million for the nine months ended September 30, 2019.

In October 2017, we were advised by the FDA that it concurred with our plans to proceed with the Phase 3 program for CNTX-4975 for the treatment of patients with moderate to severe pain due to knee OA, and we are currently in Phase 3 development, which has increased our research and development expense as we advance this product candidate through the Phase 3 clinical trials. Research and development expenses with regard to CNTX-4975 were $11.0 million for the nine months ended September 30, 2018 compared to $21.8 million for the nine months ended September 30, 2019. For the nine months ended September 30, 2018, expenditures on CNTX-4975 were related primarily to regulatory interactions with the FDA and EU regulatory authorities, manufacturing clinical batches of product, preparing for the initiation of our Phase 3 program, and initiating the first pivotal Phase 3 trial. During the nine months ended September 30, 2018, we also initiated activity for the Phase 1 Clinical Trial OA-101 to refine options regarding the cooling techniques used as part of the administration of CNTX-4975. The $10.8 million increase in spending on the program in the nine months ended September 30, 2019, as compared to the nine months ended September 30, 2018, is primarily attributable to having three Phase 3 trials underway. The first pivotal trial was fully enrolled and in the 52-week follow up phase. The second pivotal trial was actively enrolling subjects, achieving full enrollment in May 2019, and in the 52-week follow up phase. The open label safety exposure trial was actively enrolling subjects, achieving full enrollment in August 2019, and in the 8-week follow up phase.

In addition to CNTX-4975, we have three other product candidates in clinical development for the treatment of multiple types of chronic pain, including chronic pain of neuropathic and inflammatory origin. Research and development expenses with regard to these other clinical development programs were $1.7 million for the nine months ended September 30, 2018 and $3.0 for the nine months ended September 30, 2019. The total increase attributable to CNTX-4975 and the four pipeline programs was $12.1 million.

•

CNTX-0290: In the nine months ended September 30, 2018, our expenses for CNTX-0290 were related primarily to finalizing our MAD clinical trial and activity to support filing a clinical trial application in Germany for a proposed Phase 1b trial, with more limited expenses for finalization of pre-clinical toxicology studies. In the nine months ended September 30, 2019, our expenses related to CNTX-0290 were related primarily to support of the clinical trial application for the proposed Phase 1 clinical trial in Germany and continuation of drug substance and drug product stability programs. During this period it was decided to cancel the proposed Phase 1 clinical trial due to the advanced discussions with Lilly to license the CNTX-0290 program. See “Business—License Agreements—Collaboration and License Agreement with Eli Lilly and Company for SSTR4 Agonists”.

•

CNTX-6970: In the nine months ended September 30, 2018, our activities were focused on supporting ongoing stability for manufacturing batches and starting the Phase 1 MAD clinical trial in the second half of the year. In the nine months ended September 30, 2019, our expenses for CNTX-6970 were related primarily to completion of the Phase 1 MAD clinical trial, activity to secure a clinical trial application for the planned Phase 1b trial, and continuation of drug substance and drug product stability programs.

•

CNTX-6016: In the nine months ended September 30, 2018 our expenses related to CNTX-6016 were related primarily to pre-clinical toxicology studies. In the nine months ended September 30, 2019, our expenses for CNTX-6016 were related primarily to the Phase 1 SAD trial that was initiated in December 2018 and continuation of drug substance and drug product stability programs.

Unallocated and other research and development expenses were $4.7 million for the nine months ended September 30, 2018 and $4.8 million for the nine months ended September 30, 2019. We had eight persons employed and engaged in research and development activities as of September 30, 2018 and fourteen employees engaged in research and development activities as of September 30, 2019. We plan to recruit and hire additional staff in support of research and development activities as we further develop and advance our product candidates.

General and Administrative Expenses

General and administrative expenses were $6.6 million for the nine months ended September 30, 2018, compared to $10.6 million for the nine months ended September 30, 2019. The increase of $4.0 million in general and administrative expenses was due to:

•

An increase of $2.2 million in personnel-related costs. As of September 30, 2018, we had six persons employed and engaged in general and administrative activities and as of September 30, 2019, we added a net four additional employees for a total of ten employees engaged in general and administrative activities. We plan to recruit and hire additional staff in support of general and administrative activities as we continue to develop and advance our product candidates.

•

An increase of $1.5 million in services, including commercialization consulting, communications and investor relations, business development, finance and legal fees for the nine months ended September 30, 2019 as compared to the nine months ended September 30, 2018.

•	Other general and administrative expenses increased $0.3 million for the nine months ended September 30, 2019 as compared to the nine months ended September 30, 2018.

Other income (expense), net

	Nine Months Ended September 30,		Increase (Decrease)
	2018	2019
Interest income	$564	$651	$87
Interest expense	(205)	(1,027)	822
Loss on forgiveness of notes receivable from stockholders	(599)	—	(599)
Loss on extinguishment of long-term debt	(298)	(381)	83
Revaluation of stock warrant liabilities	(763)	727	(1,490)

Total other income (expense), net	$(1,301)	$(30)	$(1,271)

We earn interest income on the money market fund investments we make with the proceeds from our preferred stock, convertible notes and debt financings, and business collaboration and license agreement prior to the cash being deployed into operations.

Our interest expense in the nine months ended September 30, 2018 and 2019 includes interest expense and amortization of debt discounts and deferred issuance costs associated with our term loan facilities with Silicon Valley Bank, or SVB, and Solar.

In April 2018, we fully released executive officers from all liabilities and obligations under partial recourse promissory notes, dated October 8, 2013, resulting in a loss of $0.6 million.

In June 2018, we amended our prior loan and security agreement, dated April 22, 2015, entered into with SVB to provide for a facility of $7.7 million. In connection with this amendment, we wrote-off the discount on the pre-amendment debt balance, the unamortized balance of capitalized debt issue costs and the non-cash charge related to the warrants issued to SVB in connection with the entering into such amendment, in the aggregate amounting to a loss on extinguishment of long-term debt of $0.3 million.

In June 2019, we entered into a loan and security agreement for a $40.0 million term loan facility with Solar. Upon funding of the initial loan thereunder, we received net proceeds of $16.7 million after repayment of our SVB term loan facility and the payment of certain other expenses. In connection with the repayment of the

SVB term loan facility, including the accompanying final payment fee and prepayment penalty, we wrote-off the discount on the debt balance, the unamortized balance of capitalized debt issue costs, and recognized an aggregate loss on extinguishment of $0.4 million. See “—Liquidity and Capital Resources” for additional information about our term loan facilities.

On November 12, 2019, we entered into a First Amendment to the Loan and Security Agreement with Solar. Under the First Amendment, the date until which we are able to draw certain additional funds under the facility was extended to March 15, 2020.

The fair value of our warrant liabilities has generally been decreasing with each round of additional preferred stock financing we have entered into through the Series D preferred stock financing in December 2017. In 2018, the fair value of our warrant liabilities began increasing largely due to our assuming an increased probability of an IPO in our scenario analysis. We will continue to adjust warrant liabilities for changes in fair value until the earlier of the exercise, conversion or expiration of the warrants.

Results of Operations

Comparison of the Years Ended December 31, 2017 and 2018

	Year Ended December 31,		Increase (Decrease)
	2017	2018
	(in thousands)
Revenue	$—	$—
Operating expenses:
Research and development	17,622	28,620	10,998
General and administrative	6,433	10,557	4,124

Total operating expenses	24,055	39,177	15,122

Loss from operations	(24,055)	(39,177)	15,122

Other income (expense), net:
Interest income	43	754	711
Interest expense	(983)	(332)	(651)
Loss on conversion of convertible notes payable	(497)	—	(497)
Loss on disposal of property and equipment	(38)	—	(38)
Loss on forgiveness of notes receivable from stockholders	—	(599)	599
Loss on extinguishment of long-term debt	—	(298)	298
Revaluation of stock warrant liabilities	475	68	(407)

Total other income (expense), net	(1,000)	(407)	(593)

Net loss before income tax benefit	$(25,055)	$(39,584)	$14,529
Income tax benefit	441	627	186

Net loss	(24,614)	(38,957)	14,343

Research and Development Expenses

	Year Ended December 31,		Increase (Decrease)
	2017	2018
	(in thousands)
Direct research and development expenses by program:
CNTX-4975 program	$6,525	$18,058	$11,533
Other pre-clinical and clinical programs	4,899	5,651	752
Unallocated and other research and development expenses:
Personnel related (including stock-based compensation)	2,802	3,294	492
Services	3,072	1,271	(1,801)
Other	324	346	22

Total unallocated and other research and development expenses	6,198	4,911	(1,287)

Total research and development expenses	$17,622	$28,620	$10,998

Research and development expenses were $17.6 million for the year ended December 31, 2017, compared to $28.6 million for the year ended December 31, 2018.

Research and development expenses with regard to our most advanced product candidate, CNTX-4975 for the treatment of patients with moderate to severe pain due to knee OA were $6.5 million for the year ended December 31, 2017, compared to $18.1 million for the year ended December 31, 2018. The $11.5 million increase in spending on the CNTX-4975 program in 2018 as compared to 2017 is primarily attributable to the three Phase 3 clinical trials, manufacturing clinical batches, and two supportive Phase 1 trials. In October 2017, we were advised by the FDA that it concurred with our plans to proceed with the Phase 3 program for CNTX-4975 and we began enrolling subjects in the Phase 3 trials in 2018. By the end of 2018, Clinical Trial OA-301 was fully enrolled and Clinical Trial OA-303 was actively enrolling subjects. By the second half of 2019, OA-304 was fully enrolled. In 2018, we also conducted Phase 1 Clinical Trial OA-101 to refine options regarding the procedure pain control technique used as part of the administration of CNTX-4975 and we conducted Phase 1 Clinical Trial OA-102 to assess the pharmacokinetics of CNTX-4975 in comparison to the QUTENZA transdermal capsaicin patch.

In addition to CNTX-4975, we have three other product candidates in clinical development for the treatment of multiple types of chronic pain, including chronic pain of neuropathic and inflammatory origin. Research and development expenses with regard to these other clinical development programs were $4.9 million for the year ended December 31, 2017, compared to $5.7 million for the year ended December 31, 2018, representing an increase of $0.8 million attributable to all four programs.

•

CNTX-0290: In the year ended December 31, 2017, our expenses related to CNTX-0290 were related primarily to our MAD clinical trial and more limited non-clinical toxicology studies. In the year ended December 31, 2018, our expenses for CNTX-0290 were related primarily to the clinical trial application for a proposed Phase 1 clinical trial in Germany.

•

CNTX-6970: In the year ended December 31, 2017, we conducted manufacturing activities to optimize the drug substance process and formulate tablet finished product for Phase 1 clinical trials, initiated the Phase 1 MAD clinical trial, and carried-out chronic non-clinical toxicology studies. In the year ended December 31, 2018, our activities were focused on supporting ongoing stability for manufacturing batches and completing the Phase 1 MAD clinical trial.

•

CNTX-2022: In the year ended December 31, 2017, we conducted activities related to planning a Phase 1 clinical trial in healthy volunteers in Australia and finalized a non-clinical toxicology study. We ultimately decided not to move forward with the trial in Australia due to prioritization of other programs. Activity and costs in the year ended December 31, 2018, on CNTX-2022 related primarily to support of the ongoing drug product stability studies. While the program is ready to advance to a Phase 1 multiple ascending dose, or MAD, trial, no new activity has started with this program.

•

CNTX-6016: In the year ended December 31, 2017, we conducted manufacturing activities to optimize bulk drug substance and formulate finished drug product and non-clinical toxicology studies. In the year ended December 31, 2018, our expenses related to CNTX-6016 were related primarily to non-clinical toxicology studies and initiation of the Phase 1 SAD clinical trial. In addition, during the year ended December 31, 2018, we paid to Boehringer Ingelheim a milestone payment of $1.0 million related to the initiation of the single ascending dose clinical trial in our CNTX-6016 program.

Unallocated and other research and development expenses were $6.2 million for the year ended December 31, 2017, compared to $4.9 million for the year ended December 31, 2018, representing a decrease of $1.3 million principally due to various contracted research and development services. We had six persons employed and engaged in research and development activities throughout 2017. Throughout 2018 we added a net total of three persons for a total of nine persons employed and engaged in research and development activities. We plan to recruit and hire additional staff in support of research and development activities as we develop and advance our product candidates.

General and Administrative Expenses

General and administrative expenses were $6.4 million for the year ended December 31, 2017, compared to $10.6 million for the year ended December 31, 2018. The increase of $4.1 million in general and administrative expenses was due to:

•

An increase of $1.5 million in personnel-related costs. As of December 31, 2017, we had three persons employed and engaged in general and administrative activities and, in the year ended December 31, 2018, we added four additional employees for a total of seven employees engaged in general and administrative activities as of December 31, 2018. We plan to recruit and hire additional staff in support of general and administrative activities as we continue to develop and advance our product candidates.

•

Services, including commercialization consulting, communications and investor relations, business development, finance and legal fees increased $2.2 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017.

•	Other general and administrative expenses in total increased $0.4 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017.

Other Income (Expense), Net

	Year Ended December 31,		Increase (Decrease)
	2017	2018
	(in thousands)
Interest income	$43	$754	$711
Interest expense	(983)	(332)	(651)
Loss on conversion of convertible notes payable	(497)	—	(497)
Loss on disposal of property and equipment	(38)	—	(38)
Loss on forgiveness of notes receivable from stockholders	—	(599)	599
Loss on extinguishment of long-term debt	—	(298)	298
Revaluation of stock warrant liabilities	475	68	(407)

Total other income (expense), net	$(1,000)	$(407)	$(593)

We earn interest income on the money market fund investments we make of the proceeds from our preferred stock, convertible notes and debt financings prior to the cash being deployed into operations.

Our interest expense in the year ended December 31, 2017 primarily relates to the principal amount of $9.2 million of convertible notes payable issued in 2017 ahead of our Series D preferred stock financing closed in December 2017. Interest expense includes the accrual of the stated interest rate of the convertible notes, which was 5.0% on convertible notes payable issued in 2016 and 10.0% on convertible notes payable issued in 2017 together with the amortization of the discount on the convertible notes that arose on allocation of proceeds to our warrant liability for the fair value of warrants issued together with the convertible notes payable and amortization of costs associated with the issuance of the convertible notes payable. Interest expense in the years ended December 31, 2017 and 2018 also includes interest expense and amortization of debt discount associated with our term loan facility.

Our losses on conversion of convertible notes payable into preferred stocks result from the write-off of unamortized discount on the convertible notes together with unamortized issuance costs at the time of conversion of the convertible notes payable into shares of Series C preferred stock, which occurred in 2016, and Series D preferred stock, which occurred in 2017.

In April 2018, we fully released executive officers from all liabilities and obligations under partial recourse promissory notes, dated October 8, 2013, resulting in a loss of $0.6 million.

In June 2018, we amended our loan and security agreement, dated April 22, 2015, entered into with SVB to provide for a facility of $7.7 million. In connection with this amendment, we wrote-off the discount on the pre-amendment debt balance, the unamortized balance of capitalized debt issue costs and the non-cash charge related to the warrants issued to SVB in connection with entering into such amendment, in the aggregate amounting to a loss on extinguishment of long-term debt of $0.3 million. See “—Liquidity and Capital Resources” for additional information about our term loan facilities.

The fair value of our warrant liabilities has generally been decreasing with each round of additional preferred stock financing we have entered into. We will continue to adjust warrant liabilities for changes in fair value until the earlier of the exercise, conversion or expiration of the warrants.

Income Tax Benefit

Our income tax benefit for the year ended December 31, 2017 of $0.4 million reflects the impact of the reduction in the United States corporate income tax rate from 35% (34% as applies to us) to 21% on our deferred tax liability. The deferred tax liability decreased $0.6 million during the year ended December 31, 2018 due to post- 2017 federal net operating losses being subject to 80% limitation with no expiration date.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses. We have not yet commercialized any of our product candidates, which are in various phases of pre-clinical or clinical development, and we do not expect to generate revenue from sales of any product for several years, if at all. We have funded our operations to date with proceeds from the issuance and sales of convertible notes and preferred stock, borrowings under our various term loan facilities and proceeds we have received from payments to us under the Lilly License. Through September 30, 2019, we had received gross proceeds of $163.5 million from the issuance and sale of convertible notes and preferred stock. As of December 31, 2018, we had cash and cash equivalents of $31.5 million and as of September 30, 2019, we had cash and cash equivalents of $69.3 million.

In July 2019, we closed the Lilly License with Lilly, pursuant to which we granted Lilly a worldwide exclusive license to research, develop, manufacture and commercialize products containing CNTX-0290, one of our product candidates currently in Phase 1 development. Pursuant to the Lilly License, Lilly made an upfront payment to us of $47.5 million on July 26, 2019 (which yielded net proceeds of $46.4 million, after the payment of certain expenses).

On June 28, 2019, we entered into a loan and security agreement for a $40.0 million term loan facility with Solar consisting of an initial term A loan of $25.0 million, or the initial loan, which was funded on the closing date, and a term B loan of $15.0 million, or the second draw loan, which may be funded at our option commencing on the date of the closing of this offering and ending upon the earliest to occur of (i) the date that is 30 days after the closing of this offering, (ii) November 30, 2019 and (iii) the occurrence of certain events of default, subject to certain other customary conditions. Upon funding of the initial loan, we received net proceeds of $16.7 million after repayment of our prior term loan facility and the payment of certain other expenses. Interest-only repayments are due monthly following the funding of each term loan and continue until August 1, 2021 or, if we draw the entire second draw loan and achieve certain clinical development milestones, February 1, 2022. Thereafter, equal interest and principal repayments are due monthly until the maturity date of January 1, 2024, when all unpaid principal and interest is due. Interest on each term loan will accrue at a floating per annum rate equal to 7.25% plus the greater of either 2.45% or the 30-day U.S. LIBOR rate as reported on the last business day of the month that immediately precedes the month in which interest accrues. We may also prepay the term loans at our option, subject to the payment of a prepayment fee and a final payment fee. In addition, to the extent we do not prepay the term loans, a final payment fee shall be due at the maturity date. The loan and security agreement includes customary restrictive covenants, events of default and other customary terms and conditions. Our obligations under the term loan facility are secured by a first priority security interest in substantially all of our assets, subject to certain exceptions, including intellectual property assets and, subject to certain exceptions, a pledge of 100% and 65%, respectively, of the issued and outstanding capital stock we hold in our U.S. and foreign subsidiaries.

On June 27, 2018, we entered into a second amendment to the SVB loan and security agreement with respect to our prior term loan facility with SVB, which was originally entered into in April 2015 and was first amended in January 2016. Under this second amendment, SVB agreed to extend an additional term loan, or the 2018 loan, of $7.7 million, the proceeds of which were required to be used to pay down all outstanding borrowings under the facility, including certain premiums, interest and fees. Until the earlier of the repayment-in-full of the 2018 loan or November 1, 2021, we were required to (i) make monthly interest payments in respect of the 2018 loan, (ii) commencing June 1, 2019 (or, subject to certain conditions, December 1, 2019), make principal repayments in respect of the 2018 loan and (iii) make a final payment equal to 5% of the 2018 loan principal amount in addition to any unpaid principal or interest upon the earliest to occur of (x) maturity of the 2018 loan, (y) early prepayment (whether voluntary or mandatory) in full of the 2018 loan, or (z) the termination of the loan and security agreement. In addition, any voluntary or mandatory prepayments of the 2018 loan were subject to payment of a premium of (x) 3% for a prepayment made on or prior to June 27, 2019, (y) 2% for a prepayment made after June 27, 2019 but on or prior to June 27, 2020 and (z) 1% for a prepayment made after June 27, 2020 but prior to the maturity date of the 2018 loan, in each case of the then outstanding principal amount of the 2018 loan as of the date immediately preceding such prepayment. Interest under the 2018 loan accrued at a floating rate per annum equal to the greater of 3.5% or the prime rate minus 1.25%. In addition, our obligations under the term loan facility were secured by a first priority security interest in substantially all of our assets, subject to certain exceptions, including intellectual property assets. On June 27, 2018, we borrowed the full principal amount under the 2018 loan. On June 28, 2019, we prepaid the 2018 loan in full.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2017	2018	2018	2019
	(in thousands)
Cash provided by (used) in operating activities	$(22,349)	$(34,866)	$(24,343)	$6,940
Cash used in investing activities	(28)	(48)	—	(5)
Cash provided by financing activities	66,825	5,741	5,725	31,277

Net increase (decrease) in cash and cash equivalents	$44,448	$(29,173)	$(18,618)	$38,212

Operating activities. During the year ended December 31, 2017, net cash used by operating activities was $22.3 million, primarily resulting from the $24.1 million of operating expenses partially offset by non-cash charges of $1.7 million, and by an increase of cash resulting from a net change in our operating assets and liabilities of $0.2 million. During the year ended December 31, 2018, net cash used by operating activities was $34.9 million, primarily resulting from our operating expenses of $39.2 million partially offset by non-cash charges of $1.8 million, and by an increase of cash resulting from a net change in our operating assets and liabilities of $2.3 million.

During the nine months ended September 30, 2018, net cash used by operating activities was $24.3 million, primarily resulting from our operating expenses of $24.0 million partially offset by non-cash charges of $2.9 million and by a decrease of cash resulting from a net change in our operating assets and liabilities of $1.9 million. During the nine months ended September 30, 2019, net cash provided by operating activities was $6.9 million, primarily resulting from $7.3 million of operating income and non-cash charges of $0.9 million and by a decrease of cash resulting from a net change in our operating assets and liabilities of $1.2 million.

Investing activities. During the year ended December 31, 2017 and 2018 and the nine months ended September 30, 2019, net cash used in investing activities was less than $0.1 million for each period and consisted of our purchases of property, furniture and equipment.

Financing activities. During the year ended December 31, 2017, net cash provided by financing activities was $66.8 million. During the course of the year, we raised, $9.0 million, net, in a series of convertible notes payable financing before we closed our Series D issuance of preferred stock in December 2017, netting a further $59.4 million. In addition, we made payments of $1.6 million on our term loan facility.

During the year ended December 31, 2018, net cash provided by financing activities was $5.7 million. Financing activities principally relate to additional borrowings of $7.7 million under our amended term loan facility with SVB, partially offset by repayments of $2.0 million of principal on our term loan facility with SVB.

During the nine months ended September 30, 2018, net cash provided by financing activities was $5.7 million. Financing activities for the first nine months of the year, principally relate to additional borrowings of $7.7 million on our amended term loan facility with SVB, partially offset by repayments of $2.0 million of principal on the SVB term loan facility.

During the nine months ended September 30, 2019, net cash provided by financing activities was $31.3 million which consists of $15.0 million in proceeds from the issuance of Series D preferred stock in March 2019 as well as $16.3 million net cash received upon the closing of our term loan facility with Solar and concurrent repayment of the principal and fees owed under our term loan facility with SVB.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the pre-clinical activities and clinical trials of our product candidates in development. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

Our expenses will also increase as we:

•	pursue the clinical development of our most advanced product candidates, CNTX-4975;

•	continue the research and development of our other product candidates;

•	seek to identify and develop additional product candidates;

•	seek marketing approvals for any of our product candidates that successfully complete clinical development;

•	develop and expand our sales, marketing and distribution capabilities for our product candidates for which we obtain marketing approval;

•

scale up our manufacturing processes and capabilities to support our ongoing pre-clinical activities and clinical trials of our product candidates and commercialization of any of our product candidates for which we obtain marketing approval;

•	maintain, expand and protect our intellectual property portfolio;

•

expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company; and

•	increase our product liability and clinical trial insurance coverage as we initiate and continue to conduct our clinical trials and commercialization efforts.

As of December 31, 2018, we had cash and cash equivalents of $31.5 million and as of September 30, 2019 our cash and cash equivalents were $69.3 million. We believe that our existing cash and cash equivalents as of September 30, 2019 will be sufficient to enable us to fund our operating expenses and capital expenditure requirements into the third quarter of 2020. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements into             . We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Our management has concluded, and in its report on our financial statements for the year ended December 31, 2018, our independent registered public accounting firm included an explanatory paragraph stating, that our recurring losses from operations and negative cash flows since inception and our need to raise additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. See “Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—Our recurring losses from operations could continue to raise substantial doubt regarding our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.”

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical drugs, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on many factors, including:

•	the number and characteristics of the product candidates we pursue;

•	the scope, progress, results and costs of researching and developing our product candidates, and conducting pre-clinical studies and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for our product candidates;

•	the timing of, and costs involved in, manufacturing our drug candidates and any drugs we successfully commercialize;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;

•	delays that may be caused by changing regulatory requirements;

•	cost and timing of hiring new employees to support our continued growth;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

•	the timing, receipt and amount of sales of, or milestone payments related to or royalties on, our current or future product candidates, if any.

Until such time, if ever, as we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaboration agreements, other third-party funding, strategic alliances, licensing arrangements or marketing and distribution arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through other third-party funding, collaborations agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of September 30, 2019 (unaudited) and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
As of September 30, 2019	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(in thousands)
Operating lease commitments(1)	$2,889	$149	$1,838	$902	—
Loan payable(2)	25,000	—	21,667	3,333	—

Total	$27,889	$149	$23,505	$4,235	—

(1)	Amounts in the table reflect payments due for our lease of office space in Boston, Massachusetts under an operating lease agreement that, as amended, expires in 2024.

(2)

Amounts in the table reflect the contractually required principal and interest payments payable and end of term charge pursuant to our term loan facility with Solar of $25.0 million outstanding as of September 30, 2019 and does not give effect to any subsequent repayments or borrowings thereunder.

The contractual obligations table does not include any potential contingent payments upon the achievement by us of specified clinical, regulatory and commercial events, as applicable, or patent prosecution or royalty payments we may be required to make under license agreements we have entered into with various universities or partners pursuant to which we have in-licensed certain intellectual property, including the BI Agreement. We have excluded these potential payments in the contractual obligations table because the timing and likelihood of these contingent payments are not known. See “Business—License Agreements” for additional information about these license agreements, including with respect to potential payments thereunder.

The contractual obligations table does not include any potential payments under the supply agreement we have entered into with a contract manufacturing organization, or CMO, with respect to the commercial manufacture of CNTX-4975 and our other product candidates. We have excluded these potential payments in the contractual obligations table because the timing and likelihood of these potential payments are not known.

We enter into contracts in the normal course of business with CROs for clinical trials, pre-clinical research studies and testing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued and Adopted Accounting Pronouncements

We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 2 to our financial statements appearing at the end of this prospectus, such standards are not expected to have a material impact on our financial statements or do not otherwise apply to our operations.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risk related to changes in interest rates. As of September 30, 2019, our cash, cash equivalents consisted of cash and money market funds. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the instruments in our portfolio, an immediate 10% change in market interest rates would not have a material impact on the fair market value of our investment portfolio or on our financial position or results of operations.

As of September 30, 2019, we had $25.0 million of borrowings outstanding under our amended term loan facility. The term loan facility bears interest at a floating per annum rate equal to 7.25% plus the greater of either 2.45% or the 30-day U.S. LIBOR rate as reported on the last business day of the month that immediately precedes the month in which interest accrues. Based on the $25.0 million of principal outstanding as of September 30, 2019, an immediate 10% change in the prime rate would not have a material impact on our debt-related obligations, financial position or results of operations.

BUSINESS

Overview

We are a late clinical-stage biopharmaceutical company focused on becoming the leader in identifying, developing and commercializing novel, non-opioid and non-addictive therapies to address the large unmet medical need for the treatment of chronic pain.

Pain is a protective reaction that alerts the body to the presence of actual or potential tissue damage so that necessary corrective responses can be mounted. The National Institutes of Health, or NIH, defines chronic pain as pain that persists beyond the normal healing time of an injury or that recurs or persists longer than three to six months. As of 2011, over 40 million adults in the United States and over 1 billion people worldwide suffer from chronic pain each year. This epidemic exacts a tremendous cost in terms of direct treatment and rehabilitation expenditures, lost worker productivity, prevalent addiction to opioid-based drugs, and emotional and financial burden for patients and their families. The World Health Organization, or WHO, and the European Commission estimate the worldwide prevalence of osteoarthritis, or OA, alone will impact 130 million people by 2050, of whom 40 million will be severely disabled by the disease. According to an Institute of Medicine of the National Academies report, pain is a significant public health problem in the United States that costs society between $560 and $635 billion annually. Despite the magnitude of the pain problem, innovation in the development of therapeutic solutions has been largely absent. Since 2010, there have been 19 approvals by the U.S. Food and Drug Administration, or FDA, for the treatment of pain, of which 11 were opioid variants, one was an extended release generic corticosteroid, five were variants of aspirin, and two were variants of other existing drugs. We are developing a portfolio of novel product candidates designed to overcome the limitations of current treatment options for chronic pain and present patients and physicians with better and safer treatment alternatives.

Our most advanced product candidate, CNTX-4975, is designed to selectively and locally target and disrupt the signaling of pain-sensing nerve fibers. CNTX-4975 is in pivotal Phase 3 development for the treatment of moderate to severe pain due to knee OA. CNTX-4975 was granted Fast Track Designation for this indication by the FDA in January 2018.

We have completed the clinical phase, by which we mean the last subject visit has been completed, for VICTORY-1, the first of our two pivotal Phase 3 trials for CNTX-4975, and we expect to report topline results in the first quarter of 2020. VICTORY-1 is a randomized, double-blinded, placebo-controlled trial in 332 subjects with moderate to severe pain due to knee OA. In addition, we completed enrollment of subjects for our second pivotal Phase 3 trial for CNTX-4975, VICTORY-2, in May 2019, and for our open label safety trial, VICTORY-3, in August 2019. In a preliminary assessment, topline results from VICTORY-3, where 856 subjects were randomized and 1,275 knees were injected, were generally consistent with the results observed in TRIUMPH, our Phase 2 trial for CNTX-4975 described below, as measured at week 8 for VICTORY-3 and at week 12 for TRIUMPH. We expect to report topline results for VICTORY-2 in the third quarter of 2020. If the results of these trials are positive, we plan to submit a new drug application, or NDA, in the United States in the second half of 2021, and a marketing authorization application, or MAA, in Europe at a future date thereafter. We hold worldwide commercialization rights to CNTX-4975, and, if successfully developed and approved, we anticipate initial commercial sales in 2022. Issued patents and pending patent applications are expected to provide protection for CNTX-4975 through 2038.

In TRIUMPH, a randomized, double-blinded, placebo-controlled Phase 2 clinical trial for CNTX-4975 in 175 subjects with moderate to severe pain due to knee OA, we observed that, compared to placebo, subjects receiving a single intra-articular, or IA, injection of 1.0 mg of CNTX-4975 experienced:

•

statistically significant and clinically meaningful reduction in pain with walking on a flat surface, corresponding to question A1 of the Western Ontario and McMaster Universities Arthritis Index, or WOMAC index;

•	onset of pain relief observed by second day;

•	durable pain relief, lasting six months after a single treatment;

•	improvement in knee stiffness;

•	improvement in knee function; and

•	an observed adverse event, or AE, profile similar to the placebo group based on the overall incidence of AEs and distribution of specific AEs.

In addition to CNTX-4975, we have three other product candidates in clinical development for the treatment of multiple types of pain. In July 2019, we closed a collaboration and license agreement, or the Lilly License, with Eli Lilly and Company, or Lilly, pursuant to which we granted Lilly a worldwide exclusive license to research, develop, manufacture and commercialize products containing CNTX-0290, one of our product candidates currently in Phase 1 development. We believe that we have one of the industry’s largest pipelines of novel, non-opioid and non-addictive, clinical-stage product candidates for the treatment of chronic pain.

The pharmaceutical industry is highly competitive and we, along with our competitors, face a number of regulatory and technical challenges. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete pre-clinical and clinical development to demonstrate the safety and efficacy of our product candidates. However, we believe that several factors have positioned us to be a leader in the treatment of chronic pain, including our:

•

Unique Approach to the Treatment of Chronic Pain—Chronic pain is a highly complex and often misunderstood medical condition. We have a deep understanding of the pathophysiology of chronic pain. We believe we can leverage our knowledge of pain biology to develop targeted treatments that are specific to both the type and source of pain.

•

Extensive Clinical Data—We have generated Phase 2 clinical data for our most advanced product candidate, CNTX-4975, that showed onset of response by the second day after administration, a significant reduction from baseline knee OA pain and a clinically meaningful difference compared to the placebo group in subjects with moderate to severe knee OA pain, and the potential for six months of significant pain reduction with a single IA injection. Additionally, in clinical trials to date, we have observed the adverse event profile of CNTX-4975 to be comparable to placebo and trials have shown limited systemic exposure of CNTX-4975 after an IA injection.

•

Significant Management Team Expertise—We have assembled a senior management team with over 135 years of collective experience in leadership positions at companies such as Abbott, Celgene, Merck, Pfizer and Roche, with substantial product development experience and a successful track record of navigating complex drug development and regulatory pathways. Our clinical team has led or contributed to the development of 20 products, including Rituxan for rheumatoid arthritis, Otezla and Actemra, all three of which have achieved multi-billion dollars in annual sales. Our Chief Commercial Officer has launched 25 products.

Since our inception in 2013, we have raised approximately $163.5 million in private financings. Our key investors include New Enterprise Associates, InterWest Partners, Quan Capital Management, Arrowmark Partners, Clough Capital Partners, 6 Dimensions Capital, and Lilly Asia Ventures. Additionally, in July 2019, we closed the Lilly License, pursuant to which we granted Lilly a worldwide exclusive license to research, develop, manufacture and commercialize products containing CNTX-0290. Under the terms of the Lilly License, Lilly made an upfront payment to us of $47.5 million on July 26, 2019 (which yielded net proceeds of $46.4 million, after the payment of certain expenses) and agreed to pay up to an additional $575.0 million, subject to the achievement of certain development and regulatory milestones. Additionally, if CNTX-0290 is successfully commercialized, we will be eligible to receive up to $375.0 million in potential sales milestones, if achieved, plus tiered royalties of percentages ranging from high-single digits to mid-teens based on sales.

Our Product Candidates

Our product candidates are designed to treat pain conditions of multiple etiologies associated with a wide variety of common disease states. The following table summarizes our current product candidate pipeline:

Our Strategy

Our mission is to develop and commercialize novel, non-opioid and non-addictive therapies to safely and effectively address the significant unmet medical need of chronic pain. The principal elements of our strategy to achieve this mission are the following:

•

Create novel, non-opioid and non-addictive therapies by leveraging our understanding of pain biology to address the large and growing problem of chronic pain. While innovation in medical sciences has led to exciting new treatment options in many disease areas, chronic pain has seen limited innovation in recent years. We have a deep understanding of the pathophysiology of chronic pain. We intend to leverage this understanding to bring innovation in the chronic pain treatment paradigm through targeted drug development. Our senior management team has over 135 years of collective experience in leadership positions at companies with substantial product development experience, and understands the complexity of designing and executing clinical trials for and developing pain therapies.

•

Advance the development of our lead product candidate, CNTX-4975, designed for the treatment of patients with moderate to severe chronic pain associated with knee OA. There are limited therapeutic options available for patients with moderate to severe knee OA and we believe that CNTX-4975 has the potential to transform the standard of care to a once every-six-months IA injection to substantially improve moderate to severe knee OA pain. In January 2018, the FDA granted Fast Track Designation for CNTX-4975 for the treatment of moderate to severe pain associated with knee OA. We have completed the clinical phase of VICTORY-1, the first of our two pivotal Phase 3 trials for CNTX-4975, and expect to report topline results in the first quarter of 2020. VICTORY-1 is a randomized, double-blinded, placebo-controlled trial in 332 subjects with moderate to severe pain due to knee OA. In addition, we completed enrollment for our second pivotal Phase 3 trial for CNTX-4975, VICTORY-2, in May 2019, and for our open label safety trial, VICTORY-3, in August 2019. In a preliminary assessment, topline results from VICTORY-3 were generally consistent with the results observed in TRIUMPH, our Phase 2 trial, as measured at week 8 for VICTORY-3 and at week 12 for TRIUMPH. We expect to report topline results for VICTORY-2 in the third quarter of 2020. If the results of our ongoing and future clinical trials are positive, we plan to submit an NDA in the United States in the second half of 2021. If successfully developed and approved, we anticipate initial commercial sales in 2022.

•

Leverage clinical activity of CNTX-4975 to expand into new indications, including pain associated with the arthritis of other joints. We believe that CNTX-4975 may have analgesic utility in additional joints, including small sized joints such as the carpometacarpal joint, or base of the thumb, medium sized joints such as the ankle, and other large joints such as the hip or shoulder. If we are successful in obtaining safety and efficacy data that support the use of CNTX-4975 in both a small and a medium sized joint, in addition to the large joint of the knee, we believe the indication for use of CNTX-4975, if approved, could potentially be broadened to the treatment of moderate to severe pain associated with OA, with no limitation as to which joint is involved. In addition, there are other types of joint disorders associated with chronic pain, such as rheumatoid and psoriatic arthritis, post-traumatic joint injury and temporomandibular joint disorders, where we believe CNTX-4975 may have potential for use as an analgesic.

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Advance our other product candidates through clinical development and pursue development of additional product candidates. Our objective is to build a well-balanced, multi-asset portfolio targeting the large population of patients with chronic pain. To achieve this, in addition to CNTX-4975, we intend to pursue development, either alone or in collaboration with others, of our other product candidates, CNTX-0290, CNTX-6016 and CNTX-6970, as applicable, in indications where we believe they could have meaningful impact and address the large unmet medical need. In addition, we may choose to selectively in-license or acquire complementary product candidates by leveraging the insights, network and experience of our management team.

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Maximize the commercial potential of all our product candidates. We currently intend to retain all commercial rights to CNTX-4975 in the United States and selectively partner outside of the United States. Because injectable IA therapies for chronic joint pain in the United States are administered by a relatively small number of specialists, particularly pain management physicians, sports medicine specialists, orthopedists and rheumatologists, we believe that we can effectively commercialize CNTX-4975 in the United States to each of these specialist groups with our own targeted sales and marketing organization and, thereby, retain greater commercial value versus a partnership. As we continue to build and develop our product portfolio, we may opportunistically pursue strategic partnerships that maximize the value of our pipeline while seeking to maintain commercialization rights in the United States for select specialists that treat chronic pain conditions. For example, in July 2019, we closed the Lilly License with Lilly with respect to the development of CNTX-0290.

•

Leverage our management team background and expertise. We have assembled a management team with extensive experience in product development. Our Chief Medical Officer is a rheumatologist with 29 years of drug development experience, our Chief Scientific Officer is a neurosurgeon who also led a pain research laboratory, and our Chief Development Operations Officer has 23 years of development experience, including participation in the development of four approved pain therapies, and our Chief Commercial Officer has 20 years of commercial experience that includes the launch of 25 products. Their experience with both patients and drug development provides them with deep insight into chronic pain as well as the changing treatment landscape. We believe this experience enables us to better understand unmet medical needs in chronic pain and design and execute efficient clinical trial programs and regulatory strategies.

Chronic Pain

The NIH defines chronic pain as pain that persists either beyond the normal healing time of an injury or longer than three months. Chronic pain represents a significant public health crisis. In the United States, chronic pain affects approximately 40 million adults annually, which is greater than the annual prevalence of each of heart disease, cancer and diabetes. It is also estimated that pain leads to between $560 and $635 billion in healthcare and lost productivity costs each year. Chronic pain is the leading cause of long-term disability in the

United States, and approximately 23 million adults in the United States experience severe pain over a three-month period. Globally the prevalence of chronic pain is even larger, with over 1 billion people worldwide affected each year. Common types of chronic pain include those of neuropathic and inflammatory origin and may involve the skin, muscles, joints, bones, tendons, ligaments, and other soft tissues. Chronic pain is associated with a variety of clinical conditions including, but not limited to, arthritis, spinal conditions, cancer, fibromyalgia, diabetes, surgical recovery, visceral injury and general trauma.

Pain is a necessary protective reaction that alerts the body to the presence of actual or potential tissue damage so that necessary corrective responses can be mounted. Pain is signaled by specialized cells in the peripheral nervous system called nociceptors, or pain-sensing fibers. These pain-sensing fibers normally transmit information about stimuli that approach or exceed harmful intensity from different locations in the body to the brain, which registers this information as a sensation of pain. In the case of tissue injury due to trauma or infection, pain accompanies the associated inflammation, persists for the duration of the inflammatory response, and aids healing by inhibiting use of the affected body part.

Pain also can modify the central nervous system such that the brain becomes sensitized and registers more pain with less provocation. This is called central sensitization. When central sensitization occurs, the nervous system goes through a process called wind-up and gets regulated in a persistent state of high reactivity. This persistent, or up-regulated, state of reactivity lowers the threshold for what triggers the sensation of pain and can result in the sensation of pain even after the initial injury might have healed.

When there is dysfunction in pain signaling, injury to the nervous system, or an unhealed injury, pain becomes no longer just a symptom, but a disease in itself.

Current Therapeutic Approaches to Treating Chronic Pain and Their Limitations

NSAIDs

Some of the most widely used therapies to treat chronic inflammatory pain are non-steroidal anti-inflammatory drugs, or NSAIDs. NSAIDs can have significant side effects that include gastrointestinal bleeding, gastritis, high blood pressure, fluid retention, kidney problems, heart problems and rashes. On April 7, 2005, the FDA announced a decision to require boxed warnings of potential cardiovascular risk for all NSAIDs.

Corticosteroids

Corticosteroids, or steroids, also possess anti-inflammatory properties and are commonly used in the practice of pain management, either systemically or locally, depending on the condition. Steroids work by decreasing inflammation and reducing the activity of the immune system. While steroids are commonly used, they may have numerous and serious side effects. These side effects may include allergic or hypersensitivity reactions, increased risk for infection, adrenal insufficiency, diabetes or decreased glucose tolerance, hypertension, loss of bone density, and loss of joint cartilage volume. In addition, steroids should not be administered when there is an infection present because steroids can inhibit the body’s natural infection-fighting immune response. Also, if a joint is already damaged or is subject to chronic deterioration, IA steroid injections are not likely to provide any long-term restorative benefit. For the above reasons, IA steroid injections are generally recommended to be administered no more often than every six weeks and not more than three to four times per year.

Opioids

Opioids are some of the most widely prescribed therapeutics for chronic and acute pain, and sales of these drugs have quadrupled between 1999 and 2010. According to a National Survey on Drug Use and Health report, in 2016 more than one third of adult Americans were prescribed opioids and 230 million opioid prescriptions were written that year in the United States. Opioids act by binding to specific receptors located on neurons in both the central and peripheral nervous system throughout the body, including in the brain, spinal cord and other nervous tissue. Although they can be effective in providing pain relief, the increased medical use of opioids has been accompanied by an increase in the abuse and misuse of prescription opioids. In addition, for most patients, chronic opioid use is a poor option due to an intolerance to the many side effects, including nausea, vomiting, drowsiness and constipation, and the propensity for opioids to become less effective with long-term use. According to the Centers for Disease Control and Prevention, or CDC, almost two million individuals abused or were dependent on prescription opioids in 2014. CDC figures show that the number of opioid-related overdose deaths has quadrupled between 1999 and 2010, and currently approximately 40% of opioid overdose deaths in the United States involve a prescription opioid. This increase in prescription opioid-related deaths in the United States prompted President Trump to declare the opioid crisis a national Public Health Emergency in October 2017. Opioid abuse has become an epidemic in the United States, ranking as the nation’s second most prevalent illegal drug problem. These major issues create the need to find new approaches to treating chronic pain.

Our Approach to Treating Chronic Pain

The unmet medical need for treating chronic pain reflects the historic failure to develop novel classes of analgesics with comparable or greater efficacy, an acceptable level of adverse effects, and a lower abuse liability than those currently available. Some of the reasons for this include the heterogeneity of chronic pain and its related conditions, and the complexity and diversity of the underlying pathophysiological mechanisms for pain. However, recent advances in the understanding of the neurobiology of pain are beginning to offer opportunities to identify new drug targets and develop new therapeutic strategies.

We have taken an innovative and targeted approach to identifying treatments for chronic pain that leverages our understanding of the pathophysiology of pain. Pain is variable—for example, it can be inflammatory or neuropathic in nature, and it may be localized to a specific area of the body or it may be generalized throughout. We believe that the most effective way to treat chronic pain is through therapies that specifically target the origin of the pain signal. We strive to maximize each of our product candidate’s potential based on its unique mechanism of action related to the origin of the pain signal.

Chronic Pain Caused by Osteoarthritis

OA is the most common joint disease in the United States. According to the CDC, OA currently affects more than 30 million Americans. OA is the highest cause of work loss in the United States.

OA occurs when cartilage, the tissue that envelops the structural bones within a joint, gradually deteriorates. Cartilage has a smooth, slippery exterior that allows bones to glide over each other with little friction as the joint flexes and extends. In individuals with OA, the cartilage breaks down, thus causing pain, swelling and problems moving the joint. OA also results in bony changes of the joints, such as bone spurs, deterioration of tendons and ligaments, and various degrees of joint inflammation, known as synovitis. OA is a chronic and progressive disease. OA can affect any joint, but it occurs most often in knees, hips, lower back and neck, small joints of the fingers and the bases of the thumb and big toe. There is no cure for OA and no approved therapy for reversing cartilage degradation. As a result, current treatments are intended to address symptoms, including pain, and improve function.

Osteoarthritis of the Knee

The primary symptoms of OA are pain, joint stiffness and a lack of patient mobility. As knee OA progresses, the joint lining becomes inflamed and the structure of the knee changes. Cartilage erodes exposing bone and nerve fibers. Patients experience inflammatory pain and discomfort moving the joint. The pain is often severe, and can be debilitating, lead to depression, increase the risk for obesity, diabetes, hypertension and cardiovascular disease, and prevent people from continuing employment or carrying out daily activities.

Knee OA is the most common form of OA. It is currently estimated that approximately 18 million people in the United States have been diagnosed with knee OA, and that number is expected to grow to in excess of 30 million by 2030. Of these patients, over 75% suffer from moderate to severe disease. Each year there are approximately 581,000 patients who are newly diagnosed with knee OA, and we expect this number to rise with the aging of the U.S. population and the increase in the prevalence of obesity. The lifetime risk of developing knee OA is 45%. While the prevalence of knee OA increases with each decade of life, with the annual incidence of knee OA being highest between age 55 and 64 years old, it is estimated that approximately two million people under the age of 45 have knee OA. Further, more than half of all people with knee OA are younger than age 65 and will likely live for three decades or more after diagnosis.

Finally, among patients with knee OA, approximately 60% have unilateral knee OA and 40% have bilateral knee OA. Of those patients with unilateral knee OA, a substantial portion of those patients will go on to develop bilateral knee OA. A 12-year prospective study of patients suffering from chronic knee OA pain demonstrated that 70% of the patients had radiographic evidence of bilateral knee OA at year 12, compared to only 26% at baseline. The development of bilateral knee OA could result in increased pain and further functional decline over time.

Current Treatments for Osteoarthritis of the Knee

Since there is no cure for knee OA, the primary goals of current treatments are to control symptomatic pain, to continue exercise that maintains muscle mass that supports the knee, to avoid the inactivity which causes muscle loss, and associated comorbidities, including obesity, hypertension, depression and diabetes, and to delay progression to total knee replacement, or TKR. OA is a progressive condition, and over time, the pain often becomes too much for the patient to manage and can no longer be controlled through medication and physical therapy. When the patient can no longer tolerate the pain and disability, a surgical procedure called arthroplasty can be performed which replaces the natural joint with an artificial joint. On average a patient will spend 19 years attempting to manage chronic pain from knee OA before resorting to surgery. It is estimated that 54% of knee OA patients will eventually undergo TKR. As a greater number of younger patients develop knee OA, joint replacement becomes more problematic, given the expected need for one or more surgical revisions of the joint replacement over the course of these patients’ lifetimes. As a result, there is a large and growing need for safe and effective analgesic treatments that can be used for the long-term management of pain associated with knee OA.

Osteoarthritis pain is a patient-reported measure and is generally referenced to their average daily pain, pain while walking, WOMAC index, or the WOMAC pain subscale, with a high degree of correlation across measurement instruments. Scales for scoring pain have been validated and include a 5-point adjectival scale, a 0-100 mm visual analog scale, or VAS, and an 11-point numeric pain rating scale, or NPRS. The results of clinical trials for NSAIDs, immediate release and sustained release corticosteroids and HA presented below were evaluated on 11-point NPRS, 0-100 mm visual analog scale or 5-point adjectival scale. The results of clinical trials that were evaluated on a scale other than 11-point NPRS were standardized to an 11-point NPRS, whereby each score was divided by the applicable scale maximum and then multiplied by 10, the maximum score possible on the 11-point NPRS. Response to treatment may be reported as the actual pain score, the change from baseline pain, the change from baseline pain compared to placebo, or the standardized effect size, which is the difference in effect between active and placebo divided by the pooled standard deviation. An advantage of the standardized effect size is that it accounts for variation across scoring scales and individual studies

The choice of treatment in knee OA is guided primarily by the level of pain severity, which may be defined as mild, moderate, or severe. Moderate pain in patients is graded 4-6 on an 11-point NPRS. Patients suffering from severe knee OA have pain scores in the range of 7-10. Patients with moderate disease typically have observable cartilage erosion that manifests as a narrowing of the space between the bones of the knee joint on X-ray imaging. These patients are likely to experience frequent pain, joint stiffness and swelling and decreased function. Patients who progress to severe OA exhibit a dramatically reduced joint space on radiographic or magnetic resonance imaging and have severe joint stiffness that can progress to immobility.

Over time, patients with knee OA tend to become inactive due to pain and joint stiffness and reduced function. In turn, this leads to weight gain that can exacerbate the OA by increasing the weight load on the joint and lack of mobility that can cause deterioration of the muscles supporting the joint. Therefore, part of the treatment regimen for knee OA is to keep the patient active to counter these effects.

Figure 1 below represents the current treatment paradigm for a patient diagnosed with knee OA.

Figure 1. Current Knee OA Treatment Paradigm

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Treatments for Mild Knee OA Pain. In early disease, treatment begins with over the counter medications and non-pharmacologic therapy, including exercise, weight control and physical therapy. As the disease progresses and pain becomes more symptomatic, physicians prescribe stronger pharmacologic therapy, beginning with acetaminophen and progressing to oral or topical NSAIDs (typically administered daily) or certain classes of antidepressants and anticonvulsants believed to have analgesic properties.

Although NSAIDs are non-narcotic, they have limited analgesic efficacy. Trials with common NSAIDs have reported a reduction from baseline pain of 1.0 to 2.7 on an 11-point NPRS, a change from baseline pain compared to placebo of 0.09 to 0.51, and a standardized effect size of 0.07 to 0.52. Use of NSAIDs can lead to gastric complications, ulcers, bleeding, cardiovascular events, such as heart attack, kidney damage and failure, increased risk for hospitalization, and death. Further, antidepressants and anticonvulsants may have a role in worsening depression and the emergence of suicidality in certain patients.

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Treatments for Moderate Knee OA Pain. When NSAIDs prove inadequate to manage pain and improve joint mobility, physicians generally transition patients to IA injections. According to IQVIA, each year over five million knee OA patients in the United States receive an IA injection treatment. Often, a patient will first receive an IA injection of a corticosteroid, or steroids. Steroids work by decreasing inflammation which can, in turn, reduce pain. Steroids generally have a short duration of effect and have to be administered frequently (typically once every one to four weeks) to provide sustained pain relief. Even when sustained release technology is applied to steroids, clinical trial results demonstrate that pain relief only lasts up to three months. Trials with immediate release and sustained release corticosteroids have reported similar reductions from baseline pain of 2.9 to 3.12 on an 11-point NPRS, a change from baseline pain compared to placebo of 0.7 to 0.98, and a standardized effect size of 0.09 to 0.61. A patient receiving a sustained release steroid still may need to return for injection up to four times per year in order to achieve a year of pain relief. However, IA steroids generally are used for short term symptom relief. Further, persistent exposure of joint tissues to steroids has been associated with detrimental effects. A recent clinical trial in patients with knee OA showed that subjects receiving two years of IA steroid had significantly greater cartilage volume loss and no significant difference in knee OA pain, as compared to those subjects who received IA saline. In the United States, the cost to the patient per course of ZILRETTA®, a sustained release corticosteroid, is approximately $680 for a single injection over a three-month treatment period, which if annualized, would be a $2,700 annual treatment cost.

Another IA therapy frequently used in patients with knee OA is injection of a viscoelastic substance called hyaluronic acid, or HA. HA’s viscosity acts as a lubricant in the joint and may confer limited analgesia by reducing friction in the knee joint. Depending on the product, HA is administered as a series of multiple injections that may be repeated for a total of up to five injections within six months, or as a single injection intended to provide relief for up to six months. Trials with HA have reported reduction from baseline pain of 2.18 to 2.94 on an 11-point NPRS, a change from baseline pain compared to placebo of less than 0.5 to 0.75, and a standardized effect size of 0.02 to 0.63. In 2013, the American Academy of Orthopedic Surgeons, or AAOS, revised its 2009 clinical practice guideline on the use of HA in patients with knee OA. Based on a meta-analysis of 14 clinical trials assessing HA injections for knee OA, AAOS concluded that HA did not meet the minimum clinically important improvement thresholds. Despite this, worldwide sales of HA in 2016 were approximately $1 billion, with a cost to the patient per course of treatment in the United States ranging from $600 to $1,600. By 2020, the U.S. market for HA is projected to reach over $1.2 billion in revenues.

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Treatments for Severe Knee OA Pain. When patients progress to a state of severe OA, they have often exhausted therapeutic options, including oral therapies, IA injections, articular cartilage grafts, and experimental procedures such as stem cell therapy and platelet rich plasma injections. In a 2014 paper that reviewed Medicare Current Beneficiary Survey Cost and Use files, up to 40% of patients with knee OA received an opioid (which can be administered daily) as part of their treatment. When the pain becomes unbearable and can no longer be controlled therapeutically, many patients elect to undergo TKR. In 2012, there were more than 960,000 TKR surgeries in the United States and this figure is projected to grow to more than 1.3 million by 2030. TKR is invasive, costly and short-term recovery requires 12 weeks of physical therapy, while long-term recovery can take up to six months. On average an artificial knee joint will last 10 to 15 years before a revision, or replacement of the original artificial joint, will be required. Reasons for revision surgery include mechanical loosening, infection, fracture, instability, wear and breakage of the implant. Consequently, young patients who receive a TKR will likely need a second surgery later in life, which will carry a higher risk of complications. Certain patients are ineligible for a TKR based on their weight or general medical or physical condition. The cost for a TKR varies widely, ranging from approximately $15,000 to over $50,000. Consequently, deferring surgery for as long as possible is a key goal of patients and payors.

As a result of these issues, the current pharmacologic regimens of treatment generally do not provide long term, safe relief from chronic pain associated with knee OA. We have not conducted, nor do we believe we are required to conduct, any head-to-head trials comparing CNTX-4975 to other approved or experimental OA pain management drugs, including trials with NSAIDs, steroids or HA. Any such head-to-head trial, if conducted, may show that CNTX-4975 is not more effective than any of such other drugs.

We believe that there is a significant unmet need for a novel therapy that can provide long term, durable analgesic effect in a safe manner to the following patient populations:

•	patients with moderate to severe knee OA pain;

•	patients who have found available treatments to be inadequate because of safety issues associated with chronic use and progressive lack of durable analgesic effect; and

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patients who have tried and failed non-surgical options, including IA injections, but either do not qualify for surgery due to age, complicating comorbidity or weight, or choose not to proceed with surgery.

We believe CNTX-4975 has the potential to better address these unmet needs.

CNTX-4975 for the Treatment of Moderate to Severe Chronic Pain Associated with Knee OA

CNTX-4975—Background

We are developing CNTX-4975 as a synthetic, ultra-pure IA injection of trans-capsaicin for the treatment of moderate to severe pain associated with knee OA. CNTX-4975 is an injectable product candidate that is designed to be administered directly into the joint where the pain stimulus originates. In January 2018, the FDA granted Fast Track Designation for CNTX-4975 for the treatment of moderate to severe pain associated with knee OA. We have completed the clinical phase of VICTORY-1, the first of our two pivotal Phase 3 trials for CNTX-4975, and expect to report topline results in the first quarter of 2020. VICTORY-1 is a randomized, double-blinded, placebo-controlled trial in 332 subjects with moderate to severe pain due to knee OA. In addition, we completed enrollment for our second pivotal Phase 3 trial for CNTX-4975, VICTORY-2, in May 2019, and for our open label safety trial, VICTORY-3, in August 2019. In a preliminary assessment, topline results from VICTORY-3 were generally consistent with the results observed in TRIUMPH, our Phase 2 trial for CNTX-4975, as measured at week 8 for VICTORY-3 and at week 12 for TRIUMPH. VICTORY-3 also assessed variations on the administration procedure, which included pre-administration joint cooling as short as 35 minutes and use of a single needle for the injections of lidocaine and CNTX-4975. We expect to report topline results for VICTORY-2 in the third quarter of 2020. In TRIUMPH, a Phase 2 randomized, double-blinded, placebo-controlled clinical trial in 175 subjects with moderate to severe pain due to knee OA, we observed that compared to placebo, a single IA injection of 1.0 mg of CNTX-4975 demonstrated statistically significant (p<0.0001 through the week 12 primary endpoint), onset of activity by second day and significant at week 1 (p=0.0237) and durable (p=0.0002 through week 24) reduction in pain, as measured by the change from baseline pain while walking on a flat surface from question A1 of the WOMAC index, and showed an AE profile similar to the placebo group.

Nociceptors are specialized nerve fibers that sense pain and itch as a result of injury or inflammation in tissues. In the case of knee OA, eroded cartilage exposes nociceptors in the exposed subchondral bone. In addition, in an arthritic knee joint, nociceptors are activated in the adjacent inflamed soft tissue of the joint capsule, meniscus and other structures. As the knee joint deteriorates with OA, there is potential for greater nociceptor activation, and therefore greater pain. The activation of the transient receptor potential vanilloid subtype 1, or TRPV1, a receptor selectively expressed on pain sensing nociceptors, is an initiator of a pain stimulus. The active ingredient in CNTX-4975 is trans-capsaicin, an ultrapure, synthetically-derived form of capsaicin, the pungent compound found in chili peppers that has analgesic properties. Capsaicin is a highly selective activator, or agonist, for the TRPV1 receptor. When given in a sufficient concentration, the action of capsaicin on the TRPV1 receptor induces a localized, reversible degeneration of the pain sensing fibers. This degeneration begins within minutes and prevents the pain sensing fibers from sending a pain signal, whether from stimulation of TRPV1 or other pain receptors. As a result, there is relief from pain until these nociceptors regenerate. Consequently, the analgesia conferred by trimming back the pain sensing fibers, lasts for weeks to months, depending on the level of exposure, until these nerve fibers regenerate and return to their normal functional state. TRPV1 is not present on sensory nerve fibers that mediate touch, pressure, or proprioception or motor nerve fibers, so these functions are not affected. Also, not all pain fibers express the TRPV1 receptor. Thus, capsaicin does not reversibly trim all pain fibers. Therefore, we believe that if there is progressive or new trauma to the knee, newly exposed or activated nociceptors will still signal a pain response. We describe the novel and unique mechanism by which CNTX-4975 is designed to function as “molecular neurosurgery,” where the trans-capsaicin is designed to trim back only the pain sensing nociceptive fibers, while leaving the other nerve fibers, such as those sensing position, touch and pressure, intact and functioning normally.

Figure 2 below depicts this selective inactivation of pain fibers by CNTX-4975.

Figure 2. Illustration of Pain Fiber Inactivation by CNTX-4975

Exposure to capsaicin can induce a transient burning or stinging pain sensation through initial activation of pain sensing nerve fibers. The level of this activation pain varies widely between individuals. In the initial clinical development of CNTX-4975 it was observed that this activation pain was transient, peaking within the first 30 minutes after IA injection, and typically resolving over an interval of one to two hours. In clinical trials, we have decreased this activation pain using a proprietary technique which involves controlled cooling of the joint in combination with IA administration of lidocaine before injection of CNTX-4975. In our VICTORY-3 trial, we have also observed no correlation between the level of activation pain for a patient and the reduction in knee pain observed at the primary endpoint.

Data generated to date have shown an IA injection of 1.0 mg of CNTX-4975 to have an AE profile similar to placebo based on the incidence of AEs and distribution of specific AEs. This is due in part to CNTX-4975 having shown a short duration of systemic drug exposure, which we believe may reduce the potential for systemic side effects. In clinical trials, the maximum systemic exposure in blood plasma after a 1.0 mg IA injection has been less than the level following ingestion of a meal prepared with capsaicin as a spice. By eight hours after injection, the plasma levels of CNTX-4975 have fallen below the limit of quantitation.

We believe that CNTX-4975, if successfully developed and approved, will be positioned as a non-opioid and non-addictive IA injectable for patients with moderate to severe knee OA pain. We believe that CNTX-4975 has the potential to provide substantial pain relief for moderate to severe knee OA pain because of the following attributes shown in the Phase 2 clinical trial, which we refer to as the TRIUMPH trial:

•	onset of response seen by second day with statistically significant (p=0.0237) separation for the 1.0 mg dose compared to placebo observed at one week after CNTX-4975 injection;

•	potential for six months of significant pain reduction after a single treatment as compared with placebo (p=0.0002 through week 24);

•	a decrease from baseline of 4.4 points on an 11-point NPRS at week 12, and a clinically meaningful difference compared to the placebo group with a separation of 1.5 points at week 12; and

•	an observed adverse event, or AE, profile similar to the placebo group based on the overall incidence of AEs and distribution of specific AEs; and

•	no detectable systemic exposure of CNTX-4975 by 24 hours after IA injection, as observed in a Phase 1 trial.

In 2017, we commissioned quantitative market research, or the 2017 survey, through a survey of 103 physicians in four specialty areas in the United States likely to use CNTX-4975, if approved: orthopedic surgery, rheumatology, sports medicine and pain management. Physicians were presented with a targeted product candidate profile that had been generalized from results from the Phase 2 clinical trial of CNTX-4975 to manage moderate to severe knee OA pain in patients who have failed prior therapies, and which profile may differ from CNTX-4975, if approved. This profile included a description of the mechanism of action, onset of activity within one week of treatment, approximately six months duration of activity, and less than 24 hours of systemic exposure to drug after injection. Efficacy was described based on approximately 70% of patients at three months and 40% of patients at six months maintaining a pain score of less than 4 on an 11-point NPRS and the extrapolation from the responder analysis plots at 12 weeks, whereby approximately 70% of patients reported a 50% or greater reduction in pain, 50% of patients reported a 70% or greater reduction in pain, and 25% of patients reported a 90% or greater reduction in pain. Safety results were described as similar to the placebo group. The treatment administration was described as an injection once every six months as an in-office procedure, that procedure pain 30 minutes after injection was similar to baseline knee OA pain, and that the procedure involved about 10 minutes of professional time for injections and 60 to 75 minutes for the patient to cool the knee, which was the technique at that time. According to the 2017 survey, 97% of physicians indicated they would incorporate CNTX-4975, if approved, in their treatment of knee OA. The physicians noted that they would use CNTX-4975, if approved, across a broad spectrum of patients, from those who have not adequately responded to oral therapies to those who have not exhausted their existing therapeutic options. Surveyed physicians also indicated that timing of reimbursement approval from payors was the greatest impediment to adoption of CNTX-4975 in its first year of potential use.

In 2018, we commissioned quantitative market research, or the 2018 survey, through a survey of 391 physicians in the same four specialty areas in the United States likely to use CNTX-4975, if approved, who were presented with the same targeted product candidate profile. According to the 2018 survey, 99% of physicians believed that CNTX-4975 addresses an unmet medical need for patients with knee OA. Seventy-seven percent of physicians indicated that a drug with the profile presented would be a top three choice for managing moderate knee OA pain and 71% indicated the same for severe knee OA pain. Regarding the administration procedure, 74% of physicians were neutral to positive towards the procedure. The weighted average across physician specialty groups indicated they would use a drug with the profile presented in 40% of their moderate to severe knee OA patients. In addition, the 2018 survey indicated that orthopedic surgeons would replace TKR with CNTX-4975, if approved, as one of their top three treatment options. Based on this survey, we believe that physicians would prioritize their treatment for patients requiring TKR, patients who have failed TKR and patients who have failed multiple therapies, including IA.

CNTX-4975—Clinical Development

Trial	Trial Title	Trial Status
Phase 3 registration trial: VICTORY-1 CNTX-4975i-OA-301	A Randomized, Double-blind, Placebo-controlled, Single Injection, 52-Week Study to Evaluate the Efficacy and Safety of an Intra-articular Injection of CNTX-4975-05 in Subjects with Chronic, Moderate-to-severe Osteoarthritis Knee Pain	• 332 subjects randomized • Last subject visit completed • Topline data Q1 2020

Phase 3 registration trial: VICTORY-2 CNTX-4975i-OA-304	A Randomized, Double-blind, Placebo-controlled, 2-Injection, 52-Week Study to Evaluate the Efficacy and Safety of Intra-articular Injections of CNTX-4975-05 in Subjects with Chronic, Moderate-to-severe Osteoarthritis Knee Pain	• 331 subjects randomized • Last subject completed retreatment at Week 26 • Topline data Q3 2020

Phase 3 safety trial: VICTORY-3 CNTX-4975i-OA-303	An Open-label, 8-Week Study to Compare the Comfort and Ease of Use of Five Different Treatment Regimens for CNTX-4975-05 Intra-articular Injection in Subjects with Chronic, Moderate-to-Severe Osteoarthritis Knee Pain	• 856 subjects randomized • Last subject visit completed • Topline data Q1 2020

Phase 2 trial: TRIUMPH CNTX-4975-OA-502	A Randomized, Double-Blind, Placebo-Controlled, Dose-Ranging 24-Week Study to Evaluate the Safety and Efficacy of a Single Injection of CNTX-4975 in Subjects with Chronic, Moderate to Severe Osteoarthritis Knee Pain	• 175 subjects randomized • Complete

Phase 1 trial: CNTX-4975i-OA-101

A Phase 1b Study to Characterize the Effect of Injection Site Cooling on Pain Experienced

after CNTX-4975-05 (Trans-capsaicin) Intra-articular and Capsaicin Intradermal Injections in Healthy Volunteers and Subjects with Bilateral Painful Knee Osteoarthritis

• 15 subjects enrolled • Complete

Phase 1 trial: CNTX-4975i-OA-102	A Two-Period Crossover Study to Compare the Systemic Exposure to Trans-Capsaicin and Cis-Capsaicin from an Intra-Articular Injection of CNTX-4975-05 (trans-capsaicin for injection) and Topical 8% Capsaicin Patch (Qutenza®) in Subjects with Painful Knee Osteoarthritis	• 14 subjects enrolled • Complete

Early trials	Six Phase 1 and 2 clinical trials involving knee OA	• Approximately 170 subjects • Complete

VICTORY-1 Trial

We have completed the clinical phase of our first pivotal Phase 3 trial, VICTORY-1, a pivotal, randomized, double-blind, placebo-controlled, single injection, 52-week clinical trial to evaluate the efficacy and tolerability of a single IA injection of CNTX-4975 in subjects with chronic, moderate to severe pain resulting from knee OA with a Kellgren-Lawrence grade of 2, 3, or 4. The trial enrolled 332 subjects across 30 sites in the United States. We expect to report topline results in the first quarter of 2020

The trial was designed to measure the efficacy and tolerability of CNTX-4975 when administered as a single IA injection. The intent to treat, or ITT, population, included 332 subjects that were divided into approximately 40% of subjects who received a placebo injection and 60% of subjects who received a dose of 1.0 mg of CNTX-4975.

Key inclusion criteria for the trial included: the subjects must have been between 40 and 95 years of age with a body mass index, or BMI, less than or equal to 45 kg/m2; the subjects must have had moderate to severe pain in the index knee associated with OA that was stable for a minimum of six months prior to screening; and evidence, based on radiography, of chronic OA with a Kellgren-Lawrence grade of 2, 3, or 4, with grade 4 limited to approximately 20 percent of the study population. In addition, all subjects must have failed two or more prior therapies, such as inadequate or no pain relief or an adverse reaction that resulted in their stopping at least one previous treatment, and/or a contraindication to standard of care therapy.

Key exclusion criteria for the trial included: a previous index TKR or open surgery of the index knee within 24 months, or arthroscopic surgery of the index knee within six months of screening; any pain in the index knee due to joint disease other than OA; any other chronic pain that requires use of chronic analgesic medications; periarticular knee pain from any other cause; use of topical capsaicin or corticosteroid injection in the index knee, or IA viscosupplementation, within 90 days prior to commencing the trial; and pain in the non-index knee that was greater than 3 when walking or at rest. For rescue pain relief, subjects were allowed concomitant treatment with recommended daily doses of acetaminophen, ibuprofen, naproxen, celecoxib, meloxicam or tramadol.

The primary efficacy endpoint was the change from baseline to week 12 in the average pain in the index knee with walking over the previous 24 hours, using the NPRS of 0-10 in subjects treated with 1.0 mg of CNTX-4975-05 compared with placebo. Key secondary efficacy endpoints included this variable assessed at each week of the trial, the WOMAC index and its subparts, the SF-36 health survey, the EQ-5D-5L quality of life survey, and the cumulative responder analysis. The WOMAC index is one of the most widely used evaluation instruments for assessment in arthritis research. The WOMAC index consists of a proprietary set of standardized questions designed to evaluate the condition of subjects with knee OA, including pain, stiffness, and physical functioning of the joint. Specifically, the WOMAC index measures the following:

•	Part A: Pain during walking, using stairs, in bed, sitting or lying, and standing.

•	Part B: Stiffness after first waking and later in the day.

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Part C: Physical function including stair use, rising from sitting, standing, bending, walking, getting in and out of a car, shopping, putting on and taking off socks, rising from bed, lying in bed, getting in and out of bath, sitting, getting on and off the toilet, heavy household duties and light household duties.

Safety monitoring occurred through week 52. Clinical laboratory parameters were assessed at screening, baseline, and weeks 12, 26 and 52. Knee radiographs, or x-rays, were performed at baseline, week 12, and week 52.

VICTORY-2 Trial

In May 2019, we completed enrollment of our second pivotal Phase 3 trial, VICTORY-2, a randomized, double-blind, placebo-controlled, 2-injection, 52-week study to evaluate the efficacy and safety of IA injections of CNTX-4975 in subjects with chronic, moderate-to-severe knee OA pain. The trial enrolled 331 subjects across 30 sites in the United States.

The trial design is similar to VICTORY-1, except that VICTORY-2 includes a single IA injection on Day 1 and a second IA injection at week 26. The planned randomization was approximately 60% for the 1.0 mg CNTX-4975 group and 40% for the placebo group. We expect to report topline results in the third quarter of 2020.

VICTORY-3 Trial

In October 2019, we completed the clinical phase for our open label Phase 3 trial, VICTORY-3, an open-label, 8-week study to compare the comfort and ease of use of five different treatment regimens for CNTX-4975 IA injection in subjects with chronic, moderate-to-severe knee OA pain. The trial enrolled 856 subjects across 45 sites in the United States, Germany, Spain and United Kingdom.

The trial was designed to determine the optimal procedures for administering CNTX-4975 as a single IA injection into the knee or knees with OA that balance comfort and ease of use of methods of cooling and administration. Of the 856 subjects in the ITT population, there were 848 subjects who received treatment. Of these, 328, or 39%, enrolled as unilateral knee OA pain with a single knee treated and 520, or 61%, enrolled as bilateral knee OA pain with intent to treat both knees. Approximately 82% of subjects with bilateral knee OA pain had both knees treated one week apart. In total, 1,275 knees were treated.

Key inclusion criteria for the trial included: the subjects must have been between 40 and 95 years of age with a BMI of less than or equal to 45 kg/m2; unilateral knee OA pain was defined as subjects who have had moderate to severe pain associated with OA in one knee and bilateral knee OA pain was defined as subjects who have had moderate to severe pain associated with OA in both knees; unilateral knee OA pain subjects may have had a prior partial or total joint replacement in the opposite, or contralateral, knee within 5 years of screening; knee pain was stable for a minimum of six months prior to screening; and evidence, based on radiography, of chronic OA with a Kellgren-Lawrence grade of 1, 2, 3, or 4. In addition, all subjects must have failed two or more prior therapies, such as inadequate or no pain relief or an adverse reaction that resulted in their stopping at least one previous treatment, and/or a contraindication to standard of care therapy.

Key exclusion criteria for the trial included: joint replacement surgery of the index knee at any time, or open surgery of the index knee in the past 24 months, or arthroscopic surgery of the index knee within six months of screening; any pain in the index knee due to joint disease other than OA; any other chronic pain that requires use of chronic analgesic medications; periarticular knee pain from any other cause; use of topical capsaicin or corticosteroid injection in the index knee, or IA viscosupplementation, within 90 days of screening. For rescue pain relief, subjects were allowed concomitant treatment with a nonsteroidal anti-inflammatory drug, or NSAID, or tramadol.

The primary efficacy endpoint of the trial was the assessment of the CNTX-4975 treatment administration regimens, with a recirculating water-based cooling device, or “Breg” device, as the standard, compared with four procedure variations using a gel-based cooling wrap. Trial sites were assigned one of five cohorts representing the different cooling devices and timing, with pre-cooling before injection of CNTX-4975 that ranged from 15 to 45 minutes and per-protocol cooling after injection of CNTX-4975 that ranged from none to 30 minutes. Subjects had the option of additional cooling after injection, if desired, for up to 90 minutes. Additionally, the time between lidocaine and CNTX-4975 injections ranged from 3 to 30 minutes, and injections utilized separate needles or the same needle, dependent on the time interval between them. Assessment of the primary endpoint was made based on a combination of 3 measures of the index knee: (1) pain 30 minutes after

CNTX-4975 injection, using the 0-4 scale of none, mild, moderate, moderately severe, and severe; (2) subject satisfaction with the treatment regimen; and (3) investigator satisfaction with the treatment regimen. Key secondary endpoints include additional post-injection assessments involving the five procedure variations and efficacy measurements through week 8. Safety monitoring occurred through week 8. Clinical laboratory parameters were evaluated at screening and weeks 2 and 8.

Preliminary topline analysis based on data from the 848 subjects who received treatment, and who had 1,275 knees treated, suggests management of post-injection procedure pain 30 minutes after treatment was generally similar across the cohort variations, ranging from a mean pain score of 1.4 to 2.0, or mild to moderate, on a 0 to 4 scale, and similar to the baseline pain at rest before starting any procedures, which had a mean pain score of 1.7. The full results from VICTORY-3 are expected to be available in the first quarter of 2020.

Since data across cohorts were approximately similar, we performed an assessment of the preliminary combined data for the distribution of knee OA pain scores at baseline, before starting procedure-related activities, and at 30, 60, and 120-minutes post-treatment, as shown in Figure 3 below. Overall, the percentage of subjects with moderately severe to severe knee OA pain at rest decreased from 26% at baseline, before starting any procedures, to 3% by 120 minutes post treatment. Similarly, the percentage of subjects with no to mild pain shifted from 40% at baseline to 85% at 120-minutes. Because of the timing of injections and data collection specified in the trial protocol, only cohorts 4 and 5 reported scores 10 minutes post-injection with CNTX-4975. For cohort 4, which included use of 2% lidocaine similar to cohorts 1-3, there was a modest increase in pain 10 minutes post-injection, with 29% scored as moderately severe and 13% as severe. This was transient and the distribution of scores for procedure pain in cohort 4 by 30-minutes post-injection suggested less pain than observed at baseline, with 15% scored as moderately severe and none as severe. We believe the results of this trial have the potential to support physicians in their selection of options for patient comfort and practice dynamics, if CNTX-4975 is approved.

Figure 3. The preliminary combined data analysis for procedure pain from the VICTORY-3 trial following treatment of 1,275 knees in 848 subjects. Baseline values were collected before any treatment-related procedures began, but only for those subjects who were about to receive an allowed pre-medication. Other times are post-injection with CNTX-4975.

The average baseline knee OA pain with walking score for the index, or most painful, knee in subjects with unilateral or bilateral knee OA pain was 7.1 and that for the non-index, or other knee, in subjects with bilateral knee OA pain was 6.0. At the end of the trial at week 8, the average pain with walking for the index knee was 3.1, or a reduction in pain of 4.0 points, and that for the non-index knee was 2.4, or a reduction in pain of 3.6 points. As shown in the figure below, these results are consistent with what was observed in the TRIUMPH trial, where week 8 was similar to the primary end point at week 12:

Figure 4. 0.5 mg CNTX-4975 and 1.0 mg CNTX-4975 Change from Baseline Pain While Walking Compared to Placebo, Statistically Significant (p<0.1) Reductions in Pain Observed in Subjects Treated with 1.0 mg CNTX-4975 Compared to Placebo at Weeks 1 to 19 and 23 to 24. The reduction in pain scores for the index knee has been generally consistent across randomized, placeco-controlled Phase 2 TRIUMPH trial and the open label Phase 3 VICTORY-3 trial.

A post-hoc correlation analysis between the preliminary data for procedure pain reported 30 minutes after CNTX-4975 and the week 8 change from baseline knee OA pain indicated there was no correlation, based on an R2-value of 0.0007, between the two parameters. This suggests that the level of pain, from none to severe, post-injection did not impact the observed reduction in pain and that for each level of post-injection pain recorded there was the full spectrum of possible efficacy results.

In VICTORY-3, there was one suspected unexpected serious adverse reaction, or SUSAR, reported that was considered by the investigator as possibly related to treatment. The investigator characterized the SUSAR as an acute allergic reaction that started just after injection of CNTX-4975 into the right knee of a 63-year-old white female with no known history of allergies, including to chili peppers. The subject reported difficulties breathing without stridor or wheezing without hypotension, and this reaction was considered by the investigator to be “life threatening.” The subject was treated immediately with subcutaneous epinephrine and methylprednisolone by intramuscular injection. The subject recovered within a few minutes and was then breathing normally. The patient was discharged from the study site approximately 2 hours after the event and was ambulating normally at that time. After the subject was released, the site contacted her by telephone later that evening and the next day. The patient was reported to be doing well with no further breathing problems or any other allergy symptoms. The subject was referred to an allergist for further consultation who felt the incident did not match an allergic reaction and that it may have been a vascular diffusion.

The foregoing preliminary data are subject to change as we finalize our review and more data on these patients become available and are subject to audit and verification procedures that could result in material changes in the final data.

TRIUMPH Trial

In December 2016, we announced results from our Phase 2 TRIUMPH trial. The study evaluated the safety and tolerability of a single injection of CNTX-4975 in subjects with chronic, moderate to severe OA knee pain over a period of 24 weeks. A total of 175 subjects were enrolled at 16 sites in the United States.

The trial was designed to measure the efficacy and tolerability of CNTX-4975 when administered as a single injection. In the intent to treat, or ITT, population, 175 subjects were divided into 70 subjects who received a placebo injection, 34 subjects who received a dose of 0.5 mg of CNTX-4975, and 71 subjects who received a dose of 1.0 mg of CNTX-4975. In the modified intent to treat, or mITT, population, 172 subjects were divided into 69 subjects who received a placebo injection, 33 subjects who received a dose of 0.5 mg of CNTX-4975, and 70 subjects who received a dose of 1.0 mg of CNTX-4975. The mITT population excluded three subjects from the efficacy analysis prior to unblinding for the following reasons: one subject entered the trial at two centers, received two IA injections, and was initially counted as two separate subjects, and one subject received trial medication but left the trial site and could not be contacted thereafter. There was no difference in the results between analyses with the ITT and mITT populations. A total of 157 subjects, or 90% of all subjects who were randomized, completed the full 24-week trial.

Key inclusion criteria for the trial included: that the subjects must have been between 45 and 80 years of age with a body mass index, or BMI, less than or equal to 45 kg/m2; that the subjects must have had moderate to severe pain in the index knee associated with OA that was stable for a minimum of two months prior to screening and evidence, based on radiography, of chronic OA with a Kellgren-Lawrence grade of 2, 3, or 4, with grade 4 limited to 10 percent of the study population; and that the subjects must have had a certain mean pain score based on their pain while walking from the WOMAC index in the index knee over the seven days prior to study drug injection. In addition, all subjects must have had a therapeutic failure, such as inadequate or no relief or an adverse reaction that resulted in their stopping at least one previous treatment, and/or a contraindication to standard of care therapy.

The primary variable was changed from baseline pain while walking, which is part of the WOMAC index. Key exclusion criteria for the trial included: previous index TKR or open surgery of the index knee within 12 months, or arthroscopic surgery of the index knee within three months prior to commencing the trial; any pain in the index knee due to joint disease other than OA; any other chronic pain that requires use of analgesic medications; periarticular knee pain from any other cause; use of topical capsaicin or corticosteroid injection in the index knee, or IA viscosupplementation, within 90 days prior to commencing the trial; and pain in the non-index knee that was greater than 3 when walking. For rescue pain relief, subjects were allowed concomitant treatment with recommended daily doses of acetaminophen, ibuprofen, naproxen, celecoxib, meloxicam, or tramadol.

The primary endpoint of the trial was the change in average pain with walking on a flat surface through week 12, which corresponds to question A1 of the WOMAC index. Average pain with walking has been widely used as a primary variable in multiple clinical trials. The pre-specified primary endpoint was a comparison of the change in pain in the 1.0 mg CNTX-4975 group versus the placebo group using a statistical method known as area under the curve, or AUC, to measure the difference in change from baseline between the active and placebo groups through 12-weeks. This results in a standardized change from baseline score over the 12 weeks. To generate these results, subjects recorded their daily question A1 score each evening through week 12, and then weekly between weeks 12 and 24, using a 11-point NPRS, with zero being “no pain” and 10 being “pain as bad as you can imagine.”

Secondary outcome measures included question A1 through 24 weeks evaluated by the AUC method, question A1 taken as an average weekly score and evaluated by a landmark analysis, the mixed model repeated measures, or MMRM, at each week of the trial, knee joint stiffness and function as assessed by parts B and C of the WOMAC index, the patient global impression of change, or PGIC, the proportion of subjects improved by percent reduction from their baseline pain, and safety and tolerability. We conducted additional exploratory post-hoc analyses on the datasets, such as the impact of unilateral or bilateral knee OA, the severity of the radiographic signs of OA, and the per protocol population, or all subjects who conformed to all requirements of the protocol.

Safety monitoring occurred through week 24. Clinical laboratory parameters were assessed at screening, baseline, and weeks 12 and 24.

For clinical trial subjects, the average baseline pain level with walking was rated as moderate to severe and was similar across the three groups with an average pain score of 7.3 on the 11-point NPRS. The mean age of the subjects was 59.8 years and ranged in age from 45 to 80 years. The subjects had a mean body mass index, or BMI, of 32.7 kg/m2. Commonly accepted BMI weight ranges are characterized as: 1) underweight below 18.5 kg/m2; 2) normal weight 18.5 to 25 kg/m2; 3) overweight 25 to 30 kg/m2; and 4) obese over 30 kg/m2, with greater than 35 kg/m2 considered morbidly obese. Many OA studies limit BMI to about 37 kg/m2 because increased BMI puts more stress on the joint. In contrast, we allowed subjects to have a BMI up to 45 kg/m2.

The statistical significance, based on the mITT population, was measured by the probability value, or p-value, a statistical measure which determines the risk of concluding that a difference exists when there is no actual difference. The p-value for significance is set prior to starting the trial. For a pivotal trial, FDA requires a p-value less than or equal to 0.05, which means there is a 5% risk of concluding that a difference exists when there is no actual difference. For a non-pivotal trial, such as a Phase 2 trial, where the sample size is smaller, there is flexibility to set a different p-value. In the case of our Phase 2 TRIUMPH trial, we set the threshold p-value at or below 0.1, or a 10% risk of concluding that a difference exists when there is no actual difference. In Figure 5 below, the standardized reduction from baseline pain based on the AUC is shown through weeks 12 and 24 for each dose and placebo. Larger negative values denote greater improvement. The results demonstrated a statistically significant reduction in pain in comparison to placebo through both time points for the 1.0 mg treatment group. In the 1.0 mg treatment group the p-value was less than 0.0001 for the AUC analysis through week 12 and equal to 0.0002 through week 24.

Figure 5. Statistically Significant Reductions in Pain Observed in Subjects Treated with 1.0 mg CNTX-4975 Compared to Placebo through Weeks 12 and 24 Based on the AUC of the WOMAC A1 Change from Baseline Pain

We also used an MMRM analysis to test the treatment effect for the average weekly change from baseline pain scores at specific time points. As shown in Figure 6 below, the onset of pain reduction occurred within days of the injection and reached statistical significance (p=0.0237) at the first statistical evaluation at week one. The maximum effect was seen at week five, and a stable, statistically significant response was observed for the primary endpoint at week 12 (p=0.0003) and week 24 (p=0.0667). The clinical trial data showed an absolute reduction from baseline of 4.4 points through week 12, which was a 1.5 point greater reduction from baseline pain than with placebo. The results also indicated that at week 24 the reduction in pain from baseline was 3.76 points which was a 0.9 point greater reduction from baseline pain than with placebo. Based on these data, we believe that one injection every six months may be sufficient to manage moderate to severe pain associated with knee OA.

Figure 6. 0.5 mg CNTX-4975 and 1.0 mg CNTX-4975 Change from Baseline Pain While Walking Compared to Placebo, Statistically Significant Reductions in Pain Observed in Subjects Treated with 1.0 mg CNTX-4975 Compared to Placebo at Weeks 1 to 19 and 23 to 24

The TRIUMPH trial results were also clinically meaningful. The Initiative on Methods, Measurement, and Pain Assessment in Clinical Trials, or IMMPACT, defines changes of approximately 30% to 36% to represent clinically meaningful decreases in chronic pain and a decrease of greater than 50% to represent a substantial change in pain. Standardized effect size can also be used to determine whether a result is clinically meaningful. A standardized effect size greater than 0.3 is considered clinically meaningful. For the TRIUMPH trial, the primary variable of pain while walking for the AUC analysis through week 12 and the MMRM analysis at week 12 resulted in decreases in pain while walking for the 1.0 mg dose of CNTX-4975 of 56% and 61%, respectively, based on mean reductions in pain of 4.1 and 4.4 points, respectively, and a baseline score of 7.2. Similarly, the standardized effect sizes for the AUC and MMRM analyses for the 1.0 mg dose of CNTX-4975 were 0.69 and 0.55, respectively, based on a difference from placebo of 1.49 and 1.40 and a pooled standard deviation of 2.14 and 2.55, respectively.

The TRIUMPH trial included characterization of the subjects’ pain as absent, or a score of 0, minimal, or a score of >0 to 2, mild, or a score of >2 to 4, moderate, or a score of >4 to 7, or severe, or a score of >7 to 10. Based on an average baseline knee OA pain that was 7.4 for the placebo group and 7.2 for the 1.0 mg group, subjects entered the trial with severe knee OA pain, see Figure 7. By Week 2, subjects in the 1.0 mg group showed a mean pain level of 3.6 and subjects maintained in the mild pain category until the study end at Week 24. In contrast, subjects in the placebo group showed moderate pain throughout the trial. Subjects in the 0.5 mg group achieved a reduction in pain that was in between that observed in the placebo and 1.0 mg groups.

Figure 7. 0.5 mg CNTX-4975 and 1.0 mg CNTX-4975 Average Weekly WOMAC A1 Pain Score with Walking Compared to Placebo. All subjects started the trial with severe knee OA pain, defined as a score >7 to 10. The 1.0 mg group achieved mild pain, defined as a score of >2 to 4, by Week 2 and remained at this level until the study end at Week 24.

The proportion of subjects improved by percent reduction from their baseline pain is a responder analysis. An evaluation for weekly reduction from baseline pain was performed as an exploratory analysis and the values for the population achieving at least a 30%, 50%, 70% or 90% reduction were tabulated as a post-hoc descriptive analysis. As shown in Figure 8 below, at the 1.0 mg dose of CNTX-4975, 61% of subjects achieved at least a 50% reduction in pain and 44% of subjects achieved a 70% or greater reduction in pain at week 12.

Figure 8. Post-Hoc Responder Analysis Demonstrating the Proportion of Subjects treated with 1.0 mg of CNTX-4975 Compared to Placebo that Decreased Their Pain Score by at Least 30%, 50%, 70% or 90%

In addition to the primary endpoint, the trial achieved statistical significance on its secondary endpoints. An analysis was performed for the changes from baseline in weekly average WOMAC B (knee stiffness) and WOMAC C (physical function) scores using a MMRM analysis. Overall, a 49% to 60% improvement in both knee stiffness and physical function was observed for the 1.0 mg injection of CNTX-4975, which was statistically significant at a p-value less than 0.05, compared with placebo through 16 weeks.

There were no drug-related severe adverse events, or SAEs, and the overall blinded assessment of AEs was similar to that seen with placebo in previous clinical trial of CNTX-4975. One subject in the 0.5 mg CNTX-4975 group experienced an unrelated SAE of intractable shoulder pain from OA. No subject discontinued due to an AE. The most reported AE in the placebo group was arthralgia, or joint pain, not related to the injection, which occurred in 5.7% of the subjects. The most reported AEs in the 0.5 mg CNTX-4975 group was arthralgia and joint effusion, which occurred in 8.8% of the subjects. The most reported AE in the 1.0 mg CNTX-4975 group was arthralgia which occurred in 7.0% of the subjects. Approximately half of the subjects with arthralgia reported the pain in a joint other than the injected knee joint.

The table below depicts the incidence of treatment emergent adverse events, or TEAEs, in the placebo and 1.0 mg CNTX-4975 groups, which were similar in occurrence.

Category	Placebo (n=70)	1.0 mg CNTX-4975 (n=71)
Subjects with at least one TEAE	21 (30.0%0	21 (29.6%)
Subjects with at least one TEAE by severity
Mild	13 (18.6%)	14 (19.7%)
Moderate	8 (11.4%)	7 (9.9%)
Severe	0	0
Treatment Day 1 TEAEs	2 (2.9%)	3 (4.2%)
Non-Treatment Day 1 TEAE	21 (30.0%)	20 (28.2%)
Subjects with at least one Serious AE	0	0

Clinical Trial OA-101

We also conducted a Phase 1 trial, which we refer to as Clinical Trial OA-101, to refine options regarding the procedure pain control technique. This trial enrolled 15 subjects with bilateral moderate-to-severe knee OA pain in both knees, and both knees were treated with IA 1.0 mg of CNTX-4975 within a one-week interval. All subjects returned for the second injection. The mean baseline knee OA pain while walking for this trial was 6 out of a possible 10. At day 42 after treatment of the first knee and day 35 after treatment of the contralateral knee, pain while walking had decreased by a mean of 4.5 points to a mean score of 1.5. Of the 15 subjects, 10 subjects had pain scores of 2 or less in both knees, and 6 of these subjects had no pain in either knee. Results for the procedure pain control techniques suggested that the use of a recirculating water-based cooling device or an untethered gel-based device each resulted in a greater reduction of procedure pain on a subject-reported 11-point NPRS than when using an ice pack. We also observed that a meaningful reduction in pre-cooling time, to as short as 30 minutes, and injection of lidocaine and CNTX-4975 through the same needle, achieved post-injection pain results similar to longer cooling times or use of two needles. Techniques used in this trial were included in design elements for clinical trial VICTORY-3.

Clinical Trial OA-102

Clinical Trial OA-102 was a Phase 1 clinical trial that followed a cross-over design and compared the systemic pharmacokinetics, or PK, of CNTX-4975, administered by IA injection in subjects with moderate to severe knee OA pain, with that of the QUTENZA® 8% capsaicin patch for transdermal application and applied to healthy skin on the subject’s back. The purpose of this trial was to determine how the systemic exposure following an IA injection into the knee of 1.0 mg of CNTX-4975 relates to that with the labeled dosage for the QUTENZA patch, which allows up to four patches applied simultaneously for one hour. Preliminary results indicate that systemic exposure, based on area under the curve, or AUC, for trans-capsaicin following IA injection, was, 3.478 h*ng/mL, approximately 3.4 times greater than the extrapolated AUC for the maximum dose of four patches, 1.030 h*ng/mL, based data with one QUTENZA patch applied for 1 hour. Importantly, plasma levels following IA injection with CNTX-4975 were below the limit of quantitation, 0.005 ng/mL, beginning at 8 hours. Levels for cis-capsaicin were below the limit of quantitation for both groups at all time points.

Figure 9. Preliminary pharmacokinetic profile of trans-capsaicin observed following IA injection of 1.0 mg CNTX-4975 or transdermal application of one QUTENZA 8% capsaicin patch. The maximum labelled dose for QUTENZA is four patches, and extrapolation from one patch also is shown. The assay limit of quantitation, LOQ, was 0.005 ng/mL.

For reference, a review paper on use of the QUTENZA patch in 173 patients with neuropathic pain associated with postherpetic neuralgia, human immunodeficiency virus-associated neuropathic pain and diabetic peripheral neuropathy reported that AUC after a 60 min application of the patch was 4.36 h*ng/mL. Also, dietary consumption of 5 g capsicum, or chili pepper, equivalent to approximately 27 mg capsaicin, was reported to have an AUC exposure of 103.6 min*ng/mL, equivalent to 1.727 h*ng/mL.

If the results of the clinical trials are positive, we plan to submit an NDA in the United States in the second half of 2021, and an MAA in Europe thereafter. We hold worldwide commercialization rights to CNTX-4975, and if approved, we anticipate our first commercial sales of CNTX-4975 will take place in 2022.

Early Trials

Prior to 2015, CNTX-4975 was studied in Phase 1 and 2 clinical trials for a number of potential indications, including knee OA, Morton’s neuroma, or MN, and post-operative pain. There were six clinical trials involving knee OA. Results of these trials contributed to proof of concept for managing pain associated with OA, identification of the likely dose range, systemic plasma levels and PK following IA injection, and methods to reduce the transient procedure pain following injection of CNTX-4975.

The most commonly reported systemic AE has been arthralgia, or joint pain, frequently arising from a non-treated joint. In addition to the SAE for unrelated shoulder OA pain noted for the TRIUMPH clinical trial above, earlier knee OA clinical trials had three SAEs in the active groups, all of which were considered not related to study drug, and included chest pain, femoral hernia, and abnormal menstrual bleeding.

CNTX-4975—Regulatory Strategy

If the results of our ongoing Phase 3 clinical trials are positive, we plan to submit an NDA in the United States in the second half of 2021, and an MAA in Europe at a future date thereafter. We hold worldwide commercialization rights to CNTX-4975, and if approved, we anticipate our first commercial sales of CNTX-4975 will take place in 2022.

We have completed, or are conducting, studies to support submission of a full NDA, also referred to as a 505(b)(1) NDA. Capsaicin has been previously approved as the active component of the QUTENZA 8% capsaicin patch for neuropathic pain associated with postherpetic neuralgia, or PHN. As noted above, in Study OA-102, systemic exposure levels following 1.0 mg of CNTX-4975 injected to the joint were greater than the extrapolated maximum labeled dose of four patches for the topically applied QUTENZA 8% capsaicin patch, but CNTX-4975 levels were less than reported levels with the patch used in patients with neuropathic pain associated with disease. Based on these data, we are continuing to evaluate whether there is opportunity to reference any published data for capsaicin through a 505(b)(2) NDA pathway. In total, we have conducted more than 65 systemic and local non-clinical studies to support the safety of CNTX-4975 and have conducted, or plan to conduct, 12 clinical trials in humans, including the two pivotal and one open label Phase 3 clinical trials, to support the safety and efficacy of CNTX-4975 with IA administration.

In discussions with the FDA, we have agreed that the safety exposure database for IA injection of CNTX-4975 will be comprised of at least 1,500 subjects. This is aligned with the relevant International Conference on Harmonisation Tripartite Guideline regarding extent of population exposure. We believe the available safety data for CNTX-4975, the FDA’s prior findings with QUTENZA®, and the common use of capsaicin as a dietary ingredient, have all contributed to the relatively low safety database population requirements. For drug classes with known side effects, such as the anti-NGF antibodies and certain NSAIDs, the requirement can be 10,000 or more subjects.

The FDA offers Fast Track Designation to facilitate the development and expedite the review of drugs to treat serious conditions and fill an unmet medical need, and Breakthrough Therapy Designation to expedite the development and review of drugs that are intended to treat a serious condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint. We applied for both of these designations for CNTX-4975 and were granted Fast Track Designation but were denied Breakthrough Therapy Designation. We understand no chronic pain therapy has ever been awarded Breakthrough Therapy Designation.

Fast Track Designation makes us eligible for more frequent meetings with the FDA to discuss the drug’s development plan and ensure collection of appropriate data needed to support drug approval, more frequent written communication from the FDA about such things as the design of the proposed clinical trials and use of biomarkers, eligibility for accelerated approval and priority review, if relevant criteria are met. Additionally, Fast

Track Designation makes us eligible for rolling review, which means we can submit completed sections of our NDA for review by the FDA on a rolling basis, rather than waiting until every section of the NDA is completed before the entire application can be reviewed. Breakthrough therapy designation would provide us with more intensive guidance on an efficient drug development program, beginning as early as Phase 1, and additional FDA organizational commitment involving senior managers. Given our current phase of development, we believe that Fast Track Designation gives us the primary benefits of eligibility for accelerated approval and priority review that would also be provided by Breakthrough Therapy Designation.

We intend to follow the initial indication of pain associated with knee OA with data to support use in small joints, such as the carpometacarpal joint and medium joints, such as the ankle. These studies have not yet started. If we are successful, then the indication for use of CNTX-4975 could potentially be broadened to the treatment of moderate to severe pain associated with OA, with no limitation as to which joint is involved.

CNTX-4975—Commercial Strategy

We currently intend to build a commercial infrastructure in the United States to effectively support the commercialization CNTX-4975, if we are successful in obtaining FDA approval.

We believe that we can cost effectively promote CNTX-4975 to the four subspecialties that treat the majority of patients with moderate to severe pain associated with knee OA: orthopedists, sports medicine, rheumatologists, and pain management physicians. We anticipate our commercial operation to include our own sales management, including field-based and internal sales support, market access and reimbursement, trade and distribution support and an internal marketing group. Additional requisite capabilities will include patient services, and a field-based account team, focused on management of key accounts, such as managed care organizations, group purchasing organizations, and government accounts.

We plan to execute our strategy to facilitate adoption of CNTX-4975, if approved, in two distinct “waves.” In the first wave, we plan to educate the 20% of physicians who treat approximately 60% of knee OA patients to establish CNTX-4975 as the new primary drug therapy for moderate-to-severe pain due to knee OA, using a team of field-based sales representatives. In the second wave, we plan to build upon our early learning about physicians’ experience with CNTX-4975 from the first wave to broaden the physician base and educate additional physicians regarding the use of CNTX-4975 in patients earlier in the treatment paradigm.

Additionally, if CNTX-4975 is approved, we intend to work with third-party payors to obtain favorable coverage and reimbursement to support physician adoption of CNTX-4975 uptake, although we cannot guarantee that any such coverage or reimbursement will be available or sufficient.

We intend to selectively partner outside of the United States for the worldwide commercialization of CNTX-4975.

CNTX-4975—Additional Indications

We believe that CNTX-4975 may have utility as an analgesic beyond the current planned use in the knee joint.

OA occurs in many other joints in the body, including small sized joints, such as the hand and the carpometacarpal joint, medium sized joints, such as the ankle, and other large joints, such as the shoulder. In addition, there are other types of arthritis, such as inflammatory arthritis, rheumatoid and psoriatic arthritis, where we believe CNTX-4975 may be developed as an analgesic. We believe CNTX-4975 has the potential to be developed as an analgesic for other types of joint pain, including post-traumatic chronic pain, temporomandibular joint pain, as well as nerve generated pain, such as MN.

We plan to test CNTX-4975 in exploratory clinical trials with certain other joints in the body, including large joints such as the shoulder, small sized joints such as the hand, and medium sized joints such as the ankle, to test the drug candidate’s efficacy and tolerability.

Morton’s Neuroma

MN is characterized by a discrete swelling of the common digital nerve that provides sensation in the toes. The hallmark symptom is pain, which can be severe, particularly with walking. Patients may also experience numbness and tingling. We have completed multiple clinical trials with CNTX-4975 in MN, the most recent of which was a Phase 2 clinical trial that we refer to as the STRIDE clinical trial. This trial was a double-blind, randomized placebo controlled clinical trial in 119 patients aimed at evaluating the efficacy and safety of CNTX-4975. Single doses of 200 mcg and 600 mcg of injectable trans-capsaicin were studied. The primary endpoint of this trial was average daily foot pain with walking. In this trial, patients had moderate to severe pain while walking before treatment. On the 11-point NPRS, the average baseline pain score was approximately 6. The trial results suggested a clinically meaningful, but not statistically significant, reduction in pain that lasted for 12 weeks. Therefore, the trial failed to meet its primary efficacy endpoint. Additionally, there were no SAEs associated with treatment.

Upon evaluation of outcomes from the STRIDE clinical trial, one of the 13 sites in the trial was excluded in a post-hoc analysis due to a number of factors, including unusually fast enrollment rate, a nearly two-fold greater standard error on the primary end point, and an unusually high placebo response. When this site was removed, the general pattern of treatment response remained intact. However, with removal of the data from this site, the primary endpoint achieved statistical significance with the 200 mcg dose at p<0.05 at week 12. The 600 mcg dose did not achieve statistical significance in the post-hoc analysis.

In February 2016 we held an end of Phase 2 meeting with the FDA and obtained feedback regarding our Phase 3 regulatory plan. The FDA authorized us to initiate pivotal Phase 3 clinical trials, which have the potential to comprise part of the data package necessary for an NDA. We have prioritized the development of CNTX-4975 for pain associated with knee OA and, at present, have no plans to initiate any Phase 3 clinical trials in pain associated with MN.

Other Early Stage Product Candidates

We have three additional clinical stage product candidates that are designed to work on multiple types of chronic pain, including chronic pain of neuropathic and inflammatory origin. These pain conditions are associated with a wide variety of diseases where pain is a co-morbid condition. We believe by directly targeting the dysfunction of the nociceptive system, injury to the nervous system, and abnormal pain signaling from unhealed injury, our product candidates have the potential to treat chronic pain originating from multiple causes.

In November 2015, we acquired the rights to three product candidates from Boehringer Ingelheim International GMBH, or BI. We are currently developing these product candidates in Phase 1 clinical trials and pre-clinical studies. We plan to progress or continue to progress these product candidates into clinical development either on our own or in collaboration with third parties.

CNTX-0290—Background

Somatostatin, also known as growth hormone-inhibiting hormone is a peptide hormone found in many sites throughout the body that acts to inhibit the release of certain hormones and other secretory proteins. Somatostatin receptor type 4, or SSTR4, is one of five discrete receptors activated by somatostatin. Multiple studies indicate that somatostatin has analgesic effects, and more recently it has been discovered that these effects are mediated through SSTR4 activation. When activated, SSTR4 modulates certain other known pain associated receptors within the nociceptors and there is a reduction in transmission of the resulting pain signals to the brain.

Our product candidate, CNTX-0290, is an investigational small molecule SSTR4 agonist for chronic pain associated with inflammatory, neuropathic, and mixed pain conditions and is expected to be developed by Lilly pursuant to the Lilly License. We have completed non-clinical safety studies up to 13 weeks in duration in rats and monkeys. We have observed that CNTX-0290 delivered orally confers analgesia in multiple types of pre-clinical chronic pain models. Potential indications include chronic low back pain, chronic neck pain, OA, migraine, rheumatoid arthritis pain and multiple sclerosis pain.

CNTX-0290—Clinical Development

We have completed a Phase 1 single ascending dose, or SAD, clinical trial with CNTX-0290. In the SAD trial, we measured the safety of single doses of CNTX-0290 in healthy subjects. The administered single doses ranged from a base of 20 mg up to 400 mg. We also measured the pharmacokinetics, or PK, of CNTX-0290, which refers to the time course of absorption, bioavailability, distribution, metabolism, and excretion of a drug candidate.

We have also completed a Phase 1 multiple ascending dose, or MAD, clinical trial with CNTX-0290. Healthy subjects were administered repeated doses of CNTX-0290 over a period of 10 days. The administered doses in adult subjects younger than 65 years of age, were as follows: 100 mg once daily, or QD, 100 mg twice daily, or BID, 140 mg BID, and 380 mg/day, wherein subjects received the study drug BID as 200 mg in the morning and 180 mg in the evening. Part 2 of the MAD trial include 12 elderly subjects, 65 years to 80 years of age, that were divided to receive placebo, 40 mg QD, 100 mg QD, and 200 mg QD.

The results of the SAD and MAD clinical trials showed that the drug was well-tolerated and observed AEs were predominately not related to CNTX-0290, and there were no SAEs. Subjects in the single dose and repeat dose trials reported a low incidence of headache, diarrhea, temporomandibular joint syndrome, nausea, and dry eye. We also did not observe any clinically meaningful laboratory abnormalities and PK measurements indicated a linear dose response.

CNTX-6970—Background

Cytokines and chemokines are both proteins made by cells in the immune system that help regulate responses to infection or injury such as inflammation. Cytokines are the general category of messenger molecules, while chemokines are a special type of cytokine that direct the migration of white blood cells to infected or damaged tissues.

Chemokine receptor type 2, or CCR2, is the receptor for a cytokine known as monocyte chemoattractant protein-1, or MCP-1. Pre-clinical data suggest that CCR2, and MCP-1, are upregulated in cells, such as macrophages, microglial cells and astrocytes which play a central role in the origination of pain signals.

Our product candidate, CNTX-6970, is a novel, potent and selective investigational CCR2 antagonist. CNTX-6970 is a small molecule intended to be administered orally. We believe that by using CNTX-6970 to block CCR2, we can reduce pain signaling by inhibiting monocyte activation, as well as having a direct effect on sensory nerves responsible for the pain signal. We have completed non-clinical safety studies up to 13 weeks in duration in rats and monkeys. We have observed that CNTX-6970 conferred analgesia in multiple pre-clinical chronic pain models, with particular activity in models of inflammatory pain. We believe these results support our expectation that CNTX-6970 could make a viable drug candidate for the treatment of inflammatory chronic pain by antagonizing CCR2. We plan to initiate our Phase 2 trial in 2021.

CNTX-6970—Clinical Development

The Phase 1 SAD clinical trial with CNTX-6970 was completed prior to our licensing of the compound. In the SAD trial, the safety of single doses of CNTX-6970 was measured in healthy subjects. The administered doses ranged from a base of 10 mg up to 600 mg. The results of the SAD clinical trial showed that the drug was well-tolerated and observed AEs were predominately not related to CNTX-6970 and there were no SAEs. Subjects reported a low incidence of headache and vomiting, among others. No clinically meaningful laboratory abnormalities were observed. The PK of CNTX-6970 was observed to be dose-proportional. In addition, target engagement was demonstrated, as evidenced by a dose-dependent inhibition of labeled MCP-1 binding to the CCR2 receptor on monocytes.

We completed the Phase 1 MAD clinical trial with CNTX-6970 at dose levels of 100 mg, 300 mg and 600 mg in August 2018. There were no AEs that lead to discontinuation and there were no SAEs. Two reported TEAE events were considered to be related to study drug: headache following 300 mg, BID, and orthostatic hypotension in placebo. Additional AEs observed in treated subjects included one subject who experienced postural dizziness, one subject who experienced headache, and one subject who experienced both hematochezia and a worsening of benign prostatic hyperplasia. Additional AEs observed in placebo subjects included one subject who experienced constipation, one subject who experienced nausea, and in the pooled data subjects experienced contact dermatitis.

We plan to initiate an experimental pain trial in healthy volunteers in 2020 to assess the doses needed to decrease pain sensation in response to a number of painful stimuli. Results of this trial will be used to identify potential indications and doses to be used in Phase 2 indication selection trials.

CNTX-6016—Background

Cannabinoid receptors are proteins that are part of the endocannabinoid system, which is involved in a variety of physiological processes, including pain sensation. There is interest in the role cannabinoids play in the management and treatment of multiple diseases. There are two distinct cannabinoid receptors, CB1 and CB2. A major factor holding back the development of drugs targeting the cannabinoid receptors relates to psychotropic adverse effects from CB1 activation in the central nervous system, or CNS. Whereas adverse CNS effects appear to relate to activation of CB1, published studies support that activation of CB2 receptors results in analgesia without the CB1 psychotropic effects.

Pre-clinical studies showed that CNTX-6016 was greater than 16,000-fold selective for CB2 over CB1 in humans. We believe that this selectively can confer analgesia without inducing psychotropic and other side effects seen with less selective cannabinoid agonists. We have completed nonclinical safety studies up to 13 weeks in duration in rats. In non-clinical safety toxicology studies of CNTX-6016 in dogs, reported adverse events included increased epileptiform waves at doses equivalent to 100-times greater and seizures at doses equivalent to 400-times greater than the equivalent starting dose in humans for human Phase 1 clinical trials. We have observed that CNTX-6016 conferred analgesia in multiple pre-clinical chronic pain models, with particular activity in models of neuropathic pain. These results support our belief that CNTX-6016 is a viable drug candidate for the treatment of chronic neuropathic pain. Potential indications include diabetic and autoimmune neuropathic pain and chemotherapy induced neuropathy.

We have an open IND with the FDA for CNTX-6016. Due to observations of transient, decreased cardiac contractility in a pilot study of CNTX-6016 in dogs at dose levels of 40 mg/kg and above, upon initial submission of our IND to the FDA in 2016, the FDA indicated that the highest systemic exposure level in humans for the Phase 1 SAD, with a proposed starting dose of 25 mg or 0.42 mg/kg based on a 60 kg human, be limited to 2 µg/mL based on a 10-fold safety factor applied to the systemic exposure levels in dogs. Similarly, owing to potential seizure activity observed in dogs at a dose of 400 mg/kg for 28 days, after applying a safety factor, the FDA indicated an initial limit on the systemic exposure level in humans of 3 µg/mL. Following discussions with the FDA, we conducted additional pharmacology and toxicology studies in dogs and then submitted an IND amendment to the FDA. Based on our amended submission, the FDA determined not to impose the aforementioned dose limit on the trial for cardiac contractility. However, based on observations of data for potential pre-seizure or seizure activity in dogs at doses at or above 100 mg/kg, we agreed to EEG monitoring for trial subjects receiving doses that result in systemic exposure above 6 µg/mL and to limit the maximum exposure in the study to 10 µg/mL.

CNTX-6016—Clinical Development

We completed the Phase 1 SAD clinical trial with CNTX-6016 at dose levels from 25 to 1,000 mg in 2019. We included EEG and systemic exposure monitoring as described above.

The systemic exposure threshold was exceeded in one subject after a dose level of 450 mg, or approximately 5.25 mg/kg based on the mean body weight of 85.7 kg for the cohort. There were no abnormalities noted in the EEG monitoring. Overall, there was a low incidence of TEAEs reported in the trial, including dizziness, headache, dysgeusia and mild gastrointestinal disturbance, among others, and there were no SAEs. Based on these interim data, FDA allowed us to raise the systemic exposure limit to 22 µg/mL. The trial proceeded to the maximum planned dose of 1,000 mg. In the 1,000 mg group, one subject had an exposure greater than the upper limit, with a value of 26.7 µg/mL, with no SAEs reported. We plan to initiate a Phase 1 human pain model trial with CNTX-6016 in 2020 and to follow that with a Phase 1 MAD clinical trial.

Manufacturing

We currently do not have manufacturing facilities and utilize contract manufacturers to produce our drug substances and drug products. Manufacture of CNTX-4975 is a complex process and there are a limited number of contract manufacturing sites with synthetically-derived capsaicin experience and capability to handle its irritant properties in concentrated form. Certain steps in the manufacturing process are protected by the closed part of the drug master file, or DMF, held by our current manufacturer. We have initiated process development with a second manufacturer to establish availability of a second source of supply, expected to be available in 2020.

We use contract manufacturers to produce our proprietary formulated product for clinical supplies. Capsaicin inherently has low solubility and stability in water-based formulations, which typically necessitates an organic solvent-based formulation and an additional dilution or handling step prior to administration. A composition of matter and method of use patent was issued to us in the United States in December 2019 for a patent for water-based, injectable formulations of trans-capsaicin, which allow CNTX-4975 to be packaged in a ready-to-use, pre-filled syringe that is stable at room temperature and convenient to administer. The CNTX-4975 study drug used in each of the ongoing Phase 3 clinical trials is such a formulation.

To date, for the clinical program, we have relied on sole sources of supply for capsaicin and CNTX-4975 drug product. In May 2019, we entered into an agreement with an established contract manufacturing organization, or CMO, with international operations, to initiate a second source of supply for the drug product. In November 2019 we initiated activity with a second CMO to produce an alternative source of supply for capsaicin. We intend to perform additional registration stability batches of the drug substance and drug product at the new CMOs for inclusion in the planned NDA submission.

Competition

The biotechnology and pharmaceutical industries are characterized by extensive research and development efforts, rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We are focused on the development and commercialization of our multi-asset pipeline of novel, non-opioid and non-addictive therapies for chronic pain. The number of patients suffering from chronic pain is large and growing. While we believe that our product candidates, development experience and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including pharmaceutical, biotechnology and specialty pharmaceutical companies either marketing or developing therapeutics to treat chronic pain. Academic research institutions, governmental agencies, as well as public and private institutions are also potential sources of competitive products and technologies.

Our competitors may have significantly greater financial resources, robust drug pipelines, established presence in the market and expertise in research and development, manufacturing, pre-clinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified clinical, regulatory, scientific, sales, marketing and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, durability, safety, price and the availability of reimbursement from government and other third-party payors.

Significant competition exists in the chronic pain field. Although we believe our approach to developing novel treatments for chronic pain is unique from most other existing or investigational therapies, such as NSAIDs, corticosteroids and opioids, we will need to compete with all currently available or future therapies within the indications where our development is focused.

With respect to CNTX-4975, the main classes of marketed products that are available for the treatment of knee OA pain include NSAIDs, opioids, immediate-release and sustained-release injectable steroids, HA injections, and, to a lesser extent, non-FDA approved treatments such as platelet-rich plasma and stem cell injections. Furthermore, numerous monoclonal antibodies targeting nerve growth factor, or NGF inhibitors, are in clinical development, including two product candidates in Phase 3. As reported by Lilly in 2019, Phase 3 results for tanezumab include a 3.2% to 6.3% incidence of rapidly progressive OA in treated patients. These anti-NGF antibodies may be priced as biologics, which would be at least $6,000 per year as an analgesic, based on current prices for disease modifying monoclonal antibody therapies for rheumatic diseases. Also in development are several compounds that seek to produce disease modification through the regeneration of cartilage and/or to reduce cartilage degeneration, though these compounds do not directly treat the pain itself.

There are a number of companies developing or marketing therapies for the treatment and management of chronic pain that may compete with our current product candidates, including many major pharmaceutical and biotechnology companies. Among the companies that currently market or are developing therapies that, if approved, our product candidates would potentially compete with include: Acorda Therapeutics, Assertio Therapeutics, Biogen, Cara Therapeutics, Eli Lilly and Company, Endo Pharmaceuticals, Flexion Therapeutics, Grunenthal, Horizon Pharma, Janssen Research & Development, Merck & Co., Novartis, Pacira Pharmaceuticals, Pain Therapeutics, Pfizer, Purdue Pharma, Sanofi, Trevena and Vertex Pharmaceuticals.

Intellectual Property

Our success depends in large part upon our ability to obtain and maintain proprietary protection for our products and technologies, and to operate without infringing or otherwise violating the proprietary rights of others. We endeavor to protect our products using a combination of intellectual property protections and available government regulatory and marketing exclusivities afforded to new medicines. For example, we endeavor to protect our products by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also use other forms of protection, such as confidential information, trade secrets and know-how, and trademarks to protect our intellectual property, particularly where we do not believe patent protection is appropriate or obtainable.

The proprietary nature of, and protection for, our product candidates, processes and know-how are important to our business. We have sought patent protection in the United States and multiple foreign countries for CNTX-4975 for treating knee OA pain, and for product candidates CNTX-0290, CNTX-6016, CNTX-6970, CNTX-2022, and other inventions, where available and when appropriate. Our policy is to pursue, maintain and defend intellectual property rights, and to protect the technology, inventions, and improvements that are commercially important to our business.

CNTX-4975

The patent portfolio that we own relating to our CNTX-4975 product candidate contains patents directed to methods of use, a U.S. patent directed to our ready-to-use formulation of capsaicin, as well as patent applications directed to compositions of matter and methods of use. As of December 3, 2019, the patent portfolio that we own relating to our CNTX-4975 product candidate contains a U.S. patent with composition of matter claims directed to the ready-to-use formulation of capsaicin used in our CNTX-4975 product candidate, as well as patent applications pending in the United States, Australia, Canada, Japan, and other foreign countries with composition of matter and method of use claims directed to our ready-to-use formulation of capsaicin used in our CNTX-4975 product candidate. The issued U.S. patent directed to our ready-to-use formulation of capsaicin is scheduled to expire in 2037. Patents, if granted based on our pending patent applications to our ready-to-use formulation of capsaicin, would expire in 2037. We also own a U.S. patent directed to a method of attenuating pain scheduled to expire in 2026 and foreign counterpart patents in Japan, Europe, Australia, Canada, and other foreign countries that are scheduled to expire in 2023. We own a pending international patent application directed to techniques for reducing capsaicin post-injection procedure pain, whereby any patents, if granted, based on applications arising from this international patent application, would expire in 2038. Also, we own a pending international patent application directed to repeat dosing of capsaicin to achieve extended relief from knee OA pain, whereby patents, if granted, based on applications arising from this international patent application would expire in 2039.

Our European patent related to the CNTX-4975 product candidate for treating knee OA pain was opposed by a third-party in 2016 and subsequently, in European Patent Office Opposition Proceedings, revoked by the European Patent Office’s Opposition Division on grounds that changes to the claims during prosecution of the application resulted in patent claims that do not meet written support requirements of European law. We are appealing the decision of the Opposition Division, and we have entered into an agreement with the party that opposed our European patent stipulating that they will not participate in the appeal or further challenge our European patent in any way in exchange for us agreeing not to sue for certain types of patent infringement. The merits of the appeal will be decided by the European Patent Office without further participation by the party that opposed our European patent, per the European Patent Office’s rules. Separate from this European patent, CNTX-4975 is eligible for eight years of data exclusivity plus two years of marketing exclusivity after approval in Europe. Additional protections in Europe may be obtained from patents, if any, that grant based on our pending European patent application and pending international patent application.

CNTX-0290

The patent portfolio that we own relating to our CNTX-0290 product candidate contains patents and patent applications directed to compositions of matter and methods of use. As of December 3, 2019, the patent portfolio that we own relating to CNTX-0290 contains patents in the United States, Australia, Europe, Japan, and other foreign countries, as well as patent applications pending in the United States, Canada, and other foreign countries. Our first U.S. patent contains claims to compositions of matter, and our second and third U.S. patents contain claims to methods of treating pain. Our U.S. and foreign patents to CNTX-0290 are scheduled to expire in 2034, and any patents, if granted, based on our pending patent applications, would expire in 2034.

CNTX-6016

The patent portfolio that we own relating to our CNTX-6016 product candidate contains patents and patent applications directed to compositions of matter and to methods of use. As of December 3, 2019, the patent portfolio that we own relating to CNTX-6016 contains patents in the United States, Australia, Europe, Japan, and other foreign countries, as well as patent applications pending in the United States, Canada, and other foreign countries. We own three U.S. patents, in which the first and second U.S. patents have claims to compositions of matter and methods of treating pain, and our third U.S. patent has claims to methods of treating pain. Our U.S. and foreign patents to CNTX-6016 are scheduled to expire in 2034, and any patents, if granted, based on our pending patent applications would expire in 2034.

CNTX-6970

The patent portfolio that we own relating to our CNTX-6970 product candidate contains patents and patent applications directed to compositions of matter and to methods of use. As of December 3, 2019, the patent portfolio that we own relating to CNTX-6970 contains patents in the United States, Europe, Japan, Australia, Canada, and other foreign countries, as well as patent applications pending in the United States, Europe, Japan, Australia, Canada, and other foreign countries. Our U.S. patent with composition of matter claims to CNTX-6970 is scheduled to expire in 2032, while our U.S. patents with claims to methods of using CNTX-6970 are scheduled to expire in 2030. Our patents relating to CNTX-6970 in foreign countries are scheduled to expire from 2029 to 2030, and patents that may issue in the future based on counterpart patent applications would expire from 2029 to 2030. One segment of our patent portfolio relating to CNTX-6970 is a U.S. patent scheduled to expire in 2036 and patent applications pending in the United States, Europe, Japan, Australia, Canada, and other foreign countries each directed to a salt form of CNTX-6970, whereby any patents, if granted, based on these patent applications would expire in 2036.

CNTX-2022

The patent portfolio that we own relating to our CNTX-2022 product candidate contains patents and patent applications directed to compositions of matter and to methods of use. As of December 3, 2019, the patent portfolio that we own relating to CNTX-2022 contains patents in the United States, Japan, Australia, and Canada, as well as patent applications pending in the United States, Europe, and Hong Kong. Our U.S. patents with method of use claims to CNTX-2022 are scheduled to expire in 2029, while our patents in Japan, Australia, and Canada are scheduled to expire in 2028. Patents that may issue in the future based on our pending European and Hong Kong patent applications would expire in 2028.

Trade Secrets and Other Proprietary Information

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. For example, we have developed methods for the more efficient manufacture of high-purity trans-capsaicin used in CNTX-4975. We seek to protect our proprietary information, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and commercial partners.

License Agreements

Patent Assignment and Licensing Agreement with Boehringer Ingelheim

In November 2015 we entered into a patent assignment and exclusive license agreement with BI, or the BI Agreement. Under the BI Agreement, BI assigned to us certain patents and granted to us an exclusive, worldwide, royalty-bearing license to certain know-how owned or controlled by BI, in order to develop, manufacture and commercialize products containing the CCR2 compounds (which includes CNTX-6970), CB2 compounds (which includes CNTX-6016) and SSTR4 compounds (which includes CNTX-0290) or any compounds covered by a claim in the assigned patents, for the treatment or prevention of diseases or conditions in humans and/or animals. The terms of the BI Agreement require us to use commercially reasonable efforts to develop and commercialize these products.

Pursuant to the terms of the BI Agreement, we paid BI an upfront payment upon execution of the agreement. In addition, if we succeed in developing and commercializing products containing compounds active against CCR2, CB2 and SSTR4, as applicable, we may owe BI up to the following total payments (i) for CCR2, $103 million for regulatory milestones and $240 million for commercial milestones, (ii) for CB2, $97 million for regulatory milestones and $180 million for commercial milestones, and (iii) for SSTR4, $97 million for regulatory milestones and $180 million for commercial milestones.

BI is entitled to receive low single-digit to low teens percentage royalties on global annual net sales of products calculated on a country-by-country and product-by-product basis. Our royalty obligations to BI will expire on a country-by-country and product-by-product basis upon the later of (a) the date on which such product is no longer covered by a valid claim of an assigned patent, (b) the date on which such product is no longer covered by any other governmental grant of exclusivity in such country in the indication, or (c) 10 years from first launch of the respective product in the country, provided the licensed know-how is still proprietary. Scheduled expiration dates of assigned patents for CNTX-0290, CNTX-6016, and CNTX-6970 are as set forth above under the caption “Intellectual Property.”

Under the BI Agreement, we may sublicense the licensed rights to third parties, subject to BI’s prior written consent, and provided that the sublicense agreement is consistent with the terms of the BI Agreement. Should we enter into a sublicense agreement, we remain responsible for paying any amounts due on account of sales or other dispositions of the compounds and products by sublicensees.

Pursuant to the BI Agreement, we have control of patent prosecution, defense, and maintenance of the assigned patents. If we cease payment for patent prosecution of an assigned patent, BI has the right to request cost-free assignment and transfer of the assigned patent. We have the primary right, but not obligation, to take action in the prosecution or prevention of any infringement by a third party of the assigned patent rights. If three months after either party becomes aware of an infringement we have not obtained a discontinuance of the infringement or filed an infringement lawsuit, BI will have the right, but not the obligation, to take action in the prosecution or prevention of the infringement.

Pursuant to the BI Agreement, in the event that an affiliate, a sublicensee, or we begin clinical trials or commercialize a competing product that modulates as its primary mechanism of action the same target as a product containing the CCR2, CB2 and SSTR4 compounds and is developed for the treatment or prevention of pain in humans or animals, BI will have the right to terminate our exclusivity of the license so that we retain a non-exclusive right to the know-how. BI will also have the right to obtain a perpetual license-back to the assigned patents to independently exploit the products and we will grant BI a license to use any results from our independent exploitation of the compounds and products.

The agreement will expire on a country-by-country and product-by-product basis on the expiration of our last payment obligation. Prior to the expiration date, we may terminate the BI Agreement with written notification to BI. Additionally, prior to the expiration date, we or BI may terminate the BI Agreement if the other party materially breaches or defaults on its obligations under the agreement and does not cure within a specified period of time, such material breach to include our obligations to use commercially reasonable efforts to develop and commercialize products under the BI Agreement. Subject to possible further adjustments if agreed to by BI, the BI Agreement currently requires that the Company commence a Phase 1 trial for CNTX-6016 in early 2019, which was achieved in late 2018, and later conduct a Phase 2a trial for CNTX-6970. If we terminate the BI Agreement for convenience or if BI terminates it due to our uncured material breach, we will no longer have any rights to the patents assigned to us by BI under the BI Agreement and ownership of those patents will transfer back to BI. We will also be obligated to transfer to BI, at its request, all development data and regulatory documentation, approvals and agreements related to the product(s) that are the subject of the BI Agreement, as well as grant to BI a non-exclusive license to use certain of our intellectual property as may be necessary for the continued development, manufacture and/or commercialization of such product(s). Upon expiration of the BI Agreement, we will retain a perpetual, fully paid-up, non-exclusive and cost-free right to use the licensed know-how solely for the products, on a country-by-country and product-by-product basis.

Collaboration and License Agreement with Eli Lilly and Company for SSTR4 Agonists

In May 2019, we entered into, and in July 2019, we closed, the Lilly License with Lilly. Under the Lilly License, we granted Lilly an exclusive (even as to us), worldwide, royalty-bearing, sublicensable license under certain patents, patent applications and know-how controlled by us to research, develop, register, make

(including formulate), have made, commercialize, or otherwise exploit products containing certain SSTR4 agonists, including CNTX-0290, for the treatment of chronic pain associated with inflammatory, neuropathic, and mixed pain conditions.

As between Lilly and us, Lilly has the sole responsibility, discretion and authority to develop the licensed products, except that we may be responsible for certain development activities specified in an agreed-upon development plan solely if the parties agree we should conduct any such activities. Lilly is required to use commercially reasonable efforts to develop the licensed products. Lilly also has the sole right and responsibility to commercialize the licensed products and is required to use commercially reasonable efforts to do so. Lilly granted us an option to negotiate for co-promotion of the licensed products in the United States that we may exercise upon fulfilling certain prerequisites. Lilly shall be solely responsible for the filing, prosecution, enforcement and defense of any licensed patent rights and patent rights jointly developed under the Lilly License.

As consideration for the licensed rights under the Lilly License, Lilly made an upfront payment to us of $47.5 million on July 26, 2019 (which yielded net proceeds of $46.4 million, after the payment of certain expenses) and agreed to make potential development and regulatory milestone payments up to $575.0 million. If the licensed products are successfully commercialized, we would be eligible for up to $375.0 million, if achieved, in potential sale milestones and tiered royalties of percentages ranging from the high-single digits to mid-teens based on sales. After giving effect to the BI Agreement, we could receive net royalties ranging from low-single to mid-single digit percentages. In addition, any payment made by Lilly to us under the Lilly License is subject to a 2.0% broker’s fee.

If, prior to the third anniversary of the effective date of the Lilly License, Lilly develops a small molecule product outside the scope of the Lilly License (irrespective of whether any of our patents, patent applications or know-how licensed by us to Lilly are used in connection with such development) that modulates SSTR4 as its primary mechanism of action and that is developed for the treatment or prevention of chronic pain associated with inflammatory, neuropathic and mixed pain conditions, we may elect to convert the exclusive license in the Lilly License to a non-exclusive license and to independently exploit the licensed products. If we make such election, we and our sublicensees will be required to make low single-digit percentage royalty payment to Lilly on net sales of such licensed products.

The Lilly License will expire on a country-by-country, licensed product-by-licensed product basis upon the latest of (1) such licensed product no longer being covered by a valid claim in such country, (2) expiration of all regulatory exclusivity periods for such licensed product in such country, and (3) a specified period after the first commercial sale of such licensed product in such country. Lilly has the right to terminate the Lilly License without cause upon a 90-day prior written notice. We have the right to terminate the Lilly License if Lilly or its affiliates commence any action against us to declare or render any claim of the licensed patents rights invalid or unenforceable. Either party may terminate the Lilly License for the other party’s material breach uncured within ninety (90) days or if the other party becomes insolvent.

If the Lilly License is terminated by Lilly without cause or by us for Lilly’s material breach, we may elect to have Lilly transfer the terminated products to us, including any associated regulatory filings and clinical trials, for us to continue the development and commercialization of such terminated products. If we make such election, we will be required to obtain any third party rights licensed by Lilly if we want to continue to develop and commercialize such terminated products and make low single-digit percentage royalty payment to Lilly on net sales of such terminated products.

Commercial Operations

We currently have no marketing and sales organization. We have retained global rights to all of our product candidates, and, if one of our product candidates is approved by the FDA, expect to access the market in the United States through a specialty pain-focused sales force. We expect that our sales force will be supported by sales management, internal sales support, an internal marketing group and distribution support. We intend to invest in our commercial capabilities prudently by focusing our marketing efforts on the physician subspecialties that treat patients with chronic pain. These physicians include, but are not limited to, pain management specialists, rheumatologist, orthopedic surgeons and sports medicine physicians. We will also evaluate licensing and partnering with third parties to help us reach other sales channels and geographic markets outside of the United States.

Government Regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs, such as those we are developing. These agencies, and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates.

U.S. Government Regulation of Drug Products

In the United States, the FDA regulates drugs under the FDCA and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of pre-clinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin;

•	approval by an IRB at each clinical site before each trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with GCP requirements to establish the safety and efficacy of the proposed drug product for each indication;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees and securing FDA and approval of the NDA; and

•	compliance with any post-approval requirements, including the potential requirement to implement a REMS and the potential requirement to conduct post-approval studies.

Pre-clinical Studies

Pre-clinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the pre-clinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some pre-clinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence. Clinical holds also may be imposed by the FDA at any time before or during clinical trials, due to safety concerns about on-going or proposed clinical trials, or non-compliance with specific FDA requirements, and the trials may not begin or continue until the FDA notifies the sponsor that the hold has been lifted.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their www.clinicaltrials.gov website. The information contained in, or accessible through, this website does not constitute a part of this prospectus. We have included this website address in this prospectus solely as an inactive textual reference.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

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Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

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Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Post-approval trials, sometimes referred to as Phase 4 trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and non-clinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

United States Review and Approval Process

The results of product development, pre-clinical and other non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.

After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 trial or other significant and time-consuming requirements related to clinical trials, non-clinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA or, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a sponsor to conduct Phase 4 testing, which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized. The FDA may also place other conditions on approval including the requirement for REMS, to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Marketing approval may be withdrawn for non-compliance with regulatory requirements or if problems occur following initial marketing.

The FDASIA, made permanent the Pediatric Research Equity Act, or PREA, which requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including Fast Track Designation, accelerated approval, priority review, and breakthrough therapy designation, which are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

To be eligible for a Fast Track Designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. The FDA may review sections of the NDA for a fast track product on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

The FDA may give a priority review designation to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. Under the new PDUFA agreement, these six and ten month review periods are measured from the “filing” date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission. Most products that are eligible for Fast Track Designation are also likely to be considered appropriate to receive a priority review.

In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug may be subject to accelerated withdrawal procedures.

Moreover, under the provisions of the FDASIA, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user program fee requirements for any marketed products.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval of a drug or medical device is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs or devices may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee. A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

The Hatch-Waxman Amendments

The Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, added two pathways for FDA drug approval. First, the Hatch-Waxman amendments authorized the FDA to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from trials not conducted by or for the applicant and for which the applicant has not obtained a right of reference from the data owner. The applicant may rely upon the FDA’s findings of safety and efficacy for an approved product that acts as the “listed drug.” The FDA may also require 505(b)(2) applicants to perform additional studies or measurements to support the change from the listed drug. The FDA may then approve the new product candidate for all, or some, of the label indications for which the branded reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

Second, the Hatch-Waxman amendments to the FDCA also established a statutory procedure for submission and FDA review and approval of abbreviated new drug applications, or ANDAs, for generic versions of branded drugs previously approved by the FDA (such previously approved drugs are referred to as “listed drugs”). An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. Premarket applications for generic drugs are termed abbreviated because they generally do not include pre-clinical and clinical data to demonstrate safety and effectiveness. However, a generic manufacturer is typically required to conduct bioequivalence studies of its test product against the listed drug. The bioequivalence studies for orally administered, systemically available drug products assess the rate and extent to which the API is absorbed into the bloodstream from the drug product and becomes available at the site of action. Bioequivalence is established when there is an absence of a significant difference in the rate and extent for absorption of the generic product and the listed drug. For some drugs, other means of demonstrating bioequivalence may be required by the FDA, especially where rate and/or extent of absorption are difficult or impossible to measure. The FDA will approve the generic product as suitable for an ANDA application if it finds that the generic product does not raise new questions of safety and effectiveness as compared to the innovator product. A product is not eligible for ANDA approval if the FDA determines that it is not bioequivalent to the referenced innovator drug, if it is intended for a different use, or if it is not subject to an approved Suitability Petition.

In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to list with the FDA certain patents whose claims cover the applicant’s product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in the Orange Book. Any applicant who files an ANDA seeking approval of a generic equivalent version of a drug listed in the Orange Book or a 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA that (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a paragraph IV certification. A notice of the paragraph IV certification must be provided to each owner of the patent that is the subject of the certification and to the holder of the approved NDA to which the ANDA or 505(b)(2) application refers. The applicant may also elect to submit a “section viii” statement certifying that its proposed label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent.

If the reference NDA holder and patent owners assert a patent challenge directed to one of the Orange Book listed patents within 45 days of the receipt of the paragraph IV certification notice, the FDA is prohibited from approving the application until the earlier of 30 months from the receipt of the paragraph IV certification expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the applicant. The ANDA or 505(b)(2) application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the branded reference drug has expired.

Marketing Exclusivity

Market exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or a NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.

U.S. Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any therapeutic product candidate for which we may seek regulatory approval. Sales in the United States will depend in part on the availability of adequate financial coverage and reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, as well as managed care organizations and private health insurers. Prices at which we or our customers seek reimbursement for our therapeutic product candidates can be subject to challenge, reduction or denial by payors.

The process for determining whether a payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be available. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for marketing, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of any products, which would be in addition to the costs expended to obtain regulatory approvals. Third-party payors may not consider our product candidates to be medically necessary or cost-effective compared to other available therapies, or the rebate percentages required to secure favorable coverage may not yield an adequate margin over cost or may not enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of drug product candidates, restrict or regulate post-approval activities, and affect the profitable sale of drug product candidates.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things: (i) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (ii) established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs; (iii) expanded the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; (iv) increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; (v) expanded the eligibility criteria for Medicaid programs; (vi) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and (vii) established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drugs.

Some of the provisions of the ACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2020 contains further drug price control measures. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

U.S. Healthcare Fraud and Abuse Laws and Compliance Requirements

Federal and state healthcare laws and regulations restrict business practices in the pharmaceutical industry. The U.S. laws that may affect our ability to operate include:

•

the federal Anti-Kickback Statute, which prohibits, among other things, persons from soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

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the federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

•	HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•

HIPAA, as amended by the federal Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•

the federal Physician Payments Sunshine Act, which among other things requires certain manufacturers of drugs, devices, and biologics, that are reimbursable by a federal healthcare program to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members; and

•	similar federal laws and state law equivalents of each of the above federal laws.

Regulation Outside the United States

To the extent that any of our product candidates, once approved, are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.

In order to market our future products in the EEA and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

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the Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the EMA and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced therapy products, and medicinal products containing a new active substance indicated for the treatment certain diseases, such as AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU; and

•

National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and Marketing Exclusivity

In the EEA, new products authorized for marketing, or reference products, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The 10-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. In Japan, medicinal products approved for administration to a patient via a new route of administration qualify for six years of market exclusivity.

Pediatric Investigation Plan

In the EEA, MAAs for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the EU and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension.

Orphan Drug Designation

In the EEA, a medicinal product can be designated as an orphan drug if its sponsor can establish that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or that the product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Community and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition.

In the EEA, an application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, the EMA or the member state competent authorities, cannot accept another application for a marketing authorization, or grant a marketing authorization, for a similar medicinal product for the same indication. The period of market exclusivity is extended by two years for medicines that have also complied with an agreed PIP.

This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example because the product is sufficiently profitable not to justify market exclusivity. Market exclusivity can be revoked only in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product, demonstration of “clinical superiority” by a similar medicinal product, or, after a review by the Committee for Orphan Medicinal Products, requested by a member state in the fifth year of the marketing exclusivity period (if the designation criteria are believed to no longer apply). Medicinal products designated as orphan drugs pursuant are eligible for incentives made available by the EU and its Member States to support research into, and the development and availability of, orphan drugs.

Clinical Trials

Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on GCPs. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products. If the sponsor of the clinical trial is not established within the European Union, it must appoint an entity within the European Union to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU countries, the sponsor is liable to provide “no fault” compensation to any study subject injured in the clinical trial.

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an IEC. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorization applications must be submitted to the competent authority in each EU

Member State in which the trial will be conducted. Under the new Regulation on Clinical Trials, which is currently expected to take effect in 2019, there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.

Employees

As of September 30, 2019, we had 24 full-time employees, including a total of six employees with M.D., Sc.D. or Ph.D. degrees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

Our principal facilities consist of office space. We occupy approximately 11,486 square feet of office space in Boston, Massachusetts under a lease that currently expires in 2024.

Corporate Information

We were incorporated under the laws of the State of Delaware in February 2013.

Legal Proceedings

On July 2, 2019, Kala International Investment Co., Ltd., a holder of shares of our preferred stock, filed a complaint against us in the Court of Chancery in the State of Delaware (Kala Int’l Investment Co., Ltd v. Centrexion Therapeutics Corp., Case No. 2019-0517-JTL (Del. Ch. filed Jul. 2, 2019)). The complaint sets forth certain claims under the Delaware General Corporation Law and seeks specific performance with respect to the payment of a dividend of 643,531 shares of our common stock that such holder has alleged is accrued and payable. We intend to vigorously defend ourselves in this matter. In addition, we believe that the number of shares of our common stock set forth in the complaint as being allegedly payable does not give effect to the 1-for-6.245 reverse split of our common stock, which became effective on November 2, 2018.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of December 23, 2019.

Name	Age	Position
Executive Officers
Jeffrey B. Kindler	64	Chief Executive Officer and Director
James N. Campbell, M.D.	71	President, Chief Scientific Officer and Director
Randall Stevens, M.D.	63	Executive Vice President, Chief Medical Officer
Andrew Partridge	51	Executive Vice President, Chief Commercial Officer
Michael Ward	47	Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Peter Hanson, DVM, Ph.D.	56	Executive Vice President, Chief Development Operations Officer
Directors
Sol J. Barer, Ph.D.(2)	72	Chairman of the Board of Directors
Hongbo Lu, Ph.D.	48	Director
Daniel N. Mendelson(1)(3)	55	Director
Sara Nayeem, M.D.(2)(3)	42	Director
Arnold L. Oronsky, Ph.D.(1)(2)	80	Director
Joseph R. Swedish(1)(3)	68	Director
Shawn Tomasello(2)(3)	61	Director
Stella Xu, Ph.D.(1)	49	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers and Key Employees

Jeffrey B. Kindler has served as our Chief Executive Officer and a member of our board of directors since 2013. Since 2012, Mr. Kindler has been a venture partner at Lux Capital Management LLC, a venture capital firm. He is also a managing director at Starboard Capital Partners LLC, a private equity firm, and provides consulting services to MacAndrew & Forbes. Mr. Kindler’s current roles at public companies are the executive chairman and director of vTv Therapeutics Inc., a development stage biopharmaceutical company; a director at Intrexon Corporation, a synthetic biology company; a director at Perrigo Company plc, a healthcare company; and a director at Siga Technologies, Inc., a developer of antiviral therapeutics. He also serves on the boards of directors of a number of other privately held companies. Previously, Mr. Kindler was chairman and Chief Executive Officer of Pfizer Inc. from 2006 to 2010, and vice chairman and Executive Vice President from 2002 to 2006. He was also President of Partner Brands, Executive Vice President and General Counsel at McDonald’s Corporation, and Vice President of Litigation and Legal Policy at General Electric Company. In addition, Mr. Kindler serves as global chair of the GLG Institute, a membership-based learning community for leading executives. He also served on President Barack Obama’s Management Advisory Board and on the board of trustees of Tufts University. Mr. Kindler received his J.D. from Harvard Law School in 1980, and his B.A. from Tufts University in 1977. We believe that Mr. Kindler’s significant experience with public companies, including pharmaceutical companies, qualifies him to serve as a member of our board of directors.

James N. Campbell, M.D. has served as our President, Chief Scientific Officer, and a member of our board of directors since 2013. Dr. Campbell is Professor Emeritus of neurosurgery at Johns Hopkins University School of Medicine. Dr. Campbell co-founded Amplimmune, Inc. (which was acquired by AstraZeneca plc) and

CNS Therapeutics Inc. (which was acquired by Covidien plc). Previously, he served as Chief Executive Officer at Vallinex, Inc., a pain therapeutics company, and Arcion Therapeutics, Inc., also a pain therapeutics company. In addition, he served as Executive-in-Residence at InterWest Partners, a California based venture firm, and for several years also served as a consultant. Dr. Campbell received his M.D. from Yale University and his B.A. in psychology from the University of Michigan. We believe that Dr. Campbell’s significant experience with biotechnology companies and his medical expertise qualify him to serve as a member of our board of directors.

Randall Stevens, M.D. has served as our Chief Medical Officer since April 2015 and Executive Vice President since October 2018. Dr. Stevens is a board-certified internist and rheumatologist with more than 25 years of experience in pharmaceutical medicine. From August 2007 to April 2015, he served as the corporate vice president, head of inflammation and immunology clinical development for Celgene Corporation, a pharmaceutical company. Earlier in his career, Dr. Stevens spent 11 years at F. Hoffmann La Roche Inc. where he was a global leader in inflammation and immunology clinical research. Additionally, he has been a clinical professor of medicine at Robert Wood Johnson School of Medicine since 1990 and a board member for Outcome Measures Rheumatic Clinical Trials since 2007. He holds a B.A. in chemistry and Spanish, and an M.D. from Case Western Reserve University School of Medicine.

Andrew Partridge has served as our Executive Vice President, Chief Commercial Officer since November 2018. From 2013 to November 2018, Mr. Partridge served as senior vice president and regional head of North America Commercial at Vertex Pharmaceuticals. From 2003 to 2013 he worked at Amgen, serving as the executive director of sales, oncology business unit in the United States. Prior to Amgen, he held positions of increasing responsibility at Roche and Schering-Plough. Mr. Partridge received a Higher National Diploma in Medical Laboratory Sciences at Birmingham City University in the United Kingdom.

Michael Ward has served as our Chief Financial Officer, Executive Vice President, Treasurer and Secretary since December 2019. Previously, he served as Chief Financial Officer of Bionano Genomics, Inc., a life science company, from May 2018 to December 2019, after previously serving as Chief Business Officer from July 2017 to May 2018 and Vice President, Corporate Development from April 2014 to July 2017. Prior to Bionano Genomics, Mr. Ward served as a Director and Vice President of the Private Equity and Venture Capital Investment team of Lurie Investment Fund from September 2009 to September 2013,. In addition, Mr. Ward previously served in investment banking positions at Leerink Partners, BMO Capital Markets, Dresdner Kleinwort Wasserstein, Prudential Securities and Credit Suisse. Mr. Ward is also a member of the board of directors of CytoPherx, Inc., a private medical device company, and has previously served on the boards of directors of other public and private companies. Mr. Ward has over 20 years of experience in the areas of investment banking, private equity and venture capital in the life sciences industry. Mr. Ward received his B.S. in finance from the University of Illinois.

Peter Hanson, DVM, Ph.D. has served as our Chief Development Operations Officer since 2014 and Executive Vice President since October 2018. He is a Diplomate of the American College of Veterinary Surgeons with more than 20 years of experience in pharmaceutical medicine. Prior to joining us, Dr. Hanson was the head of research and development and medical affairs for Abbott Animal Health Inc. From 1996 to 2012, he worked at Merial Ltd., a global animal health company, serving as the global head, project and portfolio management, the head of pharmaceutical R&D and the executive director, pharmaceutical R&D projects. Dr. Hanson holds a B.A. in biology and a D.V.M. from the University of Minnesota. He also holds a residency certificate, an M.S. and Ph.D. in veterinary science from the University of Wisconsin-Madison.

Non-Employee Directors

Sol J. Barer, Ph.D. has served as our chairman and a member of our board of directors since 2013. Since 1987, Dr. Barer has served as managing partner at SJ Barer Consulting, LLC, a consulting firm, and a member at Barer & Son Capital LLC, an investment firm. He is also an advisor to the Israel Biotechnology Fund, an investor in Israeli-based biotech companies. He is also the Founding Chair of the Hackensack Meridian Health

Center for Discovery & Innovation. Dr. Barer’s current roles at public companies are chairman and director of Edge Therapeutics, Inc., Teva Pharmaceutical Industries Limited, and Aevi Genomic Medicine, Inc., and lead independent director of ContraFect Corporation. Dr. Barer previously served as chairman and director of InspireMD, Inc. from 2011 to 2017, and as a director of Amicus Therapeutics, Inc. from 2009 to 2017 and Aegerion Pharmaceuticals, Inc. from 2011 to 2016. From 1987 to 2011, Dr. Barer held various leadership positions at Celgene Corporation, a global biopharmaceutical company. He was chairman from January 2011 until June 2011, executive chairman from June 2010 until January 2011, and chairman and Chief Executive Officer from May 2006 until June 2010. He was also President from 1993, and Chief Operating Officer from 1994, in each case until May 2006. Dr. Barer was the founder of the biotechnology group at the Celanese Research Company that was subsequently spun off as Celgene Corporation. Dr. Barer received his Ph.D. in organic and physical chemistry from Rutgers University and his B.S. in chemistry from Brooklyn College of the City University of New York. We believe that Dr. Barer’s significant scientific, executive and board leadership experience in the biopharmaceutical industry qualifies him to serve as a member of our board of directors.

Hongbo Lu, Ph.D. has served as a member of our board of directors since March 2019. Dr. Lu currently serves as a Managing Partner at Lilly Asia Ventures, a biomedical venture capital firm. Prior to joining Lilly Asia Ventures, Dr. Lu served as a Managing Director at OrbiMed Advisors, a healthcare venture capital firm, from June 2011 to September 2016. Previously, Dr. Lu was a Principal and an equity analyst at Piper Jaffray & Co. from June 2006 until May 2011. Dr. Lu currently serves as a director of Avedro, Inc., a pharmaceutical and medical device company, as well as a director of several private companies. Previously, Dr. Lu served as a director of Turning Point Therapeutics, Inc., a biopharmaceutical company, from 2017 to May 2019, Crown Bioscience, Inc. from 2012 until 2018, Echosens SAS, a high-technology company specializing in hepatology products and services, from 2014 until 2018 and PharmAbcine, Inc. from 2012 until 2016. Dr. Lu received a Ph.D. in Bioengineering from the University of Washington, an M.B.A. from the Haas School of Business at the University of California, Berkeley and a B.S./M.S. in Materials Science and Engineering from Tsinghua University in China. We believe that her extensive investor and board experience in the biopharmaceutical and life sciences industries qualifies her to serve as a member of our board of directors.

Daniel N. Mendelson has served as a member of our board of directors since August 2018. Mr. Mendelson is the founder of Avalere Health LLC, a strategic advisory company focused on solving complex healthcare problems, which he founded in 2000 and sold to Inovalon Holdings in 2015. Prior to founding Avalere, Mr. Mendelson served as Associate Director of Health at the White House Office of Management and Budget (OMB) from 1998 to 2000, where he was responsible for Medicare, Medicaid, discretionary budgetary policy, and the implementation of the Balanced Budget Act healthcare provisions during the Clinton Administration. Prior to joining OMB, Mr. Mendelson was Senior Vice President of The Lewin Group and Director of the Medical Technology practice. Mr. Mendelson currently serves on the boards of Champions Oncology, Inc., a service provider to pharmaceutical and biotechnology companies, and Audacious Inquiry, a health information technology company, and previously served on the boards of Coventry Healthcare (which was sold to Aetna in 2013), PharMerica Corporation and HMS Holdings Corp. He holds an undergraduate degree in economics and viola performance from Oberlin College, and an M.P.P. from the Kennedy School of Government at Harvard University. We believe that his business experience in healthcare companies and experience in government and business administration education qualify him to serve as a member of our board of directors.

Sara Nayeem, M.D. has served as a member of our board of directors since 2017. Dr. Nayeem joined New Enterprise Associates LLC, a venture capital firm, in 2009 and has served as a partner since 2015. Dr. Nayeem currently serves as a director of several private companies, including Tiburio Therapeutics, Inc., Cydan Development Inc., Imara Inc., Complexa Inc. and BioHealth Innovation Inc. Previously, she served on the board of Mersana Therapeutics, Inc. and Vtesse, Inc. (which was acquired by Sucampo). Prior to joining New Enterprise Associates, Dr. Nayeem was an Associate with Merrill Lynch’s Global Healthcare Group, where she advised biotechnology, pharmaceutical and medical device companies on numerous mergers, acquisitions and financing transactions. Dr. Nayeem received her M.D. and M.B.A. from Yale University, and her B.A. in biology from Harvard University. We believe that Dr. Nayeem’s experience working with biopharmaceutical companies and her scientific expertise qualify her to serve as a member of our board of directors.

Arnold L. Oronsky, Ph.D. has served as a member of our board of directors since 2013. Since 1994, Dr. Oronsky has been a managing director of InterWest Partners, a California based venture firm, where he is now a senior partner. Prior to joining InterWest, Dr. Oronsky was vice president for discovery research at the Lederle Laboratories division of American Cyanamid Company. Dr. Oronsky is a senior lecturer in the Department of Medicine at The Johns Hopkins Medical School. Dr. Oronsky’s current roles at public companies are chairman and director of Dynavax Technologies Corporation, and director of KalVista Pharmaceuticals, Inc. and Tesaro, Inc. Previously, he served as director of MacroGenics, Inc. from 2000 to 2014 and of Applied Genetic Technologies Corporation from 2003 to 2017. Dr. Oronsky received his Ph.D. in immunology from Columbia University and his B.A. from New York University. We believe that his extensive board experience at biotechnology companies and his scientific expertise qualify him to serve as a member of our board of directors.

Joseph R. Swedish has served as a member of our board of directors since June 2018. Mr. Swedish was President and Chief Executive Officer of Anthem, Inc., a large health insurer, from March 2013 to November 2017 and was Chairman from December 2015 to May 2018. Mr. Swedish currently serves as a senior advisor to the board of directors of Anthem. In addition, his current roles at public companies are director of CDW Corporation, an IT provider, director of International Business Machines Corporation, a technology and services company, and director of Mesoblast Limited, a biotech company. He also serves as director of Proteus Digital Health, a digital medicines company, and the Chairman of Visitors of Duke University’s Fuqua School of Business. He is also a co-founder and partner at Concord Health Partners, a private equity firm. Previously, Mr. Swedish served as President and Chief Executive Officer of Trinity Health Corporation from 2004 to 2013 and of Centura Health from 1999 to 2004. In addition, Mr. Swedish served as director of Coventry Health Care, Inc. from 2010 to February 2013, and of the Blue Cross Blue Shield Association, the National Institute for Health Care Management, and the Central Indiana Corporate Partnership, each through November 2017. He also served as chair of the Catholic Health Association and America’s Health Insurance Plans and on the board of Loyola University Chicago. Mr. Swedish earned a bachelor’s degree in healthcare administration and management from the University of North Carolina at Charlotte and a master’s degree in the same from Duke University. We believe that his extensive board and leadership experience in the healthcare industry qualifies him to serve as a member of our board of directors.

Shawn Tomasello has served as a member of our board of directors since 2017. Ms. Tomasello was the Chief Commercial Officer of Kite Pharma, Inc. (which was acquired by Gilead Sciences, Inc. in August 2017) from December 2015 to July 2018. She is currently a director of Principa Biopharma Inc., a biopharmaceutical company, Diplomat Pharmacy, Inc., a specialty pharmacy services provider, Mesoblast Limited, a biotech company, UroGen Pharma Ltd., a biopharmaceutical company, and Gamida-Cell Ltd., a biopharmaceutical company. She also serves as director of Oxford BioTherapeutics Limited, a private oncology company. Previously, Ms. Tomasello served as founder and Chief Executive Officer of Shawn Tomasello Consulting LLC from August to December 2015 and as the Chief Commercial Officer of Pharmacyclics LLC (which was acquired by Abbvie, Inc. in 2015) from August 2014 to July 2015. Between April 2005 to August 2014, Ms. Tomasello was employed at Celgene Corporation, initially as the Vice President, Sales and Training, and then as President of the Americas, Hematology and Oncology. Prior to that, Ms. Tomasello held positions at Genentech, Inc., Pfizer Laboratories, Miles Pharmaceuticals and The Proctor & Gamble Company. Ms. Tomasello received her B.S. in marketing from the University of Cincinnati and her M.B.A. from Murray State University. We believe that Ms. Tomasello’s considerable experience in drug commercialization, operation and executive management qualifies her to serve as a member of our board of directors.

Stella Xu, Ph.D. has served as a member of our board of directors since January 2018. Dr. Xu currently serves as a director of NextCure, Inc., a biopharmaceutical company, as well as a director of several private companies, including Tempest Therapeutics, Inc., Zidan Medical, Inc. and Walking Fish Therapeutics, Inc. Dr. Xu previously served as a director of ARMO BioSciences, Inc. prior to its acquisition by Eli Lilly. Since August 2017, Dr. Xu has been a managing director of Quan Capital, a life sciences venture fund with offices in China and the United States. Previously, Dr. Xu was Vice President and site head of Roche Innovation Center Shanghai, and a member of the global management team for Roche’s Immunology, Inflammation & Infectious

Diseases Discovery and Translation Area beginning in September 2012. Dr. Xu joined Roche from McKinsey & Company, a consultancy. Dr. Xu received her Ph.D. in immunology from Northwestern University, and her B.S. in biophysics from Peking University. We believe that her extensive, global experience in the development and commercialization of innovative therapies qualifies her to serve as a member of our board of directors.

Board Composition and Election of Directors

Director Independence

Our board of directors currently consists of ten members. Our board of directors has determined that, of our ten directors, Sol J. Barer, Ph.D., Hongbo Lu, Ph.D., Daniel N. Mendelson, Sara Nayeem, M.D., Arnold L Oronsky, Ph.D., Joseph R. Swedish, Shawn Tomasello and Stella Xu, Ph.D. do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of The Nasdaq Stock Market LLC, or Nasdaq. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our restated certificate of incorporation that will go into effect upon the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be , , and , and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be , and , and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be , and , and their terms will expire at the third annual meeting of stockholders following this offering.

Our restated certificate of incorporation that will go into effect upon the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.

Board Leadership Structure

Our board of directors is currently chaired by Sol J. Barer, Ph.D. Our corporate governance guidelines provide that, if the chairman of the board is a member of management or does not otherwise qualify as independent, the independent directors of the board may elect a lead director. The lead director’s responsibilities include, but are not limited to: presiding over all meetings of the board of directors at which the chairman is not present, including any executive sessions of the independent directors; approving board meeting schedules and agendas; and acting as the liaison between the independent directors and the chief executive officer and chairman of the board. Our corporate governance guidelines further provide the flexibility for our board of directors to modify our leadership structure in the future as it deems appropriate.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through committee reports about such risks.

Board Committees

Our board of directors has established three standing committees—audit, compensation and nominating and corporate governance—each of which operates under a charter that has been approved by our board of directors. Upon our listing on The Nasdaq Global Select Market, each committee’s charter will be available under the Corporate Governance section of our website at www.centrexion.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Audit Committee

The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	meeting independently with our internal auditing staff, if any, registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by Securities Exchange Commission, or SEC, rules.

The members of our audit committee are Daniel N. Mendelson, Arnold L. Oronsky, Ph.D., Joseph R. Swedish and Stella Xu, Ph.D. Mr. Swedish serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable listing rules of Nasdaq (the “Nasdaq rules”). Our board of directors has determined that Messrs. Mendelson and Swedish, and Drs. Oronsky and Xu meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable Nasdaq rules. Our board of directors has determined that Mr. Swedish is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules.

Compensation Committee

The compensation committee’s responsibilities include:

•	reviewing and approving, or recommending for approval by the board of directors, the compensation of our CEO and our other executive officers;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” to the extent required; and

•	preparing the annual compensation committee report required by SEC rules, to the extent required.

The members of our compensation committee are Sol J. Barer, Ph.D., Sara M. Nayeem, M.D., Arnold L. Oronsky, Ph.D. and Shawn Tomasello. Dr. Barer serves as the chairperson of the committee. Our board of directors has determined that each of Drs. Barer, Nayeem and Oronsky and Ms. Tomasello is independent under the applicable Nasdaq rules, including the Nasdaq rules specific to membership on the compensation committee, and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become board members;

•	recommending to our board of directors the persons to be nominated for election as directors and to each board committee;

•

developing and recommending to our board of directors corporate governance guidelines, and reviewing and recommending to our board of directors proposed changes to our corporate governance guidelines from time to time; and

•	overseeing a periodic evaluation of our board of directors.

The members of our nominating and corporate governance committee are Daniel N. Mendelson, Sara Nayeem, M.D., Joseph R. Swedish and Shawn Tomasello. Mr. Mendelson serves as the chairperson of the committee. Our board of directors has determined that each of Messrs. Mendelson and Swedish, Dr. Nayeem and Ms. Tomasello are independent under the applicable Nasdaq rules.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee is or has been our current or former officer or employee. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee during the fiscal year ended December 31, 2017.

Code of Ethics and Code of Conduct

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon our listing on The Nasdaq Global Select Market, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.centrexion.com. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq rules concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2018 Summary Compensation Table” below. In 2018, our “named executive officers” and their positions were as follows:

•	Jeffrey B. Kindler, Chief Executive Officer;

•	Andrew Partridge, Chief Commercial Officer; and

•	B. Nicholas Harvey, Chief Financial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2017 and December 31, 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Jeffrey B. Kindler	2018	362,037		251,370	326,000	531,277	(3)	1,470,684
Chief Executive Officer	2017	351,689		170,447	351,689	357		874,182

Andrew Partridge	2018	50,769	75,000	1,837,202	365,167	188		2,328,326
Chief Commercial Officer(5)

B. Nicholas Harvey	2018	151,442		1,248,501	70,442	656	(4)	1,471,040
Chief Financial Officer(6)

(1)

Amounts reflect the aggregate date fair value of options granted during the applicable year, computed in accordance with ASC Topic 718. We provide information regarding the assumptions used to calculate the value of all stock option awards made to named executive officers in Note 10 to the financial statements included in this prospectus.

(2)	Amounts reflect the annual performance bonus earned in the applicable year and paid in the following year.
(3)

Consists of $97,277 for travel reimbursements and payments to offset any tax liability Mr. Kindler incurred as a result of such expenses, as well as $434,000 for a loan that we had previously made to Mr. Kindler and subsequently forgave in 2018. For more information, see “—Other Elements of Compensation: Employee Benefits and Perquisites—Narrative to 2018 Summary Compensation Table.”

(4)	Consists of allowance for cellular telephone service
(5)	Mr. Partridge became our Chief Commercial Officer on November 8, 2018.
(6)	Mr. Harvey became our Chief Financial Officer on July 30, 2018.

NARRATIVE TO SUMMARY COMPENSATION TABLE

Annual Base Salaries

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. The 2018 and 2019 annual base salaries for our named executive officers, which were effective as of January 1 of the applicable year, are as follows:

Name	2018 Annual Base Salary ($)	2019 Annual Base Salary ($)
Jeffrey B. Kindler	362,240	465,000
Andrew Partridge	400,000	412,000
B. Nicholas Harvey	375,000	386,000

Annual Performance-Based Incentive Opportunity

In addition to base salaries, our named executive officers are eligible to receive annual performance-based incentives which are designed to motivate our executives to achieve corporate goals and to reward our executives for their contributions towards achievement of these goals. The annual performance-based incentive that each named executive officer was eligible to receive in 2018 was generally based on the Company’s achievement of corporate goals and, for Mr. Partridge and Mr. Harvey, the named executive officer’s achievement of individual objectives. The corporate goals constituted 70% of the named executive officer’s target bonus opportunity and the individual goals constituted 30% of the named executive officer’s target bonus opportunity, except that Mr. Kindler’s annual performance-based incentive was based entirely on the Company’s achievement of corporate goals. The annual performance-based incentive payable to Mr. Partridge and Mr. Harvey for 2018 were pro-rated for their partial year of employment. After the end of 2018, the compensation committee reviewed Mr. Kindler’s assessment of corporate and individual performance and, after considering his recommendations, determined the extent to which each goal was achieved.

Mr. Kindler was eligible to receive an annual bonus for 2018 targeted at an amount equal to the greater of 100% of his annual salary and 0.5% of the value of our equity as of the first day of the fiscal year for which the bonus award is made while each of Mr. Partridge and Mr. Harvey was eligible to receive an annual bonus for 2018 with a target amount of up to 50% and 40%, respectively, of their annual base salary. However, there is no guaranteed bonus percentage or amount established for the named executive officers and, as a result, the bonus amounts have varied from year to year based on corporate and individual performance. As determined by our compensation committee, the annual bonus may be payable in the form of cash or equity (including stock options) or a combination thereof, and any such equity will not be subject to a vesting schedule.

In determining the 2018 annual bonuses for our named executive officers, our compensation committee reviewed Mr. Kindler’s assessment of our performance during 2018 and determined that on an overall basis, the Company had made significant progress and achieved certain key corporate goals, taking into account accomplishments related to clinical, regulatory, chemical, manufacturing and control, financing, intellectual property, business development, public and government relations, and scientific presentation objectives. The compensation committee also reviewed Mr. Partridge and Mr. Harvey’s individual performance during 2018, taking into account their efforts with respect to the functional areas that they control. The annual bonuses awarded to each named executive officer for 2018 performance are set forth above in the 2018 Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.” In addition, in connection with his commencement of employment with us, Mr. Partridge was eligible for an additional cash bonus, which we refer to as the Make-Up Bonus. The amount of the Make-Up Bonus was based 75% on the annual cash bonus he would have received in respect of 2018 under the annual cash bonus program of his prior employer had he remained employed with his prior employer through 2018 and 25% on the performance of the Company during the fourth quarter of 2018. In early 2019, our board of directors determined that the amount payable to Mr. Partridge in respect of the Make-Up Bonus was $339,030, which is included in the 2018 Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”

Equity Compensation

We generally offer stock options to our employees, including our named executive officers, as the long-term incentive component of our compensation program. Our stock options generally allow employees to purchase shares of our common stock at a price equal to the fair market value of our common stock on the date of grant, as determined by the board of directors. Our stock options generally vest as to 25% of the underlying shares on the first anniversary of the date of grant and in equal quarterly installments over the following three years, subject to the holder’s continued employment with us. From time to time, our board of directors may also construct alternate vesting schedules as it determines are appropriate to motivate particular employees. Historically, our stock options have been intended to qualify as “incentive stock options” to the extent permitted under the Internal Revenue Code.

The following table sets forth the stock options granted to our named executive officers during 2018 as the long-term incentive component of our compensation program. These options were granted under our 2013 Equity Incentive Plan, which we refer to as the Prior Plan, with exercise prices equal to the fair market value of our common stock on the date of grant, as determined by the board of directors, and subject to our standard vesting schedule described above.

Named Executive Officer	2018 Stock Options Granted
Jeffrey B. Kindler	51,195
Andrew Partridge	262,197
B. Nicholas Harvey	196,284

We intend to adopt the 2020 Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2020 Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such plan by our stockholders. Following the effective date of the 2020 Plan, we will not make any further grants under the Prior Plan. However, the Prior Plan will continue to govern the terms and conditions of the outstanding awards granted under it. For additional information about the 2020 Plan, please see the section titled “Incentive Compensation Plans” below.

Other Elements of Compensation: Employee Benefits and Perquisites

Health/Welfare Plans. During their employment and in accordance with their respective employment arrangements, our named executive officers are eligible to participate in our employee benefit plans and programs, including medical and dental benefits, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans.

Other Expenses: We have agreed to provide Mr. Kindler with an office in Fairfield County, Connecticut and to make other arrangements to reimburse him for use of an office in such area. We have also agreed to reimburse Mr. Kindler for travel from Connecticut to our headquarters in Boston, Massachusetts such that he will have no after-tax cost of such travel. Additionally, in 2018, we agreed to forgive a loan that we had previously made to Mr. Kindler. Mr. Kindler consequently became indebted to us for an amount equal to $189,918.99, which relates to tax withholding amounts due in connection with the loan forgiveness and which was repaid in September 2018. Furthermore, in 2018, we provided each of Messrs. Partridge and Harvey an allowance for cellular telephone services.

Outstanding Equity Awards at 2018 Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2018.

			Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Jeffrey B. Kindler	7/23/14	(1)	48,038	—	$2.03	7/23/24
	2/18/15	(2)	94,874	—	$3.03	2/18/25
	2/18/15	(1)	37,379	2,492	$3.03	2/18/25
	2/11/16	(2)	58,844	—	$4.02	2/11/26
	2/11/16	(1)	24,714	11,234	$4.02	2/11/26
	3/8/17	(2)	65,980	—	$5.54	3/8/27
	3/8/17	(1)	19,615	25,220	$5.54	3/8/27
	4/12/18	(2)	51,195	—	$6.93	4/12/28

Andrew Partridge	10/2/18	(1)	—	262,197	$8.75	10/2/28

B. Nicholas Harvey	8/16/18	(1)	—	196,284	$8.31	8/16/28

(1)

Option to purchase shares of our common stock is eligible to vest as to 25% of such shares on the first anniversary of the grant date and as to the remaining shares in equal quarterly installments over the following three years.

(2)	Option to purchase shares of our common stock were fully vested on date of grant.
(3)

Option to purchase shares of our common stock is eligible to vest as to 25% of such shares on the first anniversary of the vesting commencement date, which is commensurate with each of Mr. Partridge’s and Mr. Harvey’s employment dates, and as to the remaining shares in equal quarterly installments over the following three years.

Employment Arrangements

We have entered into employment agreements or offer letters with Mr. Kindler, Mr. Partridge and Mr. Harvey. The material terms and conditions of these agreements are described below.

Mr. Kindler

We entered into an employment agreement with Mr. Kindler, dated October 8, 2013, pursuant to which we employ Mr. Kindler as our Chief Executive Officer. The employment agreement also provides for Mr. Kindler to serve as a member of our board of directors for as long as he is employed as our Chief Executive Officer. The employment agreement had an initial term of three years, and automatically renews for successive one-year terms unless Mr. Kindler or the Company provides sixty days’ prior written notice to the other party that the agreement shall not be so extended.

The employment agreement entitles Mr. Kindler to an annual bonus targeted at an amount equal to the greater of one hundred percent (100%) of Mr. Kindler’s base salary and one half of one percent (0.5%) of the value of our equity as of the first day of the fiscal year for which the bonus award is made. The actual amount of the bonus will be determined by the board of directors based on its assessment of the performance of Mr. Kindler and that of the Company against established goals determined and agreed to by our board of directors and Mr. Kindler. Mr. Kindler’s current base salary is listed in the table above in the “Narrative to Summary Compensation Table” under the heading “—Annual Base Salaries.” Mr. Kindler is eligible to receive reimbursement for use of an office by him in Fairfield County, Connecticut, and for travel from such area to our headquarters in Boston, Massachusetts and, in all events, a payment to offset any tax liability Mr. Kindler incurs as a result of any reimbursed travel expenses. The employment agreement further provides that Mr. Kindler will accrue up to four weeks of vacation per year.

In the event the Company terminates Mr. Kindler’s employment without “cause” (as such term is defined in his employment agreement) or he resigns for “good reason” (as such term is defined in his employment agreement), subject to his execution of a general release of claims in our favor, Mr. Kindler is entitled to the following termination payments: (a) continuation of base salary for twelve months, which we refer to as the Salary Continuation Period; (b) a monthly payment equal to the monthly cost of continuation of group health plan benefits, less the amount of the monthly premium being paid as of the Date of Termination, until the earlier of: (i) the end of the Salary Continuation Period; or (ii) the date Mr. Kindler becomes eligible for health insurance through another employer; and (c) a pro rata bonus for the fiscal year in which his termination occurs based on the bonus which would have been earned for such year.

In the event the employment of Mr. Kindler is terminated for any other reason, he is entitled to receive all accrued and unpaid base salary and vacation, and, if such termination of employment is the result of death or disability, a pro-rated target bonus for the calendar year in which such termination of employment occurs.

Mr. Kindler has also agreed to refrain from disclosing our confidential information during or at any time following his employment with us and from competing with us or soliciting our employees or customers during his employment and for twelve months following termination of his employment.

Additionally, in 2018, we agreed to forgive a loan that we had previously made to Mr. Kindler. Mr. Kindler consequently became indebted to us for an amount equal to $189,918.99, which relates to tax withholding amounts due in connection with the loan forgiveness and which was repaid in September 2018.

Mr. Partridge

From September 21, 2018 until November 8, 2018, Mr. Partridge provided consulting, advisory and related services to us pursuant to a consulting agreement, and has subsequently been employed by us pursuant to an offer letter agreement that we entered into with him, dated September 19, 2018. The employment of Mr. Partridge is “at will” and the agreement endures until terminated by either party. Under the terms of his agreement, Mr. Partridge is eligible to participate in any annual bonus programs as may be established from time to time by our board of directors. Under such bonus program, for 2018, Mr. Partridge was eligible to receive a target annual bonus of 50% of his annual base salary and a maximum annual bonus of 100% of his annual base salary, prorated for any partial year of employment. Mr. Partridge’s current base salary is listed in the table above in the “Narrative to Summary Compensation Table” under the heading “—Annual Base Salaries.”

Mr. Partridge’s offer letter agreement also entitled him to the Make-Up Bonus, as described above in the “Narrative to Summary Compensation Table” under the heading “—Annual Performance-Based Incentive Opportunity.”

Mr. Partridge’s offer letter agreement entitled him to a sign-on bonus of $75,000, which is repayable by him upon his termination of employment within 18 months following his employment start date unless he is terminated by the Company without “cause” (as such term is defined in his offer letter agreement) or he resigns for “good reason” (as such term is defined in his offer letter agreement). Additionally, subject to Mr. Partridge’s continued employment on the 30th day following the occurrence of an initial public offering or earlier termination of employment without cause or his resignation for good reason, in either case, following the occurrence of an initial public offering, Mr. Partridge is eligible to receive an additional cash bonus of $75,000, which is repayable upon his termination of employment within 18 months following his employment start date unless he is terminated by the Company without cause or he resigns for good reason.

In the event the Company terminates Mr. Partridge’s employment without “cause” (as such term is defined in his offer letter agreement) or he resigns for “good reason” (as such term is defined in his offer letter agreement), subject to his execution of a general release of claims in our favor, Mr. Partridge is entitled to the following termination payments: (a) continuation of base salary for twelve months, which we refer to as the Partridge Salary Continuation Period; (b) a monthly payment equal to the monthly cost of continuation of group health plan benefits, less the amount of the monthly premium being paid as of the Date of Termination, until the earlier of: (i) the end of the Partridge Salary Continuation Period and (ii) the date that the executive becomes eligible for health insurance through another employer or ceases to be eligible for COBRA continuation coverage; and (c) any earned but unpaid bonus for the year prior to the year in which his termination occurs based on the bonus which would have been earned for such year.

If we terminate Mr. Partridge without cause or he resigns for good reason, in either case, within 12 months following a change in control, then (i) for purposes of the severance benefits described above, the Partridge Salary Continuation Period will be increased to eighteen months and (ii) he will be entitled to receive accelerated vesting of all unvested equity or equity-based awards held by him that vest solely based on the passage of time, with any such awards that vest based on the attainment of performance-vesting conditions being governed by the terms of the applicable award agreement.

Mr. Partridge has agreed to refrain from disclosing our confidential information during or at any time following his employment with us and from competing with us or soliciting our employees or customers during his employment and for twelve months following termination of his employment.

Mr. Harvey

We entered into an offer letter agreement with Mr. Harvey, dated July 9, 2018. The employment of Mr. Harvey is “at will” and the agreement endures until terminated by either party. Under the terms of his agreement, Mr. Harvey is eligible to participate in any annual bonus programs as may be established from time to time by our board of directors. Under such bonus program, for 2018, Mr. Harvey was eligible to receive a target annual bonus of 40% of his annual base salary, prorated for any partial year of employment. Mr. Harvey’s current base salary is listed in the table above in the “Narrative to Summary Compensation Table” under the heading “—Annual Base Salaries.”

In the event the Company terminates Mr. Harvey employment without “cause” (as such term is defined in his offer letter agreement) or he resigns for “good reason” (as such term is defined in his offer letter agreement), subject to his execution of a general release of claims in our favor, Mr. Harvey is entitled to the following termination payments: (a) continuation of base salary for nine months, which we refer to as the Harvey Salary Continuation Period; (b) a monthly payment equal to the monthly cost of continuation of group health plan benefits, less the amount of the monthly premium being paid as of the Date of Termination, until the earlier of: (i) the end of the Harvey Salary Continuation Period and (ii) the date that he becomes eligible for health insurance through another employer or ceases to be eligible for COBRA continuation coverage; (c) any earned but unpaid bonus for the year prior to the year in which his termination occurs based on the bonus which would have been earned for such year; and (d) a pro rata bonus for the fiscal year in which his termination occurs based on the bonus which would have been earned for such year if such termination occurs after half of the applicable performance period has elapsed.

If we terminate Mr. Harvey without cause or he resigns for good reason, in either case, within 12 months following a change in control, then (i) for purposes of the severance benefits described above, the Harvey Salary Continuation Period will be increased to twelve months, (ii) he will be entitled to receive accelerated vesting of all unvested equity or equity-based awards held by him that vest solely based on the passage of time, with any such awards that vest based on the attainment of performance-vesting conditions being governed by the terms of the applicable award agreement and (iii) in lieu of the pro rata bonus described above, he will be entitled to an amount equal in cash equal to his target annual bonus for the year of termination.

Mr. Harvey has agreed to refrain from disclosing our confidential information during or at any time following his employment with us.

Executive Compensation Arrangements Effective on Closing of this Offering

In November 2018, in anticipation and subject to the consummation of this offering, our board of directors approved certain changes to our named executive officers’ compensation arrangements. These included adjusting annual base salaries and target bonus opportunities and granting equity incentive awards, each as described in more detail below.

Annual Base Salaries

Our board of directors approved the following increases to the annual base salaries for our named executive officers: $600,000 for Mr. Kindler and $420,000 for Mr. Partridge. The increases to annual base salaries will become effective upon the consummation of this offering and Mr. Kindler’s employment agreement will be amended to document his new annual base salary.

Equity Incentive Awards

Effective on the date that the registration statement of which this prospectus forms a part becomes effective, our board of directors granted stock options under the 2020 Plan covering 799,200 shares to Mr. Kindler. The stock options will have a per share exercise price equal to the initial public offering price of our common stock and will vest as to 25% of the underlying shares on the first anniversary of the date of grant and in equal monthly installments over the following three years, subject to the holder’s continued employment with us.

Director Compensation

Our officers, employees, consultants or advisors who also serve as directors do not receive additional compensation for their service as directors. Our board of directors has historically awarded directors who are not our officers, employees, consultants or advisors, who we refer to as our non-employee directors, a grant of equity awards under the Prior Plan as follows:

•

an option to purchase 5,604 shares of our common stock at an exercise price per share equal to the fair market value of our common stock on the date of grant, as determined by the board of directors, on the date of initial election or appointment to the board of directors; and

•

an annual option grant to purchase 5,604 shares of our common stock at an exercise price per share equal to the fair market value of our common stock on the date of grant, as determined by the board of directors.

2018 Director Compensation Table

The table below shows all compensation paid to our non-employee directors for the year ended December 31, 2018.

Name	Option Award ($)(1)	Total ($)
Joseph R. Swedish(2)	135,464	135,464
Dan Mendelson(3)	135,464	135,464
Sol J. Barer, Ph.D.	—	—
Isaac Blech	—	—
Sara Nayeem, M.D.	—	—
Arnold L. Oronsky, Ph.D.	—	—
Shawn Tomasello	—	—
Stella Xu, Ph.D.	—	—

(1)

Amounts reflect the aggregate grant date fair value of stock options granted during 2018 computed in accordance with ASC Topic 718. We provide information regarding the assumptions used to calculate the value of all stock option awards made to our directors in Note 10 to the financial statements included in this prospectus. The stock options were granted with an exercise price equal to the fair market value of our common stock on the date of grant, as determined by our board of directors, and vest as to 25% of the underlying shares on the first anniversary of the date of grant and in equal quarterly installments over the following 36 months.

(2)	Mr. Swedish was appointed to the board of directors on June 26, 2018.
(3)	Mr. Mendelson was appointed to the board of directors on August 15, 2018.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) held as of December 31, 2018 by each non-employee director who was serving as of December 31, 2018.

Name	Options Outstanding at Fiscal Year End
Sol Barer, Ph.D	16,812
Isaac Blech(1)	16,812
Dan Mendelson	21,297
Sara Nayeem, M.D	—
Arnold L. Oronsky, Ph.D	16,812
Joseph R. Swedish	21,297
Shawn Tomasello	5,604
Stella Xu, Ph.D.	—

(1)	Mr. Blech resigned from the board of directors on May 9, 2019.

Recent Developments Regarding Director Compensation

In June 2019, our board of directors approved the grant of 10,750 options to purchase shares of our common stock to each of the following directors; Sol J. Barer, Ph.D. and Shawn Tomasello. Each of the awards will vest as to 25% of the underlying share on the first anniversary of the date of grant and as to the remaining shares in equal quarterly installments over the following three years.

In addition, effective on the effectiveness of the registration statement of which this prospectus forms a part, we adopted and, prior to commencing this offering, our stockholders approved a compensation program for our non-employee directors under which each non-employee director will receive the following amounts for their services on our board of directors:

•	an option to purchase 20,000 shares of our common stock upon the director’s initial election or appointment to our board of directors that occurs after our initial public offering;

•

if the director has served on our board of directors for at least six months as of the date of an annual meeting of stockholders and will continue to serve as a director immediately following such meeting, an option to purchase 10,000 shares of our common stock on the date of the annual meeting;

•	an annual director fee of $40,000; and

•	if the director serves on a committee of our board of directors, an additional annual fee as follows:

•	chairman of the board, $35,000;

•	chairman of the audit committee, $15,000;

•	audit committee member other than the chairman, $7,500;

•	chairman of the compensation committee, $12,000;

•	compensation committee member other than the chairman, $6,000;

•	chairman of the nominating and corporate governance committee, $8,000; and

•	nominating and corporate governance committee member other than the chairman, $4,000.

Director fees under the program will be payable in arrears in four equal quarterly installments not later than the fifteenth day following the final day of each calendar quarter, provided that the amount of each payment will be prorated for any portion of a quarter that a director is not serving on our board and no fee will be payable in respect of any period prior to the effective date of the registration statement of which this prospectus is a part. Additionally, beginning with annual retainers earned in 2019, each director may elect to receive stock options to purchase shares of our common stock in lieu of all (or a portion of) the annual retainers, which we refer to as elective options. The number of elective options will be determined by dividing the annual retainer (or portion thereof) subject to the election by the elective option’s per share fair value of the option determined as of the option’s date of grant using the Black-Scholes option pricing model that we most recently used in preparing our (audited or unaudited) consolidated financial statements that have been filed with the Securities and Exchange Commission.

Stock options granted to our non-employee directors under the program will have an exercise price equal to the fair market value of our common stock on the date of grant and will expire not later than ten years after the date of grant. The stock options granted upon a director’s initial election or appointment will vest in three equal installments on each of the first three anniversaries of the date of grant. The stock options granted annually to directors will vest in a single installment on the earlier of the day before the next annual meeting or the first anniversary of the date of grant. Elective options will vest and become exercisable as to 25% on each of March 31, June 30, September 30 and December 31 of the year to which the elective option relates, provided that if a non-employee director’s service terminates during a calendar quarter, the elective option will become vested as to the portion of the option that would have otherwise vested on the next vesting date, prorated based on the number of days served in such calendar quarter. In addition, all unvested stock options will vest in full upon the occurrence of a change in control.

Incentive Compensation Plans

The following summarizes the material terms of 2020 Plan and the 2020 ESPP, which we intend to adopt in connection with this offering and which we expect will be the long-term incentive compensation plans in which our directors and named executive officers are eligible to participate following the consummation of this offering, and the Prior Plan, under which we have previously made periodic grants of equity and equity-based awards to our directors and named executive officers.

2020 Incentive Award Plan

Our board of directors adopted and our stockholders approved, effective the day prior to the first public trading date of our common stock, the 2020 Plan, under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, retain and motivate the persons who make important contributions to our company. The material terms of the 2020 Plan are summarized below.

Eligibility and Administration

Our employees, consultants and directors, and employees and consultants of our subsidiaries, will be eligible to receive awards under the 2020 Plan. The 2020 Plan will be administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the 2020 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the 2020 Plan, to interpret the 2020 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2020 Plan as it deems advisable. The plan administrator will also have the authority to grant awards, determine which eligible service providers receive awards and set the terms and conditions of all awards under the 2020 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2020 Plan.

Shares Available for Awards

An aggregate of                shares of our common stock will initially be available for issuance under the 2020 Plan. The number of shares initially available for issuance will be increased by an annual increase on January 1 of each calendar year beginning in 2020 and ending in and including 2029, equal to the lesser of (A) 4 % of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (B) a smaller number of shares determined by our board of directors. No more than 10,000,000 shares of common stock may be issued under the 2020 Plan upon the exercise of incentive stock options. Shares issued under the 2020 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.

If an award under the 2020 Plan or the Prior Plan, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2020 Plan. Awards granted under the 2020 Plan in substitution for any options or other stock or stock-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2020 Plan, but may count against the maximum number of shares that may be issued upon the exercise of incentive stock options, or ISOs.

Awards

The 2020 Plan provides for the grant of stock options, including ISOs, and nonqualified stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, dividend equivalents, restricted stock units, or RSUs, and other stock or cash based awards. Certain awards under the 2020 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code. All awards under the 2020 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

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Stock Options and SARs. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of a stock option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

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Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted stock and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2020 Plan.

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Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock or other property. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance Criteria

The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the 2020 Plan may include, but are not limited to, the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the company’s performance or the performance of a subsidiary, division, business segment or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax or accounting changes.

Certain Transactions

In connection with certain corporate transactions and events affecting our common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2020 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2020 Plan and replacing or terminating awards under the 2020 Plan. In addition, in the event of certain non-reciprocal transactions with our stockholders, the plan administrator will make equitable adjustments to awards outstanding under the 2020 Plan as it deems appropriate to reflect the transaction.

Provisions of the 2020 Plan Relating to Director Compensation.

The 2020 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2020 Plan’s limitations. Prior to commencing this offering, our stockholders approved a compensation program for our non-employee directors, which is described above under the heading “Director Compensation.” Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value of any equity awards granted under the 2020 Plan as compensation for services as a non-employee director during any fiscal year may not exceed $1,100,000 in the fiscal year of the non-employee director’s initial service or the fiscal year in which this offering occurs, and $750,000 in any other fiscal year. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, subject to the limitations in the 2020 Plan.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2020 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2020 Plan, may materially and adversely affect an award outstanding under the 2020 Plan without the consent of the affected participant and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator cannot, without the approval of our stockholders, amend any outstanding stock option or SAR to reduce its price per share, other than in the context of corporate transactions or equity restructurings, as described above. The 2020 Plan will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by our board of directors. No awards may be granted under the 2020 Plan after its termination.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments

The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2020 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2020 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2020 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, shares of our common stock that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

2020 Employee Stock Purchase Plan

Our board of directors adopted and our stockholders approved, effective the day prior to the first public trading date of our common stock, the 2020 ESPP, the material terms of which are summarized below.

Shares Available for Awards; Administration

A total of                shares of our common stock will initially be reserved for issuance under the 2020 ESPP. In addition, the number of shares available for issuance under the 2020 ESPP will be annually increased on January 1 of each calendar year beginning in 2020 and ending in and including 2029, by an amount equal to the lesser of (A) 1% of the shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors, provided that no more than                shares of our common stock may be issued under the 2020 ESPP. Our board of directors or a committee of our board of directors will administer and will have authority to interpret the terms of the 2020 ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the 2020 ESPP.

Eligibility

All of our employees are eligible to participate in the 2020 ESPP. However, an employee may not be granted rights to purchase stock under our 2020 ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our stock.

Grant of Rights

The 2020 ESPP is intended to qualify under Section 423 of the Code and stock will be offered under the 2020 ESPP during offering periods. The length of the offering periods under the 2020 ESPP will be determined by the plan administrator and may be up to twenty-seven months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the offering period. Offering periods under the 2020 ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

The 2020 ESPP permits participants to purchase common stock through payroll deductions of up to a specified percentage of their eligible compensation. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, no employee will be permitted to accrue the right to purchase stock under the 2020 ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period, and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the 2020 ESPP at any time during a specified period prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the 2020 ESPP other than by will or the laws of descent and distribution, and are generally exercisable only by the participant.

Certain Transactions

In the event of certain non-reciprocal transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the 2020 ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan Amendment

The plan administrator may amend, suspend or terminate the 2020 ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the 2020 ESPP, changes the corporations or classes of corporations whose employees are eligible to participate in the 2020 ESPP or changes the 2020 ESPP in any manner that would cause the 2020 ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

2013 Equity Incentive Plan

Our board of directors and stockholders have approved our Prior Plan, under which we may grant stock options and other stock-based awards to employees, directors and consultants of our company or its affiliates. We have reserved a total of 2,305,844 shares of our common stock for issuance under the Prior Plan.

Following the effectiveness of the 2020 Plan, we will not make any further grants under the Prior Plan. However, the Prior Plan will continue to govern the terms and conditions of the outstanding awards granted under it. Shares of our common stock subject to awards granted under the Prior Plan that are forfeited, lapse unexercised or are settled in cash and which following the effective date of the 2020 Plan are not issued under the Prior Plan will be available for issuance under the 2020 Plan.

Eligibility and Administration

Our employees, consultants and directors are eligible to receive awards under the Prior Plan. Our compensation committee will administer the Prior Plan unless our board of directors assumes authority for administration. Subject to the express terms and conditions of the Prior Plan, the plan administrator has the authority to make all determinations and interpretations under the plan, prescribe all forms for use with the plan and adopt, alter and/or rescind rules, guidance and practices for the administration of the Prior Plan. The plan administrator also sets the terms and conditions of all awards under the plan, including any vesting and vesting acceleration conditions.

Awards

The Prior Plan provides for the grant of stock options (including NSOs and ISOs), restricted stock, RSUs, and other equity-based awards. As of the date of this prospectus, only awards of stock options are outstanding under the Prior Plan.

Certain Transactions

The plan administrator has broad discretion to adjust the provisions of the Prior Plan and the terms and conditions of existing and future awards, including with respect to aggregate number and kind of shares subject to the Prior Plan and awards granted pursuant to the Prior Plan and the purchase or exercise price of awards granted pursuant to the Prior Plan, to prevent substantial dilution or enlargement of the rights of participants under the Prior Plan in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, consolidations and other corporate transactions. The plan administrator may also provide for the acceleration, cash-out, termination, assumption, substitution or conversion of awards in the event of a change in control, provided that upon the occurrence of certain acquisitions, participants may be entitled to receive twenty days to exercise outstanding vested awards prior to termination.

Amendment and Termination

Our board of directors or compensation committee (to the extent permitted by law) may terminate, amend or modify the Prior Plan at any time and from time to time, provided that if the compensation committee determines that the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may be adversely affected, the consent of such participant will be required. Furthermore, we must generally obtain stockholder approval to increase the number of shares available under the Prior Plan (other than in connection with certain corporate events, as described above) or to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2015 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Formation and Executive Promissory Notes

On October 8, 2013, Jeffrey B. Kindler, our Chief Executive Officer and a member of our board of directors, acquired 320,256 shares of common stock for the purchase price of $1.36 per share. On October 7, 2013, James N. Campbell, M.D., our President and Chief Scientific Officer and one of our directors, acquired 120,000 shares of common stock for the purchase price of $1.36 per share. Mr. Kindler and Dr. Campbell paid for their respective shares of common stock by delivering cash payment to us in an amount equal to the aggregate par value of the shares, and the remainder paid by delivering to us 50% recourse promissory notes, or the Executive Notes, with a principal amount equal to the aggregate purchase price less the aggregate par value of the common stock purchased from us. The Executive Notes accrued interest at a rate of 0.32% per annum and matured on October 8, 2016, and were secured by the respective shares of common stock purchased by Mr. Kindler and Dr. Campbell with the proceeds of the Executive Notes. On April 12, 2018, our board of directors forgave all indebtedness and released all collateral in respect of the Executive Notes.

Preferred Stock Financings and Convertible Notes Financings

2019 Notes. From March 1, 2016 to June 15, 2016, we issued convertible promissory notes in the aggregate principal amount of $30.0 million due 2019, or the 2019 notes. The 2019 notes accrued at an interest rate of 5% per annum. On December 30, 2016, we completed the Series C preferred stock financing described below. At that time, all 2019 notes and the then accrued interest totaling $1,039,835 were converted into 17,244,322 shares of Series C preferred stock. We issued to 2019 note holders and, in compensation for certain services, to Maxim Partners LLC, warrants to purchase an aggregate of 3,068,263 shares of Series C preferred stock. Certain of our officers and/or directors, including Sol J. Barer, Ph.D., James N. Campbell, M.D., Jeffrey B. Kindler and Arnold L. Oronsky, Ph.D., participated in the 2019 notes financing either personally or through affiliated trusts or funds.

Series C Preferred Stock Financing. On December 30, 2016, we issued and sold to investors in a private placement 26,446,984 shares of our Series C preferred stock at a price per share of $1.80, for aggregate consideration of approximately $47.6 million, consisting of $16.6 million in cash proceeds plus the conversion of the 2019 notes in the aggregate amount of approximately $31.0 million. On January 6, 2017, we issued and sold an additional 111,334 shares of our Series C preferred stock for aggregate consideration of approximately $0.2 million. Certain of our officers and/or directors, including Sol J. Barer, Ph.D., James N. Campbell, M.D., Jeffrey B. Kindler and Arnold L. Oronsky, Ph.D., participated in the Series C preferred stock financing either personally or through affiliated trusts or funds.

2018 Notes. From April 28, 2017 to October 10, 2017, we issued convertible promissory notes in the aggregate principal amount of $9.2 million due 2018, or the 2018 notes. The 2018 notes accrued at an interest rate of 10% per annum. On December 18, 2017, we completed the Series D preferred stock financing described below. At that time, all 2018 notes and the then accrued interest totaling $406,306 were converted into 5,328,476 shares of Series D preferred stock. We issued to 2018 note holders warrants to purchase an aggregate of 831,120 shares of Series D preferred stock. In addition, in compensation for certain services, we issued to Brookline Capital Markets a warrant to purchase 18,905 shares of common stock. Certain of our officers and/or directors, including Sol J. Barer, Ph.D., James N. Campbell, M.D., Jeffrey B. Kindler, Arnold L. Oronsky, Ph.D., Randall Stevens, M.D. and Shawn Tomasello, participated in the 2018 notes financing either personally or through affiliated trusts or funds.

Series D Preferred Stock Financing. On December 18, 2017, we issued and sold to investors in a private placement 36,717,364 shares of our Series D preferred stock at a price per share of $1.80, for aggregate consideration of approximately $66.1 million, consisting of $56.5 million in cash proceeds plus the conversion of the 2018 notes in the aggregate amount of approximately $9.6 million. On December 20, 2017, we issued and sold an additional 3,888,885 shares of our Series D preferred stock for aggregate consideration of approximately $7.0 million. On March 15, 2019, we issued and sold an additional 8,333,333 shares of our Series D preferred stock for an aggregate consideration of approximately $15.0 million. Certain of our officers and/or directors, including Sol J. Barer, Ph.D., James N. Campbell, M.D., Jeffrey B. Kindler, Hongbo Lu, Ph.D., Sara Nayeem, M.D., Arnold L. Oronsky, Ph.D., Randall Stevens, M.D., Shawn Tomasello and Stella Xu, Ph.D., participated in the Series D preferred stock financing either personally or through affiliated trusts or funds.

The following table sets forth the aggregate number of shares of our capital stock acquired by beneficial owners of more than 5% of our capital stock and certain officers and directors in the financing transactions described above. Each 6.245 shares of our Series C preferred stock identified in the following table will convert into one share of common stock immediately prior to the closing of this offering. Each 6.245 shares of our Series D preferred stock identified in the following table will convert into one share of common stock immediately prior to the closing of this offering.

Participants(1)	Series C Preferred Stock	Warrants to Purchase Shares of Series C Preferred Stock	Series D Preferred Stock	Warrants to Purchase Shares of Series D Preferred Stock
5% or Greater Stockholders
Entities Affiliated with New Enterprise Associates(2)	—	—	13,888,889	—
Entities Affiliated with InterWest Partners LLC(3)	1,731,734	171,428	4,735,980	355,556
Quan Venture Fund I, L.P.	—	—	6,944,444	—
Kala International Investment Co. Ltd	8,388,889	—	83,333	—
Shanghai Healthcare Industry Investment Fund New York, LLC	5,706,240	571,429	—	—
LAV Biosciences Fund V, L.P.	—	—	8,333,333	—
Officers and/or Directors
Sol J. Barer, Ph.D.(4)	57,869	5,714	318,614	51,389
James N. Campbell, M.D.(5)	28,710	2,857	118,143	11,111
Jeffrey B. Kindler(6)	57,579	5,714	742,815	155,556
Randall Stevens, M.D.(7)	—	—	115,631	19,445
Shawn Tomasello(8)	—	—	282,800	69,444

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal Stockholders.”
(2)	Represents securities acquired by (i) NEA Ventures 2017, L.P. and (ii) NEA Partners 16, L.P.
(3)

Represents securities acquired by (i) InterWest Partners VIII, L.P., (ii) InterWest Investors VIII, L.P., (iii) InterWest Investors Q VIII, L.P. and (iv) InterWest Partners IX, L.P. Includes 1,731,734 shares of Series C preferred stock issued upon conversion of an aggregate amount of $3,117,123.28 in principal and accrued interest of the 2019 notes. Includes 1,958,203 shares of Series D preferred stock issued upon conversion of an aggregate amount of $3.5 million in principal and accrued interest of the 2018 notes.

(4)

Represents securities acquired by (i) Sol J. Barer, Ph.D. and (ii) Barer & Son Capital, LLC. Includes 57,869 shares of Series C preferred stock issued upon conversion of an aggregate amount of $104,164.38 in principal and accrued interest of the 2019 notes. Includes 177,214 shares of Series D preferred stock issued upon conversion of an aggregate amount of $318,986.30 in principal and accrued interest of the 2018 notes.

(5)

Represents securities acquired by (i) James N. Campbell 2012 Dynasty Trust, Regina H. Anderson & Louis F. Friedman, Trustees and (ii) James N. Campbell Regina Anderson. Includes 28,710 shares of Series C preferred stock issued upon conversion of an aggregate amount of $51,678.08 in principal and accrued interest of the 2019 notes. Includes 118,143 shares of Series D preferred stock issued upon conversion of an aggregate amount of $212,657.53 in principal and accrued interest of the 2018 notes.

(6)

Includes 57,579 shares of Series C preferred stock issued upon conversion of an aggregate amount of $103,643.84 in principal and accrued interest of the 2019 notes. Includes 742,815 shares of Series D preferred stock issued upon conversion of an aggregate amount of $1,337,068.49 in principal and accrued interest of the 2018 notes.

(7)	Includes 115,631 shares of Series D preferred stock issued upon conversion of an aggregate amount of $208,136.99 in principal and accrued interest of the 2018 notes.
(8)	Includes 282,800 shares of Series D preferred stock issued upon conversion of an aggregate amount of $509,041.10 in principal and accrued interest of the 2018 notes.

Some of our directors are associated with our principal stockholders as indicated in the table below:

Director	Principal Stockholder
Sara Nayeem, M.D.	Entities Affiliated with New Enterprise Associates
Arnold L. Oronsky, Ph.D.	Entities Affiliated with InterWest Partners LLC
Stella Xu, Ph.D.	Quan Venture Fund I, L.P.
Hongbo Lu, Ph.D.	LAV Biosciences Fund V, L.P.

Stockholders’ Agreement

We entered into a stockholders’ agreement in 2013, which was amended and restated December 18, 2017, and further amended on November 2, 2018 and March 14, 2019, with the holders of our preferred stock, including entities with which certain of our directors are related. The stockholders’ agreement provides for certain rights relating to the registration of such holders’ common stock, including shares issuable upon conversion of preferred stock. See “Description of Capital Stock—Registration Rights” for additional information.

The stockholders’ agreement also includes certain voting covenants, pursuant to which the following directors were elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve: Sol J. Barer, Ph.D., James N. Campbell, M.D., Jeffrey B. Kindler, Hongbo Lu, Ph.D., Daniel N. Mendelson, Sara Nayeem, M.D., Arnold L. Oronsky, Ph.D., Joseph R. Swedish, Shawn Tomasello and Stella Xu, Ph.D. Jeffrey Kindler was initially selected to serve on our board of directors in his capacity as our chief executive officer. James Campbell was initially selected to serve on our board of directors in his capacity as our chief scientific officer. Sol J. Barer, Ph.D. was initially selected to serve on our board of directors as a representative of himself in his capacity as a holder of our common stock and preferred stock. Hongbo Lu, Ph.D., Sara Nayeem, M.D., Arnold L. Oronsky, Ph.D. and Stella Xu, Ph.D. were initially selected to serve on our board of directors as representatives of holders of our preferred stock, as designated by entities affiliated with LAV Biosciences Fund V, L.P., New Enterprise Associates 16, Limited Partnership, InterWest Partners LLC and Quan Venture Fund I, L.P., respectively. Daniel N. Mendelson, Joseph R. Swedish and Shawn Tomasello were initially selected to serve on our board of directors as directors who were designated by a majority of the other directors.

Certain provisions of the stockholders’ agreement will terminate upon the closing of this offering, including the above voting provision, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by the holders of our common stock. The composition of our board of directors after this offering is described in more detail under “Management—Board Composition and Election of Directors.”

License Agreement with James N. Campbell, M.D.

As successor to the initial licensee, AlgoRx Pharmaceuticals, Inc., we are party to a license agreement, dated August 28, 2001, with James N. Campbell, M.D., one of our officers and directors, whereby Dr. Campbell and the other inventors party to the agreement granted an exclusive license under certain technology, including both patent rights and know-how related to capsaicin. The license agreement provides for a possible $350,000 milestone payment payable upon FDA approval of the licensed product, which has not yet occurred. All patents licensed under the license agreement have expired. For a complete description of the license agreement, you should refer to the copy of the agreement that has been filed as an exhibit to the registration statement of which this prospectus is a part.

Employment Agreements

We have entered into employment agreements or offer letters with our named executive officers. For more information regarding the arrangements with our named executive officers, see “Executive and Director Compensation—Executive Compensation Arrangements.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. For further information, see “Executive and Director Compensation—Limitations of Liability and Indemnification.”

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and certain of our directors as more fully described in the section entitled “Executive and Director Compensation.”

Participation in This Offering

Certain of our existing stockholders, including entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of approximately $            in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of September 30, 2019 by:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on 18,004,366 shares of common stock outstanding as of September 30, 2019, assuming the conversion of all outstanding shares of preferred stock into common stock. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of September 30, 2019 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is 200 State Street, Boston, Massachusetts 02109. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Certain of our existing stockholders, including entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of approximately $             million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering. The following table does not reflect any such potential purchases by these existing stockholders or their affiliated entities. If any shares are purchased by these stockholders, the number of shares of common stock beneficially owned after this offering and the percentage of common stock beneficially owned after this offering would increase from that set forth in the table below.

	Number of Shares Beneficially Owned Prior to Offering	Percentage of Shares Beneficially Owned

Name of Beneficial Owner		Prior to Offering	After Offering
5% or Greater Stockholders
Entities Affiliated with New Enterprise Associates(1)	2,368,560	13.16%		%
Entities Affiliated with InterWest Partners LLC(2)	1,933,654	10.69%		%
Quan Venture Fund I, L.P.(3)	1,184,279	6.58%		%
Kala International Investment Co Ltd.(4)	1,357,507	7.54%		%
Shanghai Healthcare Industry Investment Fund New York, LLC(5)	1,005,230	5.58%		%
LAV Biosciences Fund V, L.P.(6)	1,334,400	7.41%		%

				%
Named Executive Officers and Directors				%
Jeffrey B. Kindler(7)	902,489	5.01%		%
B. Nicholas Harvey(8)	61,339	0.34%		%
Andrew Partridge	—	—%		%
Sol J. Barer, Ph.D.(9)	173,791	0.96%		%
James N. Campbell, M.D.(10)	559,908	3.11%		%
Daniel N. Mendelson	—	—%		%
Sara Nayeem, M.D.(1)	—	—%		%
Arnold L. Oronsky, Ph.D.(11)	1,948,010	10.82%		%
Joseph R. Swedish	—	—%		%
Shawn Tomasello(12)	62,497	0.35%		%
Stella Xu, Ph.D.(3)	1,184,279	6.58%		%
Hongbo Lu, PhD MBA(6)	1,334,400	7.41%		%
All executive officers and directors as a group (15 persons)	6,998,854	38.87%		%

*	Less than 1%.
(1)

Consists of (A)(i) 2,367,140 shares of common stock issuable upon the conversion of shares of preferred stock held by New Enterprise Associates 16, L.P., or NEA 16 and (B) 1,420 shares of common stock issuable upon the conversion of shares of preferred stock held by NEA Ventures 2017, L.P., or Ven 2017. The shares directly held by NEA 16 are indirectly held by NEA Partners 16, L.P., or NEA Partners 16, the sole general partner of NEA 16, NEA 16 GP, LLC, or NEA 16 LLC, the sole general partner of NEA Partners 16, and each of the individual Managers of NEA 16 LLC. The individual Managers of NEA 16 LLC (collectively, the “Managers”), are Peter J. Barris, Ali Behbahani, Forest Baskett, Carmen Chang, Anthony A. Florence, Jr. Mohamad Makhzoumi, Joshua Makower, David Mott, Scott D. Sandell, Peter Sonsini and Paul Walker. NEA Partners 16, NEA 16 LLC and the Managers share voting and dispositive power with regard to the securities directly held by NEA 16. The shares held directly by Ven 2017 are indirectly held by Karen P. Welsh, the general partner of Ven 2017. Karen P. Welsh has voting and dispositive power with regard to the shares of the securities directly held by Ven 2017. Sara Nayeem, M.D., a member of our board of directors and an affiliate of NEA 16 and Ven 2017, has no voting or investment control over any of the shares held by NEA 16 and Ven 2017 and disclaims beneficial ownership of all shares owned by NEA 16 and Ven 2017, except to the extent of any pecuniary interest therein. All indirect holders of the above referenced securities disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein. The address of New Enterprise Associates is 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093.
(2)

Consists of (A) 332,252 shares of common stock issuable upon the conversion of shares of preferred stock held by InterWest Partners VIII, L.P., or IW VIII, (B) 2,617 shares of common stock issuable upon the conversion of shares of preferred stock held by InterWest Investors VIII, L.P, or II VIII, (C) 9,501 shares of common stock issuable upon the conversion of shares of preferred stock held by InterWest Investors Q VIII, L.P, or IIQ VIII, and (D)(i) 49,293 shares of common stock; (ii) 1,455,607 shares of common stock issuable upon the conversion of shares of preferred stock; and (iii) 84,384 shares of common stock issuable upon exercise of warrants to purchase shares of common stock and/or upon conversion of shares of preferred stock issuable upon exercise of warrants to purchase shares of preferred stock, in each case held by InterWest Partners IX, L.P, or IW IX. InterWest Management Partners VIII, LLC, or IMP VIII, is the general partner of IW VIII, II VIII and IIQ VIII. Gilbert H. Kliman and Arnold L. Oronsky are the managing directors of IMP VIII and share voting and investment power with respect to the shares held by IW VIII, II VIII and IIQ VIII. IW IX is a California limited partnership, whose general partner is InterWest Management Partners IX, LLC, or IMP IX. The managing directors of IMP IX are Gilbert H. Kliman and Arnold L. Oronsky. Khaled A. Nasr is a venture member of IMP IX. Each managing director and venture member of IMP IX shares voting and investment power with respect to the securities held by IW IX and disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein. Arnold L. Oronsky, Ph.D., is a managing director of IMP VIII and IMP IX and is a member of our board of directors. The address for the entities is 2710 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(3)

Consists of (i) 72,279 shares of common stock and (ii) 1,112,000 shares of common stock issuable upon the conversion of shares of preferred stock held by Quan Venture Fund I, L.P., or Quan Capital. The general partner of Quan Capital is Quan Venture Partners I, L.L.C. Dr. Xu, a member of our board of directors, is a manager of Quan Venture Partners I, L.L.C. and shares the ultimate power to vote or dispose of the shares held by Quan Capital. Dr. Xu disclaims beneficial ownership of the shares held by Quan Capital, except to the extent of her pecuniary interest, if any. The principal business address of Quan Capital is Ugland House, PO Box 309, Grand Cayman, Cayman Islands KYI-1104.

(4)

Consists of (i) 867 shares of common stock and (ii) 1,356,640 shares of common stock issuable upon the conversion of shares of preferred stock held by Kala International Investment Co Ltd., or Kala. The chief executive officer of Kala is Rong XIAO, who holds the ultimate power to vote or dispose of the shares held by Kala. The principal business address of Kala is One Penn Plaza, Suite 2508, New York, New York 10119.

(5)

Consists of (i) 913,729 shares of common stock issuable upon conversion of preferred stock and (ii) 91,501 shares of common stock issuable upon exercise of warrants to purchase shares of common stock and/or upon conversion of shares of preferred stock issuable upon exercise of warrants to purchase shares of preferred stock, in each case held by held by Shanghai Healthcare Industry Investment Fund New York, LLC, or Shanghai Healthcare New York. The manager of Shanghai Healthcare is Shanghai Healthcare Industry Investment Fund, LP, or Shanghai Healthcare LP. The general partner of Shanghai Healthcare LP is Shanghai Good Health Capital, Co., Ltd., Sun Feng is currently the CEO of Shanghai Good Health Capital, Co., Ltd., who holds the ultimate power to vote or dispose of the shares held by Shanghai Healthcare New York. The principal business address of Shanghai Healthcare New York is 30 Wall St., 8th Floor, New York, NY 10005.

(6)

Consists of (i) 1,334,400 shares of common stock issuable upon conversion of preferred stock held by LAV Biosciences Fund V,L.P. The percentage of shares beneficially owned after the offering includes an additional              shares of common stock issuable upon the closing of this offering to LAV Biosciences Fund V, L.P. as an accrued dividend, assuming a closing date for this offering of                     , 2020. LAV Corporate V GP, Ltd. is the general partner of LAV GP V, L.P., which is the general partner of LAV Biosciences Fund V, L.P., which is the record holder of the shares reported herein. Hongbo Lu, Ph.D. is a

Managing Partner of LAV Corporate V GP, Ltd. Voting and investment discretion with regard to the shares held of record by LAV Biosciences Fund V, L.P. is vested in the three managing partners of LAV Biosciences Fund V, L.P., no one of whom may act alone to vote or dispose of the shares. Each of them may be deemed to beneficially own the shares held of record by LAV Biosciences Fund V, L.P., and each disclaims beneficial ownership of such shares. The address for LAV Biosciences Fund V, L.P. is Unit 902-904, Two ChinaChem Central, 26 Des Voeux Road Central, Hong Kong.
(7)

Includes (i) 327,987 shares of common stock, (ii) 128,165 shares of common stock issuable upon the conversion of preferred stock, (iii) 25,822 shares of common stock issuable upon the conversion of shares of preferred stock issuable upon exercise of warrants to purchase shares of preferred stock and (iv) options to purchase 420,515 shares of common stock that are or will be immediately exercisable within 60 days of September 30, 2019.

(8)

Consists of options to purchase 61,339 shares of common stock that are or will be immediately exercisable within 60 days of September 30, 2019. Mr. Harvey served as our Executive Vice President, Chief Financial Officer, Treasurer and Secretary until December 2019.

(9)

Includes (i) 65,895 shares of common stock, (ii) 84,399 shares of common stock issuable upon the conversion of preferred stock, (iii) 9,141 shares of common stock issuable upon the conversion of shares of preferred stock issuable upon exercise of warrants to purchase shares of preferred stock and (iv) options to purchase 14,356 shares of common stock that are or will be immediately exercisable within 60 days of September 30, 2019.

(10)

Includes (A)(i) 120,096 shares of common stock, (ii) 7,271 shares of common stock issuable upon the conversion of preferred stock, and (iii) options to purchase 352,394 shares of common stock that are or will be immediately exercisable within 60 days of September 30, 2019 in each case held by Dr. Campbell individually, (B)(i) 1,229 shares of common stock (ii) 18,918 shares of common stock issuable upon the conversion of preferred stock and (iii) 1,779 shares of common stock issuable upon exercise of warrants to purchase shares of common stock and/or upon conversion of shares of preferred stock issuable upon exercise of warrants to purchase shares of preferred stock, in each case held by James N. Campbell 2012 Dynasty Trust, (C)(i) 4,597 shares of common stock issuable upon the conversion of preferred stock and (ii) 457 shares of common stock issuable upon the conversion of shares of preferred stock issuable upon exercise of warrants to purchase shares of preferred stock, in each case held by James N. Campbell, M.D. and Regina Anderson as joint tenants, and (D) 53,167 shares of common stock issuable upon the conversion of preferred stock held by ARC 1 Inc., of which Dr. Campbell is the President.

(11)

Arnold L. Oronsky, Ph.D., is a managing director of IMP VIII and IMP IX and is a member of our board of directors. Includes options to purchase 14,356 shares of common stock that are or will be immediately exercisable within 60 days of September 30, 2019.

(12)

Includes (i) 2,943 shares of common stock, (ii) 45,284 shares of common stock issuable upon the conversion of preferred stock (ii) 11,119 shares of common stock issuable upon conversion of shares of preferred stock issuable upon exercise of warrants to purchase shares of preferred stock and (iv) options to purchase 3,151 shares of common stock that are or will be immediately exercisable within 60 days of September 30, 2019.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering, the stockholders’ agreement and of the General Corporation Law of the State of Delaware. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and stockholders’ agreement, copies of which have been or will be filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the General Corporation Law of the State of Delaware. The description of our common stock and preferred stock reflects changes to our capital structure that will occur immediately prior the closing of this offering.

Following the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

As of September 30, 2019, we had issued and outstanding the following numbers of capital stock, held of record by 366 stockholders:

•	1,669,866 shares of our common stock outstanding;

5,000,000 shares of our Series A preferred stock that are automatically convertible into 800,632 shares of our common stock in connection with this offering;

•	21,380,685 shares of our Series B preferred stock that are automatically convertible into 3,423,548 shares of our common stock in connection with this offering;

•	26,628,605 shares of our Series C preferred stock that are automatically convertible into 4,263,961 shares of our common stock in connection with this offering; and

•

49,000,695 shares of our Series D preferred stock that are automatically convertible into 7,846,359 shares of our common stock in connection with this offering (which excludes an aggregate of 47,870 shares of our common stock accrued as dividends as of September 30, 2019 on certain of our shares of Series D preferred stock).

Common Stock

As of September 30, 2019, there were 1,669,866 shares of our common stock outstanding and 16,334,500 shares of our common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our amended and restated certificate of incorporation. See below under “—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws—Amendment of Charter Provisions.” Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of September 30, 2019, options to purchase 2,515,204 shares of our common stock were outstanding under our 2013 Plan, of which 1,783,870 were vested and exercisable as of that date.

Warrants

Warrants to Purchase Common Stock

As of September 30, 2019, warrants to purchase a total of 262,223 shares of our common stock were outstanding with exercise prices ranging from $3.03 per share to $11.25 per share. These warrants are exercisable immediately and expire on various dates.

The warrants to purchase common stock include warrants to purchase 83,189 shares issued to Silicon Valley Bank, or SVB, and one of its affiliates in connection with a loan and security agreement between us and SVB, the obligations under which we repaid in June 2019. In connection with entering into such loan and security agreement, in April 2015, we issued SVB and its affiliate warrants to purchase an aggregate of 24,372 shares of our common stock at an exercise price of $3.03 per share. If unexercised, these warrants will expire on April 21, 2022. In connection with entering into an amendment to such loan and security agreement, in June 2018, we issued SVB a warrant to purchase 58,817 shares of common stock at an exercise price of $8.06 per share. If unexercised, this warrant will expire on June 26, 2028. Collectively, we refer to these warrants as the bank common stock warrants. The bank common stock warrants will neither expire nor be automatically exercised upon the closing of this offering. The bank common stock warrants provide that the holders thereof may elect to exercise such warrants on a net “cashless” basis at any time prior to the expiration thereof. Assuming the closing of this offering occurs, the fair market value of one share of our common stock in connection with any cashless exercise shall be the closing price or last sale price per share of our common stock on the Nasdaq Global Select Market or other public trading market on which our common stock is traded on the business day immediately prior to the date such holder elects to exercise such warrant on a cashless basis.

In addition, the warrants to purchase common stock also include warrants to purchase 179,034 shares, with exercise prices ranging from $10.93 per share to $11.25 per share, issued to certain persons in connection with certain corporate, financing and consulting transactions. Collectively, we refer to these warrants as the advisor common stock warrants. The advisor common stock warrants provide that, unless earlier exercised, they will be automatically exercised, on a cashless basis, immediately prior to the closing of our initial public offering, so long as the fair market value of our common stock at the closing of our initial public offering exceeds the exercise price of the applicable warrant. The fair market value in connection with any cashless exercise prior to the consummation of this offering shall be the initial public offering price of our common stock. Based on an assumption that the fair market value of our common stock for purposes of automatic exercise under the advisor common stock warrants will be equal to the assumed initial public offering price of $              per share, the midpoint of the price range set forth on the cover of this prospectus, the advisor common stock warrants would be exercised, on a cashless basis, for              shares of common stock immediately prior to the closing of this offering. A $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would, in case of an increase, increase the number of shares of common stock issuable by              shares and, in case of a decrease, decrease the number of shares of common stock issuable by              shares, upon the automatic exercise, on a cashless basis, of the advisor common stock warrants.

Warrants to Purchase Preferred Stock

As of September 30, 2019, warrants to purchase a total of 4,184,650 shares of our preferred stock were outstanding with exercise prices ranging from $1.75 per share to $1.98 per share of our preferred stock. These warrants are exercisable immediately and expire on various dates.

The warrants to purchase preferred stock include warrants to purchase 1,353,978 shares of our preferred stock, with an exercise price of $1.98 per share of preferred stock, issued to a placement agent in connection with certain financing transactions. Collectively, we refer to these warrants as the placement agent preferred stock warrants. The placement agent preferred stock warrants provide that, unless earlier exercised, they will be automatically exercised, on a cashless basis, immediately prior to the closing of our initial public offering, so long as the fair market value of our common stock at the closing of our initial public offering exceeds the exercise price of the applicable warrant, on an as-converted basis. The fair market value of our common stock in connection with any cashless exercise prior to the consummation of this offering under these warrants shall be the initial public offering price of our common stock. Assuming a fair market value of our common stock for purposes of automatic exercise under the placement agent preferred stock warrants equal to the assumed initial public offering price of per share, the midpoint of the price range set forth on the cover of this prospectus, and assuming the automatic conversion of the shares of preferred stock issued pursuant to such automatic cashless exercise into shares of common stock, the placement agent preferred stock warrants would be exercised, on a cashless basis, and converted into              shares of common stock immediately prior to the closing of this offering. A $1.00 increase or decrease in the assumed exercise price of per share, the midpoint of the price range set forth on the cover page of this prospectus, would, in case of an increase, increase the number of shares of common stock issuable by              shares and, in case of a decrease, decrease the number of shares of common stock issuable by              shares, upon the automatic exercise, on a cashless basis, of the placement agent preferred stock warrants.

In addition, the warrants to purchase preferred stock also include warrants to purchase 2,414,006 shares of our preferred stock, with exercise prices ranging from $1.75 to $1.80 per share of preferred stock, issued to investors and other persons in connection with certain corporate and financing transactions. We refer to these warrants as the investor preferred stock warrants. The investor preferred stock warrants provide that, unless earlier exercised, they will expire and no longer be exercisable upon the closing of our initial public offering.

In addition, the warrants to purchase preferred stock also include warrants to purchase an aggregate of 416,666 shares of our Series D preferred stock, with an exercise price of $1.80 per share, issued to Solar in connection with our entering into our loan and security agreement between us and Solar. We refer to these warrants as the bank preferred stock warrants. The bank preferred stock warrants will neither expire nor be automatically exercised upon the closing of this offering. Upon the conversion of our preferred stock into common stock upon the closing of this offering, the right to purchase such shares of preferred stock under the bank preferred stock warrants shall automatically become a right to purchase 66,717 shares of our common stock at an exercise price of $11.241 per share of common stock. The bank preferred stock warrants provide that the holders thereof may elect to exercise such warrants on a net “cashless” basis at any time prior to the expiration thereof. Assuming the closing of this offering occurs, the fair market value of one share of our common stock in connection with any cashless exercise shall be the closing price or last sale price per share of our common stock on the Nasdaq Global Select Market or other public trading market on which our common stock is traded on the business day immediately prior to the date such holder elects to exercise such warrant on a cashless basis. If unexercised, the bank preferred stock warrants will expire on June 26, 2028.

Registration Rights

Holders of              shares of our common stock are entitled to certain rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to the third amended and restated stockholders’ agreement by and among us and certain of our stockholders, until the rights otherwise terminate pursuant to the terms of the stockholders’ agreement. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Form S-1 Registration Rights

If at any time beginning 180 days after the date the registration statement of which this prospectus is a part is declared effective the holders of at least 35% of the registrable securities request in writing that we effect a registration with respect to at least 35% of the registrable securities then outstanding and having an anticipated aggregate offering price that would exceed $10,000,000, net of expenses, we may be required to register their shares. We are obligated to effect at most two registrations in response to these demand registration rights. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time after this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Form S-3 Registration Rights

If, at any time after we become entitled under the Securities Act to register our shares on a registration statement on Form S-3, the holders of at least 10% of the registrable securities request in writing that we effect a registration with respect to registrable securities at an aggregate price to the public in the offering of at least

$5,000,000, net of expenses, we will be required to effect such registration; provided, however, that we will not be required to effect such a registration if, within any twelve month period, we have already effected two registrations on Form S-3 for the holders of registrable securities.

Expenses and Indemnification

Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling security holders and blue sky fees and expenses. Additionally, we have agreed to indemnify selling stockholders for damages, and any legal or other expenses reasonably incurred, arising from or based upon any untrue statement of a material fact contained in any registration statement, an omission or alleged omission to state a material fact in any registration statement or necessary to make the statements therein not misleading, or any violation or alleged violation by the indemnifying party of securities laws, subject to certain exceptions.

Termination of Registration Rights

The registration rights with respect to any holder of registrable securities terminate upon the earlier of (i) the closing of a “Sale of the Company,” as defined in the third amended and restated stockholders’ agreement, (ii) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all such holders’ shares and (iii) December 18, 2022, which is the fifth anniversary of the date of the third amended and restated stockholders’ agreement.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our restated certificate of incorporation and our restated bylaws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board Composition and Election of Directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote thereon.

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Stock Exchange Listing

Our common stock has been approved for listing on The Nasdaq Global Select Market under the symbol “CNTX.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of shares of common stock, assuming (1) the issuance of shares of common stock offered by us in this offering, (2) the automatic conversion of all shares of our preferred stock into an aggregate of 16,334,500 shares of our common stock upon the closing of this offering, (3) the issuance of an aggregate of             shares of our common stock upon the closing of this offering to pay accrued dividends on certain of our shares of Series D preferred stock, assuming a closing date for this offering of                     , 2020 (4) the automatic cashless exercise of certain outstanding warrants to purchase shares of common stock and preferred stock, which, based on an assumption that the fair market value of our common stock for purposed of automatic exercise under the warrants will be equal to the assumed initial public offering price of per share (the midpoint of the price range set forth on the cover page of this prospectus), and assuming the automatic conversion of the shares of preferred stock issued pursuant to such automatic cashless exercise into shares of common stock, would result in the issuance of shares of our common stock upon the closing of this offering, (5) the assumed exercise prior to the closing of this offering of certain outstanding warrants that shall otherwise expire upon such closing to purchase 2,414,006 shares of preferred stock, which, assuming the automatic conversion of the shares of preferred stock issued pursuant to such exercise into shares of common stock, would result in the issuance of 386,506 shares of our common stock upon the closing of this offering, (6) for purposes of any automatic cashless exercise of warrants, that the fair market value of our common stock immediately prior to the closing of this offering exceeds the exercise price of the applicable warrant and (7) no exercise of outstanding options or warrants after, other than as described above. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, we estimate that approximately shares will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

In addition, of the 2,515,204 shares of our common stock that were subject to stock options outstanding as of September 30, 2019, options to purchase 1,783,870 shares of common stock were vested as of September 30, 2019 and, upon exercise, these shares will be eligible for sale subject to the lock-up agreements described below and Rules 144 and 701 under the Securities Act.

Lock-Up Agreements

We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock, have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC and SVB Leerink LLC, we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock, whether now owned or hereafter acquired (including the power of disposition thereof); (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise; or (iii) publicly disclose the intention to do any of the foregoing described in (i) and (ii) above.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on The Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of              shares of common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our preferred stock upon the closing of this offering, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of the shares of common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and do not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstances, including the impact of the alternative minimum tax or the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to holders subject to particular rules, including, without limitation:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities or currencies;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement;

•	persons for whom our common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•

persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation or upon conversion of Series D preferred stock into our common stock; and

•	tax-qualified retirement plans.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in that partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS LEGAL OR TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is not a “U.S. person,” a partnership or an entity disregarded as separate from its owner, each for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a U.S. person.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below in the section relating to the sale or disposition of our common stock. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below, we or the applicable withholding agent may treat the entire distribution as a dividend. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then a refund of any such excess amounts may be obtained if a claim for refund is timely filed with the IRS.

Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-U.S. holders may be entitled to a reduction in or an exemption from U.S. federal withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding our common stock in connection with the conduct of a trade or business within the United States and dividends being effectively connected with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Disposition of Common Stock

Subject to the discussion below on backup withholding, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes U.S. real property interests, or USRPIs, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently a USRPHC, and we do not anticipate becoming a USRPHC in the future. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period. If we are a USRPHC and either our common stock is not regularly traded on an established securities market or a non-U.S. holder holds more than 5% of our outstanding common stock, directly or indirectly, during the applicable testing period, such non-U.S. holder’s gain on the disposition of shares of our common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If we are a USRPHC and our common stock is not regularly traded on an established securities market, a non-U.S. holder’s proceeds received on the disposition of shares will also generally be subject to withholding at a rate of 15%. Prospective investors are encouraged to consult their tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC and regarding potentially applicable income tax treaties that may provide for different rules from those described above.

Information Reporting and Backup Withholding

Subject to the discussion below on foreign accounts, a non-U.S. holder will not be subject to backup withholding with respect to distributions on our common stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a U.S. person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable certification. However, information returns generally will be filed with the IRS in connection with any distributions made on our common stock to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale or other taxable disposition of our common stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale or other taxable disposition of our common stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or W-8BEN-E, or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we or the applicable withholding agent may treat the entire distribution as a dividend. Prospective investors should consult their tax advisors regarding the potential application of these withholding provisions.

UNDERWRITING

Credit Suisse Securities (USA) LLC and SVB Leerink LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
SVB Leerink LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public Offering Price	$	$	$
Underwriting Discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             million and are payable by us. We have also agreed to reimburse the underwriters for their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $50,000.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Credit Suisse Securities (USA) LLC and SVB Leerink LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock,

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise, or

•	publicly disclose the intention to do any of the foregoing.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Credit Suisse Securities (USA) LLC and SVB Leerink LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. In addition, in the event that any stockholder holding in excess of five percent of our outstanding shares of common stock, or a Major Holder, is granted an early release from the lock-up restrictions with respect to our securities in an aggregate amount in excess of one percent of our issued and outstanding shares of common stock (whether in one or multiple releases), then each other Major Holder automatically will be granted an equivalent early release from its obligations under the lock-up agreement on a pro-rata basis. Such release shall not be applicable in the event of an underwritten primary or secondary public offering or sale of our common stock during the period ending 180 days after the date of this prospectus.

Nasdaq Global Select Market Listing

Our common stock has been approved for listing on The Nasdaq Global Select Market, subject to notice of issuance, under the symbol “CNTX.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In addition, affiliates of SVB Leerink LLC, one of the underwriters for this offering, are beneficial owners of less than 1% of our outstanding capital stock prior to giving effect to the offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no shares have been offered or will be offered pursuant to this offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant Member State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the

Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP.

EXPERTS

The financial statements of Centrexion Therapeutics Corporation as of December 31, 2018 and 2017, and for each of the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2018 financial statements contains an explanatory paragraph that states that the Company’s recurring losses from operations and negative operating cash flows raise substantial doubt about the entity’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, District of Columbia. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Centrexion Therapeutics Corporation:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Centrexion Therapeutics Corporation (the Company) as of December 31, 2018 and 2017, the related statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred operating losses and negative cash flows from operations since inception, expects to continue to incur operating losses for the foreseeable future, and will need to raise additional capital to finance its future operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2018.

Cambridge, MA

September 18, 2019

CENTREXION THERAPEUTICS CORPORATION

BALANCE SHEETS

(in thousands, except share and per share data)

Centrexion Therapeutics Balance Sheet	December 31,		September 30	Pro forma September 30,
	2017	2018	2019	2019
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$60,679	$31,506	$69,263	$—
Prepaid expenses and other current assets	665	3,502	4,241	—

Total current assets	61,344	35,008	73,504	—
Property and equipment, net	29	69	60	—
Goodwill	1,396	1,396	1,396	—
Acquired in-process research and development	5,492	5,492	5,492	—
Other assets	76	—	2,569	—

Total assets	$68,337	$41,965	$83,021	$—

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,025	$4,931	$2,451	$—
Accrued expenses and other current liabilities	1,363	3,625	6,069	—
Unearned Revenue			—
Long-term debt, current portion	1,583	1,796	—	—

Total current liabilities	4,971	10,352	8,520	—
Long-term debt, net of discount	390	5,927	24,362	—
Warrant liabilities	2,446	2,378	1,895	—
Deferred tax liability (Note 14)	999	372	372	—
Other long-term liabilities	579	353	2,200	—

Total liabilities	9,385	19,382	37,349	—

Commitments and contingencies (Note 12)
Convertible preferred stock (Series A, B, C, and D), $0.001 par value; 103,555,395 shares authorized at December 31, 2017 and December 31, 2018, and 118,437,368 shares authorized at September 30, 2019 (unaudited); 93,545,253 shares issued and outstanding at December 31, 2017, 93,675,509 shares issued and outstanding at December 31, 2018, and 102,009,985 shares issued and outstanding at September 30, 2019 (unaudited); aggregate liquidation preference of $167,297 at December 31, 2018 and $182,299 at September 30, 2019 (unaudited)	152,836	152,940	168,232	—
Stockholders’ deficit:
Common stock, $0.001 par value; 200,000,000 shares authorized at December 31, 2017, December 31, 2018, September 30, 2019 (unaudited) and pro forma September 30, 2019 (unaudited); 1,244,493 shares issued and outstanding at December 31, 2017, 1,699,866 issued and outstanding at December 31, 2018 and September 30, 2019 (unaudited), and shares issued and outstanding pro forma September 30, 2019 (unaudited)	1	2	2	—
Additional paid-in capital	4,259	9,800	10,827	—
Notes receivable from stockholders	(597)	—	—	—
Accumulated deficit	(97,547)	(140,159)	(133,389)	—

Total stockholders’ deficit	(93,884)	(130,357)	(122,560)	—

Total liabilities, convertible preferred stock and stockholders’ deficit	$68,337	$41,965	$83,021	$—

CENTREXION THERAPEUTICS CORPORATION

STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

Centrexion Therapeutics Statement of Operations	Year Ended December 31,		Nine Months Ended September 30,
	2017	2018	2018	2019
			(unaudited)
Revenue	$—	$—	$—	$47,500

Operating expenses:
Research and development	17,622	28,620	17,420	29,629
General and administrative	6,433	10,557	6,612	10,582

Total operating expenses	24,055	39,177	24,032	40,211

Income (loss) from operations	(24,055)	(39,177)	(24,032)	7,289

Other income (expense), net:
Interest income	43	754	564	651
Interest expense	(983)	(332)	(205)	(1,027)
Loss on conversion of convertible notes payable	(497)	—	—	—
Loss on disposal of property and equipment	(38)	—	—	—
Loss on forgiveness of notes receivable from stockholders	—	(599)	(599)	—
Loss on extinguishment of long-term debt	—	(298)	(298)	(381)
Revaluation of stock warrant liabilities	475	68	(763)	727

Total other income (expense), net	(1,000)	(407)	(1,301)	(30)

Net income (loss) before income tax benefit	(25,055)	(39,584)	(25,333)	7,259
Income tax benefit	441	627	—	—

Net income (loss)	(24,614)	(38,957)	(25,333)	7,259
Less: Cumulative dividends on convertible preferred stock	(128)	(3,655)	(2,791)	(489)

Net income (loss) attributable to common stockholders	$(24,742)	$(42,612)	$(28,124)	$6,770

Net income (loss) per common share amounts:
Basic net income (loss) per share attributable to common stockholders	$(19.91)	$(33.73)	$(22.60)	$4.05
Diluted net income (loss) per share attributable to common stockholders	$(19.91)	$(33.73)	$(22.60)	$0.36

Weighted average common shares outstanding
Basic	1,242,744	1,263,369	1,244,493	1,669,866
Diluted	1,242,744	1,263,369	1,244,493	18,704,165

Pro forma net income/(loss) per share attributable to common stockholders—basic and diluted (unaudited)				—

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)				—

CENTREXION THERAPEUTICS CORPORATION

STATEMENT OF CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ DEFICIT

(in thousands, except share and per share data)

Centrexion Therapeutics Statement of Equity	Series A, B, C and D Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Note Receivable from Stockholders	Accumulated Deficit	Total Stockholders’ Deficit
	Number of Shares	Amount	Number of Shares	Par Value
Balance at December 31, 2016	52,939,004	$83,678	1,240,991	$1	$2,838	$(597)	$(72,805)	$(70,563)
Exercise of stock options	—	—	3,502	—	11	—	—	11
Issuance of Series D convertible preferred stock, net of offering costs of $4,061	35,277,773	59,439	—	—	—	—	—	—
Conversion of convertible notes payable and accrued interest into Series D convertible preferred stock	5,328,476	9,591	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	1,410	—	—	1,410
Dividends accrued on Series D convertible preferred stock	—	128	—	—	—	—	(128)	(128)
Net loss	—	—	—	—	—	—	(24,614)	(24,614)

Balance at December 31, 2017	93,545,253	152,836	1,244,493	1	4,259	(597)	(97,547)	(93,884)
Forgiveness of notes receivable from stockholders	—	—	—	—	—	597	—	597
Stock-based compensation expense	—	—	—	—	1,453	—	—	1,453
Issuance of common stock warrants	—	—	—	—	283	—	—	283
Issuance of Common Stock upon declaration of Series D convertible preferred stock accruing dividends	—	(128)	422,607	1	3,781	—	(3,654)	128
Dividends accrued on Series D convertible preferred stock	—	1	—	—	—	—	(1)	(1)
Exercise of Stock Options	—	—	1,050	—	5	—	—	5
Exercise of Common Stock Warrants	—	—	1,716	—	19	—	—	19
Exercise of Series C convertible preferred stock warrants	69,143	121	—	—	—	—	—	—
Exercise of Series D convertible preferred stock warrants	61,113	110	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(38,957)	(38,957)

Balance at December 31, 2018	93,675,509	152,940	1,669,866	2	9,800	—	(140,159)	(130,357)
Stock-based compensation expense	—	—	—	—	1,027	—	—	1,027
Dividends accrued on Series D convertible preferred stock	—	489	—	—	—	—	(489)	(489)
Exercise of Series C convertible preferred stock warrants	1,143	2	—	—	—	—	—	—
Issuance of Series D convertible preferred stock, net of offering costs of $200	8,333,333	14,800	—	—	—	—	—	—
Net Income	—	—	—	—	—	—	7,259	7,259

Balance at September 30, 2019 (unaudited)	102,009,985	$168,232	1,669,866	$2	$10,827	—	$(133,389)	$(122,560)

CENTREXION THERAPEUTICS CORPORATION

STATEMENTS OF CASH FLOWS

(in thousands, except share and per share data)

Centrexion Therapeutics Statement of Cash Flow	Years Ended December 31,		Nine Months Ended September 30,
	2017	2018	2018	2019
			(unaudited)
Cash flows from operating activities:
Net loss	$(24,614)	$(38,957)	$(25,333)	$7,259
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,410	1,453	1,153	1,027
Noncash rent expense	228	(14)	(11)	—
Noncash interest expense	468	115	62	164
Change in fair value of preferred stock warrant liabilities	(475)	(68)	763	(727)
Income tax benefit	(441)	(627)	—	—
Depreciation and amortization	21	8	6	13
Loss on disposal of property and equipment	38	—	—	—
Loss on conversion of convertible notes payable	497	—	—	—
Loss on forgiveness of note receivable from shareholders	—	599	599	—
Loss on extinguishment of long-term debt	—	298	298	381
Amortization of debt discount and deferred financing costs	315	9	7	60
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	238	(2,837)	(3,093)	(583)
Accounts payable	358	2,905	1,201	(2,481)
Accrued expenses and other current liabilities	(392)	2,250	5	1,827

Net cash provided by (used in) operating activities	(22,349)	(34,866)	(24,343)	6,940

Cash flows from investing activities:
Purchases of property and equipment	(28)	(48)	—	(5)

Net cash used in investing activities	(28)	(48)	—	(5)
Cash flows from financing activities:
Proceeds from issuance of convertible notes payable	9,185	—	—	—
Proceeds from sales of convertible preferred stock	63,500	—	—	15,000
Payments of issuance costs of convertible notes payable, long-term debt and convertible preferred stock	(4,288)	(22)	(22)	(149)
Proceeds from exercise of stock options	11	5	—	—
Proceeds from exercise of warrants	—	240	—	2
Proceeds from note payable	—	7,740	7,740	24,701
Payments on note payable	(1,583)	(1,979)	(1,979)	(7,740)
Payment of final payment and prepayment penalty	—	(243)	(14)	(537)

Net cash provided by financing activities	66,825	5,741	5,725	31,277

Net increase (decrease) in cash, cash equivalents and restricted cash	44,448	(29,173)	(18,618)	38,212
Cash, cash equivalents and restricted cash—beginning of period	16,231	60,679	60,679	31,506

Cash, cash equivalents and restricted cash—end of period	$60,679	$31,506	$42,061	$69,718

Supplemental disclosures of noncash investing and financing activities:
Conversion of convertible notes payable and accrued interest into convertible preferred stock, net	$9,591	—	—	—
Interest paid	$208	$188	72	583

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

1. Nature of the Business and Basis of Presentation

Centrexion Therapeutics Corporation (the “Company”) was incorporated under the laws of the State of Delaware in February 2013 under the name Centrex Corporation. In August 2013, the company changed its name to Centrex Therapeutics Corporation, and in July 2015 the Company changed its name to Centrexion Therapeutics Corporation. The Company is a late clinical-stage biopharmaceutical company focused on becoming the leader in identifying, developing and commercializing novel, non-opioid, non-addictive therapies to address the large unmet medical need for the treatment of chronic pain.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) promulgated by the Financial Accounting Standards Board (“FASB”). On November 2, 2018, the Company effected a one-for-6.245 reverse split of the Company’s common stock and a proportional adjustment to the existing conversion ratios for each of the series of the Company’s preferred stock (see Note 9). All common share and per share information and related information included in the accompanying financial statements have been adjusted retroactively, where applicable, to reflect the reverse split and adjustment of the preferred stock conversion ratios.

Risks and Uncertainties

The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the need to obtain additional financing. Product candidates currently under development will require significant additional research and development efforts, including extensive pre-clinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance-reporting capabilities.

The Company’s product candidates are in development. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from product sales. The Company operates in an environment of rapid change in technology and substantial competition from pharmaceutical and biotechnology companies. In addition, the Company is dependent upon the services of its employees and consultants.

Liquidity and Going Concern

The Company has generally incurred operating losses and negative cash flows from operations since inception, incurring a net loss of $24,614 and $38,957 during the years ended December 31, 2017 and 2018, respectively, and net income of $7,259 (unaudited) primarily as a result of the one-time payment of $47.5 million from Lilly, for the nine months ended September 30, 2019, and had an accumulated deficit of $140,159 as of December 31, 2018 and $133,389 (unaudited) as of September 30, 2019. The Company has primarily funded these losses through the sale of preferred stock to outside investors. To date, the Company has no product

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

revenue and expects operating losses to continue for the foreseeable future. The Company has devoted substantially all of its resources to its drug development efforts, comprising research and development, manufacturing, conducting clinical trials for its product candidates, protecting its intellectual property and general and administrative functions relating to these operations. The future success of the Company is dependent on its ability to develop its product candidates and ultimately upon its ability to attain profitable operations. At December 31, 2018, the Company had $31,506 of cash and cash equivalents on hand and at September 30, 2019, the Company had $69,263 (unaudited) of cash and cash equivalents on hand.

The conditions in the preceding paragraph raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Management’s plans to alleviate the conditions that raise substantial doubt regarding the Company’s ability to continue as a going concern include pursuing one or more of the following steps to raise additional funding and/or reduce expenditures:

•	Raise funding through the possible sales of the Company’s common or preferred stock, including public or private equity financings.

•	Seek a partner to advance development of CNTX-4975 or one or more of the Company’s other product candidates in development.

•	Defer or terminate planned clinical trials.

There can be no assurance, however, that the Company will receive cash proceeds from any of these potential resources or reduce its operating expenses. Furthermore, to the extent cash proceeds are received or expenses are reduced, there can be no assurance that those proceeds or reductions in expenses would be sufficient to support the Company’s operations for at least the next year following the date that the financial statements are issued. Management has concluded that the likelihood that its plans to obtain sufficient funding from one or more of these sources will be successful or its plans to reduce its operating expenses, while reasonably possible, is less than probable. Accordingly, management has concluded that substantial doubt exists regarding the Company’s ability to continue as a going concern.

If the Company is unable to raise capital when needed or on attractive terms, or if it is unable to procure partnership arrangements to advance its programs, or if it is unable to reduce its operating expenses, the Company would be forced to delay, reduce or eliminate its research and development programs and any future commercialization efforts.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with GAAP and the rules and regulations of the United States Securities and Exchange Commission (“SEC”) requires the use of estimates and assumptions, based on judgments considered reasonable, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

revenues and expenses during the reporting period. The Company bases its estimates and assumptions on historical experience, known trends and events and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Although the Company believes its estimates and assumptions are reasonable when made, they are based upon available information. The Company evaluates the estimates and assumptions on an ongoing basis and, if necessary, will make adjustments to reflect current facts and circumstances. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the acquired in-process research and development intangible asset, recoverability of goodwill, research contract costs and accruals and, the valuation of share-based compensation and the valuation convertible preferred stock warrants. Due to the risks and uncertainties involved in the Company’s business and evolving market conditions and, given the subjective element of the estimates and assumptions made, actual results may differ from estimated results.

Interim Financial Information (Unaudited)

The accompanying balance sheet as of September 30, 2019, the statements of operations and of cash flows for the nine months ended September 30, 2018 and 2019, and the statement of convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2019 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the Company’s opinion, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of September 30, 2019 and the results of its operations and its cash flows for the nine months ended September 30, 2018 and 2019. The financial data and other information disclosed in these notes related to the nine months ended September 30, 2018 and 2019 are unaudited. The results for the nine months ended September 30, 2019 are not necessarily indicative of results to be expected for the year ending December 31, 2019, any other interim periods, or any future year or period.

Pro Forma Information (Unaudited)

The accompanying unaudited pro forma balance sheet as of September 30, 2019 has been prepared to give effect to the:

•	automatic conversion of all outstanding shares of the Company’s convertible preferred stock into an aggregate of 16,334,500 shares of its common stock upon the closing of this offering;

•

issuance of an aggregate of 47,870 shares of our common stock upon the closing of the proposed initial public offering to pay accrued dividends on the Company’s Series D convertible preferred stock, assuming the proposed initial public offering had occurred on September 30, 2019;

•

automatic cashless exercise of certain outstanding warrants to purchase shares of the Company’s common stock and convertible preferred stock assuming the proposed initial public offering had occurred on September 30, 2019, which, based on an assumption that the fair market value of the Company’s common stock for purposes of automatic exercise under the warrants will be equal to the assumed initial public offering price of             per share per share (the midpoint of the price range set forth on the cover page of this prospectus) and assuming the automatic conversion of the shares of convertible preferred stock issued pursuant to such automatic cashless exercise into shares of common stock, would result in the issuance of              shares of our common stock upon the closing of this proposed initial public offering assuming it had occurred on September 30, 2019; and

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

•

the reclassification to equity of the Company’s warrant liability for 416,666 outstanding warrants to purchase shares of Series D convertible preferred stock which convert into the right to purchase shares of common stock upon the closing of this proposed initial public offering.

In the accompanying statements of operations, unaudited pro forma basic and diluted net income (loss) per share attributable to common stockholders for the nine months ended September 30, 2019 has been prepared to give effect to the:

•

automatic conversion of all outstanding shares of the Company’s convertible preferred stock into an aggregate of shares of its common stock upon the closing of this proposed initial public offering assuming it had occurred on January 1, 2019, or the date of issuance, if later;

•

automatic cashless exercise of certain outstanding warrants to purchase shares of the Company’s common stock and convertible preferred stock assuming the proposed initial public offering had occurred on January 1, 2019, which, based on an assumption that the fair market value of the Company’s common stock for purposes of automatic exercise under the warrants will be equal to the assumed initial public offering price of              per share (the midpoint of the price range set forth on the cover page of this prospectus) and assuming the automatic conversion of the shares of convertible preferred stock issued pursuant to such automatic cashless exercise into shares of common stock, would result in the issuance of              shares of the Company’s common stock upon the closing of this offering.

The accompanying unaudited pro forma information does not give effect to any exercise prior to the closing of this offering of certain outstanding warrants that shall otherwise expire upon such closing to purchase 2,414,006 shares of convertible preferred stock.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with original or remaining maturity from the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents includes bank demand deposits and a money market fund that invests in U.S. Government and U.S. Treasury securities.

Restricted cash consists of legally restricted deposit accounts held as compensating balances against the Company’s corporate credit card program and an irrevocable standby letter of credit connected to an office lease entered into in June 1, 2017 with an expiration date in 2024. Restricted cash classified as a current asset consists of the restricted deposit account relating to the Company’s corporate credit card agreement and short-term portion of the letter of credit connected to the office lease. Restricted cash classified as a long-term asset consists of the long-term portion of the restricted deposit account related to the irrevocable standby letter of credit.

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Cash as reported in the consolidated statements of cash flows includes the aggregate amounts of cash, cash equivalents, and restricted cash as presented on the consolidated balance sheets. Cash as reported in the consolidated statements of cash flows consists of (in thousands):

As of September 30, 2019
2019
(unaudited)
Cash and cash equivalents	$69,263
Restricted cash	155
Restricted cash included in other long-term assets	300

Total cash, cash equivalents and restricted cash shown in statement of cash flows	$69,718

Concentration of Credit Risk and of Significant Suppliers

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of cash equivalents. The Company limits its credit risk associated with cash equivalents by placing investments in a highly-rated money market fund. The Company has all cash and cash equivalents balances at one accredited financial institution, in amounts that exceed federally insured limits. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company is dependent on third-party manufacturers to supply products for research and development activities of its programs, including pre-clinical and clinical testing. These programs could be adversely affected by a significant interruption in the supply of such drug substance products.

Property and Equipment

Property and equipment are stated at cost. Leasehold improvements are amortized over the shorter of the term of the lease or their estimated useful lives. Depreciation of equipment, furniture and fixtures is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. The Company reviews the recoverability of all long-lived assets, including the related useful life, whenever events or changes in circumstances indicate that the carrying value amount of a long-lived asset may not be recoverable. The Company uses an estimated useful life of five years for furniture and equipment.

Acquired In-process Research and Development

Acquired in-process research and development (“IPRD”) represents the value of CNTX-4975 to which the Company obtained the rights to in its November 20, 2013 acquisition of Vallinex, Inc., and CNTX-2022 which the Company acquired from Arcion, Inc. in a related transaction. The Company reviews IPRD annually to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life of the asset. There were no triggering events or circumstances that would indicate IPRD is impaired as of December 31, 2018 or September 30, 2019.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired. The Company evaluates the recoverability of goodwill annually or more frequently if events or changes in circumstances indicate that the

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

carrying value of goodwill might be impaired. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. This step serves as the basis for determining whether it is necessary to perform the two-step goodwill impairment test. If the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying value, then it will perform the two-step test. The two-step test first compares the fair value of the reporting unit to its carrying value. If the fair value exceeds the carrying value, no impairment exists, and the second step is not performed. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded as part of the second step of the test, to the extent that the implied fair value of the reporting unit goodwill is less than the carrying value. The Company performed a qualitative analysis of goodwill in the fourth quarter of 2018, and concluded that there was no impairment.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount.

Warrant Liabilities

Warrants outstanding for the purchase of the Company’s convertible preferred stock are a form of a contingently redeemable instrument and, as such, are classified as liabilities on the Company’s balance sheet. Warrant liabilities are revalued at each reporting period, with changes in fair value recorded in the Company’s statement of operations as a component of other income or expense. The warrants will continue to be revalued at each reporting period until such time as they are exercised, expire, are reclassified to permanent equity or are otherwise settled. Valuation of warrant liabilities is based upon estimates of the fair value of the underlying convertible preferred stock and the related volatility and expected term for an illiquid instrument, which could vary significantly from period to period. Fair value of warrant liabilities is determined with reference to the periodic third-party valuations of the Company and its common stock.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s cash equivalents and warrant liabilities are carried at fair value (a Level 1 measurement and Level 3 measurement, respectively), determined according to the fair value hierarchy described above (see Note 4). The carrying values of the Company’s, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606 Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five step assessment: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception and once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract, determines which goods and services are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Exclusive Licenses of Intellectual Property - The Company may enter into collaboration and licensing arrangements for research and development, manufacturing, and commercialization activities with collaboration partners for the development and commercialization of its product candidates, which have components within the scope of ASC 606. The arrangements generally contain multiple elements or deliverables, which may include (1) licenses, or options to obtain licenses, to the Company’s intellectual property, (2) research and development activities performed for the collaboration partner, (3) participation on joint steering committees, and (4) the manufacturing of commercial, clinical or preclinical material. Payments pursuant to these arrangements typically include non-refundable, upfront payments, milestone payments upon the achievement of significant development events, research and development reimbursements, sales milestones, and royalties on future product sales. The amount of variable consideration is constrained until it is probable that the revenue is not at a significant risk of reversal in a future period. The contracts into which the Company enters generally do not include significant financing components.

If a license to the Company’s intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a promise or performance obligation is distinct from the other elements, the Company considers factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of its associated expertise in the

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

general marketplace. In addition, the Company considers whether the collaboration partner can benefit from a promise for its intended purpose without the receipt of the remaining elements, whether the value of the promise is dependent on the unsatisfied promise, whether there are other vendors that could provide the remaining promise, and whether it is separately identifiable from the remaining promise. For licenses that are combined with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of progress of each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. The measure of progress, and thereby periods over which revenue should be recognized, is subject to estimates by management and may change over the course of the arrangement. Such a change could have a material impact on the amount of revenue the Company records in future periods.

Milestone Payments: At the inception of each arrangement that includes milestone payments, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the respective milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on a level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue resulting from any of its licensing arrangements.

For a complete discussion of the Company’s accounting for its license and collaboration agreements, see Note 13, License and collaboration agreements.

Research and Development Costs

Costs incurred in connection with research and development activities are expensed as incurred. Research and development expenses include (i) employee-related expenses, including salaries, benefits, travel and share-based compensation expense, (ii) external research and development expenses incurred under arrangements with third parties, such as contract research and contract manufacturing organizations, investigational sites and consultants, (iii) the cost of acquiring, developing and manufacturing clinical trial materials, and (iv) costs associated with preclinical and clinical activities and regulatory operations. Nonrefundable advance payments for goods and services that will be used in future research and development activities are recorded as prepaid expenses and expensed when the activity is performed or when the goods have been received.

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Research Contract Costs and Accruals

The Company has entered into various research and development contracts with research institutions and other companies. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs based on progress of the work to date, phase or completion of events, invoices received, contracted costs and related payments. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Accounting for Stock-Based Compensation

The Company measures all stock options and other stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options with only service-based vesting conditions and records the expense for these awards using the straight-line method.

Effective January 1, 2018, the Company adopted ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which expanded the scope of ASC 718, Compensation-Stock Compensation, to include accounting for share-based payment transactions for acquiring goods and services from non-employees. Prior to the adoption of ASU 2018-07, the Company measured stock-based awards granted to consultants and non-employees based on the fair value of the award on the date on which the related service was complete, and remeasured the fair value of the awards at the end of each financial reporting period prior to completion of the service, using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model. Compensation expense was recognized over the period during which services were rendered by such consultants and non-employees until completed.

Subsequent to the adoption ASU 2018-07, the Company measures stock-based awards granted to consultants and non-employees based on the fair value of the award on the grant date, similar to awards granted to employees. Compensation expense is recognized over the period during which services were rendered by such consultants and non-employees until completed. Pursuant to ASU 2018-07, the Company no longer remeasures these awards to the then-current fair value at the end of each reporting period.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients’ service payments are classified. The Company records forfeitures as they occur.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. The Company historically

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employees is equal to the remaining contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense.

The Company accounts for uncertainty in income taxes recognized. If the tax position is deemed more-likely-than-not to be sustained it would then be assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. To date the Company has no uncertain tax positions and there have been no interest or penalties.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. There was no difference between the Company’s net loss and comprehensive loss for each of the years ended December 31, 2017 and 2018, or for each of the nine months ended September 30, 2018 and 2019 (unaudited).

Net Income (Loss) per Share

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the sum of the weighted average number of common shares outstanding during the period and, if dilutive, the weighted average number of potential shares of common stock, including the assumed exercise of stock options, convertible preferred stock and warrants.

The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders for all periods presented in a net loss position, as the effects of potentially dilutive securities are anti-dilutive.

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Leases

Effective January 1, 2019, the Company adopted ASC 842. This standard requires lessees to recognize in the statement of financial position a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term for both finance and operating leases.

In accordance with ASC 842, components of a lease are split into three categories: lease components (e.g., land, building, etc.), non-lease components (e.g., common area maintenance, maintenance, consumables, etc.), and non-components (e.g., property taxes, insurance, etc.). The fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on fair values to the lease components and non-lease components. Although separation of lease and non-lease components is required, certain practical expedients are available. Entities may elect the practical expedient to not separate lease and non-lease components. Rather, they would account for each lease component and the related non-lease component together as a single component. The Company has elected to account for the lease and non-lease components of its operating leases as a single lease component. The lease component results in an operating right-of-use asset and lease liability being recorded on the condensed balance sheets and amortized on a straight-line basis as lease expense.

The Company adopted ASC 842 using the optional transition method outlined in ASU 2018-11 effective January 1, 2019 (unaudited). Upon adoption of ASC Topic 842, the Company recognized a lease liability and a corresponding right-of use asset of $2,872 and $2,583, respectively, and derecognized a deferred rent liability of $289 (unaudited). The right-of-use asset is presented on the condensed balance sheets in long-term assets, and the lease liability is presented in both current and long-term liabilities. The Company did not record any cumulative effect adjustment to accumulated deficit as a result of adopting this standard. The Company also elected to adopt the practical expedients upon transition, which permit companies to not reassess lease identification, classification, and initial direct costs under ASU 2016-02 for leases that commenced prior to the effective date.

Recently Adopted Accounting Pronouncements

In April 2012, the Jump-Start Our Business Startups Act (the “JOBS Act”) was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, the Company elected to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606), regarding the accounting for and disclosures of revenue recognition, with an effective date for public companies of annual and interim periods beginning after December 15, 2016. In July 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which deferred the effective date of the previously issued revenue recognition guidance by one year. This guidance will be effective for public companies for annual and interim periods beginning after December 15, 2017. For all other entities, including emerging growth companies, this standard is effective for annual reporting periods beginning after December 15, 2018, and interim periods with annual periods beginning after December 15, 2019. Early adoption is permitted. The Company adopted this new standard on January 1, 2018. The adoption of ASU 2014-09 did not have an effect on the Company’s financial statements or related disclosures as of the year ended December 31, 2018 or the nine months ended September 30, 2019.

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): “Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this ASU should be applied prospectively to an award modified on or after the adoption date. This guidance was effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The Company adopted ASU 2017-09 effective January 1, 2018, and it did not have an effect on its financial statements or related disclosures.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company adopted ASU 2017-11 effective January 1, 2019, and it did not have an effect on its financial statements or related disclosures.

In June 2018, the FASB issued ASU 2018-07. Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 expands the guidance in Topic 718 to include share-based payments for goods and services to non-employees and generally aligns it with the guidance for share-based payments to employees. The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Company adopted ASU 2018-07 effective January 1, 2018, and it did not have an effect on its financial statements or related disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. ASU 2018-13 is effective for all entities for annual and interim periods beginning after December 15, 2019. An entity is permitted to early adopt either the entire standard or only the provisions that eliminate or modify requirements. The Company has not elected to early adopt this standard and is currently evaluating the impact the adoption of the standard will have on its financial statements and related disclosures.

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

3. Fair Value of Financial Assets and Liabilities

A summary of the financial assets and liabilities that are measured on a recurring basis at fair value as of December 31, 2017 and 2018, and September 30, 2019 (unaudited), is as follows:

	December 31, 2017
			Fair Value Measurement Based on
	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds (cash equivalents)	$56,354	$56,354	$56,354	$—	$—
Liabilities
Convertible preferred stock warrant liabilities	$2,446	$2,446	$—	$—	$2,446

	December 31, 2018
			Fair Value Measurement Based on
	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds (cash equivalents)	$26,468	$26,468	$26,468	$—	$—
Liabilities
Convertible preferred stock warrant liabilities	$2,378	$2,378	$—	$—	$2,378

	September 30, 2019 (unaudited)
			Fair Value Measurement Based on
	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds (cash equivalents)	$63,968	$63,968	$63,968	$—	$—
Liabilities
Convertible preferred stock warrant liabilities	$1,895	$1,895	$—	$—	$1,895

Money market funds were valued by the Company using quoted prices in active markets for similar securities, which represent a Level 1 measurement within the fair value hierarchy.

During the years ended December 31, 2017 and 2018, and nine months ended September 30, 2019 there were no transfers between Level 1, Level 2 and Level 3. During the years ended December 31, 2017 and 2018, and nine months ended September 30, 2019 there were new issuance and fair value adjustments in the Company’s Level 3 financial liabilities as disclosed in Note 8.

The preferred stock warrant liability represents the fair values of warrants to purchase Series B, Series C and Series D convertible preferred stock. The fair values of the warrants are based on significant inputs not

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

observable in the market, which represent a Level 3 measurement within the fair value hierarchy. The Company’s valuation of the preferred stock warrants utilized the Black-Scholes option-pricing model, which incorporates assumptions and estimates to value the preferred stock warrants. The Company assessed these assumptions and estimates on a quarterly basis as additional information impacting the assumptions was obtained.

The quantitative elements associated with the Company’s Level 3 inputs impacting the fair value measurement of the preferred stock warrant liability include the fair value per share of the underlying convertible preferred stock, the remaining contractual term of the warrants, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying convertible preferred stock. The Company determines the fair value per share of the underlying preferred stock by taking into consideration its most recent sales of its convertible preferred stock as well as additional factors that the Company deems relevant. The Company estimates its expected stock volatility based on the historical volatility of a representative group of public companies in the biotechnology industry for the expected terms. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the expected terms.

Fair value of the Company’s warrants is determined with reference to the periodic third-party valuations of the Company’s preferred and common stock.

4. Property and Equipment, Net

Property and equipment, net, consisted of the following:

	As of December 31,		As of September 30, (unaudited)
	2017	2018	2019
Furniture and equipment	$43	$43	$48
Leasehold improvements	—	48	48

	43	91	96
Less accumulated depreciation and amortization	(14)	(22)	(36)

Property and equipment, net	$29	$69	$60

Depreciation expense was $21 and $8 for the years ended December 31, 2017 and 2018, respectively, and $14 (unaudited) for the nine months ended September 30, 2019.

In October 2016, the Company entered into a lease for office space in Boston, Massachusetts, and in June 2017, relocated its corporate offices from Baltimore, Maryland. As a result of the relocation of its offices, the Company disposed of certain office furniture and equipment and recorded a loss on disposal of assets of $38 for the year ended December 31, 2017.

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

5. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,		As of September 30,
	2017	2018	2019
			(unaudited)
Clinical trial costs	$835	$1,063	$3,116
Compensation and benefits	114	1,638	1,385
Consulting	50	124	229
Offering costs	258	591	639
Interest	13	25	202
Other	93	184	498

	$1,363	$3,625	$6,069

6. Long-term Debt

On April 22, 2015, the Company entered into a term loan facility with Silicon Valley Bank (“SVB”) for up to $10,000 (the “Original SVB Term Loan”). The proceeds were used for general corporate and working capital purposes. The Original SVB Term Loan provided for two separate tranches under which the Company could borrow. The first tranche was for up to $7,500 and was available until February 29, 2016, with an initial borrowing of $3,000 required at closing. The second tranche for $2,500 was available until January 31, 2017 and would become available upon the achievement of certain milestone events. The Company borrowed $3,000 upon the closing of the Original SVB Term Loan, and drew an additional $1,750 under the first tranche on February 29, 2016, for a total of $4,750 borrowed under the Original SVB Term Loan.

On June 29, 2018, SVB and the Company further amended the SVB Loan Agreement to provide for a new term loan of $7,740 (the “2018 SVB Term Loan”) that was advanced to the Company in a single net amount of $6,302 after repaying in full the Company’s then outstanding obligations and liabilities under the Original SVB Term Loan. The terms of the 2018 SVB Term Loan were compared to the terms of the Original SVB Term Loan and were found be substantially different. As such, the repayment of the Original SVB Term Loan upon execution of the 2018 SVB Term Loan was accounted for as an extinguishment of the Original SVB Term Loan.

The 2018 SVB Term Loan accrued interest at a floating rate per annum equal to the greater of 3.5% or the prime rate less 1.25% and provided for interest-only payments on a monthly basis until June 1, 2019. Thereafter, payments were payable in equal monthly installments of principal, plus all accrued and unpaid interest. The Company could prepay the 2018 SVB Term Loan in whole upon 30 days’ prior written notice to SVB. Any such prepayment of the 2018 SVB Term Loan is subject to a prepayment charge of 3.0% of the then outstanding principal if prepaid on or prior to June 27, 2019, 2.0% of the then outstanding principal amount if prepaid after June 27, 2019, but on or prior to June 27, 2020, and 1.0% of the then outstanding principal amount if prepaid after June 27, 2020 but prior to the 2018 SVB Term Loan maturity date.

On June 28, 2019, the Company entered into a loan and security agreement for a $40,000 term loan facility with Solar Capital Ltd. and certain of its affiliates (“Solar”), consisting of an initial term A loan of $25,000 (the “Initial Solar Loan”) which was funded on the closing date, and a term B loan of $15,000 (the “Second Draw Loan”) which may be funded at the Company’s option commencing on the date of the closing of an initial public offering and ending upon the earliest to occur of (i) the date that is 30 days after the closing of an initial public offering, (ii) November 30, 2019 and (iii) the occurrence of certain events of default, subject to certain other customary conditions.

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

On November 12, 2019, the Company entered into a First Amendment to the Loan and Security Agreement with Solar. Under the First Amendment, the date under section (ii) was extended for the Company to draw the funds under the term B loan by March 15, 2020.

Upon funding of the Initial Solar Loan, the Company received net proceeds of $16,700 after the repayment of the 2018 SVB Term Loan and the payment of certain other expenses. Interest-only repayments are due monthly following the funding of each term loan and continue until August 1, 2021 or, if the Company draws the entire Second Draw Loan and achieves certain clinical development milestones, February 1, 2022. Thereafter, equal interest and principal repayments are due monthly until the maturity date of January 1, 2024 (the “Maturity Date”), when all unpaid principal and interest is due.

Interest on each term loan will accrue at a floating per annum rate equal to 7.25% plus the greater of either 2.45% or the 30-day U.S. LIBOR rate as reported on the last business day of the month that immediately precedes the month in which interest accrues (2.2% as of September 30, 2019). The Company may also prepay the term loans at its option, subject to the payment of a prepayment fee. The loan and security agreement includes customary restrictive covenants, events of default and other customary terms and conditions. The Company’s obligations under the term loan facility are secured by a first priority security interest in substantially all of its assets, subject to certain exceptions, including intellectual property assets and, subject to certain exceptions, a pledge of 100% and 65%, respectively, of the issued and outstanding capital stock the Company holds in its U.S. and foreign subsidiaries.

The minimum future principal payments under the term loan facility with Solar as of September 30, 2019 (unaudited) are as follows:

Period ending September 30, 2019,
2020	$—
2021	4,167
2022 and thereafter	20,833

Total principal	25,000
Unamortized discount, net current portion	(638)

Long-term debt	$24,362

Amounts outstanding during an event of default are payable upon Solar’s demand and will accrue interest at an additional rate of 4.0% per annum of the past due amount outstanding.    In addition, a final payment fee of 4.5% of the aggregate principal amount advanced under the term loan facility with Solar will be due on the Maturity Date, or upon prepayment in full or otherwise. The amount of the end of term charge is being accrued over the term of the Initial Solar Loan as interest expense.

In April 2015, in connection with the Original SVB Term Loan, the Company issued to SVB and its affiliate a warrant to purchase shares of the Company’s common stock at an exercise price of $3.03 per share. The warrants are exercisable for total of 24,272 shares of common stock until April 21, 2022. The Company estimated the fair value of the warrants for shares exercisable on the issue date in April 2015 to be $56. The value of the warrants was recorded as a discount to the Original SVB Term Loan.

In June 2018, in connection with the 2018 SVB Term Loan, the Company issued to SVB a warrant to purchase 58,817 shares of the Company’s common stock at an exercise price of $8.06 per share. The warrants are exercisable until June 26, 2028. The Company estimated the fair value of the warrants for shares exercisable on

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

the issue date in June 2018 to be approximately $283, which was included in the calculation of the loss on extinguishment recognized upon the repayment of the Original Term SVB Loan. During the year-ended December 31, 2018, the Company recognized a total loss on extinguishment of the Original SVB Term Loan of $298.

In June 2019, in connection with the Initial Solar Loan, the Company issued to Solar a warrant to purchase shares of the Company’s Series D convertible preferred stock at an exercise price of $1.80 per share. The warrants are exercisable for total of 416,666 shares of Series D preferred stock until June 26, 2028. The Company estimated the fair value of the warrants for shares exercisable on the issue date in June 2019 to be $245 (unaudited). Upon consummation of an underwritten public offering and sale of the Company common stock pursuant to an effective registration statement, the warrants will become warrants to purchase an aggregate of 66,717 (unaudited) shares of the Company’s common stock. The value of the warrants was recorded as a discount to the Initial Solar Loan.

7. Convertible Notes Payable

From April to October 2017, the Company issued notes to various parties and stockholders totaling $9,185 (the “2018 Notes”). The 2018 Notes bore interest at 10% per annum. All unpaid principal, together with the then accrued interest, for each 2018 Note outstanding was due and payable at any time after December 31, 2018. The 2018 Notes contained a number of conversion, repayment, and prepayment provisions:

•

Automatic conversion—In the event of certain defined financing activities prior to maturity, the outstanding amount of the 2018 Notes were to convert into shares or principal amount of the securities issued in such financing at a price per share or principal amount equal to one hundred percent (100%) of the price per share or principal amount paid for the newly issued securities by investors in the financing.

•

Optional conversion—In the event of a financing outside the defined financing activities prior to maturity, upon prior written consent of the majority of the 2018 note holders the outstanding amount of the 2018 Notes would have converted into shares or principal amount of the securities issued in such financing at a price per share or principal amount equal to one hundred percent (100%) of the price per share or principal amount paid for the newly issued securities by investors in the financing.

•

Event of default—Upon the occurrence or existence of any event of default involving a failure to pay, breach of representation or warranty, or breach of covenant, the holders of the 2018 Notes may have declared the 2018 Notes immediately due and payable. Upon the occurrence or existence of any event of default involving voluntary or involuntary bankruptcy or insolvency proceedings, the 2018 Notes would have automatically become immediately due and payable.

•

Voluntary prepayment—The 2018 Notes were not to be prepaid in whole or in part at any time by the Company without prior written consent of the holders of a majority of the then aggregate outstanding amount of the 2018 Notes.

•

Mandatory prepayment—In the event of a change in control prior to a conversion of the 2018 Notes, the outstanding amount may have been repaid to the holders in an amount equal to the higher of (a) one and one-half times (1.5x) the outstanding amount, immediately after the closing of such change in control, or (b) the amount in cash the holders would have received upon consummation of

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

such change in control if such holder’s 2018 notes had been converted into shares of the Company’s common stock at a price per share equal to $11.241 per share immediately prior thereto.

In conjunction with the 2018 Notes, the Company issued an aggregate of 831,120 warrants to the 2018 Note holders to purchase securities in the conversion of the 2018 Notes with an initial exercise price of $1.80 per share. The warrants issued in connection with the 2018 Notes are considered freestanding financial instruments and are classified as liabilities in the Company’s balance sheets as of December 31, 2018 (See Note 8).

In December 2017, the Company completed a qualified financing and all of the 2018 Notes and accrued interest were converted into shares of Series D convertible preferred stock. At the time of the conversion the Company recorded a loss on the conversion of the 2018 Notes which is included in other income (expense), net in the accompanying statements of operations.

The issuance and conversion of the 2018 Notes for Series D convertible preferred stock is summarized as follows:

2017
2018 Note proceeds	$9,185
Warrant liability on issuance	(509)

Allocation of proceeds to 2018 Notes	8,676
Amortization of discount on 2018 Notes to interest expense	143
Loss on conversion	366

9,185
Accrued interest on conversion	406

Outstanding amount of 2018 Notes on conversion	9,591
Series D preferred stock price	$1.80

Series D preferred stock shares	5,328,476

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

8. Warrant Liabilities

Outstanding warrants for the purchase of shares of the Company’s series of convertible preferred stock and common stock and the associated liabilities included in the Company’s balance sheets as of December 31, 2017 and 2018 and September 30, 2019 (unaudited) are summarized as follows:

	Warrants for Series B Preferred Stock		Warrants for Series C Preferred Stock		Warrants for Series D Preferred Stock		Warrants for Common Stock		Total Warrant Liability
	Number	Liability Amount	Number	Liability Amount	Number	Liability Amount	Number	Liability Amount
Balance at December 31, 2016	619,314	$318	3,068,263	$1,638	—	—	126,033	$392	$2,348
Issued as inducement for 2018 Notes	—	—	—	—	831,120	509	—	—	509
Issued as compensation to placement agent	—	—	—	—	—	—	18,905	59	59
Adjustment to fair value	—	(52)	—	(252)	—	(98)	—	(68)	(470)

Balance at December 31, 2017	619,314	$266	3,068,263	$1,386	831,120	$411	144,938	$383	$2,446
Exercised	—	—	(69,143)	(47)	(61,113)	(39)	—	—	(86)
Expired	(377,439)	(163)	—	—	—	—	(126,033)	(325)	(488)
Adjustment to fair value	—	(17)	—	423	—	88	—	12	506

Balance at December 31, 2018	241,875	86	2,999,120	1,762	770,007	460	18,905	70	2,378

Issued to lender	—	—	—	—	416,666	245	—	—	245
Exercised	—	—	(1,143)	—	—	—	—	—	—
Expired	(241,875)	(86)	—	—	—	—	—	—	(86)
Adjustment to fair value	—	—	—	(460)	—	(168)	—	(14)	(642)

Balance at September 30, 2019	—	$0	2,997,977	$1,302	1,186,673	$537	18,905	$56	$1,895

Warrants for Series B Preferred Stock

In connection with closings of the Company’s Series B convertible preferred stock 2013 and 2014, the Company granted to its placement agent an aggregate of 619,314 warrants to purchase Series B convertible preferred stock with an exercise price of $2.01 per warrant for a share of Series B preferred stock and a term of five years from issuance (the “Series B Warrants”).

The fair value of the Series B Warrants at issuance ($209) was recorded as a Series B Warrants liability. The Company recorded fair value adjustments that resulted in a gain of $52 for the year ended December 31, 2017 and a gain of $17 for the year ended December 31, 2018. These warrants expired in the first quarter of 2019.

Warrants for Series C Preferred Stock

In connection with closings of the Company’s 2019 Notes in 2016, the Company granted an aggregate of 1,714,285 warrants to purchase what became the Company’s Series C convertible preferred stock on

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

conversion of the 2019 Notes in December 2016 with an exercise price of $1.75 per warrant for a share of Series C preferred stock and a term of five years from issuance (See Note 7). In addition, in December 2016 the Company granted 1,353,978 warrants to purchase the Company’s Series C convertible preferred stock to the placement agent involved in securing the Series C convertible preferred stock financing with an exercise price of $1.98 per warrant for a share of Series C preferred stock and a term of seven years from issuance. Together, the “Series C Warrants”.

The fair value of the Series C Warrants at issuance (an aggregate of $1,675) was recorded as a Series C Warrants liability. The Company recorded fair value adjustments resulting in a gain of $252 for the year ended December 31, 2017, a loss of $423 for the year ended December 31, 2018, and a gain of $460 for the nine months ended September 30, 2019 (unaudited).

Warrants for Series D Preferred Stock

In connection with closings of the Company’s 2018 Notes in 2017, the Company granted an aggregate of 831,120 warrants to purchase what became the Company’s Series D convertible preferred stock on conversion of the 2018 Notes in December 2017 with an exercise price of $1.80 per warrant for a share of Series D convertible preferred stock and a term of five years from issuance. In addition, in June 2019, the Company granted 416,666 warrants to purchase the Company’s Series D convertible preferred stock to Solar upon the closing of the Initial Solar Loan with an exercise price of $1.80 per warrant for a share of Series D preferred stock and a term of five years from issuance. (See Note 7).

The fair value of the Series D Warrants at issuance (an aggregate of $509 in 2017 and $245 in 2019) was recorded as a Series D Warrants liability. The Company recorded fair value adjustments resulting in a gain of $98 for the year ended December 31, 2017, a loss of $88 for the year ended December 31, 2018, and a gain of $168 for the nine months ended September 30, 2019 (unaudited).

Warrants for Common Stock

In connection with closings of convertible notes in 2013, the Company granted an aggregate of 27,993 warrants to purchase the Company’s common stock with an exercise price of $10.93 per warrant for a share of common stock and a term of five years from issuance. In addition, the Company granted 98,040 warrants to purchase the Company’s common stock to the placement agent involved in securing the Series B convertible preferred stock financing with an exercise price of $12.56 per warrant for a share of common stock and a term of five years from issuance. These warrants expired in the fourth quarter of 2018.

In connection with closings of the Company’s Series D preferred stock in 2017, the Company granted to its placement agent an aggregate of 18,905 warrants to purchase common stock with an exercise price of $11.25 per warrant for a share of common stock and a term of five years from issuance. The fair value of the common warrant at issuance ($59) was recorded as a common warrant liability.

The Company recorded fair value adjustments resulting in a gain of $68 for the year ended December 31, 2017, a loss of $12 for the year ended December 31, 2018, and a gain of $14 for the nine months ended September 30, 2019 (unaudited).

The Company’s liability-classified warrants are exercisable as follows as of September 30, 2019 (unaudited):

•	2,414,006 of the warrants having exercise prices ranging from $1.75 to $1.80 are exercisable on a cash basis and expire upon the earlier to occur of the fifth anniversary of their date of issue (which

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

begin in March 2021 and range through December 2022), a change of control of the Company, or the closing of an initial public offering.

•

1,353,978 of the warrants having an exercise price of $1.98 are exercisable at various dates any time prior to the fifth anniversary of their date of issue (which begin in December 2021 and range through April 2022) and automatically exercise on a net cashless basis in the event of a change of control of the Company or an initial public offering.

•

416,666 of the warrants having an exercise price of $1.80 are exercisable at various dates any time prior to the seventh anniversary of their date of issue (June 2028) and become warrants to purchase an aggregate of 66,717 shares of the Company’s common stock upon the consummation of an underwritten public offering and sale of the Company common stock pursuant to an effective registration statement.

9. Convertible Preferred Stock

The Company has issued Series A, Series B, Series C, and Series D convertible preferred stock (collectively, the “Convertible Preferred Stock”). As of September 30, 2019 (unaudited), the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 118,437,368 shares of $0.001 par value preferred stock. All of the Company’s convertible preferred stock is classified outside of stockholders’ deficit because the shares contain deemed liquidation rights that are a contingent redemption feature not solely within the control of the Company.

The following table summarizes the Company’s outstanding Convertible Preferred Stock as of December 31, 2017 and 2018 and September 30, 2019 (unaudited):

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Conversion Price (Per Share)
Series A	5,000,000	5,000,000	$5,672	$8,750	$10.92875
Series B	21,999,999	21,380,685	31,927	37,416	10.92875
Series C	33,333,334	26,558,319	46,079	47,805	11.241
Series D	43,222,062	40,606,249	69,158	73,220	11.241

Balance at December 31, 2017	103,555,395	93,545,253	$152,836	$167,191

Series A	5,000,000	5,000,000	$5,672	$8,750	10.92875
Series B	21,999,999	21,380,685	31,928	37,416	10.92875
Series C	33,333,334	26,627,462	46,199	47,930	11.241
Series D	43,222,062	40,667,362	69,141	73,201	11.241

Balance at December 31, 2018	103,555,395	93,675,509	$152,940	$167,297

Series A	5,000,000	5,000,000	$5,672	$8,750	10.92875
Series B	21,999,999	21,380,685	31,928	37,416	10.92875
Series C	33,333,334	26,628,605	46,201	47,928	11.241
Series D	58,104,035	49,000,695	84,431	88,201	11.241

Balance at September 30, 2019 (unaudited)	118,437,368	102,009,985	$168,232	$182,295

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

The holders of the Convertible Preferred Stock have the following rights and preferences:

Voting

Each holder of outstanding shares of the Convertible Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Convertible Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Convertible Preferred Stock shall vote together with the holders of common stock as a single class.

At any time when at least 10,805,515 shares of Series D convertible preferred stock are outstanding the Company shall not (a) amend, alter or repeal any provision of the certificate of incorporation or bylaws of the Company in a manner that material adversely affects the powers, preferences or rights of the Series D convertible preferred stock, (b) or authorize, create, or issue any additional class or series of capital stock that ranks senior to or pari passu with the Series D convertible preferred stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, (c) effect any merger or consolidation or voluntarily liquidate, dissolve or wind-up the business and affairs of the Company, (d) redeem or repurchase any shares of capital stock of the Company unless (i) at the lower of fair market value or cost, or (ii) approved by the board of directors, (e) declare or pay any dividend, or make any distribution on, any shares of the Company’s capital stock except dividends or other distributions payable on the common stock solely in the form of additional shares of common stock, Accruing Dividends (as defined below) and as otherwise provided in the certificate of incorporation, (f) amend or adopt any equity incentive plan, or (g) increase or decrease the number of directors constituting the entire board of directors.

Dividends

The holders of Series D convertible preferred stock accrue dividends at the rate per annum of $0.117 per share, from and after the date of issuance, until the earliest to occur of (a) the first anniversary of such date of issuance, (b) any conversion of such shares of Series D convertible preferred stock, (c) any dissolution or winding up of the Company, and (d) any Deemed Liquidation Event (as defined below) (the “Accruing Dividends”). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative and payable in kind in shares of common stock (based on a value of $11.241 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) on the earliest to occur of (i) the first anniversary of issuance of the applicable share of Series D convertible preferred stock, (ii) any conversion of such share of Series D convertible preferred stock, (iii) any liquidation, dissolution or winding up of the Company, and (iv) any Deemed Liquidation Event (as defined below).

Other than Accruing Dividends, which are payable in accordance with the terms outlined above, dividends are payable only when, as, and if declared by the board of directors. The holders of the Convertible Preferred Stock shall be entitled to receive dividends out of the assets of the Company legally available. If a dividend is paid or declared, the holders of Series D preferred stock shall first receive a dividend on each outstanding share, followed by Series C preferred stock, Series B preferred stock and Series A preferred stock, respectively. The dividend is to be equal to that dividend per share as would equal the product of the dividend payable on each share of such class or series and the number of shares of common stock issuable upon conversion of a share of preferred stock on the dividend declaration date. Approximately $490 was accrued as dividends during the nine months ended September 30, 2019.

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Liquidation

In the event of any liquidation, voluntary or involuntary, dissolution or winding up of the Company or Deemed Liquidation Event (as defined below), holders of shares of Convertible Preferred Stock then outstanding are entitled to receive, prior and in preference to all other stockholders and/or any other class or series of securities ranking junior to the Convertible Preferred Stock, and to the extent available, an amount per share equal to the greater of (i) the Original Issue Price (as defined below), plus any Accruing Dividends accrued but unpaid, whether or not declared, together with any other dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Convertible Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. In the event that proceeds are not sufficient to permit payment in full to these holders, the proceeds will be ratably distributed among the holders of Convertible Preferred Stock on a pari passu basis to the full preferential amount each such holder is otherwise entitled to receive. The Original Issue Price is $1.75 per share for Series A convertible preferred stock, $1.75 per share for Series B convertible preferred stock, $1.80 per share for Series C convertible preferred stock, and $1.80 per share for Series D convertible preferred stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Convertible Preferred Stock.

After payments have been made in full to the holders of Convertible Preferred Stock, then, to the extent available, holders of common stock will receive the remaining amounts available for distribution ratably in proportion to the number of common shares held provided.

A Deemed Liquidation Event includes a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

Conversion Rights

Each share of Convertible Preferred Stock shall be convertible, at the option of the holder, into such number of common shares as determined by dividing the Original Issue Price for each series of shares by the conversion price. The conversion price is $10.92875 for the Series A convertible preferred stock and Series B convertible preferred stock, and $11.241 for the Series C convertible preferred stock and Series D convertible preferred stock.

Mandatory Conversion

Upon either the closing of sales of shares of common stock to the public pursuant to an effective registration resulting in $50.0 million of gross proceeds, the closing of sales of shares of common stock to the public pursuant to this registration statement or the vote or written consent of at least a majority of the then outstanding shares of Series D convertible preferred stock, all outstanding shares shall automatically be converted into shares of common stock at the then effective conversion rate. Assuming such mandatory conversion occurred on September 30, 2019, all shares of convertible preferred stock would have been converted into 16,334,500 shares of common stock (unaudited).

Anti-Dilution

Holders of Convertible Preferred Stock are afforded anti-dilution protection with respect to corporate events such as stock splits and recapitalizations.

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

10. Stockholders’ Deficit

Common Stock

As of December 31, 2018, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 200,000,000 shares of $0.001 par value common stock.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of the Convertible Preferred Stock. When dividends are declared on shares of common stock, the Company must declare at the same time a dividend payable to the holders of Convertible Preferred Stock equivalent to the dividend amount they would receive if each preferred share were converted into common stock. The Company may not pay dividends to common stockholders until all dividends accrued or declared but unpaid on the Convertible Preferred Stock have been paid in full. No dividends have been declared to date.

As of December 31, 2018 and September 30, 2019 (unaudited), the Company had reserved 18,238,781 and 20,072,598 shares respectively, for the conversion of the outstanding shares of Convertible Preferred Stock (see Note 9), the exercise of outstanding stock options and the number of shares remaining available for future grant under the Company’s 2013 Plan, the exercise of outstanding common stock warrants, and the exercise of outstanding warrants to purchase Series B, Series C and Series D convertible preferred stock assuming they become warrants to purchase common stock (see Note 8).

Common Stock Warrants

In addition to the liability classified warrants for the purchase of shares of the Company’s series of preferred stock and common stock (Note 8), the Company has the following equity classified warrants outstanding for the purchase of shares of the Company’s common stock:

Balance at December 31, 2017	232,539
Issued to SVB in connection with 2018 Term Loan (note 6)	58,817

Balance at December 31, 2018	291,356
Expired	(48,039)

Balance September 30, 2019 (unaudited)	243,317

In addition to the warrants to purchase shares of the common stock of the Company issued to SVB and its affiliate in connection with Term Loan (Note 6), equity classified warrants include those issued to a consultant as compensation for services provided to the Company. These warrants have an exercise price of $10.93 per warrant to purchase common stock, a term of five years from issuance and are fully vested to the consultant as of December 31, 2018.

The Company’s equity-classified warrants are exercisable as follows:

•

160,128 warrants issued as compensation for strategic consulting services with an exercise price of $10.93 are exercisable at any time prior to December 30, 2021 and automatically exercise on a net cashless basis in the event of a change of control of the Company or an initial public offering.

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

•

83,189 warrants issued to SVB in connection with the Company’s term loan facility having exercise prices ranging from $3.03 to $8.06 are exercisable on a cash or cashless basis at any time prior to April 21, 2022 or June 26, 2028, as applicable, and do not expire or automatically exercise in the event of an initial public offering.

2013 Stock Incentive Plan

On November 19, 2013, the Company adopted the 2013 Equity Incentive Plan (the “2013 Plan”) which provides for the Company to grant incentive stock options or nonqualified stock options for the purchase of common stock, or other stock-based awarded, to employees, members of the board of directors and consultants of the Company. The 2013 Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or their committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the share of common stock on the date of grant and the term of stock option may not be greater than ten years. The Company generally grants stock-based awards with service conditions only (“service-based” awards).

Stock options granted under the 2013 Plan generally vest over four years and expire after ten years, although options have been granted with vesting terms less than four years.

The total number of shares of common stock that may be issued under the 2013 Plan was 1,200,961 shares when the 2013 Plan was adopted. In February 2016 and July 2017, the Company increased the number of shares of common stock reserved for issuance under the 2013 Plan by 400,320 shares and 624,500 shares, respectively. In August 2018, the board of directors of the Company adopted and approved, and the stockholders of the Company approved, an amendment to the 2013 Plan to increase the number of shares of the Company’s common stock, reserved and authorized for issuance to a total of 2,305,844 shares. In March 2019, the board of directors of the Company adopted and approved, and the stockholders of the Company approved, an amendment to the 2013 Plan to increase the number of shares of the Company’s common stock, reserved and authorized for issuance to a total of 2,805,844 shares. The total number of shares of common stock that could be issued under the 2013 Plan was 2,305,844 shares as of December 31, 2018, of which 55,118 shares remained available for future grant. The total number of shares of common that may be issued under the 2013 Plan is 2,805,844 shares as of September 30, 2019, of which 286,088 shares remain available for grant (unaudited).

As required by the 2013 Plan, the exercise price for stock options granted is not to be less than the fair value of common shares as determined by the Company as of the date of grant. The Company values its common stock by taking into consideration its most recently available valuation of common shares performed by management and the board of directors as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

A summary of stock option activity for employee and non-employee awards under the 2013 Plan is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of December 31, 2016	1,246,784	$2.89	8.0	$2,415
Granted	337,973	$5.54
Exercised	(3,502)	$3.26
Cancelled	(20,675)	$4.06

Outstanding as of December 31, 2017	1,560,580	$3.45	7.5	$3,064
Granted	689,516	$8.14
Exercised	(1,050)	$4.89
Cancelled	(2,872)	$6.94

Outstanding as of December 31, 2018	2,246,174	$4.88	7.4	$9,449
Granted	300,250	$9.57
Exercised	—	$—
Cancelled	(31,220)	$4.96

Outstanding as of September 30, 2019 (unaudited)	2,515,204	$5.44	7.0	$12,072

Options vested and expected to vest at December 31, 2018	2,246,174
Options exercisable at December 31, 2018	1,616,858
Options vested and expected to vest at September 30, 2019 (unaudited)	2,515,204
Options exercisable at September 30, 2019 (unaudited)	1,783,870

The weighted average grant-date fair value of stock options granted during the years ended December 31, 2017 and 2018 was $5.56, and $6.29 per share, respectively. The weighted average grant-date fair value of stock options granted during the nine months ended September 30, 2019 was $7.68 per share (unaudited). The total intrinsic value of stock options exercised during the year ended December 31, 2018 was $4.20. There were no stock options exercised during the nine month period ended September 30, 2019 (unaudited).

As of December 31, 2017 and 2018, and September 30, 2019 (unaudited) there were no outstanding unvested service-based stock options held by non-employees.

Stock-based Compensation

The Company has recorded stock-based compensation expense for employees of $1,168, and $1,278 during the years ended December 31, 2017, and 2018, respectively. As of December 31, 2018, there was $3,485 of unrecognized compensation cost related to unvested stock-based compensation arrangements granted under the 2013 Plan. The compensation is expected to be recognized over a weighted-average period of 3.5 years at December 31, 2018.

The Company has recorded stock-based compensation expense of $1,027 during the nine months ended September 30, 2019 (unaudited). As of September 30, 2019, there was $4,720 of unrecognized compensation

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

cost related to unvested stock-based compensation arrangements granted under the 2013 Plan (unaudited). The compensation is expected to be recognized over a weighted-average period of 3.2 years at September 30, 2019 (unaudited).

Employee stock-based compensation expense recorded as research and development and general and administrative expenses is as follows:

	Year Ended December 31,		Nine Months Ended September 30, (unaudited)
	2017	2018	2018	2019
Research and Development	$454	$479	$442	$204
General and Administrative	714	798	714	823

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model based on the assumptions noted in the table below. Expected volatility for the Company’s common stock was determined based on an average of the historical volatility of a peer-group of similar public companies. The Company has limited option exercise information, as such, the expected term of the options granted was calculated using the simplified method. The risk-free rate for periods within the contractual life of the option is based upon the U.S. Treasury yield curve in effect at the time of grant.

The assumptions used in the Black-Scholes option-pricing model for stock options granted to employees during the years ended December 31, 2017 and 2018 and nine months ended September 30, 2018 and September 30, 2019 (unaudited) are as follows:

	Year Ended December 31,		Nine Months Ended September 30, (unaudited)
	2017	2018	2018	2019
Risk-free interest rate	1.9%-2.2%	2.7%-3.1%	2.7%-2.8%	1.5%-1.9%
Expected term (in years)	5.0-6.0	5.0-6.1	5.0-6.1	6.1
Expected volatility	78.2%-80.4%	86.1%-100.7%	86.1%-92.3%	100.5%-106.1%
Expected dividend yield	0%	0%	0%	0%

The Company recorded stock-based compensation expense related to non-employee awards of $211 and $176 for the years ended December 31, 2017, and 2018, respectively and $176 for the nine months ended September 30, 2018. The compensation expense related to the non-employee awards is included in the total stock-based compensation each year and is subject to re-measurement until the options vest. All expense related to non-employee stock option grants has been recognized as of December 31, 2018. The Black-Scholes assumptions used to estimate the fair value of these awards for the years ended December 31, 2017, and 2018 are as follows:

	Year Ended December 31		Nine Months Ended September 30,
	2017	2018	2018	2019
Risk-free interest rate	2.5%	2.8%	2.8%	—
Expected term (in years)	9.2-10.0	10.0	10	—
Expected volatility	87.6%	91.1%	91.1%	—
Expected dividend yield	0%	0%	0%	—

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

The Company granted non-employee stock options to consultants for the purchase of 44,926 and 29,114 shares of the Company’s common stock during the years ended December 31, 2017, and 2018, respectively. The weighted-average exercise price of non-employee stock options granted for the year ended December 31, 2017, and 2018, was $5.54 and $6.93 per share, respectively. The weighted-average fair value of non-employee stock options granted for the year ended December 31, 2017 and 2018 was $4.68 and $6.03 per share, respectively.

11. Net Income (Loss) Per Share Attributable to Common Stockholders

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company:

	Year Ended December 31,		Nine Months Ended September 30, (unaudited)
	2017	2018	2018	2019
Net income (loss)	$(24,614)	$(38,957)	$(25,333)	$7,259
Less: Cumulative dividends on convertible preferred stock	(128)	(3,655)	(2,791)	(489)

Net income (loss) attributable to common stockholders	$(24,742)	$(42,612)	$(28,124)	$6,770

Net income per common share amounts:
Basic net income (loss) per share attributable to common stockholders	$(19.91)	$(33.73)	$(22.60)	$4.05
Diluted net income (loss) per share attributable to common stockholders	$(19.91)	$(33.73)	$(22.60)	$0.36

Weighted average common shares outstanding :
Basic	1,242,744	1,263,369	1,244,493	1,669,866
Diluted	1,242,744	1,263,369	1,244,493	18,704,165

Basic earnings per common share is calculated by dividing the net income (loss) for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per common share is calculated by dividing net income (loss) for the year by the sum of the weighted average number of common shares outstanding during the year plus the number of potentially dilutive common shares (“dilutive securities”) that were outstanding during the year. Dilutive securities include options granted pursuant to the Company’s stock option plans, warrants issued to non-employees, and convertible preferred stock.

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

The Company’s potential dilutive securities, which include convertible preferred stock, warrants for the purchase of convertible preferred shares, warrants for the purchase of common stock and common stock options, have been excluded from the computation of diluted net loss per share as the effect would be antidilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	December 31,		September 30,
	2017	2018	2019
			(unaudited)
Convertible preferred shares (as converted to common stock)	14,979,055	14,999,906	—
Warrants for the purchase of convertible preferred stock (as converted to common stock)	723,516	622,869	670,031
Warrants to purchase common stock	377,477	310,262	179,034
Options to purchase common stock	1,560,580	2,246,174	4,136

	17,640,628	18,179,211	853,201

12. Commitments and Contingencies

Leases

On January 1, 2019, the Company adopted ASC 842 using the optional transition method. The Company’s lease portfolio includes a property lease for its headquarters location. Lease cost is recognized on a straight-line basis over the lease term. Lease cost for the nine months ended September 30, 2019 was $441. Supplemental cash flow information related to leases for the periods reported is as follows (unaudited):

Nine Months Ended September 30, 2019
(unaudited)
Right-of-use assets obtained in exchange for new operating lease upon adoption of ASC 842 (in thousands)	$2,583
Cash paid for amounts included in the measurement of lease liabilities (in thousands)	441
Remaining lease term of operating lease (in years)	5
Discount rate of the operating lease	6%

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Future minimum lease payments under the non-cancelable operating lease under ASC 842 as of September 30, 2019 (unaudited) are as follows:

Minimum Lease Payments
2019	$149
2020	601
2021	613
2022	624
2023	635
2024 and thereafter	267

Total future minimum lease payments	2,889
Less: present value adjustment	(351)

Operating lease liabilities at September 30, 2019 (unaudited)	2,538
Less: current portion of operating lease liabilities	(427)

Operating lease liabilities, net of current portion	$2,111

At December 31, 2018, future minimum lease payments under the non-cancelable operating lease under ASC 840 were as follows:

Minimum Lease Payments
2019	$590
2020	601
2021	613
2022	624
2023	635
2024 and thereafter	267

Total future minimum lease payments	$3,330

Litigation

The Company periodically becomes involved in various claims, lawsuits and proceedings that are incidental to its business. In the opinion of Company management, there are no matters currently pending that would, in the event of an adverse outcome, materially impact the Company’s consolidated financial position, results of operations or liquidity.

13. License and Collaboration Agreements

Boehringer Ingelheim

The Company is party to a patent assignment and license agreement (the “PALA”) with Boehringer Ingelheim International GmbH (“BI”) for three product compounds. The Company paid a nonrefundable

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

one-time upfront fee in November 2015 upon entering into the agreement. In accordance with the agreement, the Company is required to use commercially reasonable efforts to develop and commercialize the product compounds under a specified development plan.

Under the patent assignment and license agreement, the Company paid Boehringer Ingelheim a $1,000 clinical development milestone which was recorded as research and development expense in September 2016 upon initiation of the Phase 1 clinical trial for CNTX-0290. In addition, if the Company succeeds in developing and commercializing products containing the product compounds, it may owe BI total payments up to $297 for regulatory milestones and $600 for commercial milestones. During the fourth quarter of 2018 the Company achieved a regulatory milestone provided for in the agreement and reflected an additional $1,000 in research and development expense. This amount was paid in the first quarter of 2019 (unaudited).

BI is entitled to receive low single-digit to low teens percentage royalties on global annual net sales of products calculated on a country-by-country and product-by-product basis. The Company’s royalty obligations to BI will expire on a country-by-country and product-by-product basis upon the later of (a) the date on which such product is no longer covered by a valid claim of an assigned patent, (b) the date on which such product is no longer covered by any other governmental grant of exclusivity in such country in the indication, or (c) 10 years from first launch of the respective product in the country, provided the licensed know-how is still proprietary.

Eli Lilly and Company

In May 2019, the Company entered into a collaboration and license agreement (the “Lilly License”) with Eli Lilly and Company (“Lilly”). Under the Lilly License, the Company granted Lilly an exclusive, worldwide, royalty-bearing, sublicensable license under certain patents, patent applications and know-how controlled by the Company to research, develop, register, make (including formulate), have made, commercialize, or otherwise exploit products containing certain agonists of somatostatin receptor type 4, or SSTR4, including the Company’s product candidate CNTX-0290, an investigational small molecule SSTR4 agonist for the treatment of chronic pain associated with inflammatory, neuropathic, and mixed pain conditions. The Lilly License became effective on July 11, 2019, upon the completion of certain closing conditions, including the receipt of clearance from the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act.

Lilly has the sole responsibility, discretion and authority to develop the licensed products, except that the Company may be responsible for certain development activities specified in an agreed-upon development plan solely if the parties agree the Company should conduct any such activities. Lilly is required to use commercially reasonable efforts to develop the licensed products. Lilly also has the sole right and responsibility to commercialize the licensed products and is required to use commercially reasonable efforts to do so. Lilly granted the Company an option to negotiate for co-promotion of the licensed products in the United States. Lilly shall be solely responsible for the filing, prosecution, enforcement and defense of any licensed patent rights and patent rights jointly developed under the Lilly License.

As consideration for the licensed rights under the Lilly License, Lilly made a non-refundable upfront payment to the Company of $47,500 on July 26, 2019 and has potential development and regulatory milestone payments of up to $575,000. If the licensed products are successfully commercialized, the Company would be eligible for up to $375,000 in potential sales milestones and tiered royalties of percentages ranging from the high-single digits to mid-teens.

If, within a specified time period, Lilly develops a small molecule product outside the scope of the Lilly License that modulates SSTR4 as its primary mechanism of action and that is developed for the treatment or

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

prevention of chronic pain associated with inflammatory, neuropathic and mixed pain conditions, the Company may elect to convert the exclusive license in the Lilly License to a non-exclusive license and to independently exploit the licensed products. If the Company makes such election, it will be required to make low single-digit percentage royalty payment to Lilly on net sales of such licensed products.

The Lilly License will expire on a country-by-country, licensed product-by-licensed product basis upon the latest of (1) such licensed product no longer being covered by a valid claim in such country, (2) expiration of all regulatory exclusivity periods for such licensed product in such country, and (3) a specified period after the first commercial sale of such licensed product in such country. Lilly has the right to terminate the Lilly License without cause upon a 90-day prior written notice. The Company has the right to terminate the Lilly License if Lilly or its affiliates commence any action against us to declare or render any claim of the licensed patents rights invalid or unenforceable. Either party may terminate the Lilly License for the other party’s material breach uncured within ninety (90) days or if the other party becomes insolvent.

If the Lilly License is terminated by Lilly without cause or by the Company for Lilly’s material breach, the Company may elect to have Lilly transfer the terminated products to the Company, including any associated regulatory filings and clinical trials, for the Company to continue the development and commercialization of such products. If the Company makes such election, it will be required to make low single-digit percentage royalty payment to Lilly on net sales of such products.

The Company assessed this agreement under ASC 606 and concluded that the contract counterparty, Lilly, is a customer. The Company identified the following material promises under the contract: (1) exclusive license to research, develop, manufacture and commercialize SSTR4, (2) know-how transfer, and (3) regulatory filings transfer all of which have been delivered to Lilly. As of September 30, 2019 (unaudited), the Company recognized $47.5 million in revenue in connection with this agreement. The development milestone payments will be recognized when the respective milestone is achieved or when the risk of revenue reversal is remote. Royalties and commercial sales milestone payments will be recognized when the respective underlying sales or sales milestones occur. As of September 30, 2019 (unaudited), the Company recognized $47.5 million in revenue in connection with this agreement.

14. Income Taxes

The Company’s loss before income taxes was $25,055 and $39,584 for the years ended December 31, 2017 and 2018, respectively, and was generated entirely in the United States. The Company recorded no income tax benefits for the net operating losses incurred in each year due to its uncertainty of realizing a benefit from those items.

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

A reconciliation of the statutory United States federal income tax rate to the Company’s effective tax rate is as follows:

	Tax Year ended December 31,
	2017	2018
U.S. federal statutory income tax rate	(34.0)%	(21.0)%
State and local taxes, net of federal benefit	(5.3)%	(6.0)%
Nondeductible expenses	2.3%	0.9%
Research and development credits	(2.5)%	(2.8)%
Change in valuation allowance	(5.6)%	28.0%
Other	0.4%	0.9%
Effect of US tax reform	44.7%	0.0%
Effect of US tax reform - tax benefit	(1.8)%	(1.6)%

Effective income tax rate	—	(1.6)%

Net deferred tax assets as of December 31, 2017 and 2018 consisted of the following:

	Tax Year ended December 31,
	2017	2018
Net operating loss carryforwards	$7,698	$10,570
Research and development tax credit carryforwards	2,535	3,616
Capitalized research and development expenses	16,621	23,142
Intangible asset	1,368	1,619
Share-based compensation	108	206
Other	(168)	79

Total deferred tax assets	28,162	39,233
Less: Valuation allowance	(28,162)	(39,233)

Net deferred tax assets	$—	$—

In-process research and development from acquisition	(999)	(372)

Total deferred tax liability	$(999)	$(372)

In assessing the realizability of the net deferred tax asset, the Company considers all relevant positive and negative evidence in determining whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. Management believes that it is more likely than not that the Company’s deferred income tax assets will not be realized. As such, there is a valuation allowance against the net deferred tax assets as of December 31, 2017 and 2018. The valuation allowance decreased by $1,402 during the year ended December 31, 2017 due primarily to the decrease in the federal income tax rate from 34% to 21% and increased by $11,071 during the year ended December 31, 2018 primarily due to the generation of net operating losses during the year.

The deferred tax liability decreased by $627 during the year ended December 31, 2018 due to the Company’s post 2017 federal net operating losses being subject to 80% limitation with no expiration date. This indefinite carry forward deferred tax asset can be used against IPR&D indefinite lived deferred tax liability.

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

The following table summarizes carryforwards of federal net operating losses and tax credits as of December 31, 2018:

	Amount	Expiration Beginning in
Federal net operating losses	$39,197	2029
State net operating losses	$38,782	2029
Federal and state research and development credits	$3,616	2021

Utilization of the U.S. net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382. The Company has not yet conducted a study of its research and development credit carryforwards. This study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed and any adjustment is known, no amounts are presented as an uncertain tax position under ASC 740-10, Income Taxes. A full valuation allowance has been provided against the Company’s research and development credits, and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no effect to the balance sheet or statement of operations if an adjustment were required.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2018, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations. Due to net operating loss and tax credit carry forwards that remain unutilized, income tax returns for tax years from inception through 2018 remain subject to examination by the taxing jurisdictions.

In December 2017, the Tax Cuts and Jobs Act (2017 Tax Act) was enacted. The 2017 Tax Act includes a number of changes to existing United States tax laws that impact the company, most notably a reduction of the United States corporate income tax rate from 35% (34% for the Company) to 21% for tax years beginning after December 31, 2017. The 2017 Tax Act introduced many new provisions that become effective in 2018, including but not limited to, Global Intangible Low-Taxed Income (GILTI), Base Erosion Anti-Abuse Tax (BEAT), Foreign Derived Intangible Income (FDII) deduction, limitation of the tax deduction for net interest expense to 30% of adjusted taxable income, immediate deductions for certain new fixed asset additions instead of depreciating assets over time and changed deductions for executive compensation. The impact of the 2017 Tax Act remains subject to developing interpretations of the relevant provisions in the regulations promulgated by the U.S. Treasury Department, as well as the conformity and application of these regulations in various states. We continue to assess the impact of the new provisions on the tax provision already included in our financial statements and guidance and we may need to make adjustments as the application of the law becomes clearer, which could adversely affect our business and financial condition.

CENTREXION THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

15. Related Party Transactions

The Company is a party to a license agreement with an officer and director whereby the Company officer and director and the other investors party to the agreement granted an exclusive license under certain technology, including both patent rights and know-how related to capsaicin. The license agreement provides for a possible $350 milestone payable upon FDA approval of the licensed product, which has not yet occurred.

The Company issued partial recourse promissory notes to two executive officers in connection with their purchase of shares of Company common stock in 2013. At December 31, 2017 the balance of those notes receivable from stockholders was $597 and included in stockholders deficit in the Company’s balance sheet. In April 2018, the board of directors determined to fully release executive officers from all liabilities and obligations under partial recourse promissory notes, dated October 8, 2013, in the aggregate principal amount of $597.

16. Subsequent Events

In preparing the financial statements as of and for the year ended December 31, 2018, and as of and for the nine months ended September 30, 2019 (unaudited) the Company has evaluated subsequent events for recognition, measurement and disclosure purposes through, the date the financial statements were available for issuance, and has evaluated for disclosures and subsequent events occurring after such date through, which is the date these financial statements were available for reissuance. The Company has concluded that, other than the events disclosed elsewhere in these footnotes, there are no other events or transactions that have occurred that require disclosure in the accompanying financial statements.

Through and including                 , 2020, (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

            Shares

Common Stock

PROSPECTUS

Credit Suisse

SVB Leerink

                , 2020

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq listing fee.

Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
Initial listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)	Issuance of Capital Stock.

On December 30, 2016, the registrant issued 26,446,985 shares of its Series C preferred stock at a price per share of $1.80, for aggregate consideration of approximately $47.6 million, to accredited investors pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering. The aggregate consideration consisted of $16.6 million in cash proceeds in exchange for 9,202,663 shares of Series C preferred stock, and the conversion of the promissory notes in the aggregate amount of the $30.0 million in principal and $1,039,835 in accrued interest into 17,244,322 shares of Series C preferred stock.

On January 6, 2017, the registrant issued an additional 111,334 shares of its Series C preferred Stock at a price per share of $1.80, for aggregate consideration of approximately $0.2 million, to accredited investors pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering.

On December 18, 2017, the registrant issued 36,717,364 shares of its Series D preferred stock at a price per share of $1.80, for aggregate consideration of approximately $66.1 million, to accredited investors pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering. The aggregate consideration consisted of $56.5 million in cash proceeds plus the conversion of the promissory notes and accrued interest in the aggregate amount of approximately $9.6 million.

On December 20, 2017, the registrant issued an additional 3,888,885 shares of its Series D preferred stock at a price per share of $1.80, for aggregate consideration of approximately $7.0 million, to accredited investors pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering.

On December 18, 2018 and December 20, 2018, the registrant issued an aggregate of 422,607 shares of its common stock to certain holders of shares of its Series D preferred stock in respect of an accrued dividend.

On March 15, 2019, the registrant issued an additional 8,333,333 shares of its Series D preferred stock at a price per share of $1.80, for aggregate consideration of approximately $15.0 million, to an accredited investor pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering.

At various dates between October 2019 and November 2019, the registrant issued an aggregate of 630 shares of its common stock to certain holders of shares of its Series D preferred stock in respect of an accrued dividend.

(b)	Equity Grants.

Since December 1, 2016, the registrant granted stock options to purchase an aggregate of 1,327,739 shares of its common stock with exercise prices ranging between $5.54 and $10.07 per share to employees, non-employees, and directors in connection with services provided to the registrant by such parties.

The issuances of such stock options, the shares of common stock issuable upon the exercise of such options and such restricted shares of common stock were issued pursuant to written compensatory plans or arrangements with the registrant’s employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

(c)	Warrants.

From April 28, 2017 to October 10, 2017, the registrant issued warrants to purchase an aggregate of 831,120 shares of Series D preferred stock to accredited investors pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering.

On December 19, 2017, the registrant issued a warrant to purchase 18,905 shares of common stock to Brookline Capital Markets pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering.

On June 27, 2018, the registrant issued a warrant to purchase 58,817 shares of common stock to SVB pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering.

On June 28, 2019, the registrant issued warrants to purchase an aggregate of 416,666 shares of Series D Preferred Stock to Solar Capital Ltd., SCP Private Credit Income Fund SPV LLC, SCP Private Credit Income BDC SPV LLC and SCP Private Corp Lending Fund LP pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering.

(d)	Issuance of Notes.

From April 28, 2017 to October 10, 2017, the registrant issued convertible promissory notes in the aggregate principal amount of $9.2 million to accredited investors pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering. On December 18, 2017, upon the closing of the Series D preferred stock financing, these promissory notes, as well as $406,306 in then-accrued interest thereon, converted into 5,328,476 shares of Series D Preferred Stock.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1**	Form of Underwriting Agreement

3.1*	Certificate of Incorporation of the Registrant, as amended (currently in effect)

3.2*	Bylaws of the Registrant, as amended (currently in effect)

3.3*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.4*	Form of Restated Bylaws of the Registrant (to be effective upon the closing of this offering)

4.1*	Third Amended and Restated Stockholders Agreement, as amended

4.2*	Specimen stock certificate evidencing the shares of common stock

4.3.1*	Warrant to Purchase Common Stock, dated April 22, 2015, issued by the Registrant to Silicon Valley Bank

4.3.2*	Warrant to Purchase Common Stock, dated April 22, 2015, issued by the Registrant to Life Science Loans, LLC

4.3.3*	Warrant to Purchase Common Stock, dated June 27, 2018, issued by the Registrant to Silicon Valley Bank

4.3.4*	Form of Warrant to Purchase Preferred Stock, dated June 28, 2019, issued by the Registrant to Solar Capital Ltd. and certain of its affiliates, together with a schedule of warrants and warrantholders

4.4.1*	Form of Amended and Restated Warrant to Purchase Common Stock, dated various dates, issued by the Registrant to various affiliates of Brookline Capital Markets, together with a schedule of warrants and warrantholders

4.4.2*	Form of Amended and Restated Warrant to Purchase Preferred Stock, dated various dates, issued by the Registrant to Maxim Partners, LLC, together with a schedule of warrants

4.5.1*	Warrant to Purchase Common Stock, dated December 30, 2016, issued by the Registrant to a former consultant

4.5.2*	Form of Warrant to Purchase Series C Preferred Stock, dated various dates, issued by the Registrant to various investors, together with a schedule of warrants and warrantholders

Exhibit Number	Description of Exhibit

4.5.3*	Form of Warrant to Purchase Series D Preferred Stock, dated various dates, issued by the Registrant to various investors, together with a schedule of warrants and warrantholders

5.1*	Opinion of Latham & Watkins LLP

10.1#*	2013 Equity Incentive Plan, as amended, and form of option agreements thereunder

10.2#*	2020 Incentive Award Plan and forms of agreements thereunder

10.3#*	2020 Employee Stock Purchase Plan

10.4#*	Non-Employee Director Compensation Program

10.5#*	Form of Indemnification Agreement for Directors and Officers

10.6*	Office Lease Agreement, dated October 24, 2016, between the Registrant and GLL 200 State Street, L.P.

10.7.1†*	Patent Assignment and Licensing Agreement, dated as of November 11, 2015, between the Registrant and Boehringer Ingelheim International, GmbH

10.7.2†*	Amendment #1 to Patent Assignment and Licensing Agreement, dated as of January 29, 2018, between the Registrant and Boehringer Ingelheim International, GmbH

10.7.3*	Consent to Sublicense Certain Rights under the Patent Assignment and Licensing Agreement, dated May 22, 2019, between the Registrant and Boehringer Ingelheim International, GmbH

10.8†*	Collaboration and License Agreement, dated May 24, 2019, between Eli Lilly and Company and the Registrant

10.9*	License Agreement, dated August 28, 2001, among James N. Campbell, M.D., Richard A. Meyer, M.S. and Marco Pappagallo, M.D. and the Registrant (as successor to AlgoRx Pharmaceuticals, Inc.)

10.10	Loan and Security Agreement, dated June 28, 2019, among Solar Capital, Ltd., certain of its affiliates and the Registrant, as amended

10.11#*	Executive Employment Agreement between the Registrant and Jeffrey B. Kindler, dated October 8, 2013, as amended on November 2, 2018

10.12#*	Offer Letter to B. Nicholas Harvey, dated July 9, 2018

10.13#*	Offer Letter to Andrew Partridge, dated September 19, 2018

21.1*	Subsidiaries of the Registrant

23.1	Consent of KPMG LLP

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	Previously filed.
**	To be filed by amendment.
#	Indicates management contract or compensatory plan.
†	Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K, Item 601(b)(10)(iv).

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on this 23rd day of December, 2019.

CENTREXION THERAPEUTICS CORPORATION

By:	/s/ Jeffrey B. Kindler
Jeffrey B. Kindler
Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Jeffrey B. Kindler Jeffrey B. Kindler	Chief Executive Officer and Director (principal executive officer)	December 23, 2019

/s/ Michael Ward Michael Ward	Executive Vice President, Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)	December 23, 2019

* Sol J. Barer, Ph.D.	Chairman of the Board of Directors	December 23, 2019

* James N. Campbell, M.D.	Director	December 23, 2019

* Hongbo Lu, Ph.D.	Director	December 23, 2019

* Daniel N. Mendelson	Director	December 23, 2019

* Sara Nayeem, M.D.	Director	December 23, 2019

* Arnold L. Oronsky, Ph.D.	Director	December 23, 2019

* Joseph R. Swedish	Director	December 23, 2019

* Shawn Tomasello	Director	December 23, 2019

Signature	Title	Date

* Stella Xu, Ph.D.	Director	December 23, 2019

*By:	/s/ Jeffrey B. Kindler
Jeffrey B. Kindler
Attorney-in-fact